CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit 99.1

PDL BioPharma, Inc.

932 Southwood

Boulevard

Incline Village, Nevada 89451

, 2020

Dear PDL Stockholder:

I am pleased to report that the previously announced separation from PDL BioPharma, Inc. (“PDL”) of its majority-owned subsidiary, LENSAR, Inc. (“LENSAR”) and the distribution of all of the outstanding shares of common stock of LENSAR held by PDL on a pro rata basis to holders of PDL common stock (together, the “Spin-Off”) , is expected to become effective on                     , 2020 and that LENSAR will become a stand-alone company on that date. LENSAR is a commercial-stage medical device company focused on designing, developing and marketing an advanced femtosecond laser system for the treatment of cataracts and the management of pre-existing or surgically induced corneal astigmatism.

LENSAR intends to list its common stock on the                      under the symbol “LNSR.”

Recognizing the difference between our share price and our higher book value, we previously announced that we would seek to increase stockholder value by distributing the value of the individual assets within PDL to our stockholders. We believe that the Spin-Off of LENSAR will enhance value for current PDL stockholders by allowing the markets to more efficiently value LENSAR and its assets separately from PDL.

Holders of record of PDL common stock as of                     , Eastern Time, on                     , 2020, which will be the record date, will receive                      share of LENSAR common stock for every                      shares of PDL common stock held by such holders. No action is required on your part to receive your LENSAR stock. You will not be required to pay anything for the new shares or to surrender any shares of PDL stock.

Fractional shares of LENSAR’s common stock will not be distributed. Fractional shares of LENSAR’s common stock that would otherwise be distributed to PDL stockholders will be aggregated and sold in the public market by the transfer agent. The aggregate net proceeds of these sales will be distributed ratably as cash payments to the stockholders who would otherwise have received fractional interests. In due course you will be provided with information to enable you to compute your tax basis in both the PDL and the LENSAR stock.

The enclosed information statement describes the distribution of shares of LENSAR stock and contains important information about LENSAR, including financial statements. I suggest that you read it carefully. If you have any questions regarding the distribution, please contact PDL’s transfer agent, Computershare Trust Company, N.A. at (877) 424-4271.

I believe the Spin-Off is a positive event for the owners of our stock. We remain committed to working on your behalf to provide a meaningful return for our stockholders.

Sincerely,

Elizabeth O’Farrell

Chairperson of the Board

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Information included herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

PRELIMINARY INFORMATION STATEMENT

SUBJECT TO COMPLETION, DATED     , 2020

LENSAR, Inc.

Common Stock

(par value $0.01)

PDL BioPharma, Inc. (“PDL”) is furnishing this information statement (the “information statement”) to its stockholders in connection with the planned distribution by PDL to its stockholders of all of the outstanding shares of common stock held by PDL of its direct, majority-owned subsidiary, LENSAR, Inc. (“LENSAR,” the “company,” “we,” “us” or “our”).

PDL will distribute all of the outstanding shares of common stock of LENSAR held by PDL on a pro rata basis to holders of PDL common stock, which we refer to as the “Distribution.” We refer to the separation of LENSAR from PDL as the “Separation,” and the Separation and Distribution together as the “Spin-Off.” Holders of PDL common stock as of                     , Eastern Time, on                     , 2020, which will be the Record Date for the Distribution, will be entitled to receive share of LENSAR common stock for every                      shares of PDL common stock held by such holders. The Distribution will be made in book-entry form. Immediately after the Distribution is completed, LENSAR will be an independent, publicly traded company. Fractional shares of our common stock will not be distributed. Fractional shares of our common stock that would otherwise be distributed to PDL stockholders will be aggregated and sold in the public market by the transfer agent. The aggregate net proceeds of these sales will be distributed ratably as cash payments to the stockholders who would otherwise have received fractional interests.

No action will be required of you to receive shares of LENSAR common stock, which means that:

•	PDL is not asking you for a proxy, and you should not send a proxy;

•	you will not be required to pay for the shares of LENSAR common stock that you receive in the Distribution; and

•	you do not need to surrender or exchange any of your PDL common stock in order to receive shares of LENSAR common stock, or take any other action in connection with the Spin-Off.

There is currently no trading market for LENSAR common stock. However, we expect that a limited market, commonly known as a “when-issued” trading market, for our common stock will develop shortly prior to the Record Date for the Distribution, and we expect that “regular-way” trading of our common stock will begin the first trading day after the completion of the Distribution. We have applied to list our common stock on the                      under the symbol “LNSR.”

We are an “emerging growth company” and a “smaller reporting company” as defined under U.S. federal securities laws, and as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

Stockholders of PDL with inquiries related to the Distribution should contact PDL’s transfer agent, Computershare Trust Company, N.A. at (877) 424-4271.

WE ARE NOT ASKING YOU FOR A PROXY

AND YOU ARE REQUESTED NOT TO SEND US A PROXY

In reviewing this information statement, you should carefully consider the matters described under “Risk Factors” beginning on page 25 for a discussion of certain factors that should be considered by recipients of our common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is                     , 2020.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

i

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

INFORMATION STATEMENT SUMMARY

The following is a summary of some of the information contained in this information statement. This summary is included for convenience only and should not be considered complete. This summary is qualified in its entirety by the more detailed information contained elsewhere in this information statement, which should be read in its entirety.

All references in this information statement to “PDL” refer to PDL BioPharma, Inc., a Delaware corporation; all references in this information statement to “LENSAR,” “the company,” “we,” “us,” or “our” refer to LENSAR, Inc., a Delaware corporation. Where appropriate in context, the foregoing terms also include subsidiaries. Throughout this information statement, we refer to the shares of PDL common stock, $0.01 par value per share, as PDL common stock or as PDL shares, and the shares of LENSAR common stock, par value $0.01 per share, that will be distributed in the Distribution as LENSAR common stock, as our common stock or as LENSAR shares.

Overview

We are a commercial-stage medical device company focused on designing, developing and marketing an advanced femtosecond laser system for the treatment of cataracts and the management of pre-existing or surgically induced corneal astigmatism. Our LENSAR Laser System incorporates a range of proprietary technologies designed to assist the surgeon in obtaining better visual outcomes, efficiency and reproducibility by providing advanced imaging, simplified procedure planning, efficient design and precision. We believe the cumulative effect of these technologies results in a laser system that can be quickly and efficiently integrated into a surgeon’s existing practice, is easy to use and provides surgeons the ability to deliver improved visual outcomes. Surgeons have used our laser system to perform more than 380,000 cataract procedures, including 108,030 during the year ended December 31, 2019. As we continue to innovate, we are designing a next-generation, integrated workstation, ALLY, which combines an enhanced femtosecond laser with a phacoemulsification system in a compact, mobile workstation that is designed to allow surgeons to perform a femtosecond laser assisted cataract procedure in a single operating room using a single device. We expect this combination product could be a considerable advancement and will provide significant administrative and financial benefit to a surgeon’s practice at a cost less than the cost of our current system. We anticipate submitting an application for 510(k) clearance of ALLY to the U.S. Food and Drug Administration, or FDA, by the end of the first quarter of 2022 and to begin commercialization of ALLY in 2022.

A cataract occurs when the normally clear lens of the eye becomes cloudy or opaque, causing a decrease in vision. The majority of patients suffering from cataracts also present with visually significant astigmatism, which is an imperfection in the symmetry of the cornea that results in decreased visual acuity. In 2019, Market Scope estimated that approximately 70% to 90% of cataract patients present with addressable astigmatism prior to cataract surgery. Currently, the only way to treat cataracts is to surgically remove the natural lens of the eye. The principal steps in the procedure include a corneal incision, called an anterior capsulotomy; cataract phacoemulsification including the fragmentation, aspiration and removal of the cataract; and implantation of an artificial intraocular lens, or IOL. IOLs contain corrective power to replace the optical power of the natural lens. A variety of IOLs exist, including a standard monofocal IOL, or premium IOLs, such as multifocal, accommodating or toric IOLs.

Traditional cataract surgeries are performed by a surgeon using a metal or diamond blade to perform the anterior capsulotomy to enter the eye, and a bent needle to perform the anterior capsulotomy to provide the surgeon access to the nucleus of the cataract for fragmentation and subsequent removal. More recently, laser systems have been developed to assist surgeons in performing or facilitating these aspects of the cataract procedure, including assessing and fragmenting the cataract. In either case, cataract fragmentation and removal is achieved using a process called phacoemulsification. Currently, Medicare and most commercial third-party

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

payors only cover the cost of traditional cataract surgery and the placement of a monofocal IOL, which may not produce the targeted visual outcome. To achieve their targeted visual outcome, patients may elect to have an advanced procedure that involves use of a laser system and implantation of a premium IOL, in which case the patient is responsible for the cost differential between the amount reimbursed by a third-party payor and the cost of the advanced procedure. However, based on management estimates derived from the 2019 Cataract Surgical Equipment Report, even when patients pay for and receive an advanced procedure that involves implantation of a premium IOL, approximately 43% still do not achieve the targeted visual outcome, typically characterized as a result within 0.5 diopters.

We believe the inability to achieve the targeted visual outcome is largely due to a failure to appropriately address corneal astigmatism even when using competing laser systems. We believe this lack of precision can be attributed to several limitations of competing laser devices, including imaging systems that require manual inputs, inaccuracies that result from reliance on manually transposing data and marking the eye for treatment, and the inability to use iris registration to integrate with preoperative devices. These devices also lack a cataract density imaging system, which allows the surgeon to customize the fragmentation and energy settings based on each individual patient’s cataract.

We developed our LENSAR Laser System to provide an alternative laser cataract treatment tool that allows the surgeon to better address astigmatism and improve visual outcomes. Our system incorporates a range of proprietary technology features that are designed to provide surgeons the following key benefits:

•

Advanced imaging. Our Augmented Reality imaging and processing technology collects a broad spectrum of biometric data and then reconstructs and presents a precise, three-dimensional model of each individual patient’s eye that is used to develop and implement the surgeon’s procedure plan.

•

Simplified procedures. Our system is designed to automate and perform various critical steps in the cataract procedure with the goal of providing surgeons with the confidence to perform these advanced procedures that include implantation of a premium IOL. For example, our IntelliAxis IV technology allows for the precise placement of arcuate corneal incisions, as well as the proprietary refractive capsulorhexis, or IntelliAxis Refractive Capsulorhexis, that creates tabs on the exact axis of astigmatism 180 degrees apart to help produce proper toric IOL placement. These tabs can even be visualized by the surgeon postoperatively to help further ensure proper placement without rotation, which can diminish the effectiveness of the toric IOL.

•	Efficient design. We designed the ergonomics of the system and its wireless capabilities to enable the system to integrate seamlessly into a surgeon’s existing surgical environment.

•

Precision and reproducibility. The system has multiple features specifically designed to enable precise placement and centration of the IOL in patients in a consistent and reproducible manner that is not possible in manual cataract surgery or using competing laser systems.

We believe the cumulative effect of these technologies is an advanced laser system that can be quickly integrated into a surgeon’s existing practice, is easy to use and provides surgeons the ability to deliver improved outcomes when addressing astigmatism in connection with cataract removal. In a retrospective study published in the Journal of Cataract Refractive Surgery, or the Arcuate Keratotomy Study, of 189 eyes that underwent arcuate keratotomy with our laser system 95.8% demonstrated post-operative refractive astigmatism of 0.5 diopters or less and 90% of eyes had a post-operative uncorrected distance visual acuity, or UDVA, of 20/30 or better.

We are focused on continuous innovation and are currently developing our proprietary, next-generation, integrated workstation, ALLY. ALLY is designed to combine our existing femtosecond laser technology with enhanced capabilities and a phacoemulsification system into a single unit and allow surgeons to perform a femtosecond laser assisted cataract procedure in a single operating room using this device. We anticipate submitting an application for 510(k) clearance to the FDA by the end of the first quarter of 2022 and to begin

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

commercialization of ALLY in 2022. If ALLY is cleared by the FDA, we believe its lower operating costs and combined functions will help drive broader penetration for us into the overall cataract surgery market and could create a paradigm shift in the treatment of cataracts and management of astigmatism in cataract surgery.

We have built and are continuing to grow our commercial organization, which includes a direct sales force in the United States and distributors in Germany, China, South Korea and other targeted international geographies. We believe there is significant opportunity for us to expand our presence in these countries and other markets and regions. In the United States, we sell our products through a direct sales organization that, as of December 31, 2019, consisted of 30 commercial team professionals, including regional sales managers, clinical applications and outcomes specialists, field service, technology and customer support personnel.

We have experienced considerable growth since we began commercializing our products in the United States in 2012. Our revenue increased from $24.4 million for the year ended December 31, 2018 to $30.5 million for the year ended December 31, 2019, representing annual revenue growth of 25%. Our net losses were $12.6 million and $14.7 million for the years ended December 31, 2018 and December 31, 2019, respectively. Additionally, our installed base of LENSAR Laser Systems had increased from 184 as of December 31, 2018 to 207 as of December 31, 2019.

Our Strengths

We attribute our current and anticipated future success to the following factors:

•	an established large and growing market for cataract surgery;

•	a disruptive technology platform providing improved visual outcomes;

•	demonstrated and growing commercial success;

•	improved visual outcomes that drive more advanced, patient-pay procedures;

•	a focus on innovation to facilitate surgeon adoption;

•	innovative intellectual property protected by a comprehensive patent portfolio; and

•	a proven management team and board of directors.

While we believe these factors will contribute to further growth and success, we cannot assure you that the market for cataract surgery will continue to grow as we anticipate or that new disruptive technologies will not be introduced to displace our laser systems. Moreover, we must maintain and grow market acceptance for our laser system and convince physicians and patients that the out of pocket costs associated with procedures that use our laser systems will produce their targeted results. If we are unable to accomplish those goals, our business could suffer.

Market Overview

Current Cataract Treatment Alternatives

Currently, the only way to treat cataracts is to surgically remove the natural lens of the eye. The standard cataract surgical procedure is typically performed in a hospital or in an outpatient ambulatory surgery center, or ASC. The patient receives drops topically, or an injection to numb the eye during the procedure and is usually released from the facility on the same day. The principal steps in the procedure include a corneal incision called an anterior capsulotomy, cataract fragmentation and removal of the cataract, and implantation of an IOL. IOLs contain corrective power to replace the optical power from the natural lens, and can also be used to correct the pre-existing visual errors in the natural lens removed in cataract surgery. Without an IOL, patients would need very thick eyeglasses or special contact lenses to see at all after cataract surgery. A variety of IOLs with different features exist. Some of the basic types include:

•

Monofocal IOLs. This type of lens has a single focus strength primarily used for distance vision. Most patients receiving this type of lens will typically require the use of reading glasses for near vision.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

More contemporary uses of these lenses are to correct one eye for distance and use a different power to correct one eye for reading. This is referred to as monovision and is not suitable for a large part of the population due to many patients being unable to adapt to the vision imbalance.

•

Accommodating IOLs. Similar to monofocal IOLs, these lenses have a single focus strength; however, they are designed to respond to eye muscle movements and shift focus from near to far. There are accommodating IOLs in development that have an optical fluid or multi-piece designs that are designed to move and shift focus but work on different principles.

•

Extended depth-of-focus or Multifocal IOLs. These IOLs are similar to glasses with bifocal or progressive trifocal lenses. Different areas of the lens have different focusing strengths that allow for near, far and medium vision.

•

Astigmatism correction, or toric IOLs. Toric IOLs are designed to correct astigmatism, as well as near or far vision. Some IOL technology may blend these features and include the toric or astigmatism-correcting aspect with the multi-focality or accommodating.

Traditional cataract surgeries are performed by a surgeon using a metal or diamond blade to create the incision necessary to perform the procedure. More recently, special laser systems have been developed to assist surgeons in performing or facilitating the various aspects of the cataract procedures.

The Transition to Advanced Refractive Cataract Procedures

Currently, Medicare and most commercial third-party payors only cover the cost of treating the medical condition of the cataract, which can be accomplished with traditional cataract surgery and the placement of a monofocal IOL. Standard or traditional cataract surgery does not specifically address the outcomes associated with astigmatism and presbyopia, which may be addressed in an advanced refractive procedure involving laser-assisted cataract removal and implantation of a premium IOL. However, since the advantages of these advanced refractive cataract procedures are not deemed medically necessary, patients undergoing an advanced refractive cataract procedure are paying a significant portion of the cost of the surgery out of pocket. As a result, they have heightened expectations for their visual outcomes, normally targeting vision correction within 0.5 diopters of their predicted refractive outcome, sometimes referred to as best uncorrected visual acuity. However, based on management’s calculations derived from the 2019 Cataract Surgical Equipment Report, even when patients pay for and receive an advanced procedure that involves implantation of a premium IOL, approximately 43% still do not achieve the targeted visual outcome, typically characterized as a result within 0.5 diopters. We believe this is largely attributable to an inability to appropriately address and manage the correction of the patient’s pre-existing astigmatism. We believe the failure to manage the astigmatism in such a large percentage of patients is due to the lack of useful technology in surgery. For example, research indicates that for each 1 degree that a toric IOL is off-axis, its ability to reduce astigmatism is decreased by approximately 3.3%. To that end, very small errors in the measurements, calculations and treatments used in the cataract procedure can significantly decrease its effectiveness in achieving the targeted visual outcome. We believe this lack of precision can be attributed to one or more of the following limitations of procedures performed with competing laser systems:

•	imaging that requires manual inputs;

•	inaccuracies that appear when managing astigmatism;

•	an inability to integrate with preoperative devices to guide surgical treatment; and

•	a deficient cataract density imaging system.

As a result, we believe a significant opportunity exists for a laser system that can improve surgeon precision and assist in achieving targeted visual outcomes in patients with astigmatism.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Market Opportunity

The global market for the treatment of cataracts is characterized by large patient populations with increases driven by the aging population and the availability of new technologies, such as laser-assisted systems and an influx of new, innovative IOLs, which can improve visual outcomes post-operatively. Cataract surgery is one of the highest volume surgical procedures in the world, and according to the American Academy of Ophthalmology, the most common procedure performed by an ophthalmic surgeon. According to the 2019 Cataract Surgical Equipment Market Report, global estimated cataract/refractive lens exchange surgical procedures are expected to grow from 29 million in 2019 to 34 million in 2024. In the United States, cataract surgery is expected to increase from almost 4.3 million procedures in 2019 to approximately 5.0 million in 2024. By contrast, worldwide laser-assisted cataract surgery is expected to grow from an estimated 815,000 procedures in 2019 to an estimated one million procedures in 2024. In 2019, Market Scope estimated that approximately 70% to 90% of cataract patients present with a treatable astigmatism prior to cataract surgery.

Care for cataract patients in the United States is administered by many of the approximately 20,000 ophthalmologists who diagnose the disease and provide medical management according to Market Scope. There are approximately 8,400 ophthalmic surgeons in the United States focused on performing cataract procedures.

Our Solution

We developed our LENSAR Laser System to provide an alternative laser cataract treatment that allows the surgeon to better address astigmatism and improve visual outcomes.

Benefits of the LENSAR Laser System

Our system incorporates a range of proprietary technology features that are designed to provide surgeons the following key benefits:

•

Advanced imaging. Our proprietary Augmented Reality imaging and processing technology collects a broad spectrum of biometric data while taking a series of scans from multiple positions and different angles to capture the radius of corneal curvature, corneal thickness, anterior chamber depth, anterior and posterior lens apex and lens thickness, as well as various anterior segment measurements and location.

•

Simplified procedures. Our system is designed to automate and perform various critical steps in the cataract procedure with the goal of providing surgeons with the confidence to perform advanced refractive procedures. Additionally, the system’s technology, including cataract density imaging, has the ability to detect and compensate for lens tilt, and to identify and treat tissue specific densities in the patients’ natural lens. These capabilities combine to enable the system to provide precise laser delivery; to produce easy to remove, free-floating capsulotomies; and to perform efficient lens fragmentation, while reducing the laser and phacoemulsification energy required to remove the cataract. The IntelliAxis IV technology allows for the precise placement of arcuate corneal incisions, as well as the proprietary refractive capsulorhexis that creates tabs on the exact axis of astigmatism 180 degrees apart to help produce proper toric IOL placement. These tabs can also be visualized by the surgeon postoperatively to help further ensure proper placement without rotation, which can diminish the effectiveness of the toric IOL. With these automated features, we believe surgeons can feel confident their treatment and execution will lead to better and more predictable outcomes.

•

Efficient design. We designed the ergonomics of the system to integrate seamlessly into a surgeon’s existing surgical environment and to enable preferred patient positioning during treatment. In addition, the system has wireless capabilities that allow it to collect and transmit data quickly between itself and

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

multiple pre-operative diagnostic devices, such as corneal topographers, for the surgeons use while examining their patients in the office. The system also includes expanded remote diagnostics that allows us to view and check various software and hardware performance metrics, which helps us increase system reliability and encourages surgeon confidence.

•

Precision and reproducibility. The system has multiple features specifically designed to enhance a surgeon’s operating precision. The cloud-based or thumb-drive communication with pre-operative diagnostics, use of iris registration, and integrated surgeon’s tables enhance procedure planning and treatments by storing surgeon specific treatment algorithms and eliminating the need to manually mark the eye with an ink pen. Additionally, our system has automated surface identification and utilizes Augmented Reality and wave tracing capability to accurately and efficiently provide the choice to the surgeon to automatically center the capsulotomy on the pupil center or the patient’s optical axis.

Despite these benefits, many surgeons continue to rely on traditional cataract surgery procedures for a variety of reasons, including comfort with the process and the established reimbursement. Moreover, the use of our laser system requires a capital investment by the surgeon that may not be needed for traditional cataract surgery. In order to maintain and grow our market share, we must establish the ability to deliver improved visual outcomes relative to traditional cataract surgery and provide economic data that demonstrate the safety, efficacy and cost-effectiveness of our laser systems. We will also need to convince surgeons of the ease of use, reliability, precision and reproducibility afforded by our laser systems.

Improved Outcomes

We believe the cumulative effect of these technologies is an advanced laser system that can be quickly integrated into a surgeon’s existing practice, is easy to use and provides surgeons the ability to deliver improved outcomes when addressing astigmatism in connection with cataract removal. Several recent studies support the ability to achieve targeted visual outcomes using our laser system. Key findings in these studies include:

•

In a 2019 retrospective study presented at the 2019 Annual Meeting of the American Society of Cataract and Refractive Surgery, or the 2019 Annual ASCRS Meeting, of 60 eyes that underwent treatment with our laser system, we observed a reduction in mean corneal astigmatism from a mean of 2.11 diopters preoperatively to a mean of 0.15 diopters postoperatively, and 98% of eyes achieved postoperative astigmatism of 0.5 diopters or less.

•

In a retrospective study from the same year presented at the American Academy of Ophthalmology 2019 Meeting, or AAO 2019 Meeting, of 54 eyes that underwent treatment with our laser system, we observed a reduction in mean corneal astigmatism from a mean of 1.01 diopters preoperatively to a mean of 0.11 diopters postoperatively, and 95% of eyes achieved postoperative astigmatism of 0.5 diopters or less.

•

In another retrospective study presented at the AAO 2019 Meeting, of 115 eyes that underwent treatment with our laser system and implantation of a toric IOL, we observed a reduction in mean corneal astigmatism from 1.55 diopters preoperatively to 0.47 diopters postoperatively.

•

In the Arcuate Keratotomy Study of 189 eyes that underwent arcuate keratotomy with our laser system, 95.8% demonstrated post-operative refractive astigmatism of 0.5 diopters or less and 90% of eyes had a post-operative uncorrected distance visual acuity, or UDVA, of 20/30 or better.

Our Next-Generation, Integrated Workstation—ALLY

We are designing our second generation system, ALLY, to dramatically advance the ability of surgeons to perform advanced refractive cataract procedures and improve visual outcomes by combining an enhanced version

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

of our laser technology with a phacoemulsification system in a single, compact, mobile workstation. We anticipate submitting an application for 510(k) clearance of ALLY to the FDA by the end of the first quarter of 2022 and beginning commercialization of ALLY in 2022.

We are designing ALLY to seamlessly integrate an enhanced version of our femtosecond laser technology and an advanced phacoemulsification system into one unit that can allow the surgeon to switch seamlessly and quickly between femtosecond laser and phacoemulsification without movement of machines or patients. Importantly, this compact, integrated workstation will be configured with the ergonomics to be used in an operating room or an in-office surgical suite, a trend in current ophthalmology practices. The footprint is significantly smaller than current laser systems and only slightly larger than stand-alone phacoemulsification systems.

We believe several converging marketplace factors will encourage adoption of ALLY, if cleared by the FDA. These include:

•

the advent of many new types of advanced IOLs with complex optics, developed to correct near and distance vision with astigmatism, and the ability of ALLY to assist surgeons in optimizing the accurate positioning using any of these lenses to correct astigmatism for better visual outcomes;

•

the recent 15% reduction in surgeon reimbursement and continued pressure to lower reimbursement in standard cataract surgery cases coupled with the ability to provide better patient visual outcomes, which we believe will motivate surgeons and patients to seek refractive outcome-based patient-pay procedures;

•

the availability of a compact, dual function system with a lower cost of goods that can be placed in the operating room, which we believe will encourage surgeons that currently rely solely on phacoemulsification to adopt and integrate laser-assisted procedures into their practice;

•

given the recent COVID 19 pandemic, increased awareness of efficiencies associated with faster patient throughput, less movement from having to use two rooms to complete an advanced cataract procedure, fewer touches of the patient to treat and to complete the advanced cataract procedure, and placing the system in the ASC OR or in-office surgical suite; and

•	lower technology acquisition cost and broad base procedure applications across all cataract procedures improve economics for the ASC, and the surgeon.

Our Strategy

Our goal is for our LENSAR Laser System to become the leading solution for the treatment of cataracts and management of astigmatism in cataract surgery. Key elements of our strategy include:

•	continue to build our commercial infrastructure in order to further penetrate the cataract surgery market;

•	increase awareness of the benefits of our LENSAR Laser System;

•	invest in research and development to drive innovation; and

•	seek and capitalize on opportunities to enhance our product offering through strategic alliances and acquisitions

Risks Related to Our Business and the Spin-Off

Ownership of LENSAR common stock is subject to a number of risks, including risks relating to the Spin-Off. The following list of risk factors is not exhaustive. Please read the information in the section captioned “Risk Factors” for a more thorough description of these and other risks.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Risks Related to Our Business

•	We expect to incur operating losses for the foreseeable future and we cannot assure you that we will be able to generate sufficient revenue to achieve or sustain profitability.

•

We principally derive our revenue from the sale or lease of our LENSAR Laser System and the associated procedure licenses and sale of consumables used in each procedure involving our LENSAR Laser System, and the commercial success of our LENSAR Laser System will largely depend upon our ability to maintain and grow significant market acceptance for it.

•	Our long-term growth depends in part on our ability to enhance our LENSAR Laser System.

•

Patients may not be willing to pay for the price difference between a standard cataract procedure and an advanced cataract procedure in which a laser system such as ours is used, an increment which is typically not covered by Medicare, private insurance or other third-party payors.

•	COVID-19 and actions taken to control the spread of COVID-19 have had an adverse impact on our business, and we expect them to continue to do so.

•

If we are not able to effectively grow our U.S. sales and marketing organization, or maintain or grow an effective network of international distributors, our business prospects, results of operations and financial condition could be adversely affected.

•

Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

•

We may not receive, or may be delayed in receiving, the necessary clearances or approvals for our future products, including ALLY, or modifications to our current products, and failure to timely obtain necessary clearances or approvals for our future products or modifications to our current products would adversely affect our ability to grow our business.

•

If we are unable to adequately protect our intellectual property rights, or if we are accused of infringing on the intellectual property rights of others, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

Risks Related to the Spin-Off

•	The Spin-Off may not be completed on the terms or timeline currently contemplated, if at all.

•	The Spin-Off requires significant time and attention of our management and may distract our employees which could have an adverse effect on us.

•	Our ability to meet our capital needs may be harmed by the loss of financial support from PDL.

Relationship with PDL

From October 2013 to May 2017, PDL provided us debt financing under various credit agreements. We became a direct subsidiary of PDL as of May 11, 2017 when PDL acquired all of our outstanding equity in exchange for cancellation of PDL’s claims as a secured creditor in Chapter 11 bankruptcy proceedings. At that time, PDL also expanded the debtor-in-possession financing to a broader, secured, first priority $8.6 million term loan facility, or the Credit Agreement, to support our operations post-bankruptcy. The Credit Agreement was amended in April 2019 to increase the size of the term loan facility by an additional $17.0 million dollars, and it was further amended in April 2020 to increase the size of the term loan facility by an additional $7.0 million dollars. In July 2020, we issued PDL a total of 55,989,630 shares of our common stock in exchange for all

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

amounts outstanding under the Credit Agreement and all then-outstanding shares of our Series A Preferred Stock, including any accrued and unpaid dividends thereon. After giving effect to the Spin-Off, we will be an independent, publicly traded company and PDL will not have continuing stock ownership in us. For more information on our relationship with PDL, see “Certain Relationships and Related Party Transactions.”

Additionally, prior to effecting the Spin-Off, our wholly owned subsidiary, PDL Investment Holdings, Inc., or PDLIH, which does not hold any assets relating to our business, will be distributed to PDL. For more information on this distribution, see “Certain Relationships and Related Party Transactions.”

Before the Spin-Off, we will enter into a Separation and Distribution Agreement and several other agreements with PDL and its subsidiaries related to the Spin-Off. In addition, PDL provides us with certain support functions, including information technology, and accounting and other financial and administrative functions. Some of these services will continue to be provided on an interim basis after the Spin-Off pursuant to the terms of a Transition Services Agreement, or the Transition Services Agreement, which is filed as an exhibit to the registration statement on Form 10 of which this information statement forms a part. For a description of the Separation and Distribution Agreement, Transition Services Agreement and other agreements we have entered or intend to enter into with PDL in connection with the Spin-Off, see “Certain Relationships and Related Party Transactions—Agreements between PDL and LENSAR Relating to the Spin-Off.” These agreements will govern the relationship between PDL and us after the completion of the Spin-Off.

Reasons for the Spin-Off

In September 2019, PDL management recommended to its Board of Directors that it undertake a strategic review of PDL. Upon completion of that review in December 2019, PDL’s Board of Directors determined to pursue a process to unlock value within PDL either by sale of PDL or monetization of its assets. Over the subsequent months, PDL’s Board of Directors and management analyzed, together with outside financial and legal advisors, how to best capture value and provide the best return to stockholders. As part of that process, in                      2020, PDL’s Board of Directors approved a plan to spin LENSAR off from PDL as a publicly traded company.

PDL’s Board of Directors believes that spinning us off from PDL will provide us with financial, operational and managerial benefits, including, but not limited to, the following:

•

Strategic Focus. We and PDL are distinct, complex enterprises with different opportunities, challenges, strategies and means of doing business. We believe the Spin-Off will allow us to continue to implement corporate strategies that are designed for our ophthalmology business.

•

Focused Management. Separating us from PDL will allow our management to continue to allocate and focus resources on the implementation of product development and commercialization strategies that are key to our continued growth.

•

Improved Management Incentive Tools. Offering equity of our publicly traded company as compensation tied directly to our performance will assist in attracting and retaining qualified employees, officers and directors.

•

Direct Access to Capital and Tailored Capital Structure. As a stand-alone company, we can better attract investors with the opportunity to invest solely in our surgical treatments for cataracts, which will enhance our ability to directly access the equity and debt capital markets to fund our growth strategy and to establish a capital structure tailored to our business needs.

•

Ability to Use Equity as Consideration for Acquisitions. The Spin-Off will provide us with enhanced flexibility to use our stock as consideration in pursuing certain financial and strategic objectives,

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

including mergers and acquisitions involving other companies or businesses engaged in ophthalmology. We believe that we will be able to more easily facilitate future strategic transactions with businesses in ophthalmology through the use of our stand-alone stock as consideration.

PDL’s Board of Directors also considered a number of potentially negative factors in evaluating the Spin-Off, including, in the case of both companies, increased operating costs, disruptions to the businesses as a result of planning for the Spin-Off and the Spin-Off itself, the risk of being unable to achieve expected benefits from the Spin-Off, the risk of being unable to successfully complete operational transfers, the risk that the Spin-Off might not be completed, the initial costs of the Spin-Off and the risk that the common stock of one or both companies may come under initial selling pressure if investors are not interested in holding an investment in one or both businesses following the Spin-Off. Notwithstanding these potentially negative factors, however, PDL’s Board of Directors determined that the Spin-Off was the best alternative to enhance stockholder value taking into account the factors discussed above. For more information, see the sections entitled “Risk Factors” and “The Spin-Off” included elsewhere in this information statement.

Corporate Information

We were incorporated in the State of Delaware on August 20, 2004 and are a direct, majority-owned subsidiary of PDL. After giving effect to the Spin-Off, we will be an independent, publicly traded company. Our principal executive office is located at 2800 Discovery Drive, Orlando, FL 32826, and our telephone number is (888) 536-7271. Our website is www.lensar.com. Information contained on, or connected to, our website or PDL’s website does not and will not constitute part of this information statement or the registration statement on Form 10 of which this information statement is a part.

Implications of being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

•	not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002;

•

an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion; (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the completion of the Spin-Off.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

We have elected to take advantage of certain of the reduced disclosure obligations in this information statement and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide may be different than the information you receive from other public companies in which you hold stock.

Emerging growth companies can also take advantage of the extended transition period for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies and as a result, may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. We have elected to take advantage of this extended transition period and, as a result, our operating results and financial statements may not be comparable to the operating results and financial statements of companies who have adopted the new or revised accounting standards.

As a result of these elections, we do not know if some investors will find our common stock less attractive. The result may be a less active trading market for our common stock, and the price of our common stock may become more volatile.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

SUMMARY OF THE SPIN-OFF

Distributing company	PDL BioPharma, Inc., a Delaware corporation. After the Distribution, PDL will not own, directly or beneficially, any shares of our capital stock and will continue to own and operate its other businesses.

Distributed company	LENSAR, Inc., a Delaware corporation and currently a direct, majority-owned subsidiary of PDL.

Primary purpose of the Spin-Off	The PDL Board of Directors believes that separating us from PDL will (i) allow us to continue to implement corporate strategies and initiatives based on our company’s specific business characteristics; (ii) facilitate focus of our management; (iii) enhance our ability to attract, retain, and properly incentivize key employees with equity-based compensation tied directly to our performance of the applicable company; (iv) provide us with direct and more efficient access to equity and debt capital markets; and (v) allow us to use our own public equity as acquisition currency, to make acquisitions.

Record Date	The Record Date for the Distribution is , Eastern Time, on , 2020.

Distribution ratio	Each holder of PDL common stock as of the Record Date will receive a distribution of share of our common stock for every shares of PDL common stock held on the Record Date. We expect that approximately million shares of our common stock will be distributed in the Spin-Off, based on the number of shares of PDL common stock we expect to be outstanding on the Record Date.

Securities to be distributed	PDL will be distributing all of the shares of our common stock currently held by PDL, representing approximately % of our total issued and outstanding common stock. PDL stockholders will not be required to pay for the shares of our common stock to be received by them in the Distribution, or to surrender or exchange shares of PDL common stock in order to receive our common stock, or to take any other action in connection with the Distribution.

Fractional shares	Fractional shares of our common stock will not be distributed. Fractional shares of our common stock that would otherwise be distributed to PDL stockholders will be aggregated and sold in the public market by the transfer agent. The aggregate net proceeds of these sales will be distributed ratably as cash payments to the stockholders, who would otherwise have received fractional interests.

Treatment of stock-based awards

In connection with the Distribution, we currently expect that, subject to approval by the PDL Board of Directors, PDL’s outstanding equity-based compensation awards will generally be treated as follows: Each outstanding PDL stock option to purchase shares of PDL common stock on the Distribution Date will remain a stock

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

option to purchase shares of PDL common stock, subject to the terms of the original stock option, but the exercise price and/or the number of shares subject to the stock option will be adjusted using a formula designed to generally preserve the intrinsic value and fair value of the original stock option immediately prior to the Distribution Date. Each adjusted PDL stock option will continue to vest on its existing terms and conditions.

Distribution date	The Distribution date is , 2020.

The Spin-Off	On the Distribution date, PDL will release all of the shares of our common stock to the transfer agent to distribute to PDL stockholders as of the Record Date. The distribution of shares will be made in book-entry form. It is expected that it will take the transfer agent up to ten days to electronically issue shares of our common stock to you or your bank or brokerage firm on your behalf by way of direct registration in book-entry form. However, your ability to trade the shares of our common stock received in the Distribution will not be affected during this time. You will not be required to make any payment, surrender or exchange your shares of PDL common stock or take any other action to receive your shares of our common stock.

Trading market and symbol	There is not currently a public market for our common stock. We have applied to list our common stock on the under the ticker symbol “LNSR.” We anticipate that, shortly prior to the Record Date for the Distribution, trading of our common stock will begin on a “when-issued” basis and will continue up to and including the Distribution date. On the first trading day following the Distribution date, when-issued trading in respect of our common stock will end and regular-way trading will begin. See “The Spin-Off—Manner of Effecting the Spin-Off.”

Dividend Policy	Holders of shares of our common stock are entitled to receive dividends when, or if, declared by our Board of Directors out of funds legally available for that purpose. We currently do not anticipate paying any cash dividends in the foreseeable future. See “Dividend Policy.”

Tax consequences to PDL stockholders

The Distribution is intended to be treated as part of a liquidating distribution by PDL. In accordance with such treatment, in the case of a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences of the Distribution”), an amount equal to the fair market value of our common stock (together with any other property distributed as part of the liquidating distribution) received by you will be treated as received in exchange for your shares of PDL common stock and will first be applied against and reduce your basis in such shares of PDL common stock, but not below zero. Any remaining amount in excess of your basis in such shares of PDL common stock will be treated as capital gain. For a more detailed discussion, see

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

“Material U.S. Federal Income Tax Consequences of the Distribution.” You should consult your tax advisor as to the particular tax consequences of the Distribution to you, including the applicability of any U.S. federal, state, local and non-U.S. tax laws.

Relationship with PDL after the Spin-Off	Following the Distribution, we will be a public company and PDL will have no continuing stock ownership interest in us. We will enter into the Separation and Distribution Agreement and other agreements with PDL related to the Spin-Off. These agreements will govern the relationship between PDL and us after the completion of the Spin-Off. The Separation and Distribution Agreement will set forth our agreement with PDL regarding the principal transactions necessary to separate us from PDL, as well as other agreements that govern certain aspects of our relationship with PDL after the completion of the Spin-Off. We will enter into the Transition Services Agreement with PDL pursuant to which PDL will provide to us certain functions on an interim basis following the Distribution. Further, we will enter into a Tax Matters Agreement (the “Tax Matters Agreement”) with PDL that will govern the respective rights, responsibilities and obligations of PDL and us after the Spin-Off with respect to taxes, tax attributes, the preparation and filing of tax returns, the control of tax audits and other tax proceedings and assistance and cooperation in respect of tax matters. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements between PDL and LENSAR Relating to the Spin-Off” and describe some of the risks of these arrangements under “Risk Factors—Risks Related to the Spin-Off.”

Transfer Agent and Registrar	Computershare Trust Company, N.A. will be the transfer agent and registrar for the shares of our common stock.

Risk factors	You should carefully consider the matters discussed under the section entitled “Risk Factors” in this information statement.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

SUMMARY HISTORICAL FINANCIAL DATA

The following table sets forth our summary historical financial information for the periods indicated below. The statements of operations data for the years ended December 31, 2019 and 2018 and the balance sheet data as of December 31, 2019 and 2018 is derived from our audited financial statements which are included elsewhere in this information statement. These financial statements exclude the assets, liabilities, revenue and expenses directly attributable to our wholly owned subsidiary, PDLIH, as, prior to effecting the Spin-Off, PDL will effect a reorganization and distribute PDLIH to PDL.

Our historical financial statements include certain expenses of PDL that were allocated to us for certain corporate functions, such as administration and organizational oversight, including employee benefits, finance and accounting, treasury and risk management, and professional and legal services, among others. These allocations may not be reflective of the expenses that would have been incurred had we operated as a separate, unaffiliated entity apart from PDL, or future costs we will incur as an independent, publicly traded company. In addition, our historical financial statements do not reflect changes that we expect to experience in the future as a result of the Spin-Off, including changes in our cost structure, personnel needs, tax structure, financing and business operations. Consequently, the historical financial information included here may not necessarily reflect our financial position and results of operations or what our financial position and results of operations would have been had we been an independent, publicly traded company during the periods presented or be indicative of our future performance as an independent company.

The pro forma statement of operations data for the year ended December 31, 2019 and the pro forma balance sheet data as of December 31, 2019 has been derived from the unaudited condensed pro forma financial statements included elsewhere in the information statement. The unaudited pro forma statement of operations has been prepared to give effect to the Spin-Off and related transactions as if they had occurred or had become effective as of January 1, 2019. The unaudited pro forma balance sheet has been prepared to give effect to the Spin-Off and related transactions as though the Spin-Off and related transactions had occurred on December 31, 2019.

The unaudited pro forma financial information is not necessarily indicative of our results of operations or financial condition had the distribution and our anticipated post-separation capital structure been completed on the dates assumed. It may not reflect the results of operations or financial condition that would have resulted had we been operating as an independent, publicly traded company during such period. In addition, it is not necessarily indicative of our future results of operations or financial condition.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

The summary historical and unaudited pro forma financial information should be read in conjunction with the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Unaudited Condensed Pro Forma Financial Information” and the audited financial statements and corresponding notes included elsewhere in this information statement.

			Pro Forma(1)
	Year ended December 31,		Year ended December 31,
($ in thousands, except share and per share data)	2019	2018	2019
Total revenue	$30,528	$24,388	30,528
Total cost of revenue	17,299	13,640	17,857

Selling, general and administrative expenses	17,147	16,143	25,847
Research and development expenses	7,569	2,784	8,598
Amortization of intangible assets	1,227	1,137	1,227

Operating loss	(12,714)	(9,316)	(23,001)
Interest expense	(2,001)	(3,321)	—
Other income, net	58	64	58

Loss before income taxes	(14,657)	(12,573)	(22,943)
Income tax expense	—	20	—

Net loss	$(14,657)	$(12,593)	$(22,943)

Cumulative dividends in excess of interest expense on Series A Preferred Stock	—	(1,451)	—

Net loss attributable to common stockholders	$(14,657)	(14,044)	$(22,943)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(1.52)	(1.46)	$(0.30)

Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted(2)	9,630,000	9,630,000	75,281,836

	Year Ended December 31,
(in thousands)	2019	2018
Non-GAAP financial measure(3)
EBITDA(4)	$(8,848)	$(4,726)

	As of December 31,		Pro Forma(1)
($ in thousands)	2019	2018	as of December 31, 2019
Total current assets	$17,183	$11,747	$25,183
Total assets	$34,536	$28,885	$42,536
Total liabilities	$65,089	$49,350	$8,472
Total stockholders’ equity (deficit)	$(30,553)	$(20,465)	$34,064

(1)

Gives pro forma effect to the Pro Forma Transactions (as defined herein), including the impact of (i) the Recapitalization Transactions (as described in the notes to the unaudited condensed pro forma financial statements included in this information statement), (ii) the contribution of $8.0 million in cash from PDL to us in exchange for an additional number of shares of our common stock, (iii) the new grants under the 2020 Plan (as defined herein) and (iv) the Spin-Off. See the section of this information statement titled

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

“Unaudited Condensed Pro Forma Financial Statements” for pro forma adjustments reflected and related methodologies applied in deriving LENSAR’s unaudited pro forma statement of operations and balance sheet.
(2)

See Note 15 to our audited financial statements included elsewhere in this information statement for an explanation of the calculations of our historical net loss per share attributable to common stockholders, basic and diluted.

(3)	See the definition in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure.”
(4)

In addition to our results determined in accordance with GAAP, we believe that EBITDA is useful in evaluating our financial performance and for internal planning and forecasting purposes. We calculate EBITDA, for a particular period, as net income before interest expense, income tax expense, interest income, depreciation and amortization of intangible assets.

EBITDA is being presented in addition to, and not as a substitute or superior to, measures of financial performance prepared in accordance with GAAP. We believe that presenting EBITDA provides useful supplemental information to investors about the Company in understanding and evaluating its operating results, enhancing the overall understanding of its past performance and future prospects, and allowing for greater transparency with respect to key financial metrics used by its management in financial and operational-decision making. In addition, this measure is frequently used by analysts, investors and other interested parties to evaluate and assess performance. This measure has certain limitations in that it does not include the impact of certain expenses that are reflected in our statement of operations that are necessary to run our business. Other companies, including other companies in our industry, may not use such measures or may calculate the measures differently than as presented in this information statement, limiting their usefulness as comparative measures.

The non-GAAP information in this information statement should be read in conjunction with, and not as substitutes for, or in isolation from, our audited financial statements and accompanying notes included elsewhere in this information statement.

The following table reconciles EBITDA to the most directly comparable GAAP financial performance measure, which is net loss:

	Year Ended December 31,
	2019	2018
(in thousands)
Net loss	$(14,657)	$(12,593)
Income tax expense	—	20
Interest income(a)	(58)	(64)
Interest expense	2,001	3,321
Depreciation	2,639	3,453
Amortization of intangible assets	1,227	1,137

EBITDA	$(8,848)	$(4,726)

(a)	Presented as “Other income, net” in our audited financial statements and corresponding notes included elsewhere in this information statement.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

Set forth below are commonly asked questions and answers about the Spin-Off and the transactions contemplated thereby. You should read the section entitled “The Spin-Off” elsewhere in this information statement for a more detailed description of the matters described below.

Q:	Why am I receiving this document?

A:

PDL is delivering this document to you because you were a holder of PDL common stock on the Record Date for the distribution of shares of our common stock. Accordingly, you are entitled to receive                      share of our common stock for every                      shares of PDL common stock that you held on the Record Date. The following table illustrates the number of shares of our common stock you would receive based on the number of shares of PDL common stock held and the dividend ratio of                 .

Number of shares of PDL common stock held on the record date	Number of shares of LENSAR common stock to be received

No action is required for you to participate in the Distribution.

Q:	What is LENSAR?

A:

We are currently a direct, majority-owned subsidiary of PDL whose shares will be distributed to PDL stockholders if the Spin-Off is completed. We are a commercial-stage medical device company focused on designing, developing and marketing an advanced femtosecond laser system for the treatment of cataracts and the management of pre-existing or surgically induced corneal astigmatism. Upon completion of the Spin-Off, we will be a public company and will own and operate the femtosecond laser assisted cataract surgery business that was formerly part of PDL.

Q:	What is the Spin-Off?

A:

The Spin-Off is the transaction of separating us from PDL, creating two separate, publicly traded companies, which will be accomplished by distributing our common stock held by PDL pro rata to holders of PDL common stock. If all conditions to the effectiveness of the Spin-Off are met (or waived by the PDL Board of Directors in its sole discretion), then, on the Distribution date, all of the outstanding shares of our common stock held by PDL will be distributed to the holders of PDL common stock as of the Record Date. A holder of PDL common stock as of the Record Date for the Distribution will be entitled to receive                      share of our common stock for every                      shares of PDL common stock held by such holder. Following the Spin-Off, PDL will no longer hold any of our outstanding capital stock and we will be an independent, publicly traded company with separate management and a separate Board of Directors. We have applied to list our common stock on the                      under the symbol “LNSR.”

Q:	How does my ownership in PDL change as a result of the Distribution?

A:	The number of shares of PDL common stock that you own will not change as a direct result of the Distribution.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Q:	Why is the Spin-Off structured as a distribution?

A:

PDL believes that a distribution of shares of our common stock to the PDL stockholders is a way to separate the femtosecond laser assisted cataract surgery business from its other businesses in a manner that is intended to enhance long-term value for PDL stockholders.

Q:	What are the material U.S. federal income tax consequences to me of the Distribution?

A:

The Distribution is intended to be treated as part of a liquidating distribution by PDL. In accordance with such treatment, in the case of a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences of the Distribution”), an amount equal to the fair market value of our common stock (together with any other property distributed as part of the liquidating distribution) received by you will be treated as received in exchange for your shares of PDL common stock and will first be applied against and reduce your basis in such shares of PDL common stock, but not below zero. Any remaining amount in excess of your basis in such shares of PDL common stock will be treated as capital gain. For a more detailed discussion, see “Material U.S. Federal Income Tax Consequences of the Distribution.” You should consult your tax advisor as to the particular tax consequences of the Distribution to you, including the applicability of any U.S. federal, state, local and non-U.S. tax laws.

Q:	How will the Distribution affect my tax basis and holding period in shares of PDL common stock?

A:

Your tax basis in shares of PDL common stock held at the time of the Distribution will be reduced (but not below zero) to the extent of the fair market value of our shares distributed to you by PDL in the Distribution. Your holding period for such shares of PDL common stock will not be affected by the Distribution. See “Material U.S. Federal Income Tax Consequences of the Distribution.” You should consult your tax advisor as to the particular tax consequences of the Distribution to you, including the applicability of any U.S. federal, state, local and non-U.S. tax laws.

Q:	What will my tax basis and holding period be for LENSAR common stock that I receive in the Distribution?

A:

Your tax basis in our common stock received in the Distribution generally will equal the fair market value of such shares on the Distribution date. Your holding period for such shares will begin the day after the Distribution date. See “Material U.S. Federal Income Tax Consequences of the Distribution.” You should consult your tax advisor as to the particular tax consequences of the Distribution to you, including the applicability of any U.S. federal, state, local and non-U.S. tax laws.

Q:	What will I receive in the Spin-Off?

A:

A holder of PDL common stock as of the Record Date established for the Distribution will be entitled to receive                      share of our common stock for every                      shares of PDL common stock held by such holder. The person in whose name the shares of PDL common stock are registered at the close of business on the Record Date is the person to whom shares of our common stock will be issued in the Distribution. For a more detailed description, see “The Spin-Off.”

Q:	What is being distributed in the Spin-Off?

A:

Approximately          million shares of our common stock will be distributed in the Spin-Off, based on the number of shares of PDL common stock we expect to be outstanding as of the Record Date. The shares of our common stock to be distributed by PDL constitute all of the issued and outstanding shares of our

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

common stock held by PDL immediately prior to the Distribution, representing approximately % of our total issued and outstanding common stock. For more information on the shares being distributed in the Spin-Off, see “Description of LENSAR Capital Stock—Common Stock.”

Q:	Will I receive physical certificates representing shares of LENSAR common stock following the Distribution?

A:

No. In the Distribution, stockholders will not receive any physical certificates representing shares of our common stock. Instead, PDL, with the assistance of Computershare Trust Company, N.A., our transfer agent, will electronically distribute shares of our common stock either to you by way of direct registration in book-entry form or on your behalf in street name through your bank or brokerage firm. We expect that it will take the transfer agent, acting on behalf of PDL, up to ten days after the Distribution date to fully distribute the shares of our common stock to PDL stockholders. Computershare Trust Company, N.A. will mail you a book-entry account statement that reflects your shares of our common stock, or your bank or brokerage firm will credit your account for the shares.

Q:	How will fractional shares be treated in the Distribution?

A:

We will not distribute fractional shares of our common stock. Fractional shares of our common stock that would otherwise be distributed to PDL stockholders will be aggregated and sold in the public market by the transfer agent. The aggregate net proceeds of these sales will be distributed ratably as cash payments to the stockholders who would otherwise have received fractional interests. See “The Spin-Off—Manner of Effecting the Spin-Off” for an explanation of how the cash payments will be determined and “Material U.S. Federal Income Tax Consequences of the Distribution” for a discussion of the tax consequences of receiving cash in lieu of fractional shares.

Q:	What if I want to sell my PDL common stock or my LENSAR common stock?

A:

Neither PDL nor LENSAR makes any recommendations on the purchase, retention or sale of shares of PDL common stock or the shares of LENSAR common stock to be distributed. You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.

If you sell your PDL common stock prior to the Record Date or sell your entitlement to receive shares of LENSAR common stock in the Distribution on or prior to the Distribution date, you will not receive any shares of LENSAR common stock in the Distribution. If you decide to sell any shares of PDL common stock after the Record Date, but before the Distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your PDL common stock, the LENSAR common stock you will be entitled to receive in the Distribution, or both.

Q:	On what date did the PDL Board of Directors approve the Spin-Off and declare the Distribution?

A:	The PDL Board of Directors approved the Spin-Off and declared the Distribution on , 2020.

Q:	What is the Record Date for the Distribution?

A:	Record ownership will be determined as of , Eastern Time, on , 2020, which we refer to as the Record Date.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Q:	When will the Spin-Off be completed?

A:

The date for the Distribution, which is the date on which PDL will distribute shares of our common stock, is expected to be                     , 2020. The Spin-Off will be completed pursuant to the terms of the Separation and Distribution Agreement between us and PDL. We expect that it will take the transfer agent, acting on behalf of PDL, up to ten days after the Distribution date to fully distribute shares of our common stock to PDL stockholders, which will be accomplished by directly issuing shares in book-entry form or by crediting your account at your bank or brokerage firm. However, your ability to trade our common stock received in the Distribution will not be affected during this time. It is also possible that factors outside of our control, or a decision by PDL to terminate the Separation and Distribution Agreement pursuant to its terms, could require us to complete the Spin-Off at a later time or not at all. See “The Spin-Off.”

Q:	What do I have to do to participate in the Distribution?

A:

Nothing. No action will be required of PDL stockholders to receive shares of LENSAR common stock, which means that (i) PDL is not asking you for a proxy, and you should not send a proxy; (ii) you will not be required to pay for the shares of LENSAR common stock that you receive in the Distribution; and (iii) you do not need to surrender or exchange any shares of PDL common stock in order to receive shares of LENSAR common stock, or take any other action in connection with the Spin-Off.

Q:	Can PDL decide not to complete the Spin-Off?

A:

Yes. PDL’s Board of Directors reserves the right, in its sole discretion, to amend, modify or abandon the Spin-Off and related transactions at any time prior to the Distribution date. In addition, the Spin-Off is subject to the satisfaction or waiver of certain conditions. See “The Spin-Off—Conditions to the Spin-Off.” If PDL’s Board of Directors amends, modifies or abandons the Spin-Off, PDL intends to promptly issue a press release and file a Current Report on Form 8-K to report such event.

Q:	Is the completion of the Spin-Off subject to any conditions?

A:

The Spin-Off is subject to a number of conditions set forth in the Separation and Distribution Agreement, including, among others: (i) approval of the Transactions (as defined in the Separation and Distribution Agreement), including the Spin-Off, and declaration of the Distribution by PDL’s Board of Directors; (ii) the SEC declaring effective the registration statement on Form 10 of which this information statement forms a part; (iii) us mailing the information statement to the holders of record of PDL common stock at the close of business on the record date; (iv) all other actions and filings necessary and appropriate under applicable federal or state securities laws and state blue sky laws; (v) the approval of our common stock for listing, subject to official notice of issuance; (vi) the execution and delivery of the ancillary agreements; (vii) the receipt of any material governmental authorizations necessary to consummate the Transactions; and (viii) the effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws. Other than the conditions relating to the effectiveness of the registration statement and our mailing of the information statement, PDL’s Board of Directors may waive any of these conditions, in its sole discretion, prior to the Distribution date. For a more detailed description, see “The Spin-Off—Conditions to the Spin-Off.”

Q:	Will LENSAR have a relationship with PDL following the Spin-Off?

A:

In connection with the Spin-Off, we will enter into the Separation and Distribution Agreement and other agreements with PDL that will govern the relationship between PDL and us after the completion of the Spin-Off. The Separation and Distribution Agreement will set forth our agreement with PDL regarding the principal transactions necessary to separate us from PDL and will provide that on the Distribution date, PDL

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

will distribute to its stockholders share of our common stock for every shares of PDL common stock held by PDL stockholders as of the Record Date. It will also provide, among other things: (i) that each party shall use commercially reasonable efforts to remove the other party and its subsidiaries and affiliates as guarantor or obligor of any of the first party’s obligations or liabilities; (ii) for the settlement or extinguishment of certain liabilities and other obligations between us and our subsidiaries, or the LENSAR Entities, and PDL and its subsidiaries and affiliates (other than us and our subsidiaries), or the PDL Entities; (iii) provisions pursuant to which each of LENSAR and PDL will release and indemnify and hold harmless the other against any claims that arise out of or relate to (x) the management of the releasing party’s respective business and affairs prior to the Distribution date, (y) the releasing party’s breach of the Separation and Distribution Agreement, or with respect to all information contained in this registration statement or the information statement (other than information regarding any PDL entity provided by any PDL entity in writing to us expressly for inclusion in the registration statement or this information statement), any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

We will also enter into the Transition Services Agreement with PDL pursuant to which PDL will provide to us certain support functions, primarily with respect to accounting and other financial functions following the Spin-Off.

Prior to consummation of the Spin-Off, we will also enter into the Tax Matters Agreement and other ancillary agreements with PDL.

For a more detailed discussion of each of the agreements we will enter into with PDL in connection with the Spin-Off, see “Certain Relationships and Related Party Transactions—Agreements between PDL and LENSAR Relating to the Spin-Off.”

Q:	How will PDL equity compensation awards be affected as a result of the Spin-Off?

A:

In connection with the Distribution, we currently expect that, subject to approval by the PDL Board of Directors, PDL’s outstanding equity-based compensation awards will generally be treated as follows:

Each outstanding PDL stock option to purchase shares of PDL common stock on the Distribution Date will remain a stock option to purchase shares of PDL common stock, subject to the terms of the original stock option, but the exercise price and/or the number of shares subject to the stock option will be adjusted using a formula designed to generally preserve the intrinsic value and fair value of the original stock option immediately prior to the Distribution Date. Each adjusted PDL stock option will continue to vest on its existing terms and conditions. For additional information, see “The Spin-Off—Treatment of PDL Equity Awards.”

Q:	Will the LENSAR common stock be listed on a stock exchange?

A:

Yes. Although there is currently not a public market for our common stock, we have applied to list our common stock on the                under the symbol “LNSR.” We anticipate that trading of our common stock will commence on a “when-issued” basis shortly prior to the Record Date for the Distribution. “When-issued trading” refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the Distribution date. On the first trading day following the Distribution date, when-issued trading with respect to our common stock will end and “regular-way” trading will begin. “Regular-way trading” refers to normal trading transactions, which are settled by delivery of the securities against payment on the third business day after the transaction.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Q:	Will the Distribution affect the trading price of my PDL common stock?

A:

Yes, the trading price of PDL common stock is expected to change as a result of the Distribution because it will no longer reflect the value of our business. Moreover, the trading price of PDL common stock may fluctuate significantly depending upon a number of factors, some of which may be beyond PDL’s control. PDL’s Board of Directors believes that the Spin-Off offers its stockholders the greatest long-term value. That said, we cannot provide you with any guarantees as to the price at which the PDL common stock will trade following the Distribution. We also cannot assure you that following the Spin-Off the aggregate value of our common stock and PDL common stock will ever exceed the pre-Spin-Off value of PDL common stock.

Q:	What will happen to the listing of PDL common stock?

A:

It is expected that, after the Distribution of our common stock, PDL common stock will continue to be traded on the Nasdaq Stock Market under the symbol “PDLI.” The number of shares of PDL common stock you own will not change as a result of the Distribution alone.

Q:	What are the anti-takeover effects of the Spin-Off?

A:

Some provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and the Delaware General Corporation Law as amended, or the DGCL, may have the effect of making it more difficult for another company to acquire control of us in a transaction not approved by our Board of Directors. For example, our amended and restated certificate of incorporation and amended and restated bylaws provide for a classified board, that directors can only be removed for cause, plurality voting in the election of directors, require advance notice for stockholder proposals and nominations, place limitations on convening stockholder meetings, authorize our Board of Directors to issue one or more series of preferred stock, allow our Board of Directors to fill all vacancies on the Board of Directors, permit our Board of Directors to amend the amended and restated bylaws without stockholder consent and require a 66-2/3% vote of stockholders, voting together as a single class, to amend our amended and restated bylaws and certain provisions of our amended and restated certificate of incorporation. See “Risk Factors—Risks Related to Owning Our Common Stock—Certain provisions in our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment and, therefore, may depress the trading price of our common stock” for more information.

Q:	Do I have dissenters’ rights or appraisal rights in connection with the Spin-Off?

A:	No. Holders of PDL common stock are not entitled to dissenters’ rights or appraisal rights in connection with the Distribution.

Q:	Who is the transfer agent for LENSAR shares?

A:	Computershare Trust Company, N.A.

Q:	Are there any risks in connection with the Spin-Off that I should consider?

A:	Yes. There are certain risks associated with the Spin-Off. These risk factors are discussed in the section titled “Risk Factors.”

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Q:	Where can I get more information?

A:	If you have any questions relating to the mechanics of the Distribution, you should contact the transfer agent at:

Computershare Trust Company, N.A.

P.O. Box 30170

College Station, TX 77842

Tel: 877-422-4271

Before the Spin-Off, if you have any questions relating to the Distribution, you should contact PDL at:

932 Southwood Boulevard

Incline Village, NV 89451

Attention: Investor Relations

Tel: 775-832-8500

After the Spin-Off, if you have any questions relating to LENSAR, you should contact us at:

2800 Discovery Drive

Orlando, FL 32826

Attention: Investor Relations

Tel: 888-536-7271

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

RISK FACTORS

You should consider carefully the risks and uncertainties described below, together with all of the other information in this information statement, including our financial statements and related notes, in evaluating our common stock. If any of the following risks are realized, our business, financial condition, results of operations and prospects, as well as the price of our common stock could be materially and adversely affected.

Risks Related to Our Business

We expect to incur operating losses for the foreseeable future and we cannot assure you that we will be able to generate sufficient revenue to achieve or sustain profitability.

For the years ended December 31, 2018 and 2019, we had net losses of $12.6 million and $14.7 million, respectively, and as of December 31, 2019, we had an accumulated deficit of $38.2 million. We expect to continue to incur losses for the foreseeable future as we continue to build our commercial and clinical infrastructure, pursue development and FDA clearance of our proprietary, next-generation, integrated workstation, known as ALLY, and invest in research and development. In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We cannot assure you that we will ever generate sufficient revenue from our operations to achieve profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time. Our failure to achieve or maintain profitability could negatively affect the value of our securities and our ability to raise capital and continue operations.

We principally derive our revenue from the sale or lease and use of our LENSAR Laser System, the associated procedure licenses and consumables used in each procedure and the commercial success of our LENSAR Laser System will largely depend upon our ability to maintain and grow significant market acceptance for it.

We principally derive our revenue from the sale or lease of our LENSAR Laser System and the associated procedure licenses and consumables used in each procedure involving our LENSAR Laser System, and expect that this will account for all of our revenue in the foreseeable future. Accordingly, our ability to increase revenue is highly dependent on our ability to market and sell or lease our LENSAR Laser System and market the associated consumables.

Our ability to maintain our market share, execute our growth strategy, achieve commercial success and become profitable will depend upon the adoption and continued acceptance of our LENSAR Laser System by surgeons, hospital outpatient surgical facilities, in-office surgical suites and ambulatory surgery centers, or ASCs. Our system is currently used in advanced cataract procedures for which surgeon reimbursement continues to decline and patients pay a significant portion of the cost of the procedure. We cannot predict the extent to which patients will continue to seek out these types of procedures. Further, we cannot predict if cataract surgeons will continue to use our LENSAR Laser System or how quickly cataract surgeons will accept any planned or future products we introduce and, if accepted, how frequently any such products will be used. Our current products may not maintain, and ALLY or other planned or future products we may develop or market may never gain, broad market acceptance among cataract surgeons and the medical community for the procedures in which they are designed to be used. Our ability to maintain and increase market acceptance of our products depends on a number of factors, including:

•

our ability to provide visual outcomes and economic data that show the safety, efficacy and cost effectiveness, including other patient benefits from, the use of our LENSAR Laser System or other future products;

•	acceptance by cataract surgeons and others in the medical community of our LENSAR Laser System;

•	the potential and perceived advantages and disadvantages of our LENSAR Laser System as compared to competing products;

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

•

the willingness of patients to pay out-of-pocket for procedures in which our LENSAR Laser System or other future products is used but for which limited reimbursement by third-party payors, including government authorities, is available;

•	the effectiveness of our sales and marketing efforts, and of those of our international distributors;

•	the prevalence and severity of any complications associated with using our LENSAR Laser System;

•	the ease of use, reliability and convenience of our LENSAR Laser System relative to competing products;

•	competitive response and negative selling efforts from providers of competing products;

•	quality of outcomes for patients in procedures in which surgeons use our LENSAR Laser System;

•	the results of clinical trials and post-market clinical studies relating to the use of our LENSAR Laser System;

•	the technical leadership of our research and development teams;

•	the absence of third party blocking intellectual property;

•	our ability to introduce our products to the market with speed and on time with our projected timelines;

•	pricing pressure, including from larger, well-capitalized and product-diverse competitors, corporate-owned ASCs, group purchasing organizations, and government payors; and

•	the availability of coverage and adequate reimbursement for procedures using our LENSAR Laser System or other future products from third-party payors, including government authorities.

Failure to maintain or increase market acceptance would limit our ability to generate revenue and would have a material adverse effect on our business, financial condition and results of operations.

Our long-term growth depends in part on our ability to enhance our LENSAR Laser System.

We are currently focused on developing ALLY. ALLY will take considerable time and resources to develop, and we may not be able to complete development, obtain FDA clearance to market and ultimately commercialize ALLY on a timely basis, or at all. Moreover, we are developing ALLY as a dual-function device that can perform both phacoemulsification and laser-assisted surgery, and if approved, its commercial success will depend significantly on physicians’ perception of the benefits of such a device and the extent to which government and other third-party payors cover and reimburse surgeons and other health care providers for procedures using ALLY. We are relying on a third party to develop and manufacture the phacoemulsification component of ALLY, and do not currently possess the internal resources or know-how to do so. Any adverse developments with that third-party supplier could in turn negatively impact our development of ALLY.

While we have engaged in market research to evaluate the interest in a dual-function device, the results of that research are based on a small population of cataract surgeons and may not be indicative of actual market interest. In addition, the success of ALLY or any other new product offering or product enhancements we pursue will depend on several factors, including our ability to:

•	properly identify and anticipate cataract surgeon and patient needs;

•	develop and introduce new products and product enhancements in a timely manner;

•	our ability to exclude competition based on our intellectual property rights;

•	avoid infringing upon the intellectual property rights of third-parties;

•	demonstrate, if required, the safety and efficacy of new products with data from preclinical studies and clinical trials;

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

•	obtain the necessary regulatory clearances or approvals for expanded indications, new products or product modifications;

•	be fully FDA-compliant with manufacturing and marketing of new devices or modified products;

•	provide adequate training to potential users of these products;

•	receive adequate coverage and reimbursement for procedures performed with ALLY or any other products we may develop in the future; and

•	develop an effective and dedicated sales and marketing team.

If we are not successful in expanding our product offering, our ability to increase our revenue may be impaired, which could have a material adverse effect on our business, financial condition and results of operations.

COVID-19 and actions taken to control the spread of COVID-19 have had an adverse impact on our business, and we expect them to continue to do so.

The outbreak of a novel coronavirus, or COVID-19, has severely impacted global economic activity and caused significant volatility and negative pressure in financial markets. COVID-19 and actions taken to control the spread of COVID-19 have significantly impacted our business, and we expect them to continue to do so. For example, many jurisdictions have imposed, or in the future may impose, “shelter-in-place” orders, quarantines or similar orders or restrictions to control the spread of COVID-19 by restricting non-essential activities, including the suspension of elective surgeries and various business operations. These types of orders and restrictions have resulted in a significant decrease in the number of and demand for non-essential or elective medical procedures, including cataract surgeries, since the outbreak of the pandemic. Additionally, we have implemented remote working arrangements where possible for our employees and restricted business-related travel. The respective commercial teams of certain of the third parties that act as our distributors in international markets have chosen or have been forced to take similar action, and those or other distributors may choose or be forced to take similar action in the future. Neither we, nor our distributors have significant experience operating with the majority of our respective work forces working from home, and this may disrupt standard operations for us or them, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our respective abilities to conduct business in the ordinary course. In addition, this may increase our cybersecurity risk, create data accessibility concerns and make us more susceptible to communication disruptions, any of which could adversely impact our business operations or delay necessary interactions with local and federal regulators, ethics committees, manufacturing sites, research or clinical trial sites and other important agencies and contractors. While the implementation of these measures has not required material expenditures to date, the suspension of non-essential medical services has significantly impacted our revenues and cash flows and has significantly impacted our ability to operate our commercial operations. Furthermore, these developments, including their long-term impact on our suppliers, may adversely affect our development of ALLY or, if such conditions persist, the commercial success of ALLY. For example, the COVID-19 pandemic has resulted in, and may continue to result in, historically high unemployment rates, which typically result in lower rates of private health insurance. Even if procedures in which our LENSAR laser systems are used are covered or reimbursable by third-party payors, patients may not have adequate insurance coverage or other discretionary income to pay for a procedure in which one of our LENSAR laser systems is used, which would in turn adversely impact our future revenue and results of operations.

The continued spread of COVID-19 has also led to extreme disruption and volatility in the global capital markets, which increases the cost of, and adversely impacts access to, capital and increases economic uncertainty. While we expect COVID-19 to continue to negatively impact our business, operations and revenue growth, given the rapid and evolving nature of the virus and the uncertainty about its impact on society and the global economy, we cannot predict with certainty the extent to which it will affect our operations, particularly if these impacts persist or worsen over an extended period of time. Furthermore, any similar pandemic, epidemic or

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

outbreak of an infectious disease in the markets in which we operate or in which we sell or lease our LENSAR Laser Systems may adversely affect our business.

In addition to the COVID-19 disruptions adversely impacting our business and financial results, they may also have the effect of heightening many of the other risks described in “Risk Factors,” including risks relating to changes in consumer demand; our ability to maintain and grow significant market acceptance; our ability to enhance our LENSAR Laser System; our ability to grow our marketing team; patients’ and surgeons’ willingness and ability to pay for an advanced cataract procedure over a standard cataract procedure; our future capital needs; disruption in the long-term supply and manufacturing of our products by suppliers; increased credit risks associated with our customers; and regulatory restrictions.

Patients may not be willing to pay for the price difference between a standard cataract procedure and an advanced cataract procedure in which a laser system such as ours is used, an increment which is typically not covered by Medicare, private insurance or other third-party payors.

Payment for a standard cataract procedure is typically covered by Medicare, private insurance or other third-party payors. However, a cataract patient seeking a greater and more versatile visual outcome may desire an advanced cataract procedure involving a laser system such as ours. The patient is typically responsible for the additional costs associated with the use of these premium technologies in the physician’s practice, hospital outpatient surgical facilities, in-office surgical suites and ambulatory surgery centers. Due to this additional cost, patients may not elect to have such a procedure and our business may not grow as anticipated. Our future success depends in part upon patients achieving better visual outcomes from procedures using our LENSAR Laser System, or procedures involving similar laser systems that meets their expectations. If patients are not adequately satisfied with the results of such procedures, they or their surgeons may be less willing to recommend these procedures to other patients.

Additionally, weak or uncertain economic conditions, such as those that have resulted from the COVID-19 pandemic, may cause individuals to be less willing to pay for advanced cataract procedures. Although we anticipate use of ALLY in certain aspects of the standard cataract procedure will be covered by or reimbursable through government or other third-party payors, our current LENSAR Laser System procedures are not covered by or reimbursable through government or other third-party payors. A decline in economic conditions in the United States or in international markets could result in a decline in demand for the procedures in which our LENSAR Laser System is used and could have a material adverse effect on our business, financial condition and results of operations.

If we are not able to effectively grow our U.S. sales and marketing organization, or maintain or grow an effective network of international distributors, our business prospects, results of operations and financial condition could be adversely affected.

In order to generate future sales growth within the United States, we will need to expand the size and geographic scope of our U.S. direct sales organization. Accordingly, our future success will depend largely on our ability to train, retain and motivate skilled regional sales managers and direct sales representatives with significant technical knowledge of our LENSAR Laser System. Because of the competition for their services, we may not be able to retain such representatives on favorable or commercially reasonable terms, if at all. If we are unable to grow our global sales and marketing organization within the United States, we may not be able to increase our revenue, which would adversely affect our business, financial condition and results of operations.

Additionally, we rely exclusively on a network of independent distributors to generate sales and leases of our LENSAR Laser System as well as purchases of our consumables and licensed applications outside of the United States. For the year ended December 31, 2019, two customers accounted for 26% and 11% of our revenue. For the year ended December 31, 2018, two customers accounted for 12% each of our revenue. As of December 31, 2019 and 2018 one customer accounted for 25% and 15% of our accounts receivable, net, respectively. This customer concentration exposes us to a material adverse effect if either of these significant distributors were to significantly reduce purchases for any reason or favor competitors or new

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

market participants. If a dispute arises with a distributor or if a distributor is terminated by us or goes out of business, it may take time to locate an alternative distributor, to seek appropriate regulatory approvals and to train new personnel to market our LENSAR Laser System, and our ability to sell those systems in the region formerly serviced by such terminated distributor could be harmed. In addition, our international distributors may be unable to successfully market and sell our products and may not devote sufficient time and resources to support the marketing, sales, education and training efforts that we believe are necessary to enable the products to develop, achieve or sustain market acceptance. Any of these factors could reduce our revenues from affected markets, increase our costs in those markets or damage our reputation. In addition, if an independent distributor were to depart and be retained by one of our competitors, we may be unable to prevent that distributor from helping competitors solicit business from our existing customers, which could further adversely affect us. As a result of our reliance on third-party distributors, we may be subject to disruptions and increased costs due to factors beyond our control, including labor strikes, third-party error and other issues. If the services of any of these third-party distributors become unsatisfactory, we may experience delays in meeting our customers’ demands and we may be unable to find a suitable replacement on a timely basis or on commercially reasonable terms. Any failure to deliver products in a timely manner may damage our reputation and could cause us to lose potential customers.

Our future capital needs are uncertain and we may need to raise additional funds in the future, and such funds may not be available on acceptable terms or at all.

Subject to the duration and extent of the impact of the ongoing COVID-19 pandemic, we expect our revenues and expenses to increase in connection with our on-going activities, particularly as we continue to execute on our growth strategy, including expansion of our sales and customer support teams. We also expect to incur additional costs as a stand-alone public company. The primary factors determining our cash needs are the funding of operations, which we expect to continue to expand as the business grows, and enhancing our product offerings through the research and development of our second generation laser system. Our future liquidity needs, and ability to address those needs, will largely be determined by the success of our commercial efforts and those of our distributors; the timing, scope and magnitude of our commercial and development activities; and the timing of regulatory clearance of ALLY. We also expect the impact of the ongoing COVID-19 pandemic will negatively affect our capital requirements and the availability of funds to finance those requirements outside of cash provided by PDL.

We believe that our cash on hand at the time of the Spin-Off and the financial support from PDL of up to $20 million will be sufficient to meet our projected operating requirements for at least 12 months. However, if these sources are insufficient to satisfy our liquidity requirements, we may seek additional funds from public and private stock offerings, borrowings under credit facilities or other sources which we may not be able to maintain or obtain on acceptable or commercially reasonable terms, if at all. Our capital requirements will depend on many factors, including, but not limited to:

•	the revenue generated by the sale, lease or use of our LENSAR Laser Systems;

•	the costs associated with expanding our sales and marketing efforts;

•	the expenses we incur in procuring, manufacturing and selling our LENSAR Laser Systems;

•	the costs of researching, developing and commercializing ALLY or other new products or technologies;

•	the scope, rate of progress and cost of our clinical studies that we are currently conducting or may conduct in the future;

•	the cost and timing of obtaining and maintaining regulatory approval or clearance of our products and planned or future products;

•	costs associated with any product recall that may occur;

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

•	the costs associated with complying with state, federal and international laws and regulations;

•	the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;

•	the cost of defending, in litigation or otherwise, any claims that we infringe third-party patent or other intellectual property rights;

•	the cost of enforcing or defending against non-competition claims;

•	the number and timing of acquisitions and other strategic transactions;

•	the costs associated with increased capital expenditures; and

•	anticipated and unanticipated general and administrative expenses, including expenses related to operating as a public company and insurance expenses.

Such capital may not be available on favorable terms, or at all. Furthermore, if we issue equity securities to raise additional capital, our existing stockholders may experience dilution, and the new equity securities may have rights, preferences and privileges senior to those of our existing stockholders. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. In addition, if we raise additional capital through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to our products, potential products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise capital on acceptable terms, we may not be able to develop or enhance our products, execute our business plan, take advantage of future opportunities or respond to competitive pressures, changes in our supplier relationships or unanticipated customer requirements. Any of these events could adversely affect our ability to achieve our business and financial goals or to achieve or maintain profitability, and could have a material adverse effect on our business, financial condition and results of operations.

If the supply or manufacture of our LENSAR Laser System or other products is materially disrupted, it may adversely affect our ability to manufacture products and could negatively affect our operating results.

We manufacture both our LENSAR Laser System and provide the electronic license applications at our corporate headquarters in Orlando, Florida. This is also the location where we currently conduct substantially all of our research and development activities, customer and technical support, and management and administrative functions. If our facility suffers a crippling event, or a force majeure event such as an earthquake, fire, flood or temporary shutdown due to a pandemic, epidemic or infectious disease, this could materially impact our ability to operate.

We purchase custom and off-the-shelf components from a number of suppliers and subject them to stringent quality specifications and processes. Some of the components necessary for the assembly of our LENSAR Laser System and associated consumables are currently provided by single-sourced suppliers (the only approved supply source for us among other sources). We are also relying on a third party to develop and manufacture the phacoemulsification component of ALLY. If one or more of our suppliers cease to provide us with sufficient quantities of materials in a timely manner or on terms acceptable to us, we would have to seek alternative sources of supply. Because of factors such as the proprietary nature of our products, our quality control standards and regulatory requirements, we may experience delay in engaging additional or replacement suppliers for certain components. Despite our efforts to maintain an adequate supply of inventory, the long-term loss of these suppliers, or their long-term inability to provide us with an adequate supply of components or products, could potentially cause delay in the manufacture of our products, thereby impairing our ability to meet the demand of our customers and causing significant harm to our business. If it becomes necessary to identify and qualify a suitable second source to replace one of our key suppliers, that replacement supplier would not have access to our previous supplier’s proprietary processes and would therefore be required to develop its own, which could also

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

result in delay. Any disruption of this nature or increased expense could harm our commercialization efforts and could have a material adverse effect on our business, financial condition and results of operations.

We and some of our suppliers and contract facilities are required to comply with regulatory requirements of the U.S. Food and Drug Administration, or FDA. In particular, the FDA’s Quality System Regulation, or QSR, which includes FDA’s current Good Manufacturing Practice requirements, or cGMPs, covers the procedures and documentation of the design, testing, production, control, quality assurance, inspection, complaint handling, recordkeeping, management review, labeling, packaging, sterilization, storage and shipping of our device products. The FDA audits compliance with these regulatory requirements through periodic announced and unannounced inspections of manufacturing and other facilities. If our manufacturing facilities or those of any of our suppliers or contract facilities are found to be in violation of applicable laws and regulations, the FDA could take enforcement action. Additionally, in the event we must obtain a replacement supplier or contract facility, it may be difficult for us to identify and qualify a supplier or contract facility that complies with QSR and cGMPs, which would adversely impact our operations.

We compete and may compete in the future against other companies, some of which have longer operating histories, more established products or greater resources than we do.

Our industry is global, highly competitive and subject to rapid and profound technological, market and product-related changes. We face significant competition from large multinational medical device companies, as well as smaller, emerging players focused on product innovation.

Our primary competitors in providing surgical solutions for cataract patients are Alcon Inc.; Bausch + Lomb, a division of Bausch Health Companies Inc.; Johnson & Johnson; Carl Zeiss AG; and Zeimer. These competitors are focused on bringing new technologies to market and acquiring products and technologies that directly compete with our products or have potential product advantages that could render our products obsolete or noncompetitive.

Many of our current and potential competitors are large publicly traded companies or divisions of publicly-traded companies and have several competitive advantages, including:

•	greater financial and human resources for product development and sales and marketing;

•	significantly greater name recognition;

•	longer operating histories; and

•	more established sales and marketing programs and distribution networks.

In addition, many of our competitors have their own intraocular lens, or IOLs, while we do not, which could put us at a competitive disadvantage. If we are unable to compete effectively in this environment, it could adversely affect our business.

To successfully market, sell and lease our products in markets outside of the United States, we must address many international business risks with which we have limited experience.

We have historically sold and leased a significant portion of our LENSAR Laser Systems outside of the United States through a network of independent distributors and intend to increase our international presence in Germany, China and South Korea, as well as other international markets. Our international business operations are subject to a number of risks, including:

•	difficulties in staffing and managing our international operations;

•	increased competition as a result of more products and procedures receiving regulatory approval or otherwise free to market in international markets;

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	reduced or varied protection for intellectual property rights in some countries;

•	export restrictions, trade regulations, and foreign tax laws;

•	fluctuations in currency exchange rates;

•	foreign certification and regulatory clearance or approval requirements;

•	difficulties in developing effective marketing campaigns in unfamiliar foreign countries;

•	customs clearance and shipping delays;

•	political, social, and economic instability abroad, terrorist attacks, and security concerns in general;

•	preference for locally produced products;

•

potentially adverse tax consequences, including the complexities of foreign value-added tax systems, tax inefficiencies related to our corporate structure, and restrictions on the repatriation of earnings;

•	the burdens of complying with a wide variety of foreign laws and different legal standards; and

•	increased financial accounting and reporting burdens and complexities.

If one or more of these risks are realized, this could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to the credit risk of some of our customers, which could result in material losses.

Customers may lease our LENSAR Laser System or finance the laser through the product utilization, and we believe there has been an increase in demand for these types of customer leasing in recent years. We may experience loss from a customer’s failure to make payments according to the contractual lease terms or some other material decrease in the practice revenues and surgical procedure volume. Our exposure to the credit risks relating to our lease financing arrangements may increase if our customers are adversely affected by changes in healthcare laws, economic pressures or uncertainty, or other customer-specific factors. In addition, our credit risk may be highly concentrated, as we rely exclusively on a network of independent distributors to generate sales outside of the United States. Further, ongoing consolidation among distributors, retailers and healthcare provider organizations could increase the concentration of credit risk. The factors affecting our customers’ ability to make timely payments according to the contractual lease terms are out of our control, and as a result, exposes us to additional risks that may materially and adversely affect our business and results of operations. The occurrence of any such factors affecting our customers may cause delays in payments or, in some cases, defaults on payment obligations, which could result in material losses.

Although we have programs in place that are designed to monitor and mitigate the associated risk, there can be no assurance that such programs will be effective in reducing credit risks relating to these lease financing arrangements. If the level of credit losses we experience in the future exceed our expectations, such losses could have a material adverse effect on our business, financial condition and results of operations or adversely affect our ability to sell such assets as part of our monetization strategy.

We may be unable to accurately forecast customer demand and our inventory levels.

We generally do not maintain large volumes of finished goods and anticipating demand for our products may be challenging as cataract surgeon demand and adoption rates can be unpredictable. In addition, as use of our LENSAR Laser System is adopted by more cataract surgeons, we anticipate greater fluctuations in demand for our products, which makes demand forecasting more difficult. Our forecasts are based on management’s judgment and assumptions, each of which may introduce error into our estimates. if we underestimate customer

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

demand or if insufficient manufacturing capacity is available, we would miss revenue opportunities and potentially lose market share and damage our customer relationships. Conversely, if we overestimate customer demand, our excess or obsolete inventory may increase significantly, which would reduce our gross margin and adversely affect our financial results.

Failure to secure adequate coverage or reimbursement by government or other third-party payors for procedures using ALLY or our other future products, or changes in current coverage or reimbursement, could materially impact our revenue and future growth.

Adequate coverage and reimbursement from third-party payors, including government programs such as Medicare and Medicaid, private insurance plans and managed care programs, for procedures using ALLY or other products we may develop in the future, if approved, is central to the acceptance and adoption of these products. Hospitals, healthcare facilities, physicians and other healthcare providers that may purchase and use ALLY generally rely on third-party payors to pay for all or part of the costs and fees associated with the procedures using ALLY. If third-party payors reduce their levels of payment, if our costs of production increase faster than increases in reimbursement levels or if third-party payors deny reimbursement for procedures using ALLY, ALLY may not be adopted or accepted by hospitals, healthcare facilities, physicians or other healthcare providers and the prices paid for a procedure using ALLY may decline, which could have a material adverse effect on our business, financial condition or results of operations.

Physicians are reimbursed separately for their professional time and effort to perform a cataract procedure that is covered by third-party payors. Such party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes routine updates to payments to physicians, hospitals and ambulatory surgery centers for procedures during which ALLY would be used. These updates could directly impact the demand for our future products. For example, the Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, provided for a 0.5% annual increase in payment rates under the Medicare Physician Fee Schedule, or PFS, through 2019, but no annual update from 2020 through 2025. MACRA also introduced a Quality Payment Program for Medicare physicians, nurses and other “eligible clinicians” (as defined in MACRA) that adjusts overall reimbursement under the PFS based on certain performance categories. While MACRA applies only to Medicare reimbursement, Medicaid and private payors often follow Medicare payment limitations in setting their own reimbursement rates, and any reduction in Medicare reimbursement may result in a similar reduction in payments from private payors, which may result in reduced demand for ALLY or any other products we may develop in the future. However, there is no uniform policy of coverage and reimbursement among payors in the United States. Therefore, coverage and reimbursement for procedures can differ significantly from payor to payor. Many private payors require extensive documentation of a multi-step diagnosis before authorizing procedures using our products. Some private payors may apply their own coverage policies and criteria inconsistently, and physicians and other healthcare providers may not be able to receive approval and reimbursement for certain procedures using ALLY consistently. Any perception by physicians and other healthcare providers that the reimbursement for procedures using ALLY or other future products is inadequate to compensate them for the work required, including diagnosis, documentation, obtaining third-party payor approval for the procedure and other burdens on their office staff or that they may not be reimbursed at all for the procedures using ALLY or other future products, may negatively affect the adoption and use of ALLY or other future products and technologies, and the prices paid for such products may decline.

The healthcare industry in the United States has experienced a trend toward cost containment as government and private insurers seek to control healthcare costs. Third-party payors are imposing lower payment rates and negotiating reduced contract rates with hospitals, other healthcare facilities, surgeons and other healthcare providers and being increasingly selective about the products, technologies and procedures they chose to cover and provide reimbursement for. Third-party payors may adopt policies in the future restricting access to products and technologies like ours and/or the procedures performed using such products. Therefore, we cannot be certain that any procedures performed with ALLY or other future products will be covered and reimbursed. There can be

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

no guarantee that should we introduce new products and technologies, third-party payors will provide adequate coverage and reimbursement for those products or the procedures in which they are used. If third-party payors do not provide adequate coverage or reimbursement for such products, then our sales may be limited to circumstances where our products and procedures using our products are being largely or entirely self-paid by patients, as is currently the case with procedures using our current LENSAR Laser System.

Additionally, market acceptance of our products and technologies in foreign markets may depend, in part, upon the availability of coverage and reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country and include both government-sponsored healthcare and private insurance. We may not obtain additional international coverage and reimbursement approvals in a timely manner, if at all. Our failure to receive such approvals would negatively impact future market acceptance of ALLY or any of other products we may develop in the future in the international markets in which those approvals are sought.

We provide a limited warranty for our products.

We provide a limited warranty that our products are free of material defects and conform to specifications, and offer to repair, replace or refund the purchase price of defective products. As a result, we bear the risk of potential warranty claims on our products. In the event that we attempt to recover some or all of the expenses associated with a warranty claim against us from our suppliers or vendors, we may not be successful in claiming recovery under any warranty or indemnity provided to us by such suppliers or vendors and any recovery from such vendor or supplier may not be adequate. In addition, warranty claims brought by our customers related to third-party components may arise after our ability to bring corresponding warranty claims against such suppliers expires, which could result in costs to us.

Product liability suits brought against us could cause us to incur substantial liabilities, limit the selling or leasing of our existing products and interfere with commercialization of any products that we may develop.

If our product offerings are defectively designed or manufactured, contain defective materials, or are used or deployed improperly, or if someone alleges any of the foregoing, whether or not such claims are meritorious, we may become subject to substantial and costly litigation. Any product liability claims brought against us, with or without merit, could divert management’s attention from our business, be expensive to defend, result in sizable damage awards against us, damage our reputation, increase our product liability insurance rates, prevent us from securing continuing coverage, or prevent or interfere with commercialization of our products. In addition, we may not have sufficient insurance coverage for all future claims. Product liability claims brought against us in excess of our insurance coverage would likely be paid out of cash reserves, harming our financial condition and results of operations.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Although we carry product liability insurance in the United States, we can give no assurance that such coverage will be available or adequate to satisfy any claims. Product liability insurance is expensive, subject to significant deductibles and exclusions, and may not be available on acceptable terms, if at all. If we are unable to obtain or maintain insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we could be exposed to significant liabilities. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business, financial condition and results of operations. Defending a suit, regardless of its merit or eventual outcome, could be costly, could divert management’s attention from our business and might result in adverse publicity, which could result in reduced acceptance of our products in the market, product recalls or market withdrawals.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

We do not carry specific hazardous waste insurance coverage, and our insurance policies generally exclude coverage for damages and fines arising from hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would negatively affect our business, financial condition and results of operations.

Our financial results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly and annual results of operations may vary significantly in the future, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter or period should not be relied upon as an indication of future performance. Our quarterly and annual financial results may fluctuate as a result of a variety of factors, many of which are outside our control and, as a result, may not fully reflect the underlying performance of our business. For example, we have historically experienced seasonal variations in the selling or leasing of our products and procedures involving our products, with our fourth quarter typically being the strongest and the third quarter being the slowest. We believe these seasonal changes are consistent across our industry. Other factors that may cause fluctuations in our quarterly and annual results include:

•	fluctuations in the demand for the more advanced, patient-pay procedures in which our LENSAR Laser System is used;

•	adoption of our LENSAR Laser Systems;

•	our ability to establish and maintain an effective and dedicated sales organization in the United States and network of independent distributors outside the United States;

•	pricing pressure applicable to our products competitor pricing;

•	results of clinical research and trials on our products or competitive products;

•	the mix of sales and leases of our LENSAR Laser Systems;

•	timing of delivery of LENSAR Laser Systems, new product offerings, acquisitions, licenses or other significant events by us or our competitors;

•	decisions by surgeons, hospitals and ASCs to defer acquisitions of LENSAR Laser Systems in anticipation of the introduction of new products or product enhancements by us or our competitors;

•	sampling by and additional training requirements for cataract surgeons upon the commercialization of a new product by us or one of our competitors;

•	regulatory approvals and legislative changes affecting the products we may offer or those of our competitors;

•	interruption in the manufacturing or distribution of our LENSAR Laser System;

•	delays in, or failure of, component and raw material deliveries by our suppliers;

•	the ability of our suppliers to timely provide us with an adequate supply of components;

•	the effect of competing technological, industry and market developments; and

•	changes in our ability to obtain regulatory clearance or approval for our LENSAR Laser System.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

As a result, you should not rely on our results in any past period as an indication of future results and you should anticipate that fluctuations in our quarterly and annual operating results may continue and could generate volatility in the price of our common stock. Quarterly comparisons of our financial results should not be relied upon as an indication of our future performance.

If we fail to manage our anticipated growth effectively, or are unable to increase or maintain our manufacturing capacity, we may not be able to meet customer demand for our products and our business could suffer.

We have experienced significant period-to-period growth in our business, and we must continue to grow in order to meet our business and financial objectives. However, continued growth may create numerous challenges, including:

•	new and increased responsibilities for our management team;

•	increased pressure on our operating, financial and reporting systems;

•	increased pressure to anticipate and satisfy market demand;

•	additional manufacturing capacity requirements;

•	strain on our ability to source a larger supply of components that meet our required specifications on a timely basis;

•	management of an increasing number of relationships with our customers, suppliers and other third parties;

•	entry into new international territories with unfamiliar regulations and business approaches; and

•	the need to hire, train and manage additional qualified personnel.

Although we believe we have adequate capacity to meet our current business plans, there are uncertainties inherent in expanding our manufacturing capabilities, and we may not be able to sufficiently increase our capacity in a timely manner. For example, manufacturing and product quality issues may arise as we increase production rates at our manufacturing facility or launch new products. Also, we may not manufacture the right product mix to meet customer demand as we introduce new products. As a result, we may experience difficulties in meeting customer demand, in which case we could lose customers or be required to delay new product introductions, and demand for our products could decline. If we fail to manage any of the above challenges effectively, our business may be harmed.

If we choose to acquire new and complementary businesses, products or technologies, we may be unable to complete these acquisitions or to successfully integrate them in a cost-effective and non-disruptive manner.

Our success depends, in part, on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures and advances in technologies. Accordingly, although we have no current commitments with respect to any acquisition or investment, we may in the future pursue the acquisition of, or joint ventures relating to, complementary businesses, products or technologies instead of developing them ourselves. We do not know if we will be able to successfully complete any future acquisitions or joint ventures, or whether we will be able to successfully integrate any acquired business, product or technology or retain any key employees related thereto. Integrating any business, product or technology we acquire could be expensive and time-consuming, disrupt our ongoing business and distract our management. If we are unable to integrate any acquired businesses, products or technologies effectively, our business will be adversely affected. In addition, any amortization or charges resulting from the costs of acquisitions could increase our expenses.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Our future growth depends on our ability to retain members of our senior management and other key employees. If we are unable to retain or recruit qualified personnel for growth, our business results could suffer.

We have benefited substantially from the leadership and performance of our senior management as well as certain key employees. Our success will depend on our ability to retain our current management and key employees, and to attract and retain qualified personnel in the future. Competition for senior management and key employees in our industry is intense, and we cannot guarantee that we will be able to retain our personnel or attract new, qualified personnel. The loss of services of certain members of our senior management or key employees could prevent or delay the implementation and completion of our strategic objectives, or divert management’s attention to seeking qualified replacements. Each member of senior management as well as our key employees may terminate employment without notice and without cause or good reason. The members of our senior management are not subject to non-competition agreements. Accordingly, the adverse effect resulting from the loss of certain members of senior management could be compounded by our inability to prevent them from competing with us.

In addition to competing for market share for our products, we also compete against our competitors for personnel, including qualified sales representatives that are necessary to grow our business. Universities and research institutions also compete with us for scientific and clinical personnel that are important to our R&D efforts. We also rely on consultants and advisors in our research, operations, clinical and commercial efforts to implement our business strategies. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. Our strategic plan requires us to continue growing our sales, marketing, clinical and operational infrastructure in order to generate, and meet, the demand for our products. If we fail to retain or attract these key personnel, we could fail to take advantage of the market for our products, adversely affecting our business, financial condition and results of operation.

Failure to protect our information technology infrastructure against cyber-based attacks, network security breaches, service interruptions or data corruption could materially disrupt our operations and adversely affect our business and operating results.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage sales and marketing data, accounting and financial functions, inventory management, product development tasks, clinical data, customer service and technical support functions. Our information technology systems are vulnerable to damage or interruption from earthquakes, fires, floods and other natural disasters, terrorist attacks, power losses, computer system or data network failures, security breaches, data corruption and cyber-based attacks, including malicious software programs or other attacks, which have been attempted against us in the past. In addition, a variety of our software systems are cloud-based data management applications, hosted by third-party service providers whose security and information technology systems are subject to similar risks.

The failure to protect either our or our service providers’ information technology infrastructure could disrupt our entire operation or result in decreased sales and leases of our products, increased overhead costs, product shortages, loss or misuse of proprietary or confidential information, intellectual property or sensitive or personal information, all of which could have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with data privacy and security laws could have a material adverse effect on our business.

Our business processes personal data, including some data related to health. When conducting clinical trials, we face risks associated with collecting trial participants’ data, especially health data, in a manner consistent with applicable laws and regulations. We also face risks inherent in handling large volumes of data and in protecting

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

the security of such data. We could be subject to attacks on our systems by outside parties or fraudulent or inappropriate behavior by our service providers or employees. Third parties may also gain access to users’ accounts using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks or other means, and may use such access to obtain users’ personal data or prevent use of their accounts. Data breaches could result in a violation of applicable U.S. and international privacy, data protection and other laws, and subject us to individual or consumer class action litigation and governmental investigations and proceedings by federal, state and local regulatory entities in the United States and by international regulatory entities, resulting in exposure to material civil and/or criminal liability. Further, our general liability insurance and corporate risk program may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that may be imposed.

We may be subject to state, federal and foreign laws relating to data privacy and security in the conduct of our business, including state breach notification laws, the Health Insurance Portability and Accountability Act, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, the European Union, or EU’s, General Data Protection Regulation, or GDPR, and the California Consumer Privacy Act, or CCPA. These laws affect how we collect and use data of our employees, consultants, customers and other parties. Additionally, we are subject to laws and regulations regarding cross-border transfers of personal data, including laws relating to transfer of personal data outside of the EEA. We rely on transfer mechanisms permitted under these laws, including EU Standard Contract Clauses. If we cannot rely on existing mechanisms for transferring personal data from the EEA, the United Kingdom, or UK, or other jurisdictions, we could be prevented from transferring personal data of users or employees in those regions. This could adversely affect the manner in which we provide our services and thus materially affect our operations and financial results.

Furthermore, these laws impose substantial requirements that require the expenditure of significant funds and employee time to comply, and additional states and countries are enacting new data privacy and security laws, which will require future expansion of our compliance efforts. We also rely on third parties to host or otherwise process some of this data. In some instances, these third parties have experienced immaterial failures to protect data privacy. Any failure by a third party to prevent security breaches could have adverse consequences for us. We will need to expend additional resources and make significant investments to comply with data privacy and security laws. Our failure to comply with these laws or prevent security breaches of such data could result in significant liability under applicable laws, cause disruption to our business, harm our reputation and have a material adverse effect on our business.

We cannot be certain that our net operating loss tax carryforwards or other tax attributes will be available to offset future taxable income.

For periods since PDL acquired us, a consolidated Federal tax return, and when permitted, consolidated state tax returns, are filed with PDL. Within our financial statements we record and present our income tax provision and disclosures on a “separate return” basis, as if we were a taxpayer separate from PDL. As of December 31, 2019, on a “separate return” basis we had approximately $158.3 million, $131.7 million and $0 of net operating loss, or NOL, carryforwards for federal, state and foreign purposes, respectively, available to offset future taxable income. The federal NOL carryforwards incurred prior to 2018 begin to expire in 2024. The state NOL carryforwards will begin to expire in 2023. As of December 31, 2019, on a “separate return” basis we had federal and state research and development, or R&D, credit carryforwards of approximately $2.2 million and $0, respectively. Federal credits begin to expire in 2025. We continue to provide a full valuation allowance against these tax attributes because we believe that uncertainty exists with respect to their future realization. To the extent available, we intend to use these tax attributes to offset future taxable income associated with our operations. There can be no assurance we will generate sufficient taxable income in the carryforward period to utilize any NOL and R&D credit carryforwards before they expire.

We expect that a portion of these tax attributes that we report on a “separate return” basis will not be available to us upon the Spin-Off as a portion of the tax attributes generated by us in the past have been utilized

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

by PDL in its consolidated tax return and because of other limitations. Such limitations on our tax attributes could include change of ownership limitations set out under the U.S. Internal Revenue Code of 1986, as amended, or the Code, Section 382 and Section 383, and other net operating loss limitations under Code Section 1502, which may apply to us following our separation from the PDL tax return group. The amounts of tax attributes currently attributable to us on PDL’s consolidated U.S. federal income tax return and various state returns, as filed, are $70.6 million and $57.5 million, respectively, as of December 31, 2019. As such, we expect that a portion of these carryforwards could be limited at the time the Spin-Off is executed.

Furthermore, in future periods we expect to record adjustments to certain deferred tax assets reflecting the impact of separation related activities. Our results of operations could be materially affected in future periods as a result of any such adjustments.

Our business is subject to the risk of natural disasters, adverse weather events and other catastrophic events, and to interruption by manmade problems such as terrorism.

Our business is vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors and similar events. The third-party systems and operations on which we rely are subject to similar risks. For example, a significant natural disaster, such as an earthquake, fire or flood, could have an adverse effect on our business, financial condition and operating results, and our insurance coverage may be insufficient to compensate us for losses that may occur. Acts of terrorism could also cause disruptions in our businesses, consumer demand or the economy as a whole. We may not have sufficient protection or recovery plans in some circumstances, such as if a natural disaster affects locations that store a significant amount of our inventory vehicles. Any such damage or interruptions could negatively affect our ability to run our business, which could have an adverse effect on our business, financial condition, and operating results.

Performance issues, service interruptions or price increases by our shipping carriers could adversely affect our business and harm our reputation and ability to provide our products on a timely basis.

Reliable shipping is essential to our operations. We rely on providers of transport services for reliable and secure point-to-point transport of our products to our customers and for tracking of these shipments. Should a carrier encounter delivery performance issues such as loss, damage or destruction of any of our products, it would be costly to replace such products in a timely manner and such occurrences may damage our reputation and lead to decreased demand for our products and increased cost and expense to our business. In addition, any significant increase in shipping rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service interruptions affecting delivery services we use would adversely affect our ability to deliver our products (or any other products we commercialize in the future) on a timely basis.

Intangible assets on our books may lead to significant impairment charges.

We carry a significant amount of intangible assets on our balance sheet, partially due to the value of the LENSAR brand name, but also intangible assets associated with our technologies, acquired research and development, currently marketed products, and marketing know-how. As a result, we may incur significant impairment charges if the fair value of the intangible assets would be less than their carrying value on our balance sheet at any point in time.

We regularly review our long-lived intangible and tangible assets, including identifiable intangible assets, for impairment. Intangible assets with an indefinite useful life (such as the LENSAR brand name), acquired research projects not ready for use, and acquired development projects not yet ready for use are subject to impairment review. We review other long-lived assets for impairment when there is an indication that an impairment may have occurred.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Risks Related to Government Regulation

Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could harm our business.

Our products are regulated as medical devices. We and our products are subject to extensive regulation in the United States and elsewhere, including by the FDA and its foreign counterparts. The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices: design, development and manufacturing; testing, labeling, content and language of instructions for use and storage; clinical trials; product safety; establishment registration and device listing; marketing, sales and distribution; pre-market clearance and approval; record keeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; post-market approval studies; and product import and export.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The FDA enforces these regulatory requirements through, among other means, periodic unannounced inspections. We do not know whether we will be found compliant in connection with any future FDA inspections. Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as: warning letters; fines; injunctions; civil penalties; termination of distribution; recalls or seizures of products; delays in the introduction of products into the market; total or partial suspension of production; refusal to grant future clearances or approvals; withdrawals or suspensions of current approvals, resulting in prohibitions on sales of our products; and in the most serious cases, criminal penalties.

We may not receive, or may be delayed in receiving, the necessary clearances or approvals for our future products, including ALLY, or modifications to our current products, and failure to timely obtain necessary clearances or approvals for our future products or modifications to our current products would adversely affect our ability to grow our business.

In the United States, before we can market a new medical device, or a new use of, new claim for or significant modification to an existing product, we must first receive either clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA, or approval of a pre-market approval application, or PMA, from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. To date, our products have received marketing authorization pursuant to the 510(k) clearance process. We also have one device in development that we plan to submit for clearance through the 510(k) process.

Modifications to products that are approved through a PMA application generally require FDA approval. Similarly, certain modifications made to products cleared through a 510(k) may require a new 510(k) clearance. Both the PMA approval and the 510(k) clearance process can be expensive, lengthy and uncertain. The FDA’s

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

510(k) clearance process usually takes from three to 12 months, but can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is filed with the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. Despite the time, effort and cost, a device may not be approved or cleared by the FDA. Any delay or failure to obtain necessary regulatory clearances or approvals could harm our business. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the device, which may limit the market for the device.

In the United States, we have obtained clearance of our LENSAR Laser System through the 510(k) clearance process. Any modification to these systems that has not been previously cleared may require us to submit a new 510(k) premarket notification and obtain clearance, or submit a PMA and obtain FDA approval prior to implementing the change. Specifically, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We have made modifications to 510(k)-cleared products in the past and have determined based on our review of the applicable FDA regulations and guidance that in certain instances new 510(k) clearances or PMA approvals were not required. We may make modifications or add additional features in the future that we believe do not require a new 510(k) clearance or approval of a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMA applications for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:

•	our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that our products are safe or effective for their intended uses;

•

the disagreement of the FDA or the applicable foreign regulatory body with the design or implementation of our clinical trials or the interpretation of data from pre-clinical studies or clinical trials;

•	serious and unexpected adverse device effects experienced by participants in our clinical trials;

•	the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required;

•	our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

•	the manufacturing process or facilities we use may not meet applicable requirements; and

•

the potential for approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance or approval.

In order to sell our products in member countries of the EEA our products must comply with the essential requirements of the EU Medical Devices Directive (Council Directive 93/42/EEC) and the Active Implantable Medical Devices Directive (Council Directive 90/385/EEC). Compliance with these requirements is a prerequisite to be able to affix the Conformité Européene mark, or CE Mark, to our products, without which they cannot be sold or marketed in the EEA. To demonstrate compliance with the essential requirements we must undergo a conformity

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the EU Medical Devices Directive, a conformity assessment procedure requires the intervention of an organization accredited by a member state of the EEA to conduct conformity assessments, or a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. The Notified Body issues a certificate of conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE Mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. If we fail to remain in compliance with applicable European laws and directives, we would be unable to continue to affix the CE Mark to our products, which would prevent us from selling them within the EEA.

Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

We are subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, import, export, registration, and listing of devices. The regulations to which we are subject are complex and have become more stringent over time. Regulatory changes could result in restrictions on our ability to continue or expand our operations, higher than anticipated costs, or lower than anticipated sales. Even after we have obtained the proper regulatory approval to market a device, we have ongoing responsibilities under FDA regulations and applicable foreign laws and regulations. The FDA, state and foreign regulatory authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state or foreign regulatory authorities, which may include any of the following sanctions:

•	untitled letters or warning letters;

•	fines, injunctions, consent decrees and civil penalties;

•	recalls, termination of distribution, administrative detention, or seizure of our products;

•	customer notifications or repair, replacement or refunds;

•	operating restrictions or partial suspension or total shutdown of production;

•	delays in or refusal to grant our requests for future clearances or approvals or foreign regulatory approvals of new products, new intended uses, or modifications to existing products;

•	withdrawals or suspensions of our current 510(k) clearances, resulting in prohibitions on sales of our products;

•	FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and

•	criminal prosecution.

Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition and results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

In addition, the FDA may change its clearance policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay clearance or approval of our future products under development or impact our ability to modify our currently cleared products on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new clearances or approvals, increase the costs of compliance or restrict our ability to maintain our clearances of our current products. For example, the FDA recently announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. For more information, see “—Legislative or regulatory reforms in the United States or the EU may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained.”

Our products must be manufactured in accordance with federal and state regulations, and we or any of our suppliers could be forced to recall products or terminate production if we fail to comply with these regulations.

The methods used in, and the facilities used for, the manufacture of our products must comply with the FDA’s QSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing and shipping of medical devices. Furthermore, we are required to verify that our suppliers maintain facilities, procedures and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. Our products are also subject to similar state regulations and various laws and regulations of foreign countries governing manufacturing.

Our third-party manufacturers may not take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our products. In addition, failure to comply with applicable FDA requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things: warning letters or untitled letters; fines, injunctions or civil penalties; suspension or withdrawal of approvals; seizures or recalls of our products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA’s refusal to grant pending or future clearances or approvals for our products; clinical holds; refusal to permit the import or export of our products; and criminal prosecution of us or our employees.

Any of these actions could significantly and negatively affect supply of our products. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose customers and experience reduced sales and increased costs.

The misuse or off-label use of our LENSAR Laser System may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Our LENSAR Laser System is an ophthalmic surgical laser indicated for, among other things, the creation of anterior capsulotomies, use in patients undergoing surgery requiring laser-assisted fragmentation of the cataractous lens, and for creating cuts/incisions in the cornea. We train our marketing personnel and direct sales force to not promote our devices for uses outside of the FDA-approved indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using our devices off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our devices off-label. Furthermore, the use of our devices for indications other than those approved by the FDA or approved by any foreign regulatory body may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients.

If the FDA or any foreign regulatory body determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, which is used for violators that do not necessitate a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations.

In addition, physicians may misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our devices are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management’s attention from our core business, be expensive to defend and result in sizeable damage awards against us that may not be covered by insurance.

Our products may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

We are subject to the FDA’s medical device reporting regulations and similar foreign regulations, which require us to report to the FDA when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance or approval, seizure of our products or delay in clearance or approval of future products.

The FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future.

Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new clearances or approvals for the device before we may market or distribute the corrected device. Seeking such clearances or approvals may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. We may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

If we do not obtain and maintain international regulatory registrations, clearances or approvals for our products, we will be unable to market and sell our products outside of the United States.

Sales of our products outside of the United States are subject to foreign regulatory requirements that vary widely from country to country. In addition, the FDA regulates exports of medical devices from the United States. While the regulations of some countries may not impose barriers to marketing and selling our products or only require notification, others require that we obtain the clearance or approval of a specified regulatory body. Complying with foreign regulatory requirements, including obtaining registrations, clearances or approvals, can be expensive and time-consuming, and we may not receive regulatory clearances or approvals in each country in which we plan to market our products or we may be unable to do so on a timely basis. The time required to obtain registrations, clearances or approvals, if required by other countries, may be longer than that required for FDA clearance or approval, and requirements for such registrations, clearances or approvals may significantly differ from FDA requirements. If we modify our products, we may need to apply for additional regulatory clearances or approvals before we are permitted to sell the modified product. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations that we have received. If we are unable to maintain our authorizations in a particular country, we will no longer be able to sell the applicable product in that country.

Regulatory clearance or approval by the FDA does not ensure registration, clearance or approval by regulatory authorities in other countries, and registration, clearance or approval by one or more foreign regulatory authorities does not ensure registration, clearance or approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining registration or regulatory clearance or approval in one country may have a negative effect on the regulatory process in others.

The clinical trial process is lengthy and expensive with uncertain outcomes. Results of earlier studies may not be predictive of future clinical trial results, or the safety or efficacy profile for such products.

Clinical testing is difficult to design and implement, can take many years, can be expensive and carries uncertain outcomes. We intend to conduct additional clinical trials and to generate clinical data that will help us demonstrate the benefits of our system compared to manual cataract surgery conducted without a laser system, or with competing laser systems.

The results of preclinical studies and clinical trials of our products conducted to date and ongoing or future studies and trials of our current, planned or future products may not be predictive of the results of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Our interpretation of data and results from our clinical trials do not ensure that we will achieve similar results in future clinical trials. In addition, preclinical and clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their products performed satisfactorily in preclinical studies and earlier clinical trials have nonetheless failed to replicate results in later clinical trials. Products in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through nonclinical studies and earlier clinical trials. Failure can occur at any stage of clinical testing. Our clinical studies may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and non-clinical testing in addition to those we have planned.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

The initiation and completion of any of clinical studies may be prevented, delayed, or halted for numerous reasons. We may experience delays in our ongoing clinical trials for a number of reasons, which could adversely affect the costs, timing or successful completion of our clinical trials, including related to the following:

•

we may be required to submit an IDE application to FDA, which must become effective prior to commencing certain human clinical trials of medical devices, and FDA may reject our IDE application and notify us that we may not begin clinical trials;

•	regulators and other comparable foreign regulatory authorities may disagree as to the design or implementation of our clinical trials;

•

regulators and/or Institutional Review Boards, or IRBs, or other reviewing bodies may not authorize us or our investigators to commence a clinical trial, or to conduct or continue a clinical trial at a prospective or specific trial site;

•

we may not reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

•

the number of subjects or patients required for clinical trials may be larger than we anticipate, enrollment in these clinical trials may be insufficient or slower than we anticipate, and the number of clinical trials being conducted at any given time may be high and result in fewer available patients for any given clinical trial, or patients may drop out of these clinical trials at a higher rate than we anticipate;

•

our third-party contractors, including those manufacturing products or conducting clinical trials on our behalf, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	we might have to suspend or terminate clinical trials for various reasons, including a finding that the subjects are being exposed to unacceptable health risks;

•

we may have to amend clinical trial protocols or conduct additional studies to reflect changes in regulatory requirements or guidance, which we may be required to submit to an IRB and/or regulatory authorities for re-examination;

•

regulators, IRBs, or other parties may require or recommend that we or our investigators suspend or terminate clinical research for various reasons, including safety signals or noncompliance with regulatory requirements;

•	the cost of clinical trials may be greater than we anticipate;

•	clinical sites may not adhere to the clinical protocol or may drop out of a clinical trial;

•	we may be unable to recruit a sufficient number of clinical trial sites;

•

regulators, IRBs, or other reviewing bodies may fail to approve or subsequently find fault with our manufacturing processes or facilities of third-party manufacturers with which we enter into agreement for clinical and commercial supplies, the supply of devices or other materials necessary to conduct clinical trials may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply;

•	approval policies or regulations of FDA or applicable foreign regulatory agencies may change in a manner rendering our clinical data insufficient for approval; and

•	our current or future products may have undesirable side effects or other unexpected characteristics.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Patient enrollment in clinical trials and completion of patient follow-up depend on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites, the eligibility criteria for the clinical trial, patient compliance, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the product being studied in relation to other available therapies, including any new treatments that may be approved for the indications we are investigating. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and efficacy of a product candidate, or they may be persuaded to participate in contemporaneous clinical trials of a competitor’s product candidate. In addition, patients participating in our clinical trials may drop out before completion of the trial or experience adverse medical events unrelated to our products. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may delay commencement or completion of the clinical trial, cause an increase in the costs of the clinical trial and delays, or result in the failure of the clinical trial.

Clinical trials must be conducted in accordance with the laws and regulations of the FDA and other applicable regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and IRBs at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our devices produced under cGMP, requirements and other regulations. Furthermore, we rely on CROs, and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. We depend on our collaborators and on medical institutions and CROs to conduct our clinical trials in compliance with good clinical practice, or GCP, requirements. To the extent our collaborators or the CROs fail to enroll participants for our clinical trials, fail to conduct the study to GCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both. In addition, clinical trials that are conducted in countries outside the United States may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of non-U.S. CROs, as well as expose us to risks associated with clinical investigators who are unknown to the FDA, and different standards of diagnosis, screening and medical care.

Even if our future products are cleared or approved in the United States, commercialization of our products in foreign countries would require clearance or approval by regulatory authorities in those countries. Clearance or approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials. Any of these occurrences could have an adverse effect on our business, financial condition and results of operations.

Legislative or regulatory reforms in the United States or the EU may make it more difficult and costly for us to obtain regulatory clearances or approvals for our products or to manufacture, market or distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. The FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval or clearance of our future products under development or impact our ability to modify our currently cleared products on a timely basis. For example, in November 2018, FDA officials announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Section 510(k) of the Federal Food, Drug, and Cosmetic Act. Among other things, the FDA announced that it plans to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals include plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. In May 2019, the FDA solicited public feedback on these proposals. These proposals have not yet been finalized or adopted, and the FDA may work with Congress to implement such proposals through legislation. Accordingly, it is unclear the extent to which any proposals, if adopted, could impose additional regulatory requirements on us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance, or restrict our ability to maintain our current clearances, or otherwise create competition that may negatively affect our business.

More recently, in September 2019, the FDA finalized guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA intends to develop and maintain a list device types appropriate for the “safety and performance based” pathway and will continue to develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible. The FDA may establish performance criteria for classes of devices for which we or our competitors seek or currently have received clearance, and it is unclear the extent to which such performance standards, if established, could impact our ability to obtain new 510(k) clearances or otherwise create competition that may negatively affect our business.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to obtain approval for, manufacture, market or distribute our products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require: additional testing prior to obtaining clearance or approval; changes to manufacturing methods; recall, replacement or discontinuance of our products; or additional record keeping. The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory clearance or approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For example, certain policies of the Trump administration may impact our business and industry. Namely, the Trump administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, FDA’s ability to engage in routine oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these executive actions will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose restrictions on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

In the EU, in April 2017, the European Parliament passed the Medical Devices Regulation (Regulation 2017/745), which repeals and replaces the EU Medical Devices Directive and the Active Implantable Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA Member States, the regulations would be directly applicable, i.e., without the need for adoption of EEA member State laws implementing them, in all EEA Member States and are intended to eliminate current differences in the

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

regulation of medical devices among EEA Member States. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation. The Medical Devices Regulation was meant to become applicable three years after publication (in May 2020). However, on April 23, 2020, to take the pressure off EEA national authorities, notified bodies, manufacturers and other actors so they can focus fully on urgent priorities related to the COVID 19 pandemic, the European Council and Parliament adopted Regulation 2020/561, postponing the date of application of the Medical Devices Regulation by one year (to May 2021). Once applicable, the Medical Devices Regulation will among other things:

•	strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

•	establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

•	improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

•	set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

•	strengthen rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

Once applicable, the Medical Devices Regulation may impose increased compliance obligations for us to access the EU market. These modifications may have an effect on the way we conduct our business in the EEA.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, cleared or approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and clear or approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new medical devices or modifications to cleared or approved medical devices to be reviewed and/or cleared or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the global pandemic of COVID-19, on March 10, 2020 the FDA announced its intention to postpone most foreign inspections of manufacturing facilities, and subsequently, on March 18, 2020, the FDA announced its intention to temporarily postpone routine surveillance inspections of domestic manufacturing facilities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Enacted and future healthcare legislation may increase the difficulty and cost for us to commercialize ALLY or other products we may develop in the future and may affect the prices we may set.

In the United States, the European Union and other jurisdictions, there have been and continue to be a number of legislative initiatives and judicial challenges to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, was passed, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the United States medical device industry. Among other things, the ACA established a 2.3% excise tax on sales of medical devices with respect to any entity that manufactures or imports specified medical devices offered for sale in the United States, which, through a series of legislative amendments, was suspended, effective January 1, 2016, and subsequently repealed altogether on December 20, 2019. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, as well as other efforts to challenge, repeal or replace the ACA that may impact our business or financial condition.

Moreover, other legislative changes have been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011, among other things, included reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2029 unless additional Congressional action is taken. These reductions will be suspended from May 1, 2020 through December 31, 2020 due to the COVID-19 pandemic. Additionally, the American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States, the European Union or any other jurisdiction. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, we may not be able to achieve or sustain profitability or successfully market ALLY or any other products we may develop and obtain clearance for in the future.

We may be subject to certain federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback, self-referral, false claims and fraud laws, and any violations by us of such laws could result in fines or other penalties.

Although none of the procedures using our products are currently covered by any state or federal government healthcare programs or other third-party payors, applicable agencies and regulators may interpret that our commercial, research and other financial relationships with healthcare providers and institutions are nonetheless subject to various federal and state laws intended to prevent healthcare fraud and abuse, including the following:

•

the federal Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts and free or reduced price items and services. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•

the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government, and which may apply to entities that provide coding and

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

billing advice to customers. The federal False Claims Act has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed or for services that are not medically necessary. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. The federal False Claims Act also includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims;

•

the federal Health Insurance Portability and Accountability Act of 1996, as amended, also created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•

the Physician Payments Sunshine Act and its implementing regulations, which require certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report annually to the government information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare providers starting in 2022, and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members; and

•

analogous state and foreign laws and regulations, including state anti-kickback and false claims laws, which apply to items and services reimbursed by any third-party payor, including private insurers and self-pay patients; state laws that require device manufacturers to comply with the industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; and state laws and regulations that require manufacturers to track gifts and other remuneration and items of value provided to healthcare professionals and entities.

If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations. Further, defending against any such actions can be costly, time-consuming and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

We are subject to anti-corruption, anti-bribery and similar laws and any violations by us of such laws could result in fines or other penalties.

A majority of our revenue is derived from operations outside of the United States and is subject to requirements under the U.S. Treasury Department’s Office of Foreign Assets Control, anti-corruption, anti-bribery and similar laws, such as the Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act 2010, and other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. The FCPA prohibits, among other things, improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. Recently, the U.S. Department of Justice has increased its enforcement activities with respect to the FCPA.

While we have safeguards in place to discourage improper payments or offers of payments by our employees, consultants, sales agents or distributors, these safeguards may be ineffective. Any violations of the FCPA and similar laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, and would likely harm our reputation, business, financial condition and result of operations.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Our employees, independent contractors, principal investigators, consultants, vendors, distributors and contract research organizations may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, principal investigators, consultants, vendors, distributors and contractor research organizations, or CROs, may engage in fraudulent or other illegal activity. While we have policies and procedures in place prohibiting such activity, misconduct by these parties could include among other infractions or violations intentional, reckless and/or negligent conduct or unauthorized activity that violates: (i) FDA regulations, including those laws that require the reporting of true, complete and accurate information to the FDA; (ii) manufacturing standards; (iii) federal and state healthcare fraud and abuse laws and regulations; (iv) laws that require the true, complete and accurate reporting of financial information or data; or (v) other commercial or regulatory laws or requirements. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Risks Related to Intellectual Property Matters

Our success will depend on our ability to obtain, maintain and protect our intellectual property rights.

Our commercial success will depend in part on our success in obtaining and maintaining issued patents, trademarks and other intellectual property rights in the United States and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies we have acquired in the marketplace and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

Our intellectual property coverage includes protection provided by patents licensed through third parties, including patents that relate to combining a femtosecond laser and phacoemulsification system into a single device. Our licensors may not successfully prosecute the intellectual property applications, including patent applications, that we have licensed, may fail to maintain these patents, or may determine not to pursue litigation, or assist us in the pursuit of litigation against other companies that are infringing this intellectual property, or may pursue such litigation less aggressively than we would. If, in the future, we no longer have rights to one or more of these licensed patents or other licensed intellectual property, our intellectual property coverage may be compromised, which, in turn, could affect our ability to sell our products, or to protect our products and defend them against competitors. Without protection for the intellectual property we license, other companies might be able to offer similar products for sale, which could adversely affect our competitive business position and harm our business prospects.

We rely on a combination of contractual provisions, confidentiality procedures and patent, copyright, trademark, trade secret and other intellectual property laws to protect the proprietary aspects of our products, brands, technologies and data. These legal measures afford only limited protection, and competitors or others

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

may gain access to or use our intellectual property and proprietary information. Our success will depend, in part, on preserving our trade secrets, maintaining the security of our data and know-how and obtaining and maintaining other intellectual property rights. We may not be able to obtain or maintain intellectual property or other proprietary rights necessary to our business or in a form that provides us with a competitive advantage.

In addition, despite our efforts to enter into confidentiality agreements with our employees, consultants, clients and other vendors who have access to such information, our trade secrets, data and know-how could be subject to unauthorized use, misappropriation, or disclosure to unauthorized parties, and could otherwise become known or be independently discovered by third parties. Our intellectual property, including trademarks, could be challenged, invalidated, infringed, and circumvented by third parties, and our trademarks could also be diluted, declared generic or found to be infringing on other marks. If any of the foregoing occurs, we could be forced to re-brand our products, resulting in loss of brand recognition and requiring us to devote resources to advertising and marketing new brands, and suffer other competitive harm. Third parties may also adopt trademarks similar to ours, which could harm our brand identity and lead to market confusion.

Failure to obtain and maintain intellectual property rights necessary to our business and failure to protect, monitor and control the use of our intellectual property rights could negatively impact our ability to compete and cause us to incur significant expenses. The intellectual property laws and other statutory and contractual arrangements in the United States and other jurisdictions may not provide sufficient protection in the future to prevent the infringement, use, violation or misappropriation of our trademarks, data, technology and other intellectual property and services, and may not provide an adequate remedy if our intellectual property rights are infringed, misappropriated or otherwise violated.

We rely, in part, on our ability to obtain, maintain, expand, enforce, and defend the scope of our intellectual property portfolio or other proprietary rights, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense and enforcement of any patents or other intellectual property rights. The process of applying for and obtaining a patent is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we may not be able to protect our proprietary rights at all. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary.

We own numerous issued patents and pending patent applications. As of June 16, 2020, we held 29 U.S. patents, 26 pending U.S. patent applications, 69 issued foreign patents, 30 pending foreign patent applications and one pending Patent Cooperation Treaty application, and we also exclusively licensed two U.S. patents, four pending U.S. patent applications and one pending Patent Cooperation Treaty application. The patent positions of medical device companies, including our patent position, may involve complex legal and factual questions, and therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty.

Though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. Proceedings challenging our patents could result in either loss of the patent, or denial or the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own may not provide any protection against competitors. Furthermore, an adverse decision may result in a third party receiving a patent right sought by us, which in turn could affect our ability to commercialize our products. Competitors could purchase our products and attempt to replicate or reverse engineer some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our patents, or develop and obtain patent protection for more effective technologies,

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

designs or methods. We may be unable to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees. Further, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, including the protection of surgical and medical methods, and we may encounter significant problems in protecting our proprietary rights in these countries.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering our products are invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our products, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

•	any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our products;

•	any of our pending patent applications will issue as patents;

•	we will be able to successfully commercialize our products on a substantial scale, if approved, before our relevant patents we may have expire;

•	we were the first to make the inventions covered by each of our patents and pending patent applications;

•	we were the first to file patent applications for these inventions;

•	others will not develop similar or alternative technologies that do not infringe our patents;

•	any of our patents will be found to ultimately be valid and enforceable;

•	any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

•	we will develop additional proprietary technologies or products that are separately patentable; or

•	our commercial activities or products will not infringe upon the patents of others.

Even if we are able to obtain patent protection, such patent protection may be of insufficient scope to achieve our business objectives. Issued patents may be challenged, narrowed, invalidated or circumvented. Decisions by courts and governmental patent agencies may introduce uncertainty in the enforceability or scope of patents owned by or licensed to us. Furthermore, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our own products and practicing our own technology. Alternatively, third parties may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid, unenforceable or not infringed; competitors may then be able to market products and use manufacturing and analytical processes that are substantially similar to ours. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The U.S. Patent and Trademark Office, or USPTO, and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Even if a lapse is cured, reviving the patent or application, there is a risk that the revival can be challenged by third parties in proceeding and litigation, and that the revival can be overruled. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products, we may not be able to stop a competitor from marketing products that are the same as or similar to our products, which would have a material adverse effect on our business.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our existing and future products.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. In 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and also may affect patent litigation. These also include provisions that switched the United States from a “first-to-invent” system to a “first-to-file” system, allow third-party submission of prior art to the USPTO during patent prosecution and set forth additional procedures to attack the validity of a patent by the USPTO administered post grant proceedings. Under a first-to-file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective in 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement and defense of our patents and applications. Furthermore, the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws and regulations or changes to patent laws and regulations that might be enacted into law by U.S. and foreign legislative bodies and patent offices. Those changes may materially affect our patents or patent applications and our ability to obtain additional patent protection in the future.

If we cannot license and maintain rights to use third-party technology on reasonable terms, we may not be able to successfully commercialize our products. Our licensed or acquired technology may lose value or utility or over time.

We have licensed technology from third parties and may choose or need to do so in the future, including to develop or commercialize new products or services. We may also need to negotiate licenses to patents or patent applications before or after introducing a commercial product, and we may not be able to obtain necessary licenses to such patents or patent applications. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if the licensors fail to abide by the terms of

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

the licenses or fail to prevent infringement by third parties, or if the licensed patents or other rights are found to be invalid or unenforceable, our business may suffer. In addition, any technology licensed or acquired by us may lose value or utility, including as a result of a change of in the industry, in our business objectives, others’ technology, our dispute with the licensor, and other circumstances outside our control. In return for the use of a third party’s technology, we may agree to pay the licensor royalties based on sales of our products or services. If we are unable to negotiate reasonable royalties or if we have to pay royalties on technology that becomes less useful for us or ceases to provide value to us, our profit margin will be reduced and we may suffer losses.

We may become a party to intellectual property litigation or administrative proceedings that could be costly and could interfere with our ability to sell and market our products.

The medical device industry has been characterized by extensive litigation regarding patents, trademarks, trade secrets, and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. It is possible that U.S. and foreign patents and pending patent applications or trademarks controlled by third parties may be alleged to cover our products, or that we may be accused of misappropriating third parties’ trade secrets. Additionally, our products include components that we purchase from vendors, and may include design components that are outside of our direct control. Our competitors, many of which have substantially greater resources and have made substantial investments in patent portfolios, trade secrets, trademarks, and competing technologies, may have applied for or obtained, or may in the future apply for or obtain, patents or trademarks that will prevent, limit or otherwise interfere with our ability to make, use, sell and/or export our products or to use our technologies or product names. Moreover, in recent years, individuals and groups that are non-practicing entities, commonly referred to as “patent trolls,” have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters, notices or “invitations to license,” or may be the subject of claims that our products and business operations infringe or violate the intellectual property rights of others. The defense of these matters can be time consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand and cause us to incur significant expenses or make substantial payments. Vendors from whom we purchase hardware or software may not indemnify us in the event that such hardware or software is accused of infringing a third-party’s patent or trademark or of misappropriating a third-party’s trade secret.

Since patent applications are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our products. Because of the confidential nature of patent applications, we do not know at any given time what patent applications are pending that may later issue as a patent and be asserted by a third party against us. Competitors may also contest our patents, if issued, by showing the patent examiner that the invention was not original, was not novel, or was invalid or unenforceable for other reasons. In litigation or administrative proceedings, a competitor could claim that our patents, if issued, are not valid for a number of reasons. If a court agrees, we would lose our rights to those challenged patents or have the scope of those rights narrowed.

In addition, we may in the future be subject to claims by our former employees or consultants asserting an ownership right in our patents, patent applications or other intellectual property, as a result of the work they performed on our behalf. Although we generally require all of our employees and consultants and any other partners or collaborators who have access to our proprietary know-how, information or technology to assign or grant similar rights to their inventions to us, we cannot be certain that we have executed such agreements with all parties who may have contributed to our intellectual property, nor can we be certain that our agreements with such parties will be upheld in the face of a potential challenge, that such agreements will adequately protect us, or that they will not be breached, for which we may not have an adequate remedy.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Any lawsuits relating to intellectual property rights could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop making, selling or using products or technologies that allegedly infringe the asserted intellectual property;

•

lose the opportunity to license our intellectual property to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others; incur significant legal expenses;

•	pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing;

•	pay the attorney’s fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing;

•	redesign those products or technologies that contain the allegedly infringing intellectual property, which could be costly and disruptive, and may be infeasible; and

•

attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all, or from third parties who may attempt to license rights that they do not have.

Any litigation or claim against us, even those without merit and even those where we prevail, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If we are found to infringe the intellectual property rights of third parties, we could be required to pay substantial damages, including the third party’s lost profits, the disgorgement of our profits, and/or substantial royalties (all of which may be increased, including three times the awarded damages, if we are found to willfully infringe third-party patents or trademarks or to have misappropriated trade secrets) and could be prevented from selling our products unless we obtain a license or are able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our products in a way that would not infringe the intellectual property rights of others. Although patent, trademark, trade secret, and other intellectual property disputes in the medical device area are often settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. If we do not obtain necessary licenses, we may not be able to redesign our products to avoid infringement. We could encounter delays in product introductions while we attempt to develop alternative methods or products, and these alternative methods or products may be less competitive, which could adversely affect our competitive business position. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products.

In addition, we generally indemnify our customers with respect to infringement by our products of the proprietary rights of third parties. However, third parties may assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed or settle, we may be forced to pay damages or settlement payments on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

Similarly, interference or derivation proceedings provoked by third parties or brought by the USPTO may be necessary to determine priority with respect to our patents, patent applications, trademarks or trademark applications. We may also become involved in other proceedings, such as reexamination, inter parties review, post grant review, derivation or opposition proceedings before the USPTO or other jurisdictional body relating to

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

our intellectual property rights or the intellectual property rights of others. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing our products or using product names, which would have a significant adverse impact on our business, financial condition and results of operations.

Additionally, we may file lawsuits or initiate other proceedings to protect or enforce our patents or other intellectual property rights, which could be expensive, time consuming and unsuccessful. Competitors may infringe our issued patents or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property. In addition, in a patent or other intellectual property infringement proceeding, a court may decide that a patent or other intellectual property of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims or other intellectual property narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents or other intellectual property do not cover the technology in question. Furthermore, even if our patents or other intellectual property are found to be valid and infringed, a court may refuse to grant injunctive relief against the infringer and instead grant us monetary damages or ongoing royalties. Such monetary compensation may be insufficient to adequately offset the damage to our business caused by the infringer’s competition in the market. An adverse result in any litigation proceeding could put one or more of our patents or other intellectual property at risk of being invalidated or interpreted narrowly, which could adversely affect our competitive business position, financial condition and results of operations.

If we are unable to protect the confidentiality of our other proprietary information, our business and competitive position may be harmed.

In addition to patent protection, we also rely on protection of trade secrets, know-how and other proprietary information that is not patentable or that we elect not to patent. However, trade secrets can be difficult to protect and some courts are less willing or unwilling to protect trade secrets. To maintain the confidentiality of our trade secrets and proprietary information, we rely heavily on confidentiality provisions that we have in contracts with our employees, consultants, collaborators and others upon the commencement of their relationship with us. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by such third parties, despite the existence generally of these confidentiality restrictions. These contracts may not provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event the unwanted use is outside the scope of the provisions of the contracts or in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, or other proprietary information. There can be no assurance that such third parties will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by competitors. Despite the protections we do place on our intellectual property or other proprietary rights, monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property or other proprietary rights will be adequate. In addition, the laws of many foreign countries will not protect our intellectual property or other proprietary rights to the same extent as the laws of the United States. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could affect our ability to expand to international markets or require costly efforts to protect our technology. To the extent our intellectual property or other proprietary information protection is incomplete, we are exposed to a greater risk of direct competition. A third party could, without authorization, copy or otherwise obtain and use our products or technology, or develop similar technology. Our competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts or design around our protected technology. Our failure to secure, protect and enforce our intellectual property rights could substantially harm the value of our products, brand and business. The theft or unauthorized use or publication of our trade secrets and other confidential business information could reduce the differentiation of our products and

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

harm our business, the value of our investment in development or business acquisitions could be reduced and third parties might make claims against us related to losses of their confidential or proprietary information. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Further, it is possible that others will independently develop the same or similar technology or products or otherwise obtain access to our unpatented technology, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions. If we fail to obtain or maintain trade secret protection, or if our competitors obtain our trade secrets or independently develop technology or products similar to ours or competing technologies or products, our competitive market position could be materially and adversely affected.

We also seek to preserve the integrity and confidentiality of our data and other confidential information by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and detecting the disclosure or misappropriation of confidential information and enforcing a claim that a party illegally disclosed or misappropriated confidential information is difficult, expensive and time-consuming, and the outcome is unpredictable. Further, we may not be able to obtain adequate remedies for any breach.

We may not be able to protect our intellectual property rights throughout the world.

A company may attempt to commercialize competing products utilizing our proprietary design, trademarks or tradenames in foreign countries where we do not have any patents or patent applications and where legal recourse may be limited. This may have a significant commercial impact on our foreign business operations.

Filing, prosecuting and defending patents or trademarks on our current and future products in all countries throughout the world would be prohibitively expensive. The requirements for patentability and trademarking may differ in certain countries, particularly developing countries. The laws of some foreign countries do not protect intellectual property rights including the protection of surgical and medical methods, to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from utilizing our inventions and trademarks in all countries outside the United States. Competitors may use our technologies or trademarks in jurisdictions where we have not obtained patent or trademark protection to develop or market their own products and further, may export otherwise infringing products to territories where we have patent and trademark protection, but enforcement on infringing activities is inadequate. These products or trademarks may compete with our products or trademarks, and our patents, trademarks or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trademarks and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents and trademarks or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent and trademarks rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents and trademarks in those jurisdictions, as well as elsewhere at risk of being invalidated or interpreted narrowly and our patent or trademark applications at risk, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Certain countries in Europe and certain developing countries, including India and China, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if our patents are infringed or if we are compelled to grant a license to our patents to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly,

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license. Finally, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

We may be subject to claims that we or our employees have misappropriated the intellectual property of a third party, including trade secrets or know-how, or are in breach of non-competition or non-solicitation agreements with our competitors.

Many of our employees and consultants were previously employed at or engaged by other medical device or other biotechnology companies, including our competitors or potential competitors. Some of these employees, consultants and contractors, may have executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may be subject to claims that we or these individuals have, inadvertently or otherwise, misappropriated the intellectual property or disclosed the alleged trade secrets or other proprietary information, of these former employers or competitors.

Additionally, we may be subject to claims from third parties challenging our ownership interest in intellectual property we regard as our own, based on claims that our employees or consultants have breached an obligation to assign inventions to another employer, to a former employer, or to another person or entity. Litigation may be necessary to defend against any other claims, and it may be necessary or we may desire to enter into a license to settle any such claim; however, there can be no assurance that we would be able to obtain a license on commercially reasonable terms, if at all. If our defense to those claims fails, in addition to paying monetary damages, a court could prohibit us from using technologies or features that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies or features that are important or essential to our products could have a material adverse effect on our business, financial condition and results of operations, and may prevent us from selling our products. In addition, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, which could have an adverse effect on our business, financial condition and results of operations.

The failure of third parties to meet their contractual, regulatory, and other obligations could adversely affect our business.

We rely on suppliers, vendors, outsourcing partners, consultants, alliance partners and other third parties to research, develop, manufacture and commercialize our products and manage certain parts of our business. Using these third parties poses a number of risks, such as:

•	they may not perform to our standards or legal requirements;

•	they may not produce reliable results;

•	they may not perform in a timely manner;

•	they may not maintain confidentiality of our proprietary information;

•	disputes may arise with respect to ownership of rights to technology developed with our partners, and those dispute may be resolved against us; and

•	disagreements could cause delays in, or termination of, the research, development or commercialization of our products or result in litigation or arbitration.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Moreover, some third parties are located in markets subject to political and social risk, corruption, infrastructure problems and natural disasters, in addition to country-specific privacy and data security risk given current legal and regulatory environments. Failure of third parties to meet their contractual, regulatory, and other obligations may materially affect our business.

If our trademarks and tradenames are not adequately protected, then we may not be able to build name recognition in our markets and our business may be adversely affected.

We rely on trademarks, service marks, tradenames and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources towards advertising and marketing new brands. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Certain of our current or future trademarks may become so well known by the public that their use becomes generic and they lose trademark protection. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business, financial condition and results of operations may be adversely affected.

Risks Related to the Spin-Off

The Spin-Off may not be completed on the terms or timeline currently contemplated, if at all.

We are actively engaged in planning for the Spin-Off. Unanticipated developments could delay or negatively affect the Spin-Off, including delays related to the filing and effectiveness of appropriate filings with the SEC, acceptance of our common stock for listing by the                      , completing further due diligence as appropriate, and changes in market conditions, among other things. PDL’s board of directors may also, in its absolute and sole discretion, decide at any time prior to the consummation of the Distribution not to proceed with the Spin-Off or change the terms of the Spin-Off, including the establishment of the record date and Distribution date or waiving certain conditions to the Spin-Off under the Separation and Distribution Agreement, such as the requirement that our common stock be accepted for listing on                 , subject to official notice of issuance. Therefore, the Spin-Off may not be completed on the terms or in accordance with the timeline currently contemplated, if at all. Any delays in the anticipated completion of the Spin-Off may also increase the expenses we or PDL incur in connection with the transaction.

The Spin-Off require significant time and attention of our management and may distract our employees which could have an adverse effect on us.

Execution of the Spin-Off will require significant time and attention from management, which may distract management from the operation of our business and the execution of our other initiatives. Employees may also be distracted because of uncertainty about their future roles with us or PDL, as applicable, pending the completion of the Distribution. Any such difficulties could have a material and adverse effect on our business, financial condition and results of operations.

Our ability to meet our capital needs may be harmed by the loss of financial support from PDL.

The loss of financial support from PDL could harm our ability to meet our capital needs. Following the Spin-Off, we expect that our cash, due to our cash on hand at the time of the Distribution and the cash

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

contribution from PDL, will be approximately $     million, and we expect to obtain any funds needed in excess of the amounts generated by our operating activities through the equity and debt capital markets or bank financing, and not from PDL. However, given the smaller relative size of us after the Spin-Off as compared to PDL, we may incur higher debt servicing and other costs than we would have otherwise incurred as a part of PDL. Further, there can be no assurances that we will be able to obtain capital market financing or additional credit on favorable terms, or at all, in the future. If we are unable to generate sufficient cash from operations or obtain adequate additional financing on commercially reasonable terms, on a timely basis or at all, our ability to invest in our business or fund our business strategy may be limited and may materially and adversely affect our ability to compete effectively in our markets.

We may be unable to achieve some or all of the benefits that we expect to achieve as an independent, publicly traded company.

By separating from PDL, we may be more susceptible to securities market fluctuations and other adverse events than we would have otherwise encountered as part of PDL. In addition, we may not be able to achieve some or all of the benefits that we expect to achieve as an independent, publicly traded company in the time in which we expect to do so, if at all. For example, the process of operating as a newly independent, public company may distract our management team from focusing on our business and strategic priorities. If we do not realize the anticipated benefits from the Spin-Off for any reason, our business may be adversely affected.

We may have difficulty operating as an independent, publicly traded company.

As an independent, publicly traded company, we believe that our business will benefit from, among other things, providing direct access to equity capital and a tailored capital structure, allowing us to better focus our financial and operational resources on our specific business, allowing our management to design and implement corporate strategies and policies that are based primarily on the business characteristics and strategic decisions of our business, allowing us to more effectively respond to industry dynamics and allowing the creation of effective incentives for our management and employees that are more closely tied to our business performance. However, we may not be able to achieve some or all of the benefits that we believe we can achieve as an independent company in the time we currently expect, if at all. Because our business has previously operated as part of the larger PDL organization, we may not be able to successfully implement the changes necessary to operate independently and may incur additional costs that could adversely affect our business.

We may incur material costs, including information technology costs, and expenses as a result of our Spin-Off from PDL, which could adversely affect our profitability.

As a result of our Spin-Off from PDL, we may incur costs and expenses greater than those we currently incur. These increased costs and expenses may arise from various factors, including financial reporting, accounting and audit services, insurance, costs associated with information technology systems, complying with federal securities laws (including compliance with the Sarbanes-Oxley Act) and legal and human resources-related functions. Although PDL will continue to provide certain of these services to us under the Transition Services Agreement, this arrangement may not capture all the benefits our business has enjoyed as a result of being integrated with PDL. In addition, such services are for a limited period of time, and we will be required to establish the necessary infrastructure and systems to supply these services on an ongoing basis. We cannot assure you that these costs will not be material to our business.

The combined post-Distribution value of our common stock and PDL common stock following completion of the Distribution may not equal or exceed the pre-Distribution value of PDL common stock.

After the Distribution, we expect that our common stock will be listed and traded on the                      under the symbol “LNSR.” PDL common stock will continue to be listed and traded on the Nasdaq Global Select Market. The combined trading price of our common stock and PDL common stock after the Distribution, as

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

adjusted for any changes in our capitalization or in the capitalization of PDL, could be lower than the trading price of PDL common stock prior to the Distribution. The prices at which our common stock and PDL common stock trade may fluctuate significantly, depending upon a number of factors, many of which may be beyond our and PDL’s control. These changes may not meet some stockholders’ investment strategies or requirements, which could cause investors to sell their shares of our common stock or PDL common stock. Excessive selling could cause the relative market price of our common stock or PDL common stock to decrease following completion of the Distribution.

Our historical financial information may not be representative of the results we would have achieved as a stand-alone public company during the periods presented and may not be a reliable indicator of our future results.

The historical financial data that we have included in this information statement may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the periods presented or those that we will achieve in the future. The costs and expenses reflected in our historical financial data include an allocation for certain corporate functions historically provided by PDL, including shared services and infrastructure provided by PDL to us, such as costs of information technology, accounting, tax and legal services, and other corporate and infrastructure services that may be different from the comparable expenses that we would have incurred had we operated as a stand-alone company. Our historical financial data does not reflect changes that will occur in our cost structure and operations as a result of our transition to becoming a stand-alone public company, including changes in our employee base, potential increased costs associated with reduced economies of scale and increased costs associated with SEC reporting and requirements. Accordingly, the historical financial data presented in this information statement should not be assumed to be indicative of what our financial condition or results of operations actually would have been as an independent, publicly traded company or to be a reliable indicator of what our financial condition or results of operations actually could be in the future.

Similarly, our unaudited pro forma financial information in this information statement is presented for illustrative purposes only. Accordingly, such unaudited pro forma financial information may not be indicative of our future operating or financial performance and our actual financial condition and results of operations may vary materially from our unaudited pro forma statement of operations and balance sheet contained elsewhere in this information statement.

If the Spin-Off is completed, our operational and financial profile will change and we will be a smaller, less diversified company than PDL was prior to the Distribution and we may not enjoy the same benefits that we did as part of PDL.

If the Spin-Off is completed, we will be a smaller, less diversified company focused on the design, development and commercialization of advanced technology for the treatment of cataracts and management of astigmatism, which represents a narrower business focus than PDL currently has. By separating from PDL, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current PDL organizational structure, which could materially and adversely affect our business, financial condition and results of operations. As part of PDL, we have been able to enjoy certain benefits from PDL’s operating diversity and more readily available capital to fund investments, as well as opportunities to pursue integrated strategies with PDL’s other businesses. As an independent, publicly traded company, we will not have similar diversity, available capital or integration opportunities and may not have similar access to equity and debt capital markets. In addition, we currently share economies of scope and scale with PDL with respect to certain costs and supplier relationships, and take advantage of PDL’s size and purchasing power in procuring certain products and services, such as insurance and healthcare benefits, and technology, such as computer software licenses. After the Spin-Off, as a separate, independent entity, we may be unable to obtain these products, services and technologies at prices or on terms as favorable to us as those we obtained prior to the Spin-Off.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Following the Spin-Off, we will rely on PDL’s performance under various agreements and we and PDL will continue to be dependent on each other for certain support services for each respective business.

We expect to enter into or have entered into various agreements with PDL in connection with the Spin-Off, including the Separation and Distribution Agreement, Transition Services Agreement and Tax Matters Agreement. These agreements will govern our relationship with PDL subsequent to the Spin-Off. If PDL were to fail to fulfill its obligations under these agreements, we could suffer operational difficulties or significant losses. For example, as part of PDL’s previously announced process to unlock value within PDL either by sale of PDL or monetization of its assets, PDL expects to seek approval from its stockholders for the liquidation and dissolution of PDL and has announced that, pending approval from its stockholders, it is currently targeting the end of 2020 to file a certificate of dissolution with the Secretary of State of the State of Delaware, although it acknowledges that such filing may be delayed given the uncertainties related to the COVID-19 pandemic. Pursuant to Delaware law, PDL’s corporate existence would continue for a period of at least three years for certain limited purposes after any such filing of a certificate of dissolution, which we expect would include fulfillment of its obligations under these agreements, but we cannot assure we will receive the expected benefit from these agreements.

If we are required to indemnify PDL for certain liabilities and related losses arising in connection with any of these agreements, or if PDL is required to indemnify us for certain liabilities and related losses arising in connection with any of these agreements and PDL does not fulfill its obligations to us, we may be subject to substantial liabilities, which could have a material adverse effect on our business, financial condition and results of operations.

Additionally, although PDL will be contractually obligated to provide us with certain services during the term of the Transition Services Agreement, we cannot assure you that these services will be performed as efficiently or proficiently as they were prior to the Spin-Off. The Transition Services Agreement also contains provisions that may be more favorable than terms and provisions we might have obtained in arm’s length negotiations with unaffiliated third parties. When PDL ceases to provide services pursuant to the Transition Services Agreement, our costs of procuring those services from third parties may increase. In addition, we may not be able to replace these services in a timely manner or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those under the Transition Services Agreement. To the extent that we require additional support from PDL not addressed in the Transition Services Agreement, we would need to negotiate the terms of receiving such support in future agreements. See “Certain Relationships and Related Party Transactions—Agreements between PDL and LENSAR Relating to the Spin-Off.”

Our ability to operate our business may suffer if we do not, quickly and effectively, establish our own financial, administrative, accounting and other support functions in order to operate as a separate, stand-alone company, and we cannot assure you that the support services PDL has agreed to provide us will be sufficient for our needs.

Historically, we have relied on financial, administrative, accounting, tax and other resources of PDL to support the operation of our business. In conjunction with our Spin-Off from PDL, we will need to expand our financial, administrative, accounting, tax and other support systems or contract with third parties to replace certain systems that were previously provided by PDL. We will also need to maintain our own credit and banking relationships and perform our own financial and operational functions. We cannot assure you that we will be able to successfully put in place the financial, operational and managerial resources necessary to operate as a public company or that we will be able to be profitable doing so. Any failure or significant downtime in our financial or administrative systems could affect our results or prevent us from performing other administrative services and financial reporting on a timely basis and could have a material adverse effect on our business, financial condition and results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

We will be subject to continuing contingent liabilities of PDL following the Spin-Off.

After the Spin-Off, there will be several significant areas where the liabilities of PDL may become our obligations. For example, under the Code and the related rules and regulations, each corporation that was a member of the PDL consolidated U.S. federal income tax reporting group during any taxable period or portion of any taxable period ending on or before the effective time of the Distribution is jointly and severally liable for the U.S. federal income tax liability of the entire PDL consolidated tax reporting group for that taxable period. In addition, in connection with the Spin-Off, we intend to enter into the Tax Matters Agreement with PDL that will allocate the responsibility for taxes between PDL and us. Pursuant to this allocation, we may be responsible for taxes that we would not have otherwise incurred, or that we would have incurred but in different amounts and/or at different times, on a standalone basis outside of the PDL consolidated group, and the amount of such taxes could be significant. See “Certain Relationships and Related Party Transactions—Agreements between PDL and LENSAR Relating to the Spin-Off” included elsewhere in this information statement for more detail. However, if PDL is unable to pay any prior period taxes for which it is responsible, we could be required to pay the entire amount of such taxes.

We have overlapping board membership with PDL, which may lead to conflicting interests, and one of our directors continues to own a substantial amount of PDL common stock and equity awards covering PDL common stock.

As a result of the Spin-Off, some of our board members will also serve as board members of PDL. Neither we nor PDL will have any ownership interest in the other; however, our directors who are members of the PDL board of directors have fiduciary duties to PDL stockholders, as well as fiduciary duties to our stockholders. Therefore, such persons may have conflicts of interest or the appearance of conflicts of interest with respect to matters involving or affecting more than one of the companies to which they owe fiduciary duties. In addition, a number of our directors and officers will continue to own PDL common stock, as well as, in some cases, equity awards covering PDL common stock. The direct interests of our directors and officers and related entities in common stock of PDL could create, or appear to create, potential conflicts of interest with respect to matters involving both PDL and us that could have different implications for PDL than they do for us.

As a result of the foregoing, there may be the potential for a conflict of interest when we or PDL consider acquisitions and other corporate opportunities. In addition, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between PDL and us regarding the terms of the agreements governing the internal reorganization, the Spin-Off and the relationship thereafter between the companies, including with respect to the indemnification of certain matters. From time to time, we may enter into transactions with PDL, its subsidiaries and other affiliates. There can be no assurance that the terms of any such transactions will be as favorable to us, PDL or any of our or their subsidiaries or affiliates as would be the case where there is no overlapping officer or director or ownership of both companies. See “Certain Relationships and Related Party Transactions—Policies and Procedures for Related Party Transactions” below for a discussion of certain procedures we will institute to address any such potential conflicts that may arise.

Potential indemnification obligations to PDL pursuant to the Separation and Distribution Agreement could materially and adversely affect us.

Among other things, the Separation and Distribution Agreement provides for indemnification obligations designed to make us financially responsible for substantially all of the liabilities that may exist relating to our business activities, whether incurred prior to or after the Spin-Off. If we are required to indemnify PDL under the circumstances set forth in the Separation and Distribution Agreement, we may be subject to substantial liabilities.

The Spin-Off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements.

The Spin-Off is subject to review under various state and federal fraudulent conveyance laws. Fraudulent conveyance laws generally provide that an entity engages in a constructive fraudulent conveyance when (i) the

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

entity transfers assets and does not receive fair consideration or reasonably equivalent value in return; and (ii) the entity: (a) is insolvent at the time of the transfer or is rendered insolvent by the transfer; (b) has unreasonably small capital with which to carry on its business; or (c) intends to incur or believes it will incur debts beyond its ability to repay its debts as they mature. An unpaid creditor or an entity acting on behalf of a creditor (including without limitation a trustee or debtor-in-possession in a bankruptcy by us or PDL or any of our respective subsidiaries) may bring an action alleging that the Distribution or any of the related transactions constituted a constructive fraudulent conveyance. If a court accepts these allegations, it could impose a number of remedies, including without limitation, voiding our claims against PDL, requiring our stockholders to return to PDL some or all of the shares of our common stock issued in the Distribution, or providing PDL with a claim for money damages against us in an amount equal to the difference between the consideration received by PDL and our fair market value at the time of the Spin-Off.

The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction’s law is applied. Generally, an entity would be considered insolvent if (i) the present fair saleable value of its assets is less than the amount of its liabilities (including contingent liabilities); (ii) the present fair saleable value of its assets is less than its probable liabilities on its debts as such debts become absolute and matured; (iii) it cannot pay its debts and other liabilities (including contingent liabilities and other commitments) as they mature; or (iv) it has unreasonably small capital for the business in which it is engaged. We cannot assure you what standard a court would apply to determine insolvency or that a court would determine that we, PDL or any of our respective subsidiaries were solvent at the time of or after giving effect to the Distribution.

The Spin-Off of our common stock is also subject to review under state corporate distribution statutes. Under the DGCL, a corporation may only pay dividends to its stockholders either (i) out of its surplus (net assets minus capital) or (ii) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Although PDL intends to make the distribution of our common stock entirely from surplus, we cannot assure you that a court will not later determine that some or all of the Spin-Off to PDL stockholders was unlawful.

The Distribution will not qualify for tax-free treatment.

The Distribution will not qualify for tax-free treatment, but rather is intended to be treated as part of a liquidating distribution by PDL. In accordance with such treatment, if you are a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences of the Distribution”), an amount equal to the fair market value of our common stock (together with any other property distributed as part of the liquidating distribution) received by you will be treated as received in exchange for your shares of PDL common stock and will first be applied against and reduce your basis in such shares of PDL common stock, but not below zero. Any remaining amount in excess of your basis in such shares of PDL common stock will be treated as capital gain. As cash will be paid in the Distribution only in lieu of fractional shares, you may need alternative sources from which to pay your resulting U.S. federal income tax liability.

Although PDL will ascribe a value to our common stock distributed in the Distribution, this valuation is not binding on the Internal Revenue Services, or IRS, or any other tax authority. These taxing authorities could ascribe a higher valuation to our distributed common stock, particularly if, following the Distribution, our common stock trades at prices significantly above the value ascribed to those shares by PDL. Such a higher valuation may affect the tax consequences of the Distribution to holders of PDL common stock.

Notwithstanding PDL’s position that the Distribution will be treated as part of a series of distributions in complete liquidation of PDL, it is possible that the IRS or a court could determine that the Distribution is a current distribution. In addition, if PDL’s liquidation is abandoned or revoked, the Distribution would be treated as a current distribution. A current distribution would be treated as a dividend for U.S. federal income tax purposes to the extent of PDL’s current and accumulated earnings and profits. Under this treatment, amounts not treated as dividends for U.S. federal income tax purposes would constitute a return of capital and first be applied

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

against and reduce a holder’s adjusted tax basis in its PDL common stock, but not below zero. Any excess would be treated as capital gain.

For a more detailed discussion, see “Material U.S. Federal Income Tax Consequences of the Distribution.” You should consult your tax advisor as to the particular tax consequences of the Distribution to you, including the applicability of any U.S. federal, state, local and non-U.S. tax laws.

Risks Related to Owning Our Common Stock

An active, liquid and orderly market for our common stock may not develop or be sustained, and the trading price of our common stock is likely to be volatile.

Prior to the Spin-Off, there has been no public market for shares of our common stock. It is anticipated that shortly prior to the record date for the distribution of our common stock, trading of shares of our common stock would begin on a “when-issued” basis and such trading would continue up to and including the Distribution date. However, an active trading market for our common stock may not develop or be sustained, which could depress the market price of our common stock and could affect your ability to sell your shares. The trading price of our common stock following the Distribution is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this information statement, these factors include:

•	a shift in our investor base;

•	actual or anticipated fluctuations in our quarterly financial condition and operating performance;

•	the operating and stock price performance of similar companies;

•	introduction of new products by us or our competitors;

•	success or failure of our business strategy;

•	our ability to obtain financing as needed;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the overall performance of the equity markets;

•	the number of shares of our common stock publicly owned and available for trading;

•	threatened or actual litigation or governmental investigations;

•	changes in laws or regulations affecting our business, including tax legislation;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	any major change in our board of directors or management;

•	changes in earnings estimates by securities analysts or our ability to meet earnings guidance;

•	publication of research reports about us or our industry or changes in recommendations or withdrawal of research coverage by securities analysts;

•	large volumes of sales of our shares of common stock by existing stockholders;

•	investor perception of us and our industry; and

•	general political and economic conditions, and other external factors, including the global impact of the COVID-19 pandemic.

In addition, the stock market in general, and the market for medical device companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

operating performance of those companies. These fluctuations could be even more pronounced in the trading market for our stock shortly following the Distribution. This could limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources, and could have a material adverse effect on our business, financial condition and results of operations.

Your percentage of ownership in us may be diluted in the future.

As with any publicly traded company, your percentage ownership in us may be diluted in the future because of equity issuances for acquisitions, financing transactions or otherwise, including equity awards that we expect will be granted to our directors, officers and employees.

The large number of shares eligible for public sale could depress the market price of our common stock.

The shares of our common stock that PDL will distribute to its stockholders in the Distribution generally may be sold immediately in the public market. PDL stockholders could sell our common stock received in the Distribution if we do not fit their investment objectives, such as minimum market capitalization requirements or specific business sector focus. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after the Distribution, and the perception that these sales could occur may also depress the market price of our common stock. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

We also may issue our shares of common stock from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares in connection with any such acquisitions and investments.

We are an “emerging growth company” and a “smaller reporting company” and we cannot be certain if the reduced disclosure requirements applicable to us will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.

In addition, we are eligible to delay the adoption of new or revised accounting standards applicable to public companies until those standards apply to private companies, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of this election, our financial statements may not be comparable to the financial statements of other public companies.

We also currently intend to take advantage of the reduced disclosure requirements regarding executive compensation. If we remain an “emerging growth company” after 2020, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

disclosures under the Dodd-Frank Wall Street Reform and Customer Protection Act, and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act. We may remain an “emerging growth company” until as late as December 31, 2025 (the fiscal year-end following the fifth anniversary of the completion of the Spin-Off), though we may cease to be an “emerging growth company” earlier under certain circumstances, including (1) if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of any June 30, in which case we would cease to be an “emerging growth company” as of the following December 31, (2) if our gross revenue exceeds $1.07 billion in any fiscal year or (3) if we issue more than $1.0 billion in nonconvertible notes in any three-year period.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline and/or become more volatile.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting and will be subject to other requirements that will be burdensome and costly.

We have historically operated our business as part of a larger public company. Following consummation of the Spin-Off, we will be required to file with the SEC annual, quarterly and current reports that are specified in Section 13 of the Exchange Act. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, we will become subject to other reporting and corporate governance requirements, including the requirements of the                      , and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. As a public company, we will be required to:

•

prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and the listing rules of the Nasdaq Stock Market;

•	create or expand the roles and duties of our board of directors and committees of the board of directors;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	supplement our internal accounting and auditing function, including hiring additional staff with expertise in accounting and financial reporting for a public company;

•	establish formal closing procedures at the end of our accounting periods;

•	develop our investor relations function;

•	establish new internal policies, including those relating to disclosure controls and procedures; and

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above.

We expect to devote significant resources and time to comply with the internal control over financial reporting requirements of the Sarbanes-Oxley Act, including costs associated with auditing and legal fees and accounting and administrative staff. In addition, Section 404(a) under the Sarbanes-Oxley Act requires that we assess the effectiveness of our controls over financial reporting. Our future compliance with the annual internal control report requirement will depend on the effectiveness of our financial reporting and data systems and controls across our operating subsidiaries. We cannot be certain that these measures will ensure that we design,

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation or operation, could harm our operating results, cause us to fail to meet our financial reporting obligations, or cause us to suffer adverse regulatory consequences or violate applicable stock exchange listing rules. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock and our access to capital.

For as long as we are an “emerging growth company” under the JOBS Act, we will not be required to comply with Section 404(b) of the Sarbanes-Oxley Act, which would require our independent auditors to issue an opinion on their audit of our internal control over financial reporting, until the later of the year following our first annual report required to be filed with the SEC and the date we are no longer an “emerging growth company.” If, once we are no longer an “emerging growth company,” our independent registered public accounting firm cannot provide an unqualified attestation report on the effectiveness of our internal control over financial reporting, investor confidence and, in turn, the market price of our common stock, could decline.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon consummation of the Spin-Off, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We may issue preferred stock with terms that could dilute the voting power or reduce the value of our common stock.

While we have no specific plan to issue preferred stock, our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more series of preferred stock having such designation, powers, privileges, preferences, including preferences over our common stock respecting dividends and distributions, terms of redemption and relative participation, optional, or other rights, if any, of the shares of each such series of preferred stock and any qualifications, limitations or restrictions thereof, as our board of directors may determine. The terms of one or more series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. For a more detailed description, see “Description of LENSAR Capital Stock—Preferred Stock.”

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, the trading price for our stock would likely be negatively affected. If securities or industry analysts were to initiate coverage, if one or more of the analysts who cover us were to downgrade our stock or publish inaccurate or unfavorable research

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

about our business, our stock price would likely decline. If one or more of these analysts were to cease coverage of us or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

We do not anticipate paying cash dividends, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

We do not anticipate paying cash dividends in the foreseeable future. As a result, only appreciation of the price of our common stock, which may never occur, will provide a return to stockholders. Investors seeking cash dividends should not invest in our common stock.

Certain provisions in our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment and, therefore, may depress the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors, including, among other things:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

the ability of our board of directors to determine to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	limitations on the removal of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by the chairperson of our board of directors, the chief executive officer, the president (in absence of a chief executive officer) or our board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•

the approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors is required to adopt, amend or repeal our bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

•

the ability of our board of directors, by majority vote, to amend the amended and restated bylaws, which may allow our board of directors to take additional actions to prevent a hostile acquisition and inhibit the ability of an acquirer from amending the amended and restated bylaws to facilitate a hostile acquisition; and

•

advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

We believe that these provisions should protect our stockholders from coercive or harmful takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

with adequate time to assess any acquisition proposal, and are not intended to make us immune from takeovers. These provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a transaction involving a change in control that is in the best interest of our stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts.

We are also subject to certain anti-takeover provisions under the DGCL. Under the DGCL, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, our board of directors has approved the transaction.

Our amended and restated certificate of incorporation designates certain courts as the sole and exclusive forums for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws; or (iv) any action asserting a claim governed by the internal affairs doctrine. Additionally, our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. Our amended and restated certificate of incorporation further provides that any person or entity purchasing or acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions described above. This forum selection provision in our amended and restated certificate of incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. This exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements in this information statement under the captions “Information Statement Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “The Spin-Off,” “Business” and in other sections of this information statement that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. Any estimates and forward-looking statements contained in this information statement speak only as of the date of this information statement and are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.”

The forward-looking statements made in this information statement relate only to events as of the date on which the statements are made. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this information statement to conform our prior statements to actual results or revised expectations.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

THE SPIN-OFF

General

The Board of Directors of PDL, our parent company, has authorized the announcement of a plan to spin off our company as an independent, publicly traded company, to be accomplished by means of a pro rata distribution of all of our common stock held by PDL, representing approximately     % of our total issued and outstanding common stock, to PDL’s stockholders as of the Record Date. Following the Spin-Off, PDL will no longer own any equity interest in us, and we will operate as an independent, publicly traded company. We have applied to list our common stock on the                      under the symbol “LNSR.”

We were incorporated as a Delaware corporation on August 20, 2004. We currently have one class of authorized common stock. As of the date of this information statement, approximately     % of the outstanding shares of our common stock are beneficially owned by PDL, with the remainder being beneficially owned by certain of our directors, executive officers and other employees All shares of our common stock currently outstanding are fully paid and non-assessable, not subject to redemption and without preemptive or other rights to subscribe for or purchase any proportionate part of any new or additional issues of stock or securities. We expect approximately                  million shares of our common stock will be distributed in the Spin-Off based on the number of shares of PDL common stock we expect to be outstanding on the Record Date. We will not have any shares of preferred stock outstanding immediately following the Spin-Off.

On                      , 2020, the Distribution date, each stockholder holding shares of PDL common stock that were outstanding as of                     , Eastern Time, on                     , 2020, the Record Date, will be entitled to receive, in respect of                  shares of PDL common stock,                  share of our common stock, as described below. Immediately following the Distribution, PDL’s stockholders will own     % of our outstanding common stock, and PDL will not hold any of our outstanding capital stock. You will not be required to make any payment, surrender or exchange your common stock of PDL or take any other action to receive your shares of our common stock.

Holders of PDL common stock will continue to hold their shares in PDL. We do not require and are not seeking a vote of PDL’s stockholders in connection with the Spin-Off, and PDL’s stockholders will not have any dissenters’ rights or appraisal rights in connection with the Spin-Off.

Before the Distribution, we will enter into the Separation and Distribution Agreement and other agreements with PDL to effect the Distribution and provide a framework for our relationship with PDL after the Distribution. These agreements will govern the relationship between PDL and us up to and subsequent to the completion of the Distribution. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements between PDL and LENSAR Relating to the Spin-Off” and describe some of the risks of these arrangements under “Risk Factors—Risks Related to the Separation and Distribution.”

The distribution of shares of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. In addition, PDL has the right not to complete the Spin-Off if, at any time prior to the Distribution, its Board of Directors determines, in its sole discretion, that the Spin-Off is not in the best interests of PDL or its stockholders, or that it is not advisable for us to separate from PDL. For a more detailed description of these conditions, see “—Conditions to the Spin-Off” below.

Reasons for the Spin-Off

In September 2019, PDL management recommended to its Board of Directors that it undertake a strategic review of PDL. Upon completion of that review in December 2019, PDL’s Board of Directors determined to pursue a process to unlock value within PDL either by sale of PDL or monetization of its assets. Over the subsequent months, PDL’s Board of Directors and management analyzed, together with outside financial and

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

legal advisors, how to best capture value and provide the best return to stockholders. As part of that process, in                      2020, PDL’s Board of Directors approved a plan to spin us off from PDL as a publicly traded company.

PDL’s Board of Directors believes that spinning us off from PDL will provide us with financial, operational and managerial benefits, including, but not limited to, the following:

•

Strategic Focus. We and PDL are distinct, complex enterprises with different opportunities, challenges, strategies and means of doing business. We believe the Spin-Off will allow us to continue to implement corporate strategies that are designed for our ophthalmology business.

•

Focused Management. Separating us from PDL will allow our management to continue to allocate and focus resources on the implementation of product development and commercialization strategies that are key to our continued growth.

•

Improved Management Incentive Tools. Offering equity of our publicly traded company as compensation tied directly to our performance will assist in attracting and retaining qualified employees, officers and directors.

•

Direct Access to Capital and Tailored Capital Structure. As a stand-alone company, we can better attract investors with the opportunity to invest solely in our surgical treatments for cataracts, which will enhance our ability to directly access the equity and debt capital markets to fund our growth strategy and to establish a capital structure tailored to our business needs.

•

Ability to Use Equity as Consideration for Acquisitions. The Spin-Off will provide us with enhanced flexibility to use our stock as consideration in pursuing certain financial and strategic objectives, including mergers and acquisitions involving other companies or businesses engaged in ophthalmology. We believe that we will be able to more easily facilitate future strategic transactions with businesses in ophthalmology through the use of our stand-alone stock as acquisition currency.

PDL’s Board of Directors also considered a number of potentially risk factors in evaluating the Spin-Off, including, in the case of both companies, increased operating costs, disruptions to the businesses as a result of planning for the Spin-Off and the Spin-Off itself, the risk of being unable to achieve expected benefits from the Spin-Off, the risk of being unable to successfully complete operational transfers, the risk that the Spin-Off might not be completed, the initial costs of the Spin-Off and the risk that the common stock of one or both companies may come under initial selling pressure if investors are not interested in holding an investment in one or both businesses following the Spin-Off. Notwithstanding these potentially negative factors, however, the Board of Directors of PDL determined that the Spin-Off was the best alternative to enhance stockholder value taking into account the factors discussed above. For more information, see the sections entitled “Risk Factors” and “The Spin-Off” included elsewhere in this information statement.

Manner of Effecting the Spin-Off

The Distribution will be effective as of                     , Eastern Time, on                     , the Distribution date. As a result of the Spin-Off, on the Distribution date, each PDL stockholder will receive                  share of our common stock for every                  shares of PDL common stock owned by such holder and outstanding as of the Record Date. In order to receive shares of our common stock in the Spin-Off, an PDL stockholder must be a stockholder at                     , Eastern Time, on                     . The Distribution will be pro rata to stockholders holding shares of PDL common stock that are outstanding as of the Record Date.

PDL STOCKHOLDERS WILL NOT BE REQUIRED TO PAY FOR SHARES OF OUR COMMON STOCK RECEIVED IN THE DISTRIBUTION, OR TO SURRENDER OR EXCHANGE SHARES OF PDL COMMON STOCK IN ORDER TO RECEIVE OUR COMMON STOCK, OR TO TAKE ANY OTHER ACTION IN CONNECTION WITH THE DISTRIBUTION. NO VOTE OF PDL STOCKHOLDERS IS REQUIRED OR SOUGHT IN CONNECTION WITH THE DISTRIBUTION, AND PDL STOCKHOLDERS HAVE NO DISSENTERS’ RIGHTS OR APPRAISAL RIGHTS IN CONNECTION WITH THE DISTRIBUTION.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

See “Material U.S. Federal Income Tax Consequences of the Distribution” for an explanation of the material U.S. federal income tax consequences of the Distribution.

Fractional shares of our common stock will not be issued to PDL stockholders as part of the Distribution or credited to book-entry accounts. In lieu of receiving fractional shares, each holder of PDL common stock who would otherwise be entitled to receive a fractional share of our common stock will receive cash for the fractional interest. Each stockholder should have a maximum of less than one fractional share pursuant to this transaction. The transfer agent will, as soon as practicable after the Distribution date, aggregate fractional shares of our common stock into whole shares and sell them in the open market at the prevailing market prices and distribute the aggregate proceeds, net of brokerage fees, ratably to PDL stockholders otherwise entitled to fractional interests in our common stock. The amount of such payments will depend on the prices at which the aggregated fractional shares are sold by the transfer agent in the open market shortly after the Distribution date. None of PDL, us or the transfer agent will guarantee any minimum sale price for the fractional shares of our common stock. Neither we nor PDL will pay any interest on the proceeds from the sale of fractional shares.

If you own shares of PDL common stock as of the close of business on the Record Date, the shares of our common stock that you are entitled to receive will be issued electronically, as of the Distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in the Distribution. If you sell shares of PDL common stock in the market up to and including the Distribution date, however, you may be selling your right to receive shares of our common stock in the Distribution.

Commencing on or shortly after the Distribution date, if you hold physical share certificates that represent your shares of PDL common stock and you are the registered holder of the PDL shares represented by those certificates, the transfer agent will mail to you an account statement that indicates the number of shares of our common stock that have been registered in book-entry form in your name. See “—Results of the Separation; Listing of LENSAR Common Stock and Trading of PDL Common Stock.”

Most PDL stockholders hold their shares of PDL common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your shares of PDL common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of our common stock that you are entitled to receive in the Distribution. If you have any questions concerning the mechanics of having shares held in “street name,” we encourage you to contact your bank or brokerage firm at any time following the approval of the Spin-Off.

Assuming approximately                  million shares of PDL common stock are outstanding as of the Record Date, the number of shares of our common stock to be distributed will be approximately                  million, and the number of shares of our common stock which will be outstanding immediately following the Spin-Off will be approximately                 million. The Spin-Off will not affect the number of outstanding shares of PDL common stock or any rights of PDL’s stockholders.

Conditions to the Spin-Off

The Distribution is subject to the satisfaction or waiver of a number of conditions, including the following:

•

the PDL Board of Directors shall have approved the Spin-Off, including the declaration of the Distribution and other related transactions, which approval may be given or withheld at its sole and absolute discretion;

•	the SEC has declared effective the registration statement, with no stop order in effect with respect thereto, and with no proceedings for such purpose pending or threatened by the SEC;

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

•

we shall have mailed this information statement (and such other information concerning us, our business, operations and management, the Distribution and such other matters as we and PDL shall determine and as may otherwise be required by law) to the holders of record of PDL common stock at the close of business on the record date for the Distribution;

•	all other actions and filings necessary or appropriate under applicable federal or state securities laws and state blue sky laws in connection with the Transactions shall have been taken;

•	our common stock shall have been accepted for listing on the , subject to official notice of issuance;

•	the ancillary agreements shall have been executed and delivered by each of PDL and us, as applicable, and no party to any of the ancillary agreements will be in material breach of any such agreement;

•	any material governmental authorizations necessary to consummate the Spin-Off and other related transactions, or any portion thereof, shall have been obtained and be in full force and effect;

•	our amended and restated certificate of incorporation and amended and restated bylaws, each in substantially the form filed as exhibits to the registration statement, are in effect;

•

no preliminary or permanent injunction or other order, decree, or ruling issued by a governmental authority, and no statute (as interpreted through orders or rules of any governmental authority duly authorized to effectuate the statute), rule, regulation or executive order promulgated or enacted by any governmental authority shall be in effect preventing the consummation of, or materially limiting the benefits of, the Spin-Off and related transactions; and

•

no other event or development shall have occurred or failed to occur that, in the judgment of the PDL Board of Directors, in its sole discretion, prevents the consummation of the Spin-Off and related transactions or any portion thereof or makes the consummation of the same inadvisable.

Other than the conditions relating to the effectiveness of the registration statement and our mailing of the information statement, PDL’s Board of Directors may waive any of these conditions, in its sole discretion, prior to the Distribution date. Alternatively, the fulfillment of the foregoing conditions will not create any obligation on PDL’s part to effect the Spin-Off. Except as described in the foregoing conditions, we are not aware of any material federal or state regulatory requirements that must be complied with or any material approvals that must be obtained. PDL has the right not to complete the Spin-Off if, at any time prior to the Distribution, the Board of Directors of PDL determines, in its sole discretion, that the Spin-Off is not in the best interests of PDL or its stockholders, or that it is not advisable for us to separate from PDL.

Results of the Spin-Off; Listing of LENSAR Common Stock and Trading of PDL Common Stock

There is not currently a public market for our common stock. We have applied to list LENSAR’s common stock on the                      under the symbol “LNSR.” We expect that a “when-issued” market in LENSAR common stock could develop shortly prior to the Record Date, and we will announce the when-issued trading symbol of LENSAR when and if it becomes available. “When-issued trading” refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for the LENSAR common stock that will be distributed to PDL stockholders on the Distribution date. If you own shares of PDL common stock at the close of business on the Record Date, you will be entitled to shares of LENSAR common stock distributed pursuant to the Spin-Off. You may trade this entitlement to shares of LENSAR common stock, without the shares of PDL common stock you own, on the when-issued market. On the first trading day following the Distribution date, we expect that when-issued trading with respect to LENSAR common stock will end and regular-way trading will begin.

It is also anticipated that, shortly prior to the Record Date and continuing up to and including the Distribution date, there will be two markets for PDL common stock: a “regular-way” market and an

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

“ex-distribution” market. Shares of PDL common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed pursuant to the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the Distribution. Therefore, if you sell shares of PDL common stock in the regular-way market up to and including the Distribution date, you will be selling your right to receive shares of our common stock in the Distribution. However, if you own PDL common stock at the close of business on the Record Date and sell those shares on the ex-distribution market up to and including the Distribution date, you will still receive the shares of our common stock that you would otherwise be entitled to receive pursuant to the Distribution. If, for any reason, the Distribution does not occur, “when-issued” and “ex-distribution” trades will be cancelled and, therefore, will not be settled.

We cannot assure you as to the price at which our common stock will trade before, on or after the Distribution date and, depending upon a number of factors, some of which may be beyond our control, the price at which our common stock trades may fluctuate significantly. In addition, the combined trading prices of our common stock and PDL common stock held by stockholders after the Distribution may be less than, equal to or greater than the pre-Spin-Off trading price of PDL common stock prior to the Distribution.

The shares of our common stock distributed to PDL stockholders will be freely transferable, except for shares received by people who may have a special relationship or affiliation with us or shares subject to contractual restrictions. People who may be considered our affiliates after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with us and may include certain of our officers, directors and significant stockholders. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act, or an exemption from the registration requirements of the Securities Act.

Reasons for Furnishing the Information Statement

This information statement is being furnished solely to provide information to PDL stockholders who will receive shares of our common stock in the Distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities or any securities of PDL, nor is it to be construed as a solicitation of proxies in respect of the proposed Distribution or any other matter. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and neither we nor PDL undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

The following discussion is a summary of the material U.S. federal income tax consequences of the Distribution to U.S. Holders and Non-U.S. Holders (each as defined below) and a summary of the material U.S. federal income tax consequences of the ownership and disposition of LENSAR common stock for U.S. Holders and Non-U.S. Holders, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, or Treasury Regulations, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder or Non-U.S. Holder of PDL common stock or LENSAR common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below.

This discussion is limited to U.S. Holders and Non-U.S. Holders that hold PDL common stock and will hold LENSAR common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income or the alternative minimum tax. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	persons who hold PDL common stock or will hold LENSAR common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell PDL common stock or LENSAR common stock under the constructive sale provisions of the Code;

•	persons who hold or receive PDL common stock or will receive LENSAR common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to PDL common stock and LENSAR common stock being taken into account in an applicable financial statement.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

If an entity treated as a partnership for U.S. federal income tax purposes holds PDL common stock or LENSAR common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding PDL common stock or LENSAR common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE DISTRIBUTION AND THE OWNERSHIP AND DISPOSITION OF LENSAR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definitions of U.S. Holder and Non-U.S. Holder

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of PDL common stock or LENSAR common stock that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of PDL common stock or LENSAR common stock that is neither a U.S. Holder nor an entity treated as a partnership for U.S. federal income tax purposes.

U.S. Federal Income Tax Treatment of the Distribution

The Distribution is intended to be treated as part of a series of distributions in complete liquidation of PDL, and this discussion assumes this treatment will be respected. In accordance with such treatment, each PDL stockholder will be treated as receiving an amount equal to the fair market value of the LENSAR common stock received by such holder (including any fractional shares deemed received by the holder, as described below), determined as of the date of the Distribution. We refer to such amount as the “Distribution Amount.” Each PDL stockholder will be treated as receiving such Distribution Amount, together with any other property distributed to such holder as part of the liquidating distribution, in exchange for its PDL common stock. If a PDL stockholder holds different blocks of shares of PDL common stock (generally, shares of PDL common stock purchased or acquired on different dates or at different prices), the Distribution Amount must be allocated among the several blocks of shares in the proportion that the number of shares in a particular block bears to the total number of shares owned by the holder.

The Distribution will also be a taxable transaction for PDL in which PDL will recognize gain or loss based on the difference between the fair market value of the LENSAR common stock as of the date of the Distribution and PDL’s tax basis in such stock.

Although PDL will ascribe a value to the LENSAR common stock distributed in the Distribution, this valuation is not binding on the IRS or any other tax authority. These taxing authorities could ascribe a higher

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

valuation to the distributed LENSAR common stock, particularly if, following the Distribution, the LENSAR common stock trades at prices significantly above the value ascribed to those shares by PDL. Such a higher valuation may affect the Distribution Amount and thus the tax consequences of the Distribution to holders of PDL common stock.

Any cash received by a holder of PDL common stock in lieu of a fractional share of LENSAR common stock will be treated as if such fractional share had been (i) received by the holder as part of the Distribution and then (ii) sold by such holder, via the transfer agent, for the amount of cash received. As described below, the basis of the fractional share deemed received by a holder of PDL common stock generally will equal the fair market value of such share on the date of the Distribution, and the amount paid in lieu of a fractional share will be net of the transfer agent’s brokerage fees.

The tax consequences of the Distribution will be affected by a number of facts that are yet to be determined, including the fair market value of LENSAR common stock on the date of the Distribution. PDL will provide its stockholders with tax information on an IRS Form 1099-DIV, informing them of the amount and character of distributions made during the taxable year, including the Distribution.

Notwithstanding PDL’s position that the Distribution will be treated as part of a series of distributions in complete liquidation of PDL, it is possible that the IRS or a court could determine that the Distribution is a current distribution. In addition, if PDL’s liquidation is abandoned or revoked, the Distribution would be treated as a current distribution. A current distribution would be treated as a dividend for U.S. federal income tax purposes to the extent of PDL’s current and accumulated earnings and profits. Under this treatment, amounts not treated as dividends for U.S. federal income tax purposes would constitute a return of capital and first be applied against and reduce a holder’s adjusted tax basis in its PDL common stock, but not below zero. Any excess would be treated as capital gain. Please consult your tax advisor with respect to the proper characterization of the Distribution.

Tax Basis and Holding Period of LENSAR Common Stock Received by Holders of PDL Common Stock

A PDL stockholder’s tax basis in LENSAR common stock received in the Distribution generally will equal the fair market value of such stock on the date of the Distribution, and the holding period for such shares will begin the day after the date of the Distribution.

U.S. Federal Income Tax Consequences of the Distribution and of the Ownership and Disposition of LENSAR Common Stock to U.S. Holders

Treatment of the Distribution

The Distribution Amount will be treated as received by a U.S. Holder (together with any other property distributed to the U.S. Holder as part of the liquidating distribution) in exchange for the U.S. Holder’s PDL common stock. The Distribution Amount allocable to a block of shares of PDL common stock owned by the U.S. Holder will reduce the U.S. Holder’s tax basis in such shares, but not below zero. Any excess Distribution Amount allocable to such shares will be treated as capital gain. Such gain generally will be taxable as long-term capital gain if the shares have been held for more than one year. Any tax basis remaining in a share of PDL common stock following the final liquidating distribution by PDL will be treated as a capital loss. The deductibility of capital losses is subject to limitations.

Distributions on LENSAR Common Stock

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying cash dividends to holders of LENSAR common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends received by certain non-corporate U.S. Holders (including individuals) may be taxed at preferential rates applicable to qualified dividend income, provided certain holding period requirements are met. Corporate U.S. Holders that meet certain holding period and other requirements may be eligible for a dividends-received deduction for a portion of the dividend received. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a U.S. Holder’s adjusted tax basis in its LENSAR common stock, but not below zero. Any excess will be treated as capital gain. Such gain generally will be taxable as long-term capital gain if the shares have been held for more than one year.

Sale or Other Taxable Disposition of LENSAR Common Stock

Upon a subsequent sale or other taxable disposition of a share of LENSAR common stock, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the disposition of the share and the U.S. Holder’s tax basis in the share. The gain or loss will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the share for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

U.S. Federal Income Tax Consequences of the Distribution and of the Ownership and Disposition of LENSAR Common Stock to Non-U.S. Holders

Treatment of the Distribution

The Distribution Amount will be treated as received by a Non-U.S. Holder (together with any other property distributed to the Non-U.S. Holder as part of the liquidating distribution) in exchange for the Non-U.S. Holder’s PDL common stock. The Distribution Amount allocable to a block of shares of PDL common stock owned by the Non-U.S. Holder will reduce the Non-U.S. Holder’s tax basis in such shares, but not below zero. Any excess Distribution Amount allocable to such shares will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Distributions on LENSAR Common Stock

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying cash dividends to holders of LENSAR common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its LENSAR common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of LENSAR common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E, as applicable (or other applicable documentation), certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the Distribution or the sale or other taxable disposition of LENSAR common stock (including with respect to any cash received in lieu of a fractional share of LENSAR common stock) unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met;

•

in the case of the Distribution, PDL common stock constitutes a U.S. real property interest, or USRPI, by reason of PDL’s status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes; or

•	in the case of a sale or other taxable disposition of LENSAR common stock, LENSAR common stock constitutes a USRPI by reason of LENSAR’s status as a USRPHC for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third and fourth bullet points above, each of PDL and LENSAR believes it is currently not, and does not anticipate becoming, a USRPHC. Because the determination of whether PDL or LENSAR, as applicable, is a USRPHC depends, however, on the fair market value of such company’s USRPIs relative to the fair market value of its non-U.S. real property interests and its other business assets, there can be no assurance PDL or LENSAR currently is not a USRPHC or will not become one in the future. Even if PDL or LENSAR is or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of PDL common stock or LENSAR common stock, as applicable, will not be subject to U.S. federal income tax if such stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of such stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period, or if another exception from these rules under the Code applies.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

U.S. Holders

A U.S. Holder may be subject to information reporting and backup withholding when such holder receives the Distribution, receives cash in lieu of a fractional share of LENSAR common stock in the Distribution or receives payments on shares of LENSAR common stock or proceeds from the sale or other taxable disposition of such shares. Certain U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and:

•	the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

•	the holder furnishes an incorrect taxpayer identification number;

•	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

•

the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Non-U.S. Holders

The payments of dividends on LENSAR common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, as applicable, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on LENSAR common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or any tax was actually withheld. In addition, the Distribution and proceeds from the sale or other taxable disposition of LENSAR common stock (including with respect to any cash received in lieu of a fractional share of LENSAR common stock) within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds from the Distribution or a sale or other taxable disposition of LENSAR common stock (including with respect to any cash received in lieu of a fractional share of LENSAR common stock) conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on LENSAR common stock, or (subject to the proposed Treasury Regulations discussed below) the Distribution or gross proceeds from the sale or other disposition of LENSAR common stock (including with respect to any cash received in lieu of a fractional share of LENSAR common stock), in each case paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Holders should consult their tax advisors regarding the potential application of withholding under FATCA to the Distribution and the ownership and disposition of LENSAR common stock.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

DIVIDEND POLICY

We currently do not anticipate paying any cash dividends in the foreseeable future. Instead, we anticipate that all of our earnings will be used to provide working capital, to support our operations and to finance the growth and development of our business. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant. In addition, if we were to enter into a credit facility in the future, we anticipate that the terms of such facility could limit or prohibit our ability to pay dividends.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

UNAUDITED CONDENSED PRO FORMA FINANCIAL STATEMENTS

The following unaudited condensed pro forma financial statements consist of the unaudited pro forma balance sheet as of December 31, 2019 and the unaudited pro forma statement of operations for the year ended December 31, 2019. These unaudited condensed pro forma financial statements were derived from our historical audited annual financial statements included elsewhere in this information statement.

The unaudited pro forma statement of operations has been prepared to give effect to the Spin-Off and the related Pro Forma Transactions (as defined below) as if the Pro Forma Transactions had occurred or had become effective as of January 1, 2019. The unaudited pro forma balance sheet has been prepared to give effect to the Pro Forma Transactions as though the Pro Forma Transactions had occurred on December 31, 2019.

In management’s opinion, the unaudited condensed pro forma financial statements reflect certain adjustments that are necessary to present fairly our unaudited pro forma results of operations and unaudited pro forma balance sheet as of and for the period indicated. The pro forma adjustments give effect to events that are (i) directly attributable to the Spin-Off, (ii) factually supportable and, (iii) with respect to the statement of operations, expected to have a continuing impact on us.

The unaudited condensed pro forma financial statements have been adjusted to give effect to the following (the “Pro Forma Transactions”):

•

the effect of our post-separation capital structure, including the impact of the Recapitalization Transactions (as described in the accompanying notes to the unaudited condensed pro forma financial statements) and the contribution of $8.0 million in cash from PDL to us in exchange for an additional number of shares of our common stock;

•	the impact of the new grants under the LENSAR, Inc. 2020 Incentive Award Plan (“the 2020 Plan”) in connection with the Spin-Off;

•	the impact of the separation and distribution agreement, the transition services agreement and other agreements among us and PDL and the provisions contained therein.

The unaudited condensed pro forma financial statements have been prepared based on available information, assumptions, and estimates that management believes are reasonable. The unaudited condensed pro forma financial statements are for illustrative and informational purposes only, and are not intended to represent what our financial position and results of operations would have been had we operated as an independent, stand-alone company during the periods presented or if the Pro Forma Transactions had occurred as of the dates indicated. The unaudited condensed pro forma financial statements also should not be considered indicative of our future financial position or future results of operations as an independent, publicly traded company.

The unaudited condensed pro forma financial statements reported below should be read in conjunction with our historical audited financial statements and the accompanying notes in the “Index to Financial Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement.

The unaudited condensed pro forma financial information is subject to change based on the finalization of the terms of the Spin-Off and related agreements. If the actual facts are different than these assumptions, then the unaudited condensed pro forma financial information will be different, and those changes could be material.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

LENSAR, Inc.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

(In thousands, except share and per share amounts)

	Historical As reported	Pro Forma Adjustments	Notes	Pro Forma
Revenue
Product	$23,254	$—		$23,254
Lease	4,181	—		4,181
Service	3,093	—		3,093

Total revenues	30,528	—		30,528

Cost of revenue (exclusive of amortization)
Product	12,030	362	(F)	12,392
Lease	2,264	—		2,264
Service	3,005	196	(F)	3,201

Total cost of revenue	17,299	558		17,857

Operating expenses
Selling, general and administrative expenses	17,147	8,700	(A),(B),(F)	25,847
Research and development expenses	7,569	1,029	(F)	8,598
Amortization of intangible assets	1,227	—		1,227

Operating loss	(12,714)	(10,287)		(23,001)

Other income (expense)
Interest expense	(2,001)	2,001	(E)	—
Other income, net	58	—		58

Loss before income taxes	(14,657)	(8,286)		(22,943)
Income tax expense	—	—		—

Net loss	$(14,657)	$(8,286)		$(22,943)

Cumulative dividends in excess of interest expense on Series A Preferred Stock	—	—		—

Net loss attributable to common stockholders	$(14,657)	$(8,286)		$(22,943)

Net loss per share attributable to common stockholders
Basic and diluted	$(1.52)			$(0.30)
Weighted-average number of shares used in calculation of loss per share:
Basic and diluted	9,630,000	65,651,836	(C)	75,281,836

See accompanying Notes to Unaudited Condensed Pro Forma Financial Statements

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

LENSAR, Inc.

UNAUDITED PRO FORMA BALANCE SHEET

AS OF DECEMBER 31, 2019

(In thousands, except share and per share amounts)

	Historical As reported	Pro Forma Adjustments	Notes	Pro Forma
Assets
Current assets:
Cash	$4,615	$8,000	(D)	$12,615
Accounts receivable, net	3,384	—		3,384
Notes receivable, net	502	—		502
Inventories	8,064	—		8,064
Prepaid and other current assets	618	—		618

Total current assets	17,183	8,000		25,183
Property and equipment, net	720	—		720
Equipment under lease, net	1,431	—		1,431
Notes and other receivable, long term, net	827	—		827
Intangible assets, net	13,366	—		13,366
Other assets	1,009	—		1,009

Total assets	$34,536	$8,000		$42,536

Liabilities and stockholders’ (deficit) equity
Current liabilities:
Accounts payable	$1,577	$—		$1,577
Accrued liabilities	4,778	—		4,778
Deferred revenue	777	—		777
Contingent consideration	—	—		—
Other current liabilities	697	—		697

Total current liabilities	7,829	—		7,829
Long-term operating lease liabilities	333	—		333
Note payable due to related party	20,200	(20,200)	(E)	—
Series A Preferred Stock	36,417	(36,417)	(E)	—
Other long-term liabilities	310	—		310

Total liabilities	65,089	(56,617)		8,472

Commitments and contingencies
Stockholders’ (deficit) equity:
Common stock, par value $0.01 per share, 150,000,000 shares authorized; 87,263,996 shares issued and outstanding on a pro forma basis	96	776	(D), (E), (F)	872
Additional paid-in capital	7,536	74,411	(D), (E), (F)	81,947
Accumulated deficit	(38,185)	(10,570)	(E)	(48,755)

Total stockholders’ (deficit) equity	(30,553)	64,617		34,064

Total liabilities and stockholders’ (deficit) equity	$34,536	$8,000		$42,536

See accompanying Notes to Unaudited Condensed Pro Forma Financial Statements

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

LENSAR, Inc.

Notes to Unaudited Condensed Pro Forma Financial Statements

Note 1. Basis of Presentation

The accompanying unaudited condensed pro forma financial information was prepared in accordance with Article 11 of Regulation S-X of the SEC and presents the unaudited pro forma statement of operations and unaudited pro forma balance sheet based on the audited historical financial statements included in this information statement, after giving effect to the Pro Forma Transactions. The audited historical financial statements of LENSAR have been adjusted in the accompanying unaudited condensed pro forma financial information to give effect to pro forma events that are: (1) directly attributable to the Spin-Off and the related Pro Forma Transactions (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on us.

The accompanying unaudited condensed pro forma financial information is presented for illustrative purposes only and does not purport to be indicative of the actual results that would have been achieved by LENSAR if the Pro Forma Transactions had been consummated for the period presented or that will be achieved in the future.

Our historical statements of operations include allocations of certain expenses relating to support functions historically provided by PDL. These functions include, but are not limited to administration and organizational oversight, including employee benefits, finance and accounting, treasury and risk management, professional and legal services, among others. These historical allocations may not be indicative of our future cost structure. To operate as an independent public company, we expect to incur costs to replace those services previously provided by PDL in addition to incremental standalone costs. Due to the scope and complexity of these activities, the amount and timing of these incremental costs could vary and, consequently, are not included in the unaudited condensed pro forma financial statements.

The income tax effects of pro forma adjustments within the unaudited condensed pro forma financial information continue to be offset by our full valuation allowance.

Note 2. Description of the Recapitalization Transactions, Capital Contribution and 2020 Plan

On July 10, 2020, we amended and restated our certificate of incorporation (the “Restated Charter”) to, among other things, (a) increase the number of shares of common stock ($0.01 par value per share) we are authorized to issue to 150,000,000 shares and (b) we issued to PDL a total of 30,733,432 shares of our common stock in exchange for the extinguishment of all 30,000 shares of our Series A Preferred Stock, including any accrued and unpaid dividends thereon (the “Series A Preferred Stock Recapitalization”). We currently do not have any shares of Series A Preferred Stock outstanding.

On July 13, 2020, we entered into a contribution and exchange agreement with PDL whereby we issued to PDL a total of 25,256,198 shares of our common stock in exchange for the extinguishment of the $32.6 million outstanding, including accrued interest, we owed to PDL under the Credit Agreement (the “Note Payable Recapitalization”).

The Series A Preferred Stock Recapitalization, together with the Note Payable Recapitalization, is defined as the “Recapitalization Transactions”. The Recapitalization Transactions were accounted for under GAAP as an extinguishment of debt.

On July 9, 2020, our Board of Directors approved the 2020 Plan. Under the 2020 Plan, we may grant stock options, restricted stock, restricted stock unit awards and other stock-based awards. Our Board of Directors also approved the grants of 16,625,822 shares of restricted stock in connection with the Spin-Off to certain

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

individuals under the 2020 Plan in consideration of future services to be rendered to the Company. The vesting schedule of the restricted stock awards is (i) 40% vest on the later of three months following the closing of the Spin-Off or six months following the grant date (provided the Spin-Off has occurred prior to such date), (ii) 30% vest 18 months following grant date, and (iii) 30% vest 36 months following grant date. Additionally, the shares of restricted stock are subject to an excess share forfeiture restriction, whereby, as of the date of the Spin-Off, the number of shares issued to a participant pursuant to the grant notice plus all other shares of common stock held by such participant shall not exceed the target percentage stated in the participant’s restricted stock agreement multiplied by LENSAR’s fully diluted capitalization as of the date of the Spin-Off. Following the application of the excess share forfeiture restriction, the remaining shares shall be eligible to vest based on the aforementioned vesting schedule. The grant date for these restricted share awards was July 22, 2020, which was the day following the date of the Capital Contribution (defined below).

On July 21, 2020 we also issued an additional 6,666,666 shares of common stock to PDL in exchange for $8.0 million in cash (the “Capital Contribution”).

Note 3. Pro Forma Adjustments

(A)

Reflects the removal of approximately $0.5 million of separation costs directly related to the Pro Forma Transactions that were incurred during the historical period and are not expected to have a continuing impact on our results of operations following the consummation of the Spin-Off

(B)	Reflects $ million for the year ended December 31, 2019 for the difference in costs to be incurred by us for the services to be provided by PDL under the transition services agreement.

(C)

Represents the basic and diluted weighted average number of shares of common stock outstanding as a result of pro forma adjustments. Refer to the table below for the reconciliation of the pro forma adjustments for the weighted average number of shares of common stock outstanding.

Shares
Weighted average number of shares of common stock for the year ended December 31, 2019—Historical as reported	9,630,000
Reclassification of all shares of Series A Preferred Stock	30,733,432
Conversion of note payable due to related party	25,256,198
Capital Contribution from PDL in exchange for common stock	6,666,666
Vested restricted stock awards under the 2020 Plan	2,995,540

Weighted average number of shares of common stock for the year ended December 31, 2019—As adjusted	75,281,836

(D)

Represents the increase to cash of $8.0 million and the increase to common stock and additional paid-in capital of $0.1 million and $7.9 million, respectively, to reflect the Capital Contribution by PDL to us in exchange for the issuance of 6,666,666 shares of our common stock.

(E)

Represents the effect of the Recapitalization Transactions which resulted in the extinguishment our note payable due to related party and our Series A Preferred Stock of $20.2 million and of $36.4 million, respectively, and the increase to common stock and additional paid-in capital of $0.6 million and $66.6 million, respectively, in connection with the issuance of 55,989,630 shares of our common stock to extinguish our note payable and Series A Preferred Stock. The Recapitalization Transactions with PDL resulted in an adjustment to accumulated deficit for an aggregate loss on extinguishment of $10.6 million as of the date of the unaudited pro forma balance sheet. An adjustment was also recorded in the unaudited pro forma statement of operations to decrease interest expense by $2.0 million to reflect the elimination of interest expense associated with the Recapitalization Transactions.

The unaudited pro forma statement of operations does not include an adjustment to reflect a loss on the extinguishment as a result of the Recapitalization Transactions, as such event is one-time in nature and not expected to have a continuing impact on our results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Due to the change in the carrying values of our note payable due to related party and our Series A Preferred Stock as of the actual extinguishment date in July 2020, we expect to recognize an approximate $2.7 million gain on extinguishment which will be accounted for as a capital transaction between PDL and us and, accordingly, recorded directly within equity during the three months ended September 30, 2020.

(F)

Represents the estimated stock-based compensation expense under the 2020 Plan for the remaining shares of restricted stock following the application of the excess share forfeiture restriction, which resulted in 1,648,122 restricted stock awards not considered probable of vesting as of the assumed Spin-Off date used in the unaudited condensed pro forma financial information. The fair value of awards granted under the 2020 Plan will be recognized using a straight-line attribution method over the service period, except for portions of the award subject to performance conditions which will be recognized ratably over the service period for each separate performance vesting tranche. The grant date fair values of the restricted stock awards were determined based on the fair value of our underlying common stock as of the date of the grant using preliminary valuation techniques with the most reliable information available. Actual results may differ from these estimates and such differences may be material.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis presented below refer to and should be read in conjunction with the audited financial statements and the corresponding notes and the selected historical financial data, each included elsewhere in this information statement. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Please see the “Risk Factors” section for a discussion of the uncertainties, risks and assumptions associated with these statements.

Spin-Off from PDL BioPharma, Inc.

PDL is considering spinning off its medical device business. The Spin-Off will create a separate, independent, publicly traded global medical device company focused on designing, developing and marketing an advanced femtosecond laser system for the treatment of cataracts and the management of pre-existing or surgically induced corneal astigmatism. Following the Spin-Off, we will become a stand-alone company and our business will consist of the assets, liabilities and operations of PDL’s medical device business.

Our historical financial statements have been prepared on a stand-alone basis and are derived from PDL’s consolidated financial statements and accounting records. Our financial statements reflect, in conformity with accounting principles generally accepted in the United States, our financial position, results of operations, and cash flows as the business was historically operated as part of PDL prior to the Spin-Off. The statements of operations include direct expenses for cost of revenue; research and development; selling, general and administrative expenses; and amortization, as well as allocated expenses for certain corporate support functions that are provided by PDL, such as administration and organizational oversight, including employee benefits, finance and accounting, treasury and risk management, professional and legal services, among others. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on a proportional basis of our expenses and expenses of PDL. Our management and PDL’s management considered the basis on which the expenses have been allocated to be a reasonable reflection of utilization of services provided to or to the benefit received by us during the periods presented. These allocations may not be reflective of the expenses that would have been incurred had we operated as a separate, unaffiliated entity apart from PDL. Actual costs that would have been incurred if we had been a stand-alone, public company would depend on multiple factors, including the chosen organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

Transactions with PDL that are expected to be settled for cash are reflected as outstanding in our balance sheets. These transactions primarily include payables to PDL related to certain historical cross charge cost allocations, the loan payable to PDL, and our mandatorily redeemable preferred stock, par value $0.01 per share, or the Series A Preferred Stock, held by PDL. The cash flows related to payables due to PDL for these certain historical cross charge cost allocations are reflected in our statements of cash flows as operating activities. The cash flows related to the loan payable due to PDL and our Series A Preferred Stock are reflected in our statements of cash flows as financing activities since these balances represent amounts financed by PDL. Transactions with PDL that have not been historically settled in cash or are not expected to be settled in cash have been included in the balance sheets as a component of equity and are reflected in our statements of cash flows as financing activities. In July 2020, we entered into a contribution and exchange agreement with PDL, whereby we issued to PDL a total of 25,256,198 shares of our common stock in exchange for the extinguishment of the $32.6 million outstanding, including accrued interest, we owed to PDL under the Credit Agreement. In July 2020, we issued to PDL a total of 30,733,432 shares of our common stock in exchange for the extinguishment of all 30,000 shares of our Series A Preferred Stock, including any accrued and unpaid dividends thereon. We currently do not have any shares of Series A Preferred Stock outstanding.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Following the Spin-Off, we expect to perform the functions described above using our own resources or purchased services. For an interim period, however, some of these functions may continue to be provided by PDL and we expect to enter into one or more transition service agreements with PDL in connection with the Spin-Off.

Overview

We are a commercial-stage medical device company focused on designing, developing and marketing an advanced femtosecond laser system for the treatment of cataracts and the management of pre-existing or surgically induced corneal astigmatism. Our LENSAR Laser System incorporates a range of proprietary technologies designed to assist the surgeon in obtaining better visual outcomes, efficiency and reproducibility by providing advanced imaging, simplified procedure planning, efficient design and precision. We believe the cumulative effect of these technologies results in a laser system that can be quickly and efficiently integrated into a surgeon’s existing practice, is easy to use and provides surgeons the ability to deliver improved visual outcomes. As we continue to innovate, we are designing a next-generation, integrated workstation, ALLY, which combines an enhanced femtosecond laser with a phacoemulsification system in a compact, mobile workstation that is designed to allow surgeons to perform a femtosecond laser assisted cataract procedure in a single operating room using a single device. We expect this combination product would be a meaningful advancement and will provide significant administrative and financial benefit to a surgeon’s practice at a cost less than the cost of our current system.

Our current product portfolio consists of the Streamline IV LENSAR Laser System and its associated consumable components. The consumable portion of the system consists of a disposable patient interface device, or PID, kit and a procedure license. Each procedure on each system requires the use of a PID kit. The PID kit includes a suction ring, vacuum filter and fluidic connection that are designed to facilitate placement of the laser while minimizing patients discomfort, intraocular pressure and trauma to the retina and maintaining corneal integrity. The procedure license is downloaded onto the system as required or as purchased by the customer. The system will not perform a procedure without an active license. We offer licenses in a subscription package with minimum monthly obligations and the ability to increase procedure numbers as the practice grows to address occasional increases in demand. We believe this structure allows the surgeon to implement a budget while also providing us with a predictable revenue stream.

We are focused on continuous innovation and are currently developing our proprietary, next-generation, integrated workstation, ALLY. ALLY is designed to combine our existing femtosecond laser technology with enhanced capabilities and a phacoemulsification system into a single unit and allow surgeons to perform each of the critical steps in a cataract procedure in a single operating room using this device. We anticipate submitting an application for 510(k) clearance to the FDA by the end of the first quarter of 2022 and to begin commercialization of ALLY by the end of 2022. If ALLY is cleared by the FDA, we believe its lower cost of goods and combined functions will help drive broader penetration for us into the overall cataract surgery market and could create a paradigm shift in the treatment of cataracts and management of astigmatism in cataract surgery.

We have built and are continuing to grow our commercial organization, which includes a direct sales force in the United States and distributors in Germany, China, South Korea and other targeted international geographies. We believe there is significant opportunity for us to expand our presence in these countries and other markets and regions. In the United States, we sell our products through a direct sales organization that, as of December 31, 2019, consisted of 30 commercial team professionals, including regional sales managers, clinical applications and outcomes specialists, field service, technology and customer support personnel. We currently manufacture our LENSAR Laser System at a facility in Orlando, Florida. We purchase custom and off-the-shelf components from a number of suppliers, including some single-source suppliers. We purchase the majority of our components and major assemblies through purchase orders with limited long-term supply agreements and generally do not maintain large volumes of finished goods. We strive to maintain enough inventory of our various component parts to avoid the impact of a potential short-term disruption in the supply.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Our revenue increased from $24.4 million for the year ended December 31, 2018 to $30.5 million for the year ended December 31, 2019, representing growth of 25%. Our net losses were $12.6 million and $14.7 million for the years ended December 31, 2018 and December 31, 2019, respectively. Additionally, our installed base of LENSAR Laser Systems has increased from 184 as of December 31, 2018 to 207 as of December 31, 2019. We expect to incur losses for the foreseeable future as we invest in the expansion of our business, primarily in the development and marketing of ALLY our next generation dual function platform and as we incur additional costs related to being an independent, publicly traded company. Following the Spin-Off, we expect our cash to be $         million due to our cash on hand at the time of the Spin-Off and the financial support commitment from PDL of up to $20 million, and we expect our cash, together with revenue from sales of our products, to be sufficient to operate our business for at least the next 12 months.

Factors to Consider

We operate in a highly competitive environment that involves a number of risks, some of which are beyond our control. We are subject to risks common to medical device companies, including risks inherent in:

•	our laser system development and commercialization efforts;

•	clinical trials;

•	uncertainty of regulatory actions and marketing approvals;

•	reliance on a network of international distributors;

•	levels of coverage and reimbursement by government or other third-party payors for procedures using our products;

•	patients’ willingness and ability to pay for procedures with significant costs not covered by or reimbursable through government or other third-party payors;

•	enforcement of patent and proprietary rights;

•	the need for future capital; and

•	competition associated with our products.

We cannot provide assurance that we will generate significant revenues or achieve and sustain profitability in the future. In addition, we can provide no assurance that we will have sufficient funding to meet our future capital requirements.

Our revenues and operating expenses are also difficult to predict and depend on several factors, including the level of ongoing research and development requirements necessary to complete development of our ALLY laser system, the number of laser systems we manufacture, sell, and lease on an annual basis, and the availability of capital and direction from regulatory agencies, which are difficult to predict. We may be able to control the timing and level of research and development and selling, general and administrative expenses, but many of these expenditures will occur irrespective of our actions due to contractually committed activities and/or payments.

Additionally, we have historically experienced seasonal variations in the sales and leases of our products, with our fourth quarter typically being the strongest and the third quarter being the slowest. We believe these seasonal variations are consistent across our industry.

On March 11, 2020, the World Health Organization declared a global pandemic, as the outbreak of a novel strain of coronavirus spread throughout the world. The outbreak of COVID-19 has significantly disrupted our business operations and adversely impacted our business, as non-essential medical procedures, including cataract surgeries, have been suspended or significantly decreased in many geographic areas. Actions taken to mitigate coronavirus have had and are expected to continue to have an adverse impact on the geographical areas in which

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

we operate, and we are making adjustments intended to assist in protecting the safety of our employees and communities while continuing our business activities where possible and legally permitted. To date, implementation of these measures has not required material expenditures, but the suspension of non-essential medical services has significantly impacted our revenues and cash flows and has significantly impacted our ability to operate our commercial operations. We have also experienced minor supply chain disruptions as a result of COVID-19. We are continuing to monitor developments with respect to the outbreak and its potential impacts on our operations and those of our employees, distributors, partners, suppliers, and regulators.

As a result of these and other factors, our historical results are not necessarily indicative of future performance, and any interim results we present are not indicative of the results that may be expected for the full fiscal year.

Components of Our Results of Operations

Revenue

Total revenue comprises product revenue, service revenue and lease revenue. We derive product revenue from the sale of our laser systems and sales of our PID and procedure licenses to our surgeon customers and to our distributors outside the United States. A PID and procedure license, which may also be referred to as an application license, is required to perform each procedure using our laser system. A procedure license represents a one-time right to utilize the LENSAR Laser System surgical application in connection with a surgery procedure. Service revenue is derived from the sale of extended warranties for our laser systems that provide additional maintenance and service beyond our standard limited warranty. In some situations, we lease our laser systems to surgeons, primarily through non-cancellable leases with a fixed lease payment.

Cost of Revenue

Total cost of revenue comprises cost of product revenue, cost of lease revenue and cost of service revenue.

Cost of product revenue primarily consists of the raw materials used in the manufacture of our products, plant and equipment overhead, labor and stock-based compensation costs, packaging costs, depreciation expense, freight and other related costs, which include shipping, inspection and excess and obsolete inventory charges. Cost of lease revenue primarily consists of depreciation expense associated with leased equipment and shipping costs associated with delivery of these systems. Cost of service revenue primarily consists of costs associated with providing maintenance services under the extended warranty contracts.

Selling, General and Administrative Expense

Our selling, general and administrative expenses consist primarily of personnel costs, such as salaries and wages, including stock-based compensation, and benefits, professional and legal fees, marketing, insurance, travel and other expenses.

Research and Development Expense

Our research and development expenses consist primarily of engineering, product development, clinical studies to develop and support our products, personnel costs, such as salaries and wages, including stock-based compensation, regulatory expenses, and other costs associated with products and technologies that are in development. Currently, our research and development expense primarily consists of costs associated with the continued development of our next-generation laser system, ALLY, which is designed to combine our existing femtosecond laser technology with a phacoemulsification system into a single unit.

Amortization of Intangible Assets

Intangible assets with finite useful lives consist primarily of acquired trademarks, acquired technology, and customer relationships. Acquired trademarks and acquired technology are amortized on a straight-line basis over

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

their estimated useful lives, of 15 to 20 years. Customer relationships are amortized on a straight-line basis or a double declining basis over their estimated useful lives up to 20 years, based on the method that better represents the economic benefits to be obtained.

Interest Expense

Interest expense primarily consists of interest expense associated with the Series A Preferred Stock and a loan payable to PDL. The Series A Preferred Stock is classified as a liability on our balance sheet and related dividends are recorded as interest expense using the effective interest method.

Results of Operations

Comparison of the Years Ended December 31, 2019 and 2018

(Dollars in thousands)	2019	2018	Change from Prior Year %
Revenue:
Product	$23,254	$17,239	34.9%
Lease	4,181	4,567	(8.5)%
Service	3,093	2,582	19.8%

Total revenue	$30,528	$24,388	25.2%
Cost of revenue (excluding intangible amortization):
Product	$12,030	$8,315	44.7%
Lease	2,264	2,854	(20.7)%
Service	3,005	2,471	21.6%

Total cost of revenue	$17,299	$13,640	26.8%

Revenue

Total revenue for the year ended December 31, 2019 was $30.5 million, an increase of 25.2% when compared to total revenue of $24.4 million for the year ended December 31, 2018.

Product revenue for the year ended December 31, 2019 compared to the year ended December 31, 2018 increased by $6.0 million, or 34.9%. The increase was primarily attributable to an increase of $4.4 million in sales of PIDs and procedure licenses and an increase of $1.6 million relating to sales of an increased number of new and refurbished LENSAR Laser Systems. During the year ended December 31, 2019 we experienced a net increase of 23 laser systems in the field, which contributed to a 33% increase in the number of procedures performed with our laser systems in the year ended December 31, 2019.

Service revenue for the year ended December 31, 2019 compared to the year ended December 31, 2018 increased by $0.5 million primarily due to increased sales of our extended warranty services.

Geographically, the increase in product and service revenue is primarily attributable to higher international net revenues due to increased sales volume. Changes in price did not have a material impact. Our international sales represented 59% and 49% of product and service revenues for the years ended December 31, 2019 and 2018, respectively. The growth is primarily driven by an increase in product sales, specifically systems, PID and procedure licenses, comprised of a $5.0 million increase in sales in South Korea, a $1.1 million increase in Europe and a $0.9 million increase in the United States, partially offset by $0.5 million decrease in other countries.

Lease revenue for the year ended December 31, 2019 compared to the year ended December 31, 2018 decreased by $0.4 million primarily due to the conversion of three rental systems to sold systems and the timing of rental systems being placed in service within 2018 as compared to 2019.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Cost of Revenue

Total cost of revenue for the year ended December 31, 2019 was $17.3 million, an increase of 26.8% when compared to total cost of revenue of $13.7 million for the year ended December 31, 2018.

Cost of product revenue for the year ended December 31, 2019 compared to the year ended December 31, 2018 increased by $3.7 million or 44.7%. The increase was primarily attributable to a $2.7 million increase in cost of materials and production for systems sold and a $0.9 million increase in cost of materials associated with the increase in PID sales, both of which were directly related to an increased number of LENSAR Laser Systems that were sold. We expect our cost of product revenue to continue to increase in absolute dollars as we increase our sales volume.

Cost of service revenue for the year ended December 31, 2019 compared to the year ended December 31, 2018 increased by $0.5 million or 21.6%. This increase was primarily attributable to service, maintenance and warranty costs associated with increased sales volume and is also a function of a higher amount of systems under service agreements in the year ended December 31, 2019.

Cost of lease revenue for the year ended December 31, 2019 compared to the year ended December 31, 2018 decreased by $0.6 million, or 20.7%. This decrease was primarily attributable to a decrease in rental depreciation, as we had fewer leased systems in the field due to the conversion of three rental systems to sold systems, and shipping costs related to leased systems.

Operating Expenses

Selling, General, and Administrative. Selling, general, and administrative expenses for the year ended December 31, 2019 were $17.1 million, an increase of $1.0 million, or 6.2%, compared to $16.1 million for the year ended December 31, 2018. The increase was primarily due to a $0.9 million increase in personnel costs as a result of larger incentive bonuses associated with increased revenues as well as additions in headcount to support our continued growth. Selling, general and administrative expenses include $4.4 million and $5.0 million of expenses allocated from PDL for corporate support functions for the years ended December 31, 2019 and 2018, respectively.

We are continuing to grow our direct commercial organization in the United States. We expect our selling general and administrative expenses to continue to increase in association with our planned growth of our direct commercial organization in the United States. Additionally, if we receive regulatory clearance for ALLY, we anticipate additional increases in selling, general and administrative expense as we prepare for and launch commercialization of ALLY. We also expect to incur additional expenses as a result of operating as a public company, including expenses necessary to comply with the rules and regulations applicable to companies listed on a national securities exchange and those of the SEC, as well as increased expenses for director and officer insurance, investor relations and professional services.

Research and Development. Research and development expenses for the year ended December 31, 2019 were $7.6 million, an increase of $4.8 million, or 171.8%, compared to $2.8 million for the year ended December 31, 2018. The increase was primarily attributable to a $4.2 million increase in project costs, including the exclusive licensing of intellectual property from Doug Patton and Ophthalmic Synergies, LLC for $3.5 million, for use in developing ALLY and higher lab and laser supply costs. Research and development personnel costs also increased by $0.6 million due to the continued development of ALLY.

As we continue to advance the development of ALLY, we expect our research and development expenditures to increase from 2019 levels, as we anticipate that the planned development of ALLY will consume significant capital resources.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Amortization of Intangible Assets. Amortization of intangible assets increased by $0.1 million, or 7.9%, to $1.2 million for the year ended December 31, 2019 from $1.1 million the year ended December 31, 2018. The increase is primarily due to the acquisition of certain intellectual property in 2019.

Other Income (Expense)

Interest expense decreased by $1.3 million, or 39.8%, to $2.0 million for the year ended December 31, 2019 from $3.3 million for the year ended December 31, 2018. The decrease of $1.3 million was due to a reduction in the dividend rate of our Series A Preferred Stock from 15% to 5% effective January 1, 2019. The decrease was offset by an increase of $0.2 million of interest expense related to the note payable to PDL in which the loan principal increased from December 31, 2018 to December 31, 2019.

Income Taxes

In general, our income tax returns are subject to examination by U.S. federal, state and local tax authorities for tax years 2009 forward. There was no interest and penalties associated with unrecognized tax benefits accrued on the balance sheet as of December 31, 2019 and 2018, respectively. We do not anticipate any material change to the amount of our unrecognized tax benefit over the next 12 months.

Non-GAAP Financial Measure

We prepare and analyze operating and financial data and non-GAAP measures to assess the performance of our business, make strategic and offering decisions and build our financial projections. The key non-GAAP measure we use is set forth below. The following table sets forth our key performance indicator for the years ended December 31, 2019 and 2018.

	Year Ended December 31,
(in thousands)	2019	2018
Net loss	(14,657)	(12,593)
EBITDA	$(8,848)	$(4,726)

EBITDA. EBITDA is defined as net loss before interest expense, income tax expense, interest income, depreciation and amortization of intangible assets. EBITDA is a non-GAAP financial measure. For more information about how we use this non-GAAP financial measure in our business, the limitations of this measure, and a reconciliation of EBITDA to net loss, the most directly comparable GAAP measure, please see the section titled “Information Statement Summary—Summary Historical Financial Data.”

Liquidity and Capital Resources

Overview

For the years ended December 31, 2019 and 2018, we had net losses of $14.7 million and $12.6 million, respectively, and as of December 31, 2019, we had an accumulated deficit of $38.2 million. We expect to continue to incur losses and operating cash outflows for the foreseeable future as we continue to build our commercial and clinical infrastructure, pursue development and FDA clearance of our proprietary, next-generation, integrated workstation, known as ALLY, and invest in research and development. In addition, as a stand-alone public company, we will incur significant legal, accounting and other expenses that we did not incur as a subsidiary of PDL.

As discussed above, we also expect the ongoing COVID-19 pandemic will negatively affect our capital requirements and the availability of funds to finance those requirements outside of cash provided by PDL.

In May 2017, we entered into a credit agreement with PDL whereby as of July 2020, we borrowed $32.6 million from PDL at an interest rate of 4% per annum. The credit agreement is included in note payable

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

due to related party on our balance sheets and the aggregate principal balance outstanding as of December 31, 2019 and 2018 was $20.2 million and $7.0 million, respectively. In July 2020, we entered into a contribution and exchange agreement with PDL, whereby we issued to PDL a total of 25,256,198 shares of our common stock in exchange for the extinguishment of the $32.6 million outstanding, including accrued interest, we owed to PDL under the credit agreement.

We issued 30,000 shares of Series A Preferred Stock to PDL in May 2017. The Series A Preferred Stock has an aggregate liquidation preference of $30.0 million, plus all accrued and unpaid dividends, whether or not declared. Dividends on each share of the Series A Preferred Stock accrued on an annual basis at an initial rate of 15.00% per annum of the liquidation preference, and decreased to 5.00% per annum of the liquidation preference effective January 1, 2019. In July 2020, we also exchanged all 30,000 shares of our Series A Preferred Stock, including any accrued and unpaid dividends thereon, for a total of 30,733,432 shares of our common stock. We currently do not have any shares of Series A Preferred Stock outstanding. See Note 17 to our financial statements included elsewhere in this information statement for more detail.

In July 2020, we entered into a stock purchase agreement with PDL, whereby PDL purchased 6,666,666 shares of our common stock for $1.20 per share for an aggregate purchase price of approximately $8.0 million.

On August 4, 2020, PDL committed that through August 5, 2021 it will provide financial support to us of up to $20.0 million to fund our operating, investing and financing activities.

Historically, PDL, as our parent, has provided us cash management and other treasury services. Following the Spin-Off, PDL will no longer provide such services, and we expect our primary sources of liquidity will be the financial support from PDL through August 5, 2021, our cash on hand, cash from the sale and lease of our systems and the sale of our consumables, and funds from additional financing activities.

We expect our revenue and expenses to increase in connection with our on-going activities, particularly as we continue to execute on our growth strategy, including expansion of our sales and customer support teams. We also expect to incur additional costs as a stand-alone public company. The primary factors determining our cash needs are the funding of operations, which we expect to continue to expand as the business grows, and enhancing our product offerings through the research and development of ALLY, our next-generation laser system. Our future liquidity needs, and ability to address those needs, will largely be determined by the success of our commercial efforts and those of our distributors; the ongoing impact of COVID-19 on our business; the timing, scope and magnitude of our commercial and development activities; and the timing of regulatory clearance of ALLY.

We believe that the commitment from PDL to financially support up to $20.0 million of our operating, investing and financing activities through August 5, 2021 and our cash on hand will provide sufficient liquidity to meet our projected obligations for at least twelve months from August 4, 2020. However, if these sources are insufficient to satisfy our liquidity requirements, we may seek additional funds from public and private stock offerings, borrowings under credit facilities or other sources. Such capital may not be available on favorable terms, or at all. Furthermore, if we issue equity securities to raise additional capital, our existing stockholders may experience dilution, and the new equity securities may have rights, preferences and privileges senior to those of our existing stockholders. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. In addition, if we raise additional capital through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to our products, potential products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise capital on acceptable terms, we may not be able to develop or enhance our products, execute our business plan, take advantage of future opportunities or respond to competitive pressures, changes in our supplier relationships or unanticipated customer requirements. Any of these events could adversely affect our ability to achieve our business and financial goals or to achieve or maintain profitability and could have a material adverse effect on our business, financial condition and results of operations. Additionally, the extent and duration of the impact the

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

COVID-19 pandemic may have on our stock price and on those of other companies in our industry is highly uncertain and may make us look less attractive to investors and, as a result, there may be a less active trading market for our common stock, our stock price may be more volatile, and our ability to raise capital could be impaired, which could in the future negatively affect our liquidity and financial position.

Cash Flows

The following table summarizes, for the periods indicated, selected items in our statements of cash flows (in thousands):

	Year Ended December 31,
	2019	2018
Net cash used in operating activities	$(12,589)	$(1,885)
Net cash used in investing activities	(2,089)	(3,892)
Net cash provided by financing activities	15,949	6,955

Net increase in cash and restricted cash	$1,271	$1,178

Operating Activities

Net cash used in operating activities for 2019 was $12.6 million, consisting primarily of a net loss of $14.7 million and an increase in net operating assets of $2.4 million, partially offset by non-cash charges of $4.4 million. The increase in net operating assets was primarily due to purchases of inventory of $4.8 million offset by accrued liabilities of $1.9 million. Non-cash charges consisted of depreciation, amortization, and stock-based compensation.

Net cash used in operating activities for 2018 was $1.9 million, consisting primarily of a net loss of $12.6 million partially offset by non-cash charges of $4.8 million and a decrease in net operating assets of $5.9 million. The decrease in net operating assets was primarily due to changes in current and long-term accrued liabilities. Non-cash charges consisted of depreciation, amortization, and stock-based compensation.

Investing Activities

Net cash used in investing activities for 2019 was $2.1 million, which consisted of $1.7 million costs to acquire intangible assets and capital expenditures of $0.4 million for property and equipment.

Net cash used in investing activities for 2018 was $3.9 million, which consisted of $2.1 million costs to acquire intangible assets, capital expenditures of $1.2 million for property and equipment, and $0.6 million related to payments of contingent consideration.

Financing Activities

Net cash provided by financing activities for 2019 was $15.9 million, primarily due to the proceeds of $13.2 million from the loan with Parent and a $3.8 million contribution from Parent, partially offset by a $1.1 million payment of contingent consideration.

Net cash provided by financing activities for 2018 was $7.0 million, primarily due to the proceeds of $3.5 million from the loan with Parent and a $3.8 million contribution from Parent, partially offset by a $0.2 million payment of contingent consideration.

Off Balance Sheet Arrangements

As of December 31, 2019, we did not have any off-balance sheet arrangements, as defined under SEC Regulation S-K Item 303(a)(4)(ii).

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2019:

	Payments Due by Period
(in thousands)	Less than 1 year	1-3 years	3-5 years	Thereafter	Total
Operating leases(1)	$592	$353	$—	$—	$945
Purchase obligations(2)	9,600	800	—	—	10,400
Loan payable to Parent(3)	—	—	20,200	—	20,200
Series A Preferred Stock(3)(4)	—	—	—	49,923	49,923

Total contractual obligations	$10,192	$1,153	$20,200	$49,923	$81,468

(1)	Amounts represent the lease for the LENSAR office and manufacturing facility in Orlando, Florida and operating leases for office equipment.
(2)

Consists of a $10.4 million minimum purchase obligation for inventory components for the manufacture and supply of certain components, $1.0 million of which are guaranteed by PDL. LENSAR expects to meet these requirements.

(3)

In July 2020, we entered into a contribution and exchange agreement with PDL, whereby we issued to PDL a total of 25,256,198 shares of our common stock in exchange for the $32.6 million outstanding under the Credit Agreement. In July 2020, we also exchanged all 30,000 shares of our Series A Preferred Stock, including any accrued and unpaid dividends thereon, for a total of 30,733,432 shares of our common stock. We currently do not have any shares of Series A Preferred Stock outstanding.

(4)	Consists of the aggregate liquidation preference of our Series A Preferred Stock of $30 million, plus cumulative dividends accrued and accruing through the redemption date of May 11, 2027.

Some of the amounts included in this table are based on management’s estimates and assumptions about these obligations, including their duration, timing, anticipated actions by third parties and other factors. Because these estimates and assumptions are necessarily subjective, the obligations we will actually pay in future periods may vary from those reflected in the table.

Royalty and Milestone Payments

In connection with the acquisition of certain intellectual property in September 2019, we could be required to make milestone payments in the amount of $2.4 million, which are contingent upon the regulatory approval and commercialization of ALLY. In addition, we acquired certain intellectual property, which if used in the development of ALLY could result in additional royalty payments.

Quantitative and Qualitative Disclosures about Market Risk

Our cash is held in deposit demand accounts at a large financial institution in amounts in excess of the Federal Deposit Insurance Corporation, or FDIC, insurance coverage limit of $250,000 per depositor, per FDIC-insured bank, per ownership category. Management has reviewed the financial statements of this institution and believe it has sufficient assets and liquidity to conduct its operations in the ordinary course of business with little or no credit risk to us.

Financial instruments that potentially subject us to concentrations of credit risk principally consist of accounts receivable and notes receivable. We limit our credit risk with respect to accounts receivable and notes receivable by performing credit evaluations when deemed necessary, but we do not require collateral to secure amounts owed to us by our customers. We do have the ability to disable the LENSAR Laser System’s ability to operate for lack of payment and, in the case of notes receivable, repossess the LENSAR Laser System if scheduled payments lapse.

Inflationary factors, such as increases in our costs of revenues and operating expenses, may adversely affect our operating results. Although we do not believe inflation has had a material impact on its financial condition,

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

results of operations or cash flows to date, a high rate of inflation in the future may have an adverse effect on its ability to maintain and increase its gross margin or decrease its operating expenses as a percentage of its revenues if its selling prices of its products do not increase as much or more than its increase in costs.

We currently have very infrequent and limited exposure to foreign currency fluctuations and do not engage in any hedging activities as part of our normal course of business.

Critical Accounting Policies and Significant Estimates

The preparation of financial statements and related disclosures in conformity with U.S. Generally Accepted Accounting Principles, or GAAP, and the discussion and analysis of our financial condition and operating results require our management to make judgments, assumptions and estimates that affect the amounts reported in its Financial Statements and accompanying notes. Note 2, Summary of Significant Accounting Policies, to our financial statements included in this information statement describes the significant accounting policies and methods used in the preparation of our financial statements. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The impact on accounting estimates and judgments on our financial condition and results of operations due to COVID-19 has introduced additional uncertainties. Actual results may differ from these estimates and such differences may be material.

Our significant accounting policies are more fully described and discussed in the notes to our financial statements. We believe that the following accounting policies described below are critical because they are both important to the portrayal of our financial condition and operating results, and they require management to make judgments and estimates about inherently uncertain matters. We evaluate our estimates and assumptions on an ongoing basis.

Product and Service Revenue Recognition

Revenue is recognized from the sale of products and services when we transfer control of such promised products and services. The amount of revenue recognized reflects the consideration we expect to be entitled to receive in exchange for these products and services. A five-step model is utilized to achieve the core principle and includes the following steps: (1) identify the customer contract; (2) identify the contract’s performance obligations; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue when the distinct performance obligations are satisfied.

We principally derive our revenue from the sale and lease of the LENSAR Laser System and the sale of other related products and services, including PIDs, procedure licenses, and extended warranty service agreements. A procedure license represents a one-time right to utilize the LENSAR Laser System surgical application in connection with a surgery procedure. Without separately procuring procedure licenses granted by us, either together with the purchase of the LENSAR Laser System or under separate subsequent contracts, the customer does not have the right to use the surgical software application to perform surgical procedures. Typically, returns are not allowed.

Our contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Judgment is required to determine the level of interdependency between the LENSAR Laser System and the sale of other related products and services. We evaluate each product or service promised in a contract to determine whether it represents a distinct performance obligation. A performance obligation is distinct if (1) the customer can benefit from the product or service on its own or with other resources that are readily available to the customer and (2) the products or service is separately identifiable from other promises in the contract.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

For contracts involving the sale or lease of the LENSAR Laser System, our performance obligations generally include the LENSAR Laser System, PID, procedure license, and extended warranty service agreements. In addition, our customer contracts contain provisions for installation and training services, which are not assessed as performance obligations as they are determined to be immaterial promises in the context of the contract and are required for a customer to use the LENSAR Laser System.

We have determined that the LENSAR Laser System, PID and procedure license are each capable of being distinct because they are each sold separately and the customer can benefit from these products with the other readily available resources that are sold by us. In addition, we have determined each are separately identifiable because the LENSAR Laser System, PID and procedure license (1) are not highly interdependent or interrelated; (2) do not modify or customize one another; and (3) we do not provide a significant service of integrating the promised goods into a bundled output. This is because we are able to fulfill each promise in the contract independently of the others. That is, we would be able to fulfill our promise to transfer the LENSAR Laser System even if the customer did not purchase a PID or procedure license and we would be able to fulfill our promise to provide the PID or the procedure license even if the customer acquired the LENSAR Laser System separately.

The extended warranty, unlike our standard product warranty, is a performance obligation because it provides an incremental service that is beyond ensuring the product delivered will be consistent with stated contractual specifications.

When a contract contains multiple performance obligations, revenue is allocated to each performance obligation based on its relative standalone selling price.

We recognize revenue as the performance obligations are satisfied by transferring control of the product or service to a customer as described below. We record a contract liability, or deferred revenue, when we have an obligation to provide a product or service to the customer and payment is received or due in advance of our performance.

Product revenue. We recognize revenue for the sale of the products at a point in time when control is transferred to customers.

Equipment. LENSAR Laser System sales are recognized as Product revenue when the Company transfers control of the system. This usually occurs after the customer signs a contract, we install the system, and we perform the requisite training for use of the system for direct customers. LENSAR Laser System sales to distributors are recognized as revenue upon shipment.

PID and procedure licenses. The LENSAR Laser System requires both a PID and a procedure license to perform each procedure. We recognize Product revenue for PIDs when we transfer control of the PID. We recognize Product revenue for procedure licenses, which represent a one-time right to utilize the LENSAR Laser System surgical software application, at the point in time when control of the procedure license is transferred to the customer. Control transfers at the time a customer receives the license key. For the sale of PIDs and procedure licenses, we may offer volume discounts to certain customers. To determine the amount of revenue that should be recognized at the time control over these products transfers to the customer, we estimate the average per unit price, net of discounts.

Service revenue. We offer an extended warranty that provides additional maintenance services beyond the standard limited warranty. We recognize Service revenue from the sale of extended warranties over the warranty period on a ratable basis. Customers have the option of renewing the warranty period, which is considered a new and separate contract.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Lease Revenue

For LENSAR Laser System operating leases, we recognize Lease revenue over the length of the lease. For additional information regarding accounting for leases, see Note 2, Summary of Significant Accounting Policies—Revenue Recognition and Note 6, Leases to our financial statements included in this information statement.

We lease equipment to customers under operating lease arrangements. At contract inception we perform an evaluation to determine if a lease arrangement conveys the right to control the use of an identified asset. To the extent such rights of control are conveyed, we further make an assessment as to the applicable lease classification. The identification of specified assets and determination of appropriate lease classification may require the use of management judgement.

Some of our operating leases include a purchase option for the customer to purchase the leased asset at the end of the lease arrangement, subject to a new contract. We do not believe the purchase price qualifies as a bargain purchase option.

For lease arrangements with lease and non-lease components where we are the lessor, we allocate the contract’s transaction price (including discounts) to the lease and non-lease components on a relative standalone selling price which requires judgments. For those leases with variable lease payments, the variable lease payment is typically based upon use of the leased equipment or the purchase of procedure licenses and PIDs used with the leased equipment.

For operating leases, rental income is recognized on a straight-line basis over the lease term as lease revenue. Depreciation expense associated with the leased equipment under operating lease arrangements is reflected in cost of lease in the statements of operations.

Lessee leases

Lessee operating leases are included in other current liabilities and long-term operating lease liabilities in our balance sheets. We do not have lessee finance leases.

Operating lease ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Lease payments are discounted using our incremental borrowing rate as of the commencement date of each lease. Our remaining lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis as operating expense in our statements of operations over the lease term.

Inventory

Inventory, which consists of raw materials, work-in-process and finished goods, is stated at the lower of cost or net realizable value. Inventory levels are analyzed periodically on a first-in, first-out basis and written down to their net realizable value if they have become obsolete, have a cost basis in excess of its expected net realizable value or are in excess of expected requirements. We analyze current and future product demand relative to the remaining product shelf life to identify potential excess inventory. We build demand forecasts by considering factors such as, but not limited to, overall market potential, market share, market acceptance and patient usage.

Intangible Assets

Intangible assets with finite useful lives consist primarily of acquired product rights, acquired technology, and customer relationships. Acquired product rights and acquired technology are amortized on a straight-line basis over their estimated useful lives, over 15 to 20 years. Customer relationships are amortized on a straight-line basis or a double declining basis over their estimated useful lives up to 20 years, based on the method that better represents the economic benefits to be obtained. The estimated useful lives associated with finite-lived

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

intangible assets are consistent with the estimated lives of the associated products and may be modified when circumstances warrant.

Such assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The impairment reviews require significant estimates about fair value, including estimation of future cash flows, selection of an appropriate discount rate, and estimates of long-term growth rates. We have not recorded any impairment to our intangible assets for the years ended December 31, 2019 and 2018.

Stock-based compensation

We have an equity incentive plan under which we grant phantom stock units, or PSUs, to LENSAR directors and employees. PSUs are awards in the form of phantom shares, denominated in a hypothetical equivalent number of shares of LENSAR common stock and with the value of each PSU equal to the fair value of LENSAR common stock at the date of grant.

Stock-based compensation is measured at the grant date based on the fair value of the award and is expensed over the requisite service period. The holders of the phantom stock units have the right to receive cash upon settlement. Awards of phantom stock are accounted for as a liability under ASC Topic 718 and changes in the fair value of the Company’s liability are recognized as compensation cost over the remaining requisite service period. Changes in the fair value of the liability that occur after the requisite service period are recognized as compensation cost during the period in which the changes occur. We remeasure the liability for the outstanding awards at the end of each reporting period and the compensation cost is based on the change for each reporting period. Forfeitures are accounted for as they occur.

Common stock valuation

The estimated fair value of our common stock is determined by our board of directors, with input from management. In the absence of a public trading market for the common stock, we develop an estimate of the fair value of the common stock based on the information known on the reporting date, upon a review of any recent events and their potential impact on the estimated fair value, and valuations from an independent third-party valuation firm.

In determining the fair value of our common stock, as used for purposes of determining the fair value of the PSUs, we establish the enterprise value of our company using generally accepted valuation methodologies including discounted cash flow analysis, comparable public company analysis and comparable acquisitions analysis. We then allocate the equity value among the securities that comprise the capital structure of LENSAR using the Black Scholes Option-Pricing model after deducting the liquidation preference of the Series A Preferred Stock. Under the Option-Pricing model, the common stock is modeled as a call option that gives its owner the right but not the obligation to buy the underlying enterprise value at a predetermined or exercise price. Common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated.

The Black-Scholes Option-Pricing model requires the use of highly subjective and complex assumptions which impact the fair value of the common stock, including the option’s expected term and the implied volatility of the underlying stock. Because we have not operated as a stand-alone public company, there is a lack of company-specific historical and implied volatility data, and therefore we have estimated stock price volatility based upon an index of the historical volatilities of a group of comparable publicly-traded medical device peer companies. We have estimated the expected term using our expected time to a liquidity event. We also considered the fact that the stockholders could not freely trade the common stock in the public markets. Accordingly, the estimated fair value reflects a non-marketability discount partially based on the anticipated likelihood and timing of a future liquidity event.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

The assumptions used in calculating the fair value of stock-based awards represent our best estimates, however the estimates involve inherent uncertainties and judgment and the use of different values could produce materially different results.

Following the completion of the Spin-Off, our board of directors will determine the fair value of our common stock based on its closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Income Taxes

We are subject to U.S. federal, state, and local corporate income taxes at the entity level. Prior to the Spin-Off, our losses were included with PDL’s consolidated U.S. federal and state income tax returns. Income taxes as presented in our financial statements have been prepared on the separate return method as if we were a taxpayer separate from PDL.

The provision for income taxes is determined using the asset and liability approach. Under this method, we recognize deferred tax assets and liabilities for the temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates that apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We adjust the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions. Any interest and penalties on uncertain tax positions are included within the tax provision.

JOBS Act Accounting Election

Section 107 of the JOBS Act provides that an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Therefore, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of our first fiscal year in which we have total annual revenues of more than $1.07 billion; (2) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

Recently Issued Accounting Standards

See Note 2, Summary of Significant Accounting Policies, to our financial statements included in this information statement for a discussion of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of December 31, 2019.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

BUSINESS

Overview

We are a commercial-stage medical device company focused on designing, developing and marketing an advanced femtosecond laser system for the treatment of cataracts and the management of pre-existing or surgically induced corneal astigmatism. Our LENSAR Laser System incorporates a range of proprietary technologies designed to assist the surgeon in obtaining better visual outcomes, efficiency and reproducibility by providing advanced imaging, simplified procedure planning, efficient design and precision. We believe the cumulative effect of these technologies results in a laser system that can be quickly and efficiently integrated into a surgeon’s existing practice, is easy to use and provides surgeons the ability to deliver improved visual outcomes. Surgeons have used our laser system to perform more than 380,000 cataract procedures, including 108,030 during the year ended December 31, 2019. As we continue to innovate, we are designing a next-generation, integrated workstation, ALLY, which combines an enhanced femtosecond laser with a phacoemulsification system in a compact, mobile workstation that is designed to allow surgeons to perform a femtosecond laser assisted cataract procedure in a single operating room using a single device. We expect this combination product could be a considerable advancement and will provide significant administrative and financial benefit to a surgeon’s practice at a cost less than the cost of our current system. We anticipate submitting an application for 510(k) clearance of ALLY to the U.S. Food and Drug Administration, or FDA, by the end of the first quarter of 2022 and to begin commercialization of ALLY in 2022.

A cataract occurs when the normally clear lens of the eye becomes cloudy or opaque, causing a decrease in vision. The majority of patients suffering from cataracts also present with visually significant astigmatism, which is an imperfection in the symmetry of the cornea that results in decreased visual acuity. In 2019, Market Scope estimated that approximately 70% to 90% of cataract patients present with addressable astigmatism prior to cataract surgery. Currently, the only way to treat cataracts is to surgically remove the natural lens of the eye. The principal steps in the procedure include a corneal incision, called an anterior capsulotomy; cataract phacoemulsification including the fragmentation, aspiration and removal of the cataract; and implantation of an artificial intraocular lens, or IOL. IOLs contain corrective power to replace the optical power of the natural lens. A variety of IOLs exist, including a standard monofocal IOL, or premium IOLs, such as multifocal, accommodating or toric IOLs.

Traditional cataract surgeries are performed by a surgeon using a metal or diamond blade to perform the anterior capsulotomy to enter the eye, and a bent needle to perform the anterior capsulotomy to provide the surgeon access to the nucleus of the cataract for fragmentation and subsequent removal. More recently, laser systems have been developed to assist surgeons in performing or facilitating these aspects of the cataract procedure, including assessing and fragmenting the cataract. In either case, cataract fragmentation and removal is achieved using a process called phacoemulsification. Currently, Medicare and most commercial third-party payors only cover the cost of traditional cataract surgery and the placement of a monofocal IOL, which may not produce the targeted visual outcome. To achieve their targeted visual outcome, patients may elect to have an advanced procedure that involves use of a laser system and implantation of a premium IOL, in which case the patient is responsible for the cost differential between the amount reimbursed by a third-party payor and the cost of the advanced procedure. However, based on management’s calculations derived from the 2019 Cataract Surgical Equipment Report, even when patients pay for and receive an advanced procedure that involves implantation of a premium IOL, approximately 43% still do not achieve the targeted visual outcome, typically characterized as a result within 0.5 diopters.

We believe the inability to achieve the targeted visual outcome is largely due to a failure to appropriately address corneal astigmatism even when using competing laser systems. We believe this lack of precision can be attributed to several limitations of competing laser devices, including imaging systems that require manual inputs, inaccuracies that result from reliance on manually transposing data and marking the eye for treatment, and

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

the inability to use iris registration to integrate with preoperative devices. These devices also lack a cataract density imaging system, which allows the surgeon to customize the fragmentation and energy settings based on each individual patient’s cataract.

We developed our LENSAR Laser System to provide an alternative laser cataract treatment tool that allows the surgeon to better address astigmatism and improve visual outcomes. Our system incorporates a range of proprietary technology features that are designed to provide surgeons the following key benefits:

•

Advanced imaging. Our Augmented Reality imaging and processing technology collects a broad spectrum of biometric data and then reconstructs and presents a precise, three-dimensional model of each individual patient’s eye that is used to develop and implement the surgeon’s procedure plan.

•

Simplified procedures. Our system is designed to automate and perform various critical steps in the cataract procedure with the goal of providing surgeons with the confidence to perform these advanced procedures that include implantation of a premium IOL. For example, our IntelliAxis IV technology allows for the precise placement of arcuate corneal incisions, as well as the proprietary refractive capsulorhexis that creates tabs on the exact axis of astigmatism 180 degrees apart to help produce proper toric IOL placement. These tabs can even be visualized by the surgeon postoperatively to help further ensure proper placement without rotation, which can diminish the effectiveness of the toric IOL.

•	Efficient design. We designed the ergonomics of the system and its wireless capabilities to enable the system to integrate seamlessly into a surgeon’s existing surgical environment.

•

Precision and reproducibility. The system has multiple features specifically designed to enable precise placement and centration of the IOL in patients in a consistent and reproducible manner that is not possible in manual cataract surgery or using competing laser systems.

We believe the cumulative effect of these technologies is an advanced laser system that can be quickly integrated into a surgeon’s existing practice, is easy to use and provides surgeons the ability to deliver improved outcomes when addressing astigmatism in connection with cataract removal. In the Arcuate Keratotomy Study, of 189 eyes that underwent arcuate keratotomy with our laser system, 95.8% demonstrated post-operative refractive astigmatism of 0.5 diopters or less and 90% of eyes had a post-operative uncorrected distance visual acuity, or UDVA, of 20/30 or better.

We are focused on continuous innovation and are currently developing our proprietary, next-generation, integrated workstation, ALLY. ALLY is designed to combine our existing femtosecond laser technology with enhanced capabilities and a phacoemulsification system into a single unit and allow surgeons to perform a femtosecond laser assisted cataract procedure in a single operating room using this device. We anticipate submitting an application for 510(k) clearance to the FDA by the end of the first quarter of 2022 and to begin commercialization of ALLY in 2022. If ALLY is cleared by the FDA, we believe its lower operating costs and combined functions will help drive broader penetration for us into the overall cataract surgery market and could create a paradigm shift in the treatment of cataracts and management of astigmatism in cataract surgery.

We have built and are continuing to grow our commercial organization, which includes a direct sales force in the United States and distributors in Germany, China, South Korea and other targeted international geographies. We believe there is significant opportunity for us to expand our presence in these countries and other markets and regions. In the United States, we sell our products through a direct sales organization that, as of December 31, 2019, consisted of 30 commercial team professionals, including regional sales managers, clinical applications and outcomes specialists, field service, technology and customer support personnel.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

We have experienced considerable growth since we began commercializing our products in the United States in 2012. Our revenue increased from $24.4 million for the year ended December 31, 2018 to $30.5 million for the year ended December 31, 2019, representing annual revenue growth of 25%. Our net losses were $12.6 million and $14.7 million for the years ended December 31, 2018 and December 31, 2019, respectively. Additionally, our installed base of LENSAR Laser Systems has increased from 184 as of December 31, 2018 to 207 as of December 31, 2019.

Our Strengths

We attribute our current and anticipated future success to the following factors:

•

Established large and growing market for cataract surgery. According to the 2019 Cataract Surgical Equipment Market Report, an estimated 29 million cataract/refractive lens surgical procedures were performed globally in 2019, with 4.3 million performed in the United States. We believe that growth in the cataract market generally will continue to be driven by an aging population. Moreover, as IOL technology and advanced laser techniques demonstrate improved vision correction, we expect to see a greater portion of cataract surgeries transition to these advanced refractive cataract procedures. According to the 2019 Premium Cataract Surgery Market Report, global cataract surgeries are projected to grow at a 3.1% compound annual growth rate, or CAGR, from 2019 to 2024, while the CAGR of advanced refractive cataract surgical procedures for the same period is projected to be 7.7%.

•

Disruptive technology platform providing improved visual outcomes. Our LENSAR Laser System was built specifically for laser refractive cataract surgery. Central to our LENSAR Laser System is our Augmented Reality technology, which begins by using scheimpflug imaging to scan the anterior segment of the eye, collecting a broad spectrum of biometric data. The system then uses a process called wave-tracing to take a series of two dimensional images derived from the imaging and scanning and, through precision processing of this biometric data, reconstruct a three-dimensional model of each individual patient’s eye. Using this model, surgeons can identify relevant anatomy and specific measurements within the eye, enabling them to plan and precisely place the laser pulses necessary to accomplish the desired treatment. Data presented in 2019 at the American Society of Cataract and Refractive Surgery, or ASCRS, demonstrated that 93% of patients receiving a toric IOL using the LENSAR Laser System achieved refractive correction within 0.5 diopter of the targeted outcome. In addition to improving visual outcomes, our system is designed to improve the efficiency and simplify the procedure for surgeons by including pre-programmable surgeon preferences, wireless integration with pre-operative diagnostic data, cataract density imaging, and accurate laser incision planning. We believe these features enable surgeons an unprecedented reproducibility and ability to optimize their treatments to achieve LASIK-like vision correction while also improving overall efficiency for the surgeon’s practice.

•

Demonstrated and growing commercial success. We believe our disruptive technology platform has enabled LENSAR to rapidly take market share in a highly competitive market. Based on the 2019 Cataract Surgical Equipment Market Report, it was estimated that we would achieve 13% worldwide market share in femtosecond laser assisted cataract surgery in 2019. Additionally, when looking at the average procedures per installed device, each of our LENSAR Laser Systems average 510 procedures per year from 2017 to 2019 compared to the estimated industry average of 285 procedures per year per installed device, based on a 2019 Cataract Surgical Equipment Market Report. Since commercial launch, we have continued to grow our annual number of procedures and revenue, with procedures increasing most recently from 63,175 in 2017 to 108,030 in 2019, representing a CAGR of 30.8%, and revenue increasing from $20.6 million in 2017 to $30.5 million in 2019, representing a CAGR of 21.6%. We believe that our improved patient outcomes, along with increased surgeon efficiencies and growing commercial presence, will enable us to continue to drive

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

our commercial success. The following chart shows the number of procedures performed per year from 2015 to 2019:

LENSAR Procedures per Year

Source: Management.

•

Improved visual outcomes that drive more advanced, patient-pay procedures. Standard cataract procedures are generally covered by Medicare and other third-party payors, including commercial health plans. However, based on management’s calculations derived from the 2019 Cataract Surgical Equipment Report, approximately 43% of patients receiving a standard cataract procedure fail to achieve their targeted visual outcome and must rely on glasses for distance or near vision or to correct visually significant astigmatism. Moreover, surgeon reimbursement for these standard procedures continues to decline. More advanced procedures, such as laser-assisted cataract surgery and the use of toric and multifocal premium IOLs, can address these additional vison challenges but are generally not covered by Medicare or other third-party payors. Accordingly, patients are required to pay the additional cost associated with the use of these advanced technologies in the physicians’ practice. Historically, some patients may have been reluctant to incur the additional cost of a more advanced procedure that includes implantation of a premium IOL, and some surgeons may have been reluctant to recommend these procedures, because of concerns that the targeted visual outcome might not be achieved. We believe the clinical data supporting the effectiveness of our laser system in assisting surgeons to achieve desired outcomes will motivate additional patients to seek, and additional surgeons to offer, these more advanced procedures that include implantation of a premium IOL.

•

Focus on innovation to facilitate surgeon adoption. Our current Streamline IV laser system encompasses improved innovations such as wireless capability, advanced imaging, iris registration, and other features to improve its effectiveness and enhance efficiency. We are currently focused on developing a proprietary, next-generation, integrated workstation, known as ALLY, that is intended to further enhance the capabilities of our current femtosecond laser technology and combine it with an advanced phacoemulsification system. We are designing this compact, integrated workstation to operate anywhere in an operating room or in-office surgical suite and allow the surgeon to switch seamlessly and quickly between femtosecond laser and phacoemulsification without moving machines or patients. We believe this significant improvement in patient flow and efficiency will allow surgeons to offer this technology and its benefits to a broader base of patients. Moreover, by combining a

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

femtosecond laser and phacoemulsification into a single system, we believe we can educate surgeons who currently rely solely on phacoemulsification on the benefits of adopting and integrating laser-assisted procedures into their practice.

•

Innovative intellectual property protected by a comprehensive patent portfolio. As of June 16, 2020, we owned approximately 98 issued patents and 56 pending patent applications globally. This portfolio covers key aspects of our technology, including the augmented reality imaging and processing, iris registration and patient interface features of our system. We have also licensed or acquired patent rights relating to our next-generation, integrated workstation. With regard to our next generation dual function system development project, we have licensed or acquired significant patent rights. For example, we have exclusively licensed two issued U.S. patents, four pending U.S. applications, one international patent application and one foreign patent application. In addition, we have acquired through assignment one issued U.S. patent, one pending U.S. application which has received a Notice of Allowance, three pending U.S. patent applications and five foreign patent applications.

•

Proven management team and board of directors. Our senior management team and board of directors consists of seasoned medical device professionals with deep industry experience. Our team has successfully led and managed dynamic growth phases in organizations and commercialized several products specifically in the cataract and refractive surgery field. Members of our team have worked with well-regarded, ophthalmology-focused medical technology companies such as Chiron Corporation, Alcon Inc., Advanced Medical Optics, Inc., Bausch + Lomb and STAAR Surgical.

While we believe these factors will contribute to further growth and success, we cannot assure you that the market for cataract surgery will continue to grow as we anticipate or that new disruptive technologies will not be introduced to displace our laser systems. Moreover, we must maintain and grow market acceptance for our laser system and convince physicians and patients that the out of pocket costs associated with procedures that use our laser systems will produce their targeted results. If we are unable to accomplish those goals, our business could suffer.

Market Overview

Current Cataract Treatment Alternatives

A cataract occurs when the normally clear lens of the eye becomes cloudy or opaque, causing a decrease in vision. The natural lens of the eye focuses light onto the back of the eye, or the retina. The clouding of this lens caused by a cataract can cause blurring and distortion of vision, colors that seem faded, glare or halos from lights at night, diminished vision and double vision. Cataracts typically affect both eyes, but it is not uncommon for a cataract in one eye to advance more rapidly. In most cases, the cataract is a naturally occurring process that is age-related, although it can also be caused by heredity, an injury to the eye or after surgery for another eye problem, such as glaucoma.

The majority of patients suffering from cataracts also present with visually significant astigmatism. Astigmatism is an imperfection in the symmetry of the cornea, creating a different, additional focal plane in a specific axis within the cornea. This causes a distortion of the light as it converges on the retina and causes blurry vision. In a Market Scope review of 6,000 patients in 2019, approximately 70% to 90% of patients had astigmatism prior to cataract surgery that was visually significant. To reduce the need for prescription distance or reading glasses following cataract surgery, it is important that little or no astigmatism remain. Conventionally, residual post-operative astigmatism has been targeted at less than or equal to 0.5 diopters, the unit measure of the refractive power of a lens. Surgeons may attempt to address low to moderate magnitudes of astigmatism using a procedure called limbal relaxing incisions, or LRI. LRI is performed by making two small incisions on the cornea, usually 180 degrees apart that are intended to return the cornea to a rounder, symmetrical shape. LRIs that are performed with a laser are referred to as arcuate corneal incisions, or AIs. More recently, and where the magnitude of astigmatism is higher, toric IOLs might be used to both correct the patient’s near or far vision and address any pre-existing astigmatism.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Currently, the only way to treat cataracts is to surgically remove the natural lens of the eye. The standard cataract surgical procedure is typically performed in a hospital or in an outpatient ambulatory surgery center, or ASC. The patient receives drops topically, or an injection to numb the eye during the procedure and is usually released from the facility on the same day. The principal steps in the procedure include a corneal incision called an anterior capsulotomy, cataract fragmentation and removal of the cataract, and implantation of an IOL. IOLs contain corrective power to replace the optical power from the natural lens, and can also be used to correct the pre-existing visual errors in the natural lens removed in cataract surgery. Without an IOL, patients would need very thick eyeglasses or special contact lenses to see at all after cataract surgery. A variety of IOLs with different features exist. Some of the basic types include:

•

Monofocal IOLs. This type of lens has a single focus strength primarily used for distance vision. Most patients receiving this type of lens will typically require the use of reading glasses for near vision. More contemporary uses of these lenses are to correct one eye for distance and use a different power to correct one eye for reading. This is referred to as monovision and is not suitable for a large part of the population due to many patients being unable to adapt to the vision imbalance.

•

Accommodating IOLs. Similar to monofocal IOLs, these lenses have a single focus strength; however, they are designed to respond to eye muscle movements and shift focus from near to far. There are accommodating IOLs in development that have an optical fluid or multi-piece designs that are designed to move and shift focus but work on different principles.

•

Extended depth-of-focus or Multifocal IOLs. These IOLs are similar to glasses with bifocal or progressive trifocal lenses. Different areas of the lens have different focusing strengths that allow for near, far and medium vision.

•

Astigmatism correction, or toric IOLs. Toric IOLs are designed to correct astigmatism, as well as near or far vision. Some IOL technology may blend these features and include the toric or astigmatism-correcting aspect with the multi-focality or accommodating.

Traditional cataract surgeries are performed by a surgeon using a metal or diamond blade to create the incision necessary to perform the procedure. More recently, special laser systems have been developed to assist surgeons in performing or facilitating the various aspects of the cataract procedures.

Traditional Cataract Surgery. In a traditional cataract surgery, the surgeon performs the corneal incision by hand using a disposable metal- or reusable diamond-tipped scalpel. This incision allows the surgeon to gain access to the interior of the eye. Next, the surgeon performs an anterior capsulotomy, which involves removing the front membrane portion of the lens capsule that surrounds the natural crystalline lens. This is accomplished by inserting a small bent needle through the corneal incision and into the capsule where the surgeon will tear the membrane to create a round opening in the capsule. After the capsulotomy, the surgeon has access to the nucleus of the cataract to remove it. The surgeon then inserts a pen-shaped probe into the capsule. The probe applies ultrasonic sound waves to break up the cloudy lens and then suctions out the pieces. This process is referred to as phacoemulsification. After the surgeon has aspirated all of the remaining fragments and nuclear debris of the lens, the surgeon will replace the lens with an IOL and close the incision. Once the incision is closed, the surgeon may perform an LRI to address any identified astigmatism. The incision usually will self-seal or the surgeon injects a balanced salt solution to assist in sealing the cataract incision. Sutures are typically not needed.

Laser-Assisted Cataract Surgery. Laser-assisted cataract surgery involves the same steps as traditional surgery but uses advanced imaging techniques to design a precise surgical plan and a femtosecond laser, the same type of laser engine used to cut the flaps in LASIK corrective procedures, to make the AIs and perform the capsulotomy. The intent is to create an incision with a specific location, depth and length that can be performed exactly without the variable of surgeon experience. The laser can also be used to soften and fragment the nucleus of the cataract before phacoemulsification, which can reduce the amount of phacoemulsification energy required to break up and remove the cataract and reduce the chance of certain complications. After phacoemulsification, the surgeon replaces the natural lens with an IOL and the incision is closed without the need for suture.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

The Transition to Advanced Refractive Cataract Procedures

Currently, Medicare and most commercial third-party payors only cover the cost of treating the medical condition of the cataract, which can be accomplished with traditional cataract surgery and the placement of a monofocal IOL. Standard or traditional cataract surgery does not specifically address the outcomes associated with astigmatism and presbyopia, which may be addressed in an advanced refractive procedure involving laser-assisted cataract removal and implantation of a premium IOL. However, since the advantages of these advanced refractive cataract procedures are not deemed medically necessary, patients seeking either or both of these alternatives must pay the difference between the reimbursed amount and the cost of the advanced procedure that includes implantation of a premium IOL.

We believe that these advanced procedures that include implantation of a premium IOL offer physicians and patients additional benefits and improved outcomes that justify the additional cost. For example, some of the benefits of laser-assisted cataract surgery include:

•

Improved accuracy. Most laser systems cleared for the treatment of cataracts contain imaging tools that assist the surgeon in modeling the eye and developing a surgical plan for the procedure, including the precise placement and location of the capsulorhexis and identifying the axis of astigmatism in each patient. After the surgeon has developed and chosen the plan to proceed, the system itself can make the appropriate capsulotomy, including the incisions prescribed in the plan, without reliance on the surgeon’s manual capabilities to size, shape and locate the capsulorhexis, and appropriately place the AIs to minimize any further inducement of astigmatism. This is intended to optimize reproducibility and precision in the optimal placement of the capsulorhexis or location of the AIs, customized to each patient and IOL selection.

•

Reproducibility. Studies have shown that laser capsulotomies are consistently more round and more precise in sizing to enable better centering and capsulorhexis overlap of the IOL and that IOL positioning is an important factor in determining visual outcomes minimizing the variances associated with manual techniques.

•

Reduced complications and quicker visual recovery. By using a laser to soften and fragment the cataract before phacoemulsification, less phacoemulsification energy is required to emulsify and remove the cataract. This may make the procedure safer to the inner eye and reduce the chance of complications, such as cystoid macular edema, or swelling of the eye. Use of the laser also creates less endothelial cell loss than phacoemulsification alone, contributing to clearer corneas and quicker visual recovery after surgery.

Typically, patients undergoing an advanced refractive cataract procedure are paying a significant portion of the cost of the surgery out of pocket. As a result, they have heightened expectations for their visual outcomes, normally targeting vision correction within 0.5 diopters of their predicted refractive outcome, sometimes referred to as best uncorrected visual acuity. However, based on management’s calculations derived from the 2019 Cataract Surgical Equipment Report, even when patients pay for and receive an advanced procedure that involves implantation of a premium IOL, approximately 43% still do not achieve the targeted visual outcome, typically characterized as a result within 0.5 diopters. We believe this is largely attributable to an inability to appropriately address and manage the correction of the patient’s pre-existing astigmatism. This astigmatism is frequently not even being addressed in the preoperative surgical planning and even more frequently is not part of the treatment. In many cases, we believe the failure to manage the astigmatism in such a large percentage of patients is due to the lack of useful technology in surgery. For example, research indicates that for each 1 degree that a toric IOL is off-axis, its ability to reduce astigmatism is decreased by approximately 3.3%. To that end, very small errors in the measurements, calculations and treatments used in the cataract procedure can significantly decrease its effectiveness in achieving the targeted visual outcome. We believe this lack of precision can be attributed to one or more of the following limitations of procedures performed with competing laser systems:

•

Imaging that requires manual inputs. Prior to performing a cataract surgery with most existing laser systems, the surgeon must manually identify and locate the pupil and anterior capsule in order to place

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

the cursors necessary to perform the capsulotomy. The result is more likely to be a capsulotomy that likely is marginally better than a manual surgery by being more concentric and round, but still reduces the accuracy and reproducibility of the laser to provide useful treatment for a surgeon. In addition, several competing laser systems do not measure automatically for lens tilt and adjust the laser treatment accordingly when fragmenting the natural lens.

•

Inaccuracies that appear when managing astigmatism. Once the surgeon performs the appropriate calculations to determine the surgical plan, he or she will mark the eye with an ink marker to identify the proper steep axis of astigmatism used to accurately align the toric, trifocal or toric multifocal IOL. The reliability of these manual marks can be impacted by events as minor as manually transposing data from the office to the surgical record, the thickness of the marker or bleeding of the ink used when mixed with fluids. The accuracy is also impacted by the natural rotation of the patient’s eye when they move from the seated position when the measurements are taken, to a supine position for surgery. This rotation varies per patient, and the manual marking to orient the eye has to be started when the patient is seated and requires other markers before the ink marker. This can increase the cumulative effect of “stackable error,” contributing to a lack of precision in aligning the IOL.

•

Inability to integrate with preoperative devices to guide surgical treatment. Surgeons use a variety of different devices such as corneal topographers and imaging to obtain the preoperative measurements and data needed to develop the treatment plan. Many competing laser systems are unable to integrate with many of these devices, leaving surgeons to manually input, set up, and develop the laser treatment plan.

•

Deficient cataract density imaging system. Cataracts come in varying densities and lens compositions. These can range from soft, which are more easily removed with less energy, to very hard, which require much more energy, care and time during the phacoemulsification procedure. Many competing laser systems’ imaging does not provide useful data and cataract grading systems designed to assist the surgeon in choosing the optimal tissue specific treatments utilizing only the energies and fragmentation necessary to reduce the amount of phacoemulsification required, contributing to less cell loss and quicker visual recoveries.

As a result, we believe a significant opportunity exists for a laser system that can improve surgeon precision and assist in achieving targeted visual outcomes in patients with astigmatism.

Market Opportunity

The global market for the treatment of cataracts is characterized by large patient populations with increases driven by the aging population and the availability of new technologies, such as laser-assisted systems and an influx of new, innovative IOLs, which can improve visual outcomes post-operatively. Cataract surgery is one of the highest volume surgical procedures in the world, and according to the American Academy of Ophthalmology, the most common procedure performed by the ophthalmic surgeon. According to the 2019 Cataract Surgical Equipment Market Report, global estimated cataract/refractive lens exchange surgical procedures are expected to grow from 29 million in 2019 to 34 million in 2024. In the United States, cataract surgery is expected to increase from almost 4.3 million procedures in 2019 to approximately 4.9 million in 2023. By contrast, worldwide laser-assisted cataract surgery is expected to grow from an estimated 815,000 procedures in 2019 to an estimated one million procedures in 2024. In 2019, Market Scope estimated that approximately 70% to 90% of cataract patients present with a treatable astigmatism prior to cataract surgery.

Care for cataract patients in the United States is administered by many of the approximately 20,000 ophthalmologists who diagnose the disease and provide medical management according to Market Scope. There are approximately 8,400 ophthalmic surgeons in the United States focused on performing cataract procedures.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Our Solution

We developed our LENSAR Laser System to provide an alternative laser cataract treatment that allows the surgeon to better address astigmatism and improve visual outcomes.

Benefits of the LENSAR Laser System

Our system incorporates a range of proprietary technology features that are designed to provide surgeons the following key benefits:

•

Advanced imaging. Our proprietary Augmented Reality imaging and processing technology collects a broad spectrum of biometric data while taking a series of scans from multiple positions and different angles to capture the radius of corneal curvature, corneal thickness, anterior chamber depth, anterior and posterior lens apex and lens thickness, as well as various anterior segment measurements and location. Once collected, the system takes these two dimensional images and reconstructs them into a precise, three-dimensional model of each individual patient’s eye that is then used to develop and implement the surgeon’s procedure plan.

•

Simplified procedures. Our system is designed to automate and perform various critical steps in the cataract procedure with the goal of providing surgeons with the confidence to perform advanced refractive procedures. For example, using patient-specific biometric data, the system is designed to provide the surgeon a concise view and choice of treatment parameters and algorithms based on cumulative treatment data or surgeon selectable preferences. Additionally, the system’s technology, including cataract density imaging, has the ability to detect and compensate for lens tilt, and to identify and treat tissue specific densities in the patients’ natural lens. These capabilities combine to enable the system to provide precise laser delivery; to produce easy to remove, free-floating capsulotomies; and to perform efficient lens fragmentation, while reducing the laser and phacoemulsification energy required to remove the cataract. The IntelliAxis IV technology allows for the precise placement of arcuate corneal incisions, as well as the proprietary refractive capsulorhexis that creates tabs on the exact axis of astigmatism 180 degrees apart to help produce proper toric IOL placement. These tabs can also be visualized by the surgeon postoperatively to help further ensure proper placement without rotation, which can diminish the effectiveness of the toric IOL. With these automated features, we believe surgeons can feel confident their treatment and execution will lead to better and more predictable outcomes

•

Efficient design. We designed the ergonomics of the system to integrate seamlessly into a surgeon’s existing surgical environment and to enable preferred patient positioning during treatment. In addition, the system has wireless capabilities that allow it to collect and transmit data quickly between itself and multiple pre-operative diagnostic devices, such as corneal topographers, for the surgeons use while examining their patients in the office. The system uses this data, together with proprietary measurement and imaging technology, called iris registration, to automatically adjust to compensate for rotation of the eye and to place the AIs and capsulotomy in the desired locations, based on pre-programmable surgeon preferences. We believe this significantly improves the accuracy of the incisions, as the surgeon does not need to manually calculate and transpose data or manually mark the eye prior to treatment, and reduces treatment times. The system also includes expanded remote diagnostics that allows us to view and check various software and hardware performance metrics, which helps us increase system reliability and encourages surgeon confidence.

•

Precision and reproducibility. The system has multiple features specifically designed to enhance a surgeon’s operating precision. The cloud-based or thumb-drive communication with pre-operative diagnostics, use of iris registration, and integrated surgeon’s tables enhance procedure planning and treatments by storing surgeon specific treatment algorithms and eliminating the need to manually mark the eye with an ink pen. Additionally, our system has automated surface identification and utilizes Augmented Reality and wave tracing capability to accurately and efficiently provide the choice to the

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

surgeon to automatically center the capsulotomy on the pupil center or the patient’s optical axis. This is designed to result in precise placement and centration of the IOL in patients in a consistent and reproducible manner that is not possible in manual cataract surgery or using competing laser systems.

Despite these benefits, many surgeons continue to rely on traditional cataract surgery procedures for a variety of reasons, including comfort with the process and the established reimbursement. Moreover, the use of our laser system requires a capital investment by the surgeon that may not be needed for traditional cataract surgery. In order to maintain and grow our market share, we must establish the ability to deliver improved visual outcomes relative to traditional cataract surgery and provide economic data that demonstrate the safety, efficacy and cost-effectiveness of our laser systems. We will also need to convince surgeons of the ease of use, reliability, precision and reproducibility afforded by our laser systems.

Improved Outcomes

We believe the cumulative effect of these technologies is an advanced laser system that can be quickly integrated into a surgeon’s existing practice, is easy to use and provides surgeons the ability to deliver improved outcomes when addressing astigmatism in connection with cataract removal. Several recent studies support the ability to achieve targeted visual outcomes using our laser system. Key findings in these studies include:

•

In a retrospective study presented at the 2019 Annual ASCRS Meeting, of 60 eyes that underwent treatment with our laser system, we observed a reduction in mean corneal astigmatism from a mean of 2.11 diopters preoperatively to a mean of 0.15 diopters postoperatively, and 98% of eyes achieved postoperative astigmatism of 0.5 diopters or less.

•

In a retrospective study presented at the AAO 2019 Meeting, of 54 eyes that underwent treatment with our laser system, we observed a reduction in mean corneal astigmatism from a mean of 1.01 diopters preoperatively to a mean of 0.11 diopters postoperatively, and 95% of eyes achieved postoperative astigmatism of 0.5 diopters or less.

•

In another retrospective study presented at the AAO 2019 Meeting, of 115 eyes that underwent treatment with our laser system and implantation of a toric IOL, we observed a reduction in mean corneal astigmatism from 1.55 diopters preoperatively to 0.47 diopters postoperatively.

•

In the Arcuate Keratotomy Study of 189 eyes that underwent arcuate keratotomy with our laser system, 95.8% demonstrated post-operative refractive astigmatism of 0.5 diopters or less and 90% of eyes had a post-operative uncorrected distance visual acuity, or UDVA, of 20/30 or better.

Our Next-Generation, Integrated Workstation—ALLY

We are designing our second generation system, ALLY, to dramatically advance the ability of surgeons to perform advanced refractive cataract procedures and improve visual outcomes by combining an enhanced version of our laser technology with a phacoemulsification system in a single, compact, mobile workstation. We anticipate submitting an application for 510(k) clearance of ALLY to the FDA by the end of the first quarter of 2022 and beginning commercialization of ALLY in 2022.

Currently, almost all cataract procedures, whether manual or laser-assisted, involve the use of a phacoemulsification system to fracture and remove the cataract. For surgeons that also use a laser-assisted system, the laser system is stationed in a separate room from the phacoemulsification system, as the size of most operating rooms will not accommodate placement of all the other necessary equipment and these two critical pieces of equipment operating independently. This configuration results in significant interruption in the patient flow, by requiring the patient to be moved from one room to the next during the course of the procedure.

We are designing ALLY to seamlessly integrate an enhanced version of our femtosecond laser technology and an advanced phacoemulsification system into one unit that can allow the surgeon to switch seamlessly and

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

quickly between femtosecond laser and phacoemulsification without movement of machines or patients. Importantly, this compact, integrated workstation will be configured with the ergonomics to be used in an operating room or an in-office surgical suite, a trend in current ophthalmology practices. The footprint is significantly smaller than current laser systems and only slightly larger than stand-alone phacoemulsification systems. The additional enhancements to our existing laser technology that we intend to incorporate into ALLY include, a more versatile laser that uses pulse characteristics designed for tissue specific targeting with significantly faster speeds in different applications. We expect this combination product could be a considerable advancement and will provide significant administrative and financial benefit to a surgeon’s practice at a cost less than the cost of our current system.

We believe several converging marketplace factors will encourage adoption of ALLY, if cleared by the FDA. These include:

•

the advent of many new types of advanced IOLs with complex optics, developed to correct near and distance vision with astigmatism, and the ability of ALLY to assist surgeons in optimizing the accurate positioning using any of these lenses to correct astigmatism for better visual outcomes;

•

the recent 15% reduction in surgeon reimbursement and continued pressure to lower reimbursement in standard cataract surgery cases coupled with the ability to provide better patient visual outcomes, which we believe will motivate surgeons and patients to seek refractive outcome-based patient-pay procedures;

•

the availability of a compact, dual function system with a lower cost of goods that can be placed in the operating room, which we believe will encourage surgeons that currently rely solely on phacoemulsification to adopt and integrate laser-assisted procedures into their practice;

•

given the recent COVID-19 pandemic increased awareness of efficiencies associated with faster patient throughput, less movement from having to use two rooms to complete an advanced cataract procedure, fewer touches of the patient to treat and to complete the advanced cataract procedure, placing the system in the ASC OR or in-office surgical suite; and

•	lower technology acquisition cost and broad base procedure applications across all cataract procedures improve economics for the ASC, and the surgeon.

Our Strategy

Our goal is for our LENSAR Laser System to become the leading solution for the treatment of cataracts and management of astigmatism in cataract surgery. Key elements of our strategy include:

•

Continue to build commercial infrastructure to further penetrate the cataract surgery market. We have been able to achieve our success to date with a limited number of regional sales managers in the United States and independent distributors in more limited geographic international markets, growing our business substantially year-over-year in terms of both revenues and number of procedures. We believe that increasing the size and geographic breadth of our sales and marketing management team and number of regional sales managers in the United States and expanding our network of independent distributors in additional international markets will allow further penetration in the cataract surgery market. To support these commercial efforts, we intend to expand our marketing support and commitment to physician and staff training programs, including our clinical outcome specialists, to optimize results and communicate the strengths of our cataract surgery solutions.

•

Increase awareness of the benefits of our LENSAR Laser System. We intend to continue to educate surgeons about the advantages of cataract surgery conducted with our LENSAR Laser System. In order to do so, we intend to conduct additional clinical trials and continue to generate clinical data that will help us demonstrate the benefits of our system when compared to manual cataract surgery conducted without a laser system, or with competing laser systems. In addition, we believe our planned

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

deployment of clinical outcomes specialists that will work with individual surgeons interested in continuing to refine and optimize the visual outcomes performance in their practice will greatly support the initiatives in growing the utilization of the LENSAR Laser System.

•

Invest in research and development to drive innovation. We have succeeded in continuous improvement of our LENSAR Laser System. We are committed to new product development and to our ongoing research and development initiatives, and we are investing in our business to further evolve our LENSAR Laser System. Our current focus is on developing our proprietary, next-generation, integrated workstation, known as ALLY, that is intended to further enhance the capabilities of our current femtosecond laser technology and combine it with an advanced phacoemulsification system. We believe this integrated platform design will facilitate the ability of surgeons that currently rely solely on phacoemulsification to adopt and integrate laser-assisted procedures into their practice, as well as facilitate greater utilization of the system with current femtosecond laser users due to improving efficiencies and cost benefits with standard cataracts. We have secured, and will continue to maintain, patent protection for our innovations.

•

Seek and capitalize on opportunities to enhance our product offering through strategic alliances and acquisitions. We have worked, and will continue to work, with other companies to make our cataract surgery solutions meet the needs of surgeons and their patients. For example, we modified our Streamline platform to accept data input from a wide variety of commonly used diagnostic devices in physicians’ offices that collect the preoperative data that is required in making up the front end plan for a surgeon’s parameters in a cataract procedure. These diagnostic tools are provided by third parties. We also intend to continue to pursue alliances that would provide us access to technologies and opportunities to strengthen our market position and help grow our business. We are especially interested in synergistic acquisitions that may enhance and grow our market presence and breadth in the market. We believe these may include other types of IOLs, viscoelastics, which are viscous fluids of varying molecular weights designed to coat the inner tissues of the eye to protect from damage during the procedure, and other disposable components used in these procedures.

Our Products and Technology

LENSAR Laser System

Our current product portfolio consists of the Streamline IV LENSAR Laser System and its associated consumable components. The system itself is designed as a standalone console and consists of the following key components:

1. Interactive graphic user interface. Allows the physician to easily plan, customize and view custom surgery for each individual patient. Further allows easy adjustment of patient treatment moments before surgery.

2. Deployable head. Allows the patient to be presented to the system in multiple orientations in a multitude of different laser or operating room configurations.

3. Scanning camera. Allows the doctor to find all of the relevant unique eye surfaces automatically, with no manual, time-consuming or cumbersome adjustments.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

4. Seamless docking technology. Allows for easy docking with force feedback technology to the patient’s eye with minimal discomfort.

5. Easy to use joystick. Provides physician intuitive, simple control when docking the system to the patients eye from multiple patient orientation to the system.

The consumable portion of the system consists of a disposable patient interface device, or PID, kit and a procedure license. Each procedure on each system requires the use of a PID kit. The PID kit includes a suction ring, vacuum filter and fluidic connection that are designed to facilitate placement of the laser while minimizing patients discomfort, intraocular pressure and trauma to the retina and maintaining corneal integrity. The following diagram depicts the PID kit:

The procedure license is downloaded onto the system as required or as purchased by the customer. The system will not perform a procedure without an active license. We offer licenses in a subscription package with minimum monthly obligations and the ability to increase procedure numbers as the practice grows to address occasional increases in demand. We believe this structure allows the surgeon to implement a budget while also providing us with a predictable revenue stream.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

ALLY

We are currently developing our proprietary, next-generation, integrated workstation, which we refer to as ALLY. ALLY is designed to combine our existing femtosecond laser technology with enhanced capabilities and a phacoemulsification system that together will allow surgeons to perform each of the critical steps in a cataract procedure in a single operating room using this device. The following diagram depicts our current rendering of the ALLY system. We anticipate submitting an application for 510(k) clearance to the FDA by the end of the first quarter of 2022 and beginning commercialization of ALLY in 2022.

Our market research supports the importance of this compact, dual function system. In February 2020, we engaged EyeQ Research, an independent third party research firm, to conduct a survey to help evaluate and assess surgeon perceptions regarding a dual function system. EyeQ Research contacted over 250 surgeons in the United States in connection with the survey and excluded the results of those surgeons that did not meet certain eligibility criteria, which included, among other things, having performed less than 30 cataract procedures per month. This was a blind survey such that the surgeons contacted were unaware of our association and commissioning of the survey. The results from 122 surgeons, approximately 25% of which were not current users of femtosecond laser-assisted cataract surgery, are reflected in the survey, with those surgeons possessing an average of 20 years in practice and an average monthly cataract surgery procedure volume of 55. Key findings from the survey are summarized below:

•	40% indicated that use of a dual function system would increase the number of femtosecond laser-assisted cataract surgery procedures they perform;

•	93% indicated that a dual function system would improve femtosecond laser assisted cataract surgery workflow;

•	89% indicated a preference to have the femtosecond laser in the same room as the phacoemulsification system;

•	83% would consider acquiring a dual function system when it is time to replace a femtosecond laser or phacoemulsification system;

•	83% would consider acquiring a dual function system as a new/additional femtosecond laser; and

•

42% indicated that it would be a barrier to acquiring a dual function system if the system was manufactured by a different supplier than their current femtosecond laser, and 55% indicated it would be a barrier if the dual function system was manufactured by a different supplier than their current phacoemulsification system.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

We estimate that there are currently approximately 56,000 phacoemulsification systems installed globally, with an estimated 8,300 new phacoemulsification systems installed in 2019 growing to an anticipated 9,600 new units in 2024. According to the 2019 Cataract Surgical Equipment Market Report, there were an estimated 2,863 new femtosecond laser systems installed in 2019, of which 2,576 are in markets that we service. The number of total femtosecond laser systems installed is expected to grow to over 3,600 devices by 2024. We believe the expected growth in the phacoemulsification market, combined with the results from our blinded survey, suggest a significant market opportunity as surgeons replace, or add to, their phacoemulsification or femtosecond laser systems.

To help encourage and facilitate this transition to a dual function system, and to our ALLY system in particular, we are focused on reducing the total the cost of the system, as compared to two separate systems, without compromising the capabilities or performance of either of the dual functions. With that in mind, we are designing ALLY to offer more functionality and better performance than the combined use of currently available separate systems but at a substantially lower cost of goods. If ALLY is cleared by the FDA, we believe its lower cost of goods and combined functions could help drive broader penetration into the overall cataract surgery market and could potentially create a paradigm shift in the treatment of cataracts and management of astigmatism in cataract surgery.

Technology

Our LENSAR Laser System has been built specifically for treating refractive cataract surgery, and at the core of our commitment to continuous technological innovation is our focus on providing cataract surgeons the tools to deliver their patients improved outcomes. The key technological features of our system include:

•

IntelliAxis Refractive Capsulorhexis: Designed to improve precision and accuracy in outcome-based astigmatic cataract procedures, this proprietary technology enables a surgeon to precisely mark by producing small tabs in the capsulorhexis on the steep axis through the use of advanced iris registration to guide toric IOL placement and alignment, both during and after the surgical procedure.

•

Augmented Reality: Our patented augmented reality technology provides a surgeon with a sophisticated, three-dimensional view of a patient’s eye. This enhanced view, which reflects each patient’s own unique eye size and shape, allows surgeons to identify relevant anatomy and specific biometric measurements within the patient’s eye, enabling them to precisely place the laser pulses necessary to accomplish the desired treatment. Surgeons are then able to develop better-informed approaches and subsequent treatment for refractive cataract surgical procedures. This technology also simplifies the procedure for surgeons by including pre-programmable surgeon preferences, wireless integration with pre-operative diagnostic data, cataract density imaging for using the lowest energy needed to treat, and accurate laser incision planning. We believe this improves the efficiency and reproducibility of the procedure for surgeons.

•

Wireless Transfer of Pre-Operative Data: Pre-operative diagnostic data can be transferred wirelessly from many preoperative corneal topographers and diagnostic devices to our system, which can guide more precise astigmatism planning and reduce or eliminate risks associated with transcription errors and manually marking the eye.

•

Pre-Operative Data Analysis: With the assistance of our clinical applications and clinical outcomes groups, practices’ individualized astigmatism treatment protocols can be refined and customized based on site specific pre-, intra-, and post-operative data, with the objective to help surgeons to deliver incrementally better patient outcomes over time as compared to earlier generations.

•

Cataract Density Imaging: Another unique aspect of our Augmented Reality imaging system is the ability of the system to grade and compare the cataract density and tissue specific areas to treat within the lens nucleus. The benefit of this is the surgeon can customize the treatment and deliver only the energy and fragmentation patterns necessary to optimally treat the cataract. This not only increases

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

efficiency in removal of the cataract when the surgeon gets to the phacoemulsification, but also provides the surgeon choices in pre-programmed treatment algorithms or their own customized preferences in the energy and fragmentation parameters based on their surgical technique. These can be stored and used each time the system identifies a cataract with similar characteristics.

•

Corneal Incision-Only Mode: By allowing a surgeon to perform laser corneal incisions independent of capsulorhexis and fragmentation, the surgeon has greater flexibility to treat a patient who may benefit from post-operative arcuate incisions, and may achieve greater efficiency with abbreviated scanning that omits lens boundaries.

Key Clinical Studies

The following description summarizes some the key clinical studies supporting our laser system’s ability to achieve targeted visual outcomes:

•

At the 2019 Annual Meeting of the ASCRS, results were presented from a retrospective study designed to evaluate visual and refractive outcomes following toric IOL implantation guided by iris-registration guided femtosecond laser-assisted capsular marks. The study evaluated 60 eyes that had undergone femtosecond laser-assisted cataract surgery using the LENSAR Laser System and its IntelliAxis Refractive Capsulorhexis to guide toric IOL placement. The study demonstrated a reduction in mean corneal astigmatism from a mean of 2.11 diopters preoperatively to a mean of 0.15 diopters at between four and six weeks postoperatively. Moreover, 98% of eyes achieved postoperative astigmatism of 0.5 diopters or less, and 56% of eyes exhibited no residual astigmatism.

•

Results from a separate retrospective study of 54 eyes that underwent femtosecond laser-assisted cataract surgery and toric IOL implantation using the LENSAR Laser System were presented at the 2019 American Academy of Ophthalmology, or AAO, Annual Meeting. The purpose of the study was to evaluate the outcomes of toric IOL implantation based upon iris registration guided femtosecond laser assisted capsular marks. IOL placement was confirmed by an intraoperative wavefront aberrometer used to confirm IOL spherical power, placement of the toric and magnitude of cylinder. The study demonstrated a reduction in mean corneal astigmatism from a mean of 1.01 diopters preoperatively to a mean of 0.11 diopters at between four and six weeks postoperatively. Moreover, 95% of eyes achieved postoperative astigmatism of 0.5 diopters or less, 97.3% of eyes achieved a post-operative UDVA of 20/30 or better and 94.6% achieved a manifest refraction spherical equivalent, or MRSE, of less than 0.75 diopters. Notably, the aberrometer confirmed the IOL position and none of the IOLs required repositioning at the time of surgery.

•

Also presented at the 2019 AAO Annual Meeting were the results of a retrospective study of 590 eyes of patients that desired to be spectacle independent and underwent laser-assisted cataract surgery with a single surgeon using the LENSAR Laser System. Patients with a preoperative astigmatism of less than 0.5 diopters received no astigmatic treatment. Patients with preoperative astigmatism of greater than 0.5 diopters were considered for astigmatic treatment with arcuate keratotomy, or AK, and multifocal or toric IOL. Toric IOLs were used instead of multifocal in eyes where the astigmatism was too high to treat with AKs in the eye that would have received the multifocal IOL. Of the 590 eyes, 475 received a multifocal IOL with or without AK, and 115 eyes received a toric IOL. For the multifocal subgroup, approximately 91% of eyes were within 0.5 diopters of emmetropia, which occurs when the eye is without refractive error, 96.6% of eyes achieved a UDVA of 20/40 or better and 93.2% achieved uncorrected near vision acuity, or UNVA, of 20/40 or better. The multifocal group also achieved a mean MRSE of -.04 ± 0.35, a postoperative UDVA. Similarly, eyes in the toric subgroup achieved a significant decrease in mean corneal astigmatism from 1.55 diopters preoperatively to 0.47 diopters postoperatively. Additionally, 93.9% of eyes achieved a UDVA of 20/40 or better and 83.2% achieved UNVA of 20/40 or better.

•

Lastly, in another retrospective study published in the Journal of Cataract Refractive Surgery in 2019, 189 eyes of 143 patients were analyzed to evaluate the outcomes of femtosecond laser-assisted arcuate

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

keratotomy combined with cataract surgery in eyes with low to medium astigmatism. Each procedure was performed using the LENSAR Laser System and all eyes received the implantation of a nontoric monofocal or multifocal IOL. Results were analyzed at three months postoperatively and showed that 181 eyes (95.8%) demonstrated post-operative refractive astigmatism of 0.5 diopters or less and 170 eyes (90%) had a post-operative UDVA of 20/30 or better. Outcomes from the procedures were demonstrated to be stable for at least one year postoperatively.

Sales and Distribution

We have built and are continuing to grow our commercial organization, which includes a direct sales force in the United States and distributors in Germany, China, South Korea and other targeted international geographies. Depending on the dynamics of a particular geographic region, we and our distributors typically market and sell our systems to ASCs, hospitals and physicians. In the United States, we sell our products through a direct sales organization that, as of December 31, 2019, consisted of 30 commercial team professionals, including regional sales managers, clinical applications and outcomes specialists, field service, technology and customer support personnel. As of December 31, 2019, we had a total of 207 systems installed in a total of 15 countries, including 79 in the United States, and with China, South Korea and Germany representing our largest markets outside the United States. We believe there is significant opportunity for us to expand our presence in these countries, countries where we have only a limited number of installed systems, and other markets and regions.

In the United States, we anticipate adding additional field sales professionals and plan to invest in marketing and education efforts to support this expansion. Outside the United States, we expect to expand the geographical reach of our distributors. We believe the expansion of our domestic and international commercialization efforts will provide us with significant opportunity for future growth as we continue to penetrate existing and new markets.

We primarily focus our selling efforts on converting existing femtosecond laser users utilizing competitive systems. We believe this will evolve over time with the expansion of the commercial field organization to include a broader base of surgeons not currently performing refractive cataract surgery.

Manufacturing

We currently manufacture our LENSAR Laser System at a facility in Orlando, Florida. We purchase custom and off-the-shelf components from a number of suppliers and subject them to stringent quality specifications and processes. Some of the components necessary for the assembly of the LENSAR Laser System are currently provided by single-sourced suppliers (the only approved supply source for us among other sources). We have entered into various purchase orders, as well as a limited number of long-term supply agreements, for the manufacture and supply of certain components. These arrangements commit us to a minimum purchase obligation of approximately $10.4 million from January 1, 2020 through March 31, 2021 of which $9.6 million is due by December 31, 2020. We expect to meet these requirements. We are also relying on a third party to develop and manufacture the phacoemulsification component of ALLY. We purchase the majority of our components and major assemblies through purchase orders with limited long-term supply agreements and generally do not maintain large volumes of finished goods. We strive to maintain enough inventory of our various component parts to avoid the impact of a potential short-term disruption in the supply.

Intellectual Property

We seek patent and trademark protection for our key technology, products and product improvements, both in the United States and in selected foreign countries. We plan to continue to enforce and defend our patent and trademark rights. While our patents protect, among other things, the aspects of our technology that provide us with a competitive advantage, we also rely upon trade secrets and continuing technological innovations to develop and maintain our competitive position. In an effort to protect our trade secrets, we have a policy of

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

requiring our employees, consultants and advisors to execute proprietary information and invention assignment agreements upon commencement of employment or consulting relationships with us. These agreements also provide that all confidential information developed or made known to the individual during the course of their relationship with us must be kept confidential, except in specified circumstances.

We own numerous issued patents and pending patent applications. As of June 16, 2020, we held 29 U.S. patents, 26 pending U.S. patent applications, 69 issued foreign patents, 30 pending foreign patent applications and one pending Patent Cooperation Treaty application, and we also exclusively licensed two U.S. patents, four pending U.S. patent applications and one pending Patent Cooperation Treaty application. Our patents are expected to expire between 2021 and 2037. We have 69 issued foreign patents in a total of 10 countries and regions, including China, Macau, Germany, France, United Kingdom, Italy, Australia, Canada and the European Patent Office. Our patents contain a broad range of claims related to devices and methods for performing cataract surgery using, among other things, refractive corrections, lens targeting and positioning and provide significant protection for our current commercialized products.

Our material registered and unregistered trademarks include: LENSAR, ALLY, INTELLIAXIS, INTELLIAXIS REFRACTIVE CAPSULORHEXIS, STREAMLINE, CATARACT LASER UNIVERSITY, CLU CATARACT LASER UNIVERSITY, LENSAR CATARACT LASER WITH AUGMENTED REALITY AND DESIGN, LensDoctor Software, IntelliAxis-C, and IntelliAxis-L.

Our intellectual property portfolio further secures a premier technology position for the development and commercialization of devices that incorporate both a phacoemulsification system and a femtosecond laser, such as our ALLY device. In addition to patent applications we have filed related to ALLY devices, we have pursued and consummated agreements with third parties to acquire and license patent rights, such as those described below, which provide important exclusivity with respect to our development and commercialization of ALLY devices. Our business plan includes aggressively pursuing additional patent rights related to ALLY, and we expect to continue to add to our current portfolio.

Patton License Agreement

In September 2019, we entered into a license agreement, or the Patton License, with Doug Patton and Ophthalmic Synergies, LLC, or the Licensors, pursuant to which we were granted a worldwide, exclusive license to use certain patents held by, and patent applications made by, the Licensors relating to combining a femtosecond laser and phacoemulsification system into a single device. Under the Patton License, we made an initial, upfront payment to the Licensors of $3.5 million and are required to make certain milestone payments relating to regulatory approval and commercial sales, in an aggregate amount of $2.4 million. We are not required to make any royalty payments under the Patton License.

The Patton License will expire upon the last date on which a valid claim exists for any of the licensed patent rights or, if later, the final expiration of any pending but unissued patents owned or controlled by a Licensor or one of its affiliates either at the Effective Date or during the Term, as defined in the Patton License. We have the right the terminate the Patton License for any reason upon 60 days’ prior written notice to the Licensors. Both we and the Licensors have the right to terminate the Patton License upon 30 days’ prior written notice of an uncured material breach by the other party, or within 90 days of certain bankruptcy-related events involving the other party. Notwithstanding the foregoing, upon completion of the payment of all milestone payments required under the Patton License, the license granted to us will become fully paid up, irrevocable and perpetual for the term of the agreement.

Development Agreement with Oertli

In January 2020, we entered into a development agreement, or the Oertli Agreement, with Oertli Instrumente AG, or Oertli, pursuant to which we are collaborating in the development of a key component in our

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

ALLY system. The Oertli Agreement provides that we and Oertli will be joint and several owners of intellectual property resulting from inventive contributions from both parties. Additionally, we pay Oertli an hourly fee for their work under the Oertli Agreement.

The Oertli Agreement will expire in January 2022. Both we and Oertli have the right to terminate the Oertli Agreement for any reason upon 60 days’ prior written notice to the nonterminating party. Additionally, both we and Oertli have the right to terminate the Oertli Agreement upon 30 days’ prior written notice of an uncured material breach by the other party. Pursuant to the Oertli Agreement, if the development project is successful, we will negotiate with Oertli to enter into a supply agreement, whereby Oertli will supply to us the key components, as well as phaco instruments and single use consumables for inclusion in the ALLY system.

Competition

We participate in the highly competitive global market for treatments for cataracts. We face significant competition from large multinational medical device companies as well as smaller, emerging players focused on product innovation. In providing surgical solutions for cataract patients, our primary competitors are Alcon Inc.; Bausch + Lomb, a division of Bausch Health Companies Inc.; and AMO, a division of Johnson & Johnson, each of which have their own femtosecond lasers and phacoemulsification devices. Additionally, we compete with Ziemer Ophthalmic Systems AG, a private Swiss based company, in the femtosecond laser market. If our second-generation product were to be cleared for commercial use, we would also face competition from Beaver-Visitec International, Carl Zeiss AG, D.O.R.C. Holding B.V., KeraNova S.A., Lumenis, a division of XIO Group, and Oertli Instruments AG in the standalone phacoemulsification market. In addition, we are aware of several smaller companies with IOL technologies under development or that have limited approvals.

These competitors are focused on bringing new technologies to market and acquiring products and technologies that directly compete with our products or have potential product advantages that could render our products obsolete or noncompetitive.

Many of these competitors are large public companies or divisions of publicly-traded companies and have several competitive advantages, including:

•	greater financial and human resources for product development and sales and marketing;

•	significantly greater name recognition;

•	their own IOLs;

•	longer operating histories; and

•	more established sales and marketing programs and distribution networks.

Because of the size of the cataract market, we expect that companies will continue to dedicate significant resources to developing and commercializing competing products, and we anticipate that our current marketed products and any future products will be subject to intense competition. We believe that the principal competitive factors in our market include:

•	improved outcomes for patients;

•	acceptance by surgeons;

•	ease of use and reliability;

•	product price and availability of reimbursement;

•	product bundling and multiple product purchasing agreements;

•	technical leadership;

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

•	effective marketing and distribution; and

•	speed to market.

Regulation

United States

We are a manufacturer and marketer of medical devices, and therefore are subject to extensive regulation by the FDA and other federal and state authorities in the United States, as well as comparable authorities in foreign jurisdictions. Our products are subject to regulation in the United States under the Federal Food, Drug, and Cosmetic Act, or FDCA, as implemented and enforced by the FDA. The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

FDA Premarket Clearance and Approval Requirements

Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Class I devices are those for which safety and effectiveness can be assured by adherence to FDA’s general controls for medical devices, or General Controls, which include compliance with the applicable portions of the FDA’s QSR, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials. Some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below. Class II devices are subject to FDA’s General Controls, and any other special controls as deemed necessary by FDA to ensure the safety and effectiveness of the device. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification procedure, unless an exemption applies. A Class III product is a product which has a new intended use or uses advanced technology that is not substantially equivalent to that of a legally marketed device. The safety and effectiveness of Class III devices cannot be assured solely by the General Controls and the other requirements described above. These devices almost always require formal clinical studies to demonstrate safety and effectiveness. Our currently marketed medical device products are Class II medical devices subject to 510(k) clearance.

510(k) Clearance Marketing Pathway

When a 510(k) is required, the manufacturer must submit to the FDA a premarket notification submission demonstrating that the device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a premarket approval application, or PMA, is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process.

If the FDA agrees that the device is substantially equivalent to a predicate device, it will grant clearance to commercially market the device in the U.S. The FDA’s 510(k) clearance process usually takes from three to twelve months from the date the application is submitted and filed with the FDA but may take significantly longer and clearance is never assured. Although many 510(k) pre-market notifications are cleared without clinical data, in some cases, the FDA requires significant clinical data to support substantial equivalence. In reviewing a pre-market notification, the FDA may request additional information, including clinical data, which may significantly prolong the review process. If the FDA determines that the device, or its intended use, is not “substantially equivalent,” the FDA may deny the request for clearance.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

After a device receives 510(k) clearance, any subsequent modification of the device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance or could require pre-market approval. The FDA requires each manufacturer to make this determination initially, but the FDA may review any such decision and may disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA may require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or pre-market approval is obtained. We have modified aspects of some of our devices since receiving regulatory clearance and we have made the determination that new 510(k) clearances or pre-market approvals were not required.

Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their products. For example, in November 2018, FDA officials announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates. These proposals included plans to potentially sunset certain older devices that were used as predicates under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. The FDA also announced that it intends to finalize guidance to establish a premarket review pathway for “manufacturers of certain well-understood device types” as an alternative to the 510(k) clearance pathway and that such premarket review pathway would allow manufacturers to rely on objective safety and performance criteria recognized by the FDA to demonstrate substantial equivalence, obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process.

In May 2019, the FDA solicited public feedback on its plans to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates, including whether the FDA should publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. The FDA requested public feedback on whether it should consider certain actions that might require new authority, such as whether to sunset certain older devices that were used as predicates under the 510(k) clearance pathway. These proposals have not yet been finalized or adopted, and the FDA may work with Congress to implement such proposals through legislation. More recently, in September 2019, the FDA finalized the aforementioned guidance to describe an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway, by demonstrating that such device meets objective safety and performance criteria established by the FDA, obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA intends to maintain a list of device types appropriate for the “safety and performance based pathway” and develop product-specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible.

FDA PMA Approval Process

Although unlikely for the types of medical devices marketed by us, the FDA may classify devices, or the particular use of a device, into Class III, and the device sponsor must then fulfill more rigorous PMA requirements. A PMA application, which is intended to demonstrate that a device is safe and effective, must be supported by extensive data, including extensive technical and manufacturing data and data from preclinical studies and human clinical trials. After a PMA application is submitted and filed, the FDA begins an in-depth review of the submitted information, which typically takes between one and three years, but may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also, during the review period, an advisory panel of experts from outside the FDA will usually be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a pre-approval inspection of the manufacturing

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

facility to ensure compliance with the QSR, which imposes stringent design development, testing, control, documentation and other quality assurance procedures in the design and manufacturing process. The FDA may approve a PMA application with post-approval conditions intended to ensure the safety and effectiveness of the device including, among other things, restrictions on labeling, promotion, sale and distribution and collection of long-term follow-up data from patients in the clinical study that supported approval. Failure to comply with the conditions of approval can result in materially adverse enforcement action, including the loss or withdrawal of the approval. New PMA applications or PMA supplements are required for significant modifications to the manufacturing process, labeling of the product and design of a device that is approved through the PMA process. PMA supplements often require submission of the same type of information as an original PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA, and may not require as extensive clinical data or the convening of an advisory panel.

A clinical trial is typically required to support a PMA application and is sometimes required for a 510(k) pre-market notification. Clinical trials generally require submission of an application for an Investigational Device Exemption, or IDE, to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the investigational protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a non-significant risk device and eligible for more abbreviated IDE requirements. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA as well as the appropriate institutional review boards at the clinical trial sites, and the informed consent of the patients participating in the clinical trial is obtained. After a trial begins, the FDA may place it on hold or terminate it if, among other reasons, it concludes that the clinical subjects are exposed to an unacceptable health risk. Any trials we conduct must be conducted in accordance with FDA regulations as well as other federal regulations and state laws concerning human subject protection and privacy.

Post-Market Regulation

After a device is cleared or approved for marketing, numerous and pervasive FDA and other regulatory requirements continue to apply. These include establishment registration and device listing with the FDA; compliance with medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; and compliance with corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health. The FDA and the Federal Trade Commission also regulate the advertising and promotion of our products to ensure that the claims we make are consistent with our regulatory clearances, that there is scientific data to substantiate the claims and that our advertising is neither false nor misleading. In general, we may not promote or advertise our products for uses not within the scope of our intended use statement in our clearances or make unsupported safety and effectiveness claims. Many regulatory jurisdictions outside of the United States have similar regulations to which we are subject.

We are also required to register with the FDA as a medical device manufacturer. As such, our manufacturing sites are subject to periodic inspection by the FDA for compliance with the FDA’s QSR. These regulations cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. Our failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, our manufacturing operations and the recall or seizure of our products, which would have a material adverse effect on our business. The discovery of previously unknown problems with any of our products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	recalls, withdrawals, or administrative detention or seizure of our products;

•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

•	withdrawing 510(k) clearances or PMA approvals that have already been granted;

•	refusal to grant export approvals for our products; or

•	criminal prosecution.

Requirements for Surgical Lasers as Radiation Emitting Products

In addition to the requirements that apply to medical devices, our devices must also comply with an independent set of requirements that apply to radiation emitting electronic products, which includes lasers. Under the electronic product radiation control provisions of the FDCA, the FDA has established regulations specifying certain requirements for different types of radiation emitting electronic products. Among other requirements, manufacturers of surgical lasers must comply with FDA regulations that establish performance standards for laser products, and require that manufacturers of products subject to performance standards submit reports to FDA demonstrating compliance. Unless otherwise exempted, manufacturers of certain radiation emitting devices must submit certain reports to FDA, including for new and modified products, for product defects, and annual reports, and comply with recordkeeping requirements. FDA’s regulations also provide specific certification and labeling requirements, and the labels for these products must contain certain information, such as warnings, declarations, and instructions for use.

Outside the United States

In order for us to market our products in countries outside the United States, we must obtain regulatory approvals and comply with extensive product and quality system regulations in other countries. These regulations, including the requirements for approvals or clearance and the time required for regulatory review, vary from country to country. Some countries have regulatory review processes which are substantially longer than U.S. processes. Failure to obtain regulatory authorizations or approvals in a timely manner and to meet all local requirements including language and specific safety standards in any foreign country in which we plan to market our products could prevent us from marketing products in such countries or subject us to sanctions and fines.

Commercialization of medical devices in the European Economic Area or EEA (comprised of the 27 EU Member States plus Iceland, Liechtenstein and Norway, and the United Kingdom, until the end of the transition period on 31 December provided for in the Withdrawal Agreement between the EU and the UK), is regulated by the European Union. The EU requires that all medical devices placed on the market in the EEA must meet the relevant essential requirements laid down in Annex I of Council Directive 93/42/EEC, or the Medical Devices Directive, and of Council Directive 90/385/EEC, or the Active Implantable Medical Devices Directive. The most fundamental essential requirement is that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

others. In addition, the device must achieve the performances intended by the manufacturer and be designed, manufactured, and packaged in a suitable manner. To demonstrate compliance with the essential requirements laid down in Annex I to the Medical Devices Directive, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Conformity assessment procedures require an assessment of available clinical evidence, literature data for the product, and post-market experience in respect of similar products already marketed. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can self-declare the conformity of its products with the essential requirements (except for any parts which relate to sterility or metrology), a conformity assessment procedure requires the intervention of a Notified Body. Notified bodies are often separate entities and are authorized or licensed to perform such assessments by government authorities. The notified body would typically audit and examine a product’s technical dossiers and the manufacturers’ quality system. If satisfied that the relevant product conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE Mark to the device, which allows the device to be placed on the market throughout the EEA. Once the product has been placed on the market in the EEA, the manufacturer must comply with requirements for reporting incidents and field safety corrective actions associated with the medical device.

In April 2017, the European Parliament passed the Medical Devices Regulation (Regulation 2017/745), which repeals and replaces the EU Medical Devices Directive and the Active Implantable Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA Member States, the regulations would be directly applicable, i.e., without the need for adoption of EEA member State laws implementing them, in all EEA Member States and are intended to eliminate current differences in the regulation of medical devices among EEA Member States. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation. The Medical Devices Regulation was meant to become applicable three years after publication (in May 2020). However, on April 23, 2020, to take the pressure off EEA national authorities, notified bodies, manufacturers and other actors so they can focus fully on urgent priorities related to the COVID 19 pandemic, the European Council and Parliament adopted Regulation 2020/561, postponing the date of application of the Medical Devices Regulation by one year (to May 2021). Once applicable, the Medical Devices Regulation will among other things:

•	strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

•	establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

•	improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

•	set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

•	strengthen rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

Once applicable, the Medical Devices Regulation may impose increased compliance obligations for us to access the EU market.

Other Healthcare Laws

Although none of the procedures using our products are currently covered by any government or commercial third-party payors, applicable agencies and regulators may nonetheless interpret that we are subject to numerous state and federal healthcare fraud and abuse laws, including anti-kickback, false claims and

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

physician payment transparency laws that are intended to reduce waste, fraud and abuse in the health care industry and analogous state laws that may apply to healthcare items and services by any payors including private insurers and self-pay patients. These laws are broad, subject to evolving interpretations and vigorously enforced against medical device manufacturers and have resulted in manufacturers paying significant fines and penalties and being subject to stringent corrective action plans and reporting obligations. We must operate our business within the requirements of these laws and, if we were accused of violating them, could be forced to expend significant resources on investigation, remediation and monetary penalties. Companies targeted in such prosecutions have paid substantial fines in the hundreds of millions of dollars or more, have been forced to implement extensive corrective action plans, can be excluded from federal health care programs and become subject to substantial civil and criminal penalties, and have often become subject to consent decrees, settlement agreements or corporate integrity agreements severely restricting the manner in which they conduct their business.

Because we have commercial operations overseas, we are also subject to the Foreign Corrupt Practices Act, or FCPA, and other countries’ anti-corruption/anti-bribery regimes, such as the U.K. Bribery Act. The FCPA prohibits, among other things, improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. Safeguards we implement to discourage improper payments or offers of payments by our employees, consultants, sales agents or distributors may be ineffective, and violations of the FCPA and similar laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, any of which would likely harm our reputation, business, financial condition and result of operations.

Many foreign countries have similar laws relating to healthcare fraud and abuse. Foreign laws and regulations may vary greatly from country to country. For example, the advertising and promotion of our products is subject to EU Directives concerning misleading and comparative advertising and unfair commercial practices, as well as other EEA Member State legislation governing the advertising and promotion of medical devices. These laws may limit or restrict the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.

Coverage and Reimbursement

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Physicians may be less likely to use ALLY or other future products, if approved, unless coverage is provided, and reimbursement is adequate to cover a significant portion of the cost. Sales of any of our products may therefore depend, in part, on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities, managed care plans, private health insurers and other organizations.

For devices like ALLY, we expect the reimbursement to the facility or physician from third-party payors would be intended to cover the overall cost of treatment, including the cost of our devices used during the procedure as well as the overhead cost associated with the facility where the procedure is performed. We do not directly bill any third-party payors; instead, we receive payment from the physician practice, hospital or other facility that uses our devices. Cataract surgery, including the implantation of a basic, single focus IOL, is reimbursed by Medicare but at a relatively low level and that level of reimbursement is expected to decline in 2020. Failure by physicians, hospitals, and other users of ALLY or other devices we may develop the future, if cleared, to obtain sufficient coverage and reimbursement from healthcare payors for procedures in which such devices are used, or adverse changes in government and private third-party payors’ policies could have a material adverse effect on our business, financial condition, results of operations and future growth prospects.

In addition, there are periodic changes to reimbursement. Third-party payors regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

amounts. This includes annual updates to payments to physicians, hospitals and other facilities for procedures during which our devices are used. Because we expect the cost of ALLY, if approved, would generally be recovered by the healthcare provider as part of the payment for performing a procedure and not separately reimbursed, these updates could directly impact the demand for our devices. An example of such payment updates is the Medicare program’s updates to hospital and physician payments, which are done on an annual basis using a prescribed statutory formula. In the past, with respect to reimbursement for physician services under the Medicare Physician Fee Schedule, when the application of the formula resulted in lower payment, Congress has passed interim legislation to prevent the reductions.

The containment of healthcare costs is a priority of federal, state and foreign governments, and the prices of pharmaceutical or device products have been a focus in this effort. Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost-effectiveness of pharmaceutical products, medical devices and medical services, in addition to questioning safety and efficacy. If these third-party payors do not consider ALLY or other products we may develop in the future, if cleared, to be cost-effective compared to other available therapies, they may not cover our products or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit.

With respect to our LENSAR Laser System, surgeons typically charge the patient a separate out-of-pocket fee for procedures using our device. The use of advanced IOLs designed to improve vision is also not reimbursed by Medicare beyond the standard reimbursement for a monofocal IOL and physicians charge the patient for the difference between the lower reimbursed amount and the cost of the advanced IOL. Surgeons typically offer the option of an advanced IOL to patients explaining that it is not covered by Medicare and will be an out-of-pocket expense. Use of our LENSAR Laser System is often accompanied by the implantation of a advanced IOL. We believe that the ability of our LENSAR Laser System, when used with advanced IOLs to optimize vision results, will encourage surgeons to perform the procedure and their patients to pay the additional out-of-pocket costs.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for the procedures associated with the use of ALLY or other products we may develop in the future, if cleared. The cost containment measures that payors and providers are instituting, and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our products.

The implementation of the Affordable Care Act, or the ACA, in the United States, for example, has changed healthcare financing and delivery by both governmental and private insurers substantially, and affected medical device manufacturers significantly. The ACA imposed, among other things, a 2.3% federal excise tax, with limited exceptions, on any entity that manufactures or imports Class I, II and III medical devices offered for sale in the United States that began on January 1, 2013. Through a series of legislative amendments, the tax was suspended for 2016 through 2019 and permanently repealed on December 20, 2019. The ACA also provided incentives to programs that increase the federal government’s comparative effectiveness research, and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Additionally, the ACA has expanded eligibility criteria for Medicaid programs and created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect additional challenges and amendments in the future. By way of example, the Tax Cuts and Jobs

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Act, or the Tax Act, included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, a requirement commonly referred to as the “individual mandate”. On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court’s decision that the individual mandate was unconstitutional but remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the U.S. Supreme Court granted the petitions for writs of certiorari to review the case, although it is unclear when a decision will be made or how the Supreme Court will rule. In addition, there may be other efforts to challenge, repeal or replace the ACA in the future.

Moreover, other legislative changes have been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011, among other things, included reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2025 unless additional Congressional action is taken. The Coronavirus Aid, Relief, and Economic Security Act, which was signed into law on March 27, 2020, designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2020, and extended the sequester by one year, through 2030. Additionally, the American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

We expect additional state and federal healthcare reform measures to be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure.

In addition, changes in existing regulations could have a material adverse effect on us or our licensees, borrowers or royalty-agreement counterparties. For a discussion of the risks associated with government regulations, see the section of this information statement titled “Risk Factors—Risks Related to Government Regulation.”

Employees

As of December, 2019, we had 75 employees. None of our employees are covered by a collective bargaining agreement, and we consider our relationship with our employees to be good.

Facilities

After giving effect to the Spin-Off, we will continue to operate out of our headquarters and operations facility in Orlando, Florida that is 33,946 square feet in which our products are designed, developed, manufactured, marketed and distributed. The lease term for this facility expires July 31, 2021 with a renewal of an additional five years at our option. LENSAR plans to extend the manufacturing space of the existing building to accommodate the anticipated launch of our second-generation product. As such approximately an additional 15,000 square feet, not contiguous with the current facility but nearby will be required to house general & administrative, research & development and portions of QA.

Legal Proceedings

From time to time, we are subject to legal proceedings and claims in the ordinary course of business. While management presently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not materially harm our financial position, cash flows, or overall trends in results of operations, legal proceedings are subject to inherent uncertainties, and unfavorable rulings or outcomes could occur that have individually or in aggregate, a material adverse effect on our business, financial condition or operating results.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

MANAGEMENT

Executive Officers and Directors Following the Spin-Off

The following table sets forth information as of             , 2020 regarding certain individuals who are expected to serve as our executive officers and directors following the Spin-Off, including their anticipated titles. All of the currently known expected executive officers are currently employees of PDL. After the Spin-Off, none of the executive officers will continue to be employed by PDL. Information concerning any additional directors elected by the Board of Directors of PDL prior to Spin-Off will be included in an amendment to this information statement.

Name	Age	Position
Nicholas Curtis	64	Chief Executive Officer, Director
Alan Connaughton	49	Chief Operating Officer
Thomas Staab, II	52	Chief Financial Officer
William Link, PhD	74	Chairperson
Richard Lindstrom	72	Director
John McLaughlin	68	Director
Gary Winer	60	Director

Biographical Summaries of Directors and Executive Officers

Nicholas Curtis has served as our chief executive officer and as a member of our board of directors since February 2012. Prior to this, Mr. Curtis served as our chief commercial officer from August 2010 until February 2012. Before joining us, Mr. Curtis was the vice president of sales and chief commercial officer of WaveTec Vision Systems, Inc., a privately held ophthalmic medical device company. Mr. Curtis served as a senior vice president of sales and marketing at STAAR Surgical Company, a publicly held company specializing in the manufacturing and marketing of ophthalmic surgery devices, from August 2002 until August 2008. Mr. Curtis has a B.S. from Northwestern University.

We believe Mr. Curtis is qualified to serve as a member of our board of directors due to his extensive experience in the ophthalmology industry and long history with our company.

Alan Connaughton has served as our chief operating officer since April 2015. Prior to this, Mr. Connaughton was our vice president of operations from January 2008 until April 2015. Mr. Connaughton has over 20 years of experience working with medical device companies. Mr. Connaughton received a B.S. from University College Galway, an M.S. from Queens University College and an M.B.A. from Rollins College.

Thomas Staab, II has served as our Chief Financial Officer since May 2020. Before joining us, Mr. Staab served as a Senior Vice President, Chief Financial Officer and Treasurer at BioCryst Pharmaceuticals, Inc., a biopharmaceutical company, from July 2011 to February 2020. Prior to BioCryst, Mr. Staab served as Executive Vice President, Chief Financial Officer and Treasurer of Inspire Pharmaceuticals from May 2003 through its acquisition by Merck & Co., Inc. in May 2011, and acting Chief Financial Officer and Treasurer at Triangle Pharmaceuticals, Inc. through its acquisition by Gilead Sciences, Inc. in 2003. Before joining industry, Mr. Staab spent eight years working for PricewaterhouseCoopers LLP providing audit and business advisory services to national and multi-national corporations in various industries. He is a Certified Public Accountant and received a B.S. in Business Administration and a Master of Accounting from the University of North Carolina at Chapel Hill.

William Link, PhD, has served as a member of our board of directors since November 2017, and will serve as chairperson of our board of directors upon completion of the Spin-Off. Dr. Link is the co-founder of two healthcare investment firms: in 2016 Dr. Link co-founded and is Managing Partner of Flying L Partners, and

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Dr. Link is a co-founder and a Managing Director of Versant Ventures Management LLC, or Versant Ventures, which was founded in 1999. Dr. Link has also been a general partner at Brentwood Venture Capital, a venture capital firm and private equity company, since March 1998. Previously, Dr. Link served as founder, chairman, and chief executive officer of Chiron Vision Corporation, an ophthalmic medical device company which was sold to Bausch & Lomb, Inc. in 1997. Before his time with Chiron Vision Corporation, Dr. Link founded and served as president of American Medical Optics, or AMO, a division of American Hospital Supply Corporation, which was sold to Allergan in 1986. Later, he served on the board of directors of AMO’s successor company, Advanced Medical Optics, which was acquired by Abbott in 2009. Before entering the healthcare industry, Dr. Link was an assistant professor in the Department of Surgery at the Indiana University School of Medicine. Dr. Link also serves on the board of directors of several private companies and three public companies: Oyster Point Pharma since July 2015, Edwards Lifesciences since May 2009 and Chairman of Glaukos Corporation since June 2001. Dr. Link previously served on the board of directors of Second Sight Medical Products from 2004 until May 2020. Dr. Link received a B.S., an M.S. and a Ph.D. in mechanical engineering from Purdue University.

We believe Dr. Link is qualified to serve as chairperson of our board of directors due to his extensive experience as a founder of multiple healthcare-related companies, his medical background, and his experience serving on the board of directors of other companies.

Richard Lindstrom, MD, has served as a member of our board of directors since February 2018. Dr. Lindstrom is the founder and an attending surgeon at Minnesota Eye Consultants P.A., a private medical practice specializing in ophthalmology, since 1989. Since 1996, Dr. Lindstrom has served as chief executive officer and the chairman of the board of directors of Lindstrom Restoration, a privately held company specializing in restoration and contaminant mitigation. Since January 2007, Dr. Lindstrom has served as the chief medical officer and member of the board of directors of AcuFocus, Inc., an ophthalmic medical device company. Dr. Lindstrom has served as a member of the board of directors of Ocular Therapeutix, Inc. since 2012, Harrow Health, Inc. since 2015 and TearLab Corporation since 2010. Dr. Lindstrom served as associate director of the Minnesota Lions Eye Bank from 1987 to 2017 and as a trustee of the University of Minnesota Foundation for four terms. He is a medical advisor for several medical device and pharmaceutical manufacturers and serves on the boards or directors of several privately-held life science companies. Dr. Lindstrom previously served as President of the International Society of Refractive Surgery, the International Intraocular Implant Society, the International Refractive Surgery Club and the American Society of Cataract and Refractive Surgery. From 1980 to 1989, he served as a professor of ophthalmology at the University of Minnesota, where he is currently adjunct clinical professor emeritus. Dr. Lindstrom holds a B.A. in Pre-Medical Studies, a B.S. in Medicine and an M.D. from the University of Minnesota.

We believe that Dr. Lindstrom is qualified to serve as a member of our board of directors because of his practical experience and background in ophthalmology and extensive experience serving on the board of directors of other life science companies.

John McLaughlin has served as a member of our board of directors since May 2017. Mr. McLaughlin was appointed a director of the PDL BioPharma, Inc. in October 2008 and served its Chief Executive Officer from December 2008 until his retirement in December 2018. He was the Chief Executive Officer and a director of Anesiva, Inc., formerly known as Corgentech, Inc., a publicly-traded biopharmaceutical company, from January 2000 to June 2008. From December 1997 to September 1999, Mr. McLaughlin was President of Tularik Inc., a biopharmaceutical company. From September 1987 to December 1997, Mr. McLaughlin held a number of senior management positions at Genentech, Inc., a biopharmaceutical company, including Executive Vice President. From January 1985 to September 1987, Mr. McLaughlin was a partner at a Washington, D.C. law firm specializing in food and drug law. Prior to that, Mr. McLaughlin served as counsel to various subcommittees of the United States House of Representatives, where he drafted numerous measures that became Food and Drug Administration laws. Mr. McLaughlin has co-founded two companies: Eyetech Pharmaceuticals, Inc., where he served as Chairman of the board of directors from 2000 until 2006, and Peak Surgical, Inc., where he was a

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

director from 2005 until it was acquired by Medtronic in 2011. Additionally, Mr. McLaughlin has previously served on the board of directors for the following publicly-traded biopharmaceutical companies: AxoGen, Inc., from 2012 until 2014, Adverum Biotechnologies, Inc., from 2014 until 2016, and Seattle Genetics, Inc., from 2007 until 2016. Since September 2019, he has served on the board of directors of Rockwell Medical Inc. He received a B.A. from the University of Notre Dame and a J.D. from Catholic University of America.

We believe Mr. McLaughlin is qualified to serve as a member of our board of directors due to his extensive management and directorship experience in the healthcare industry.

Gary Winer has served as a member of our board of directors since April 2018. Since April 2019, Mr. Winer has served as the president and chief executive officer of ORGENTEC Diagnostika GmbH, a private equity owned specialty manufacturer of autoimmune and infectious disease diagnostic tests. Since January 2015, Mr. Winer also works as a consultant for DRC Health Care Advisors, which consults with companies in the biopharma, medical device and diagnostic health sectors, including the Noden business of PDL where he executed a ten-month project to establish a commercialization and distribution partnership in Japan. From 2003 to January 2013, Mr. Winer served as divisional vice president for Abbott Laboratories, or Abbott, a public company focusing on multinational medical devices and healthcare, in Abbott’s Latin America and Canadian diagnostic business unit, divisional vice president for Abbott’s U.S. Commercial Operations, and corporate vice president and president for Abbott Japan. After AbbVie, Inc., or AbbVie, separated from Abbott in January 2013, Mr. Winer served as AbbVie Japan’s executive president and chief executive officer until March 2014. For over 25 years, Mr. Winer has been proving his leadership abilities in the healthcare and biopharmaceutical industry on an international platform that includes such notable markets as the United States, Europe, Latin America, Asia, and Japan. In addition to serving on the board of directors for our company, Mr. Winer also serves on the board of directors for several private healthcare companies.

We believe Mr. Winer is qualified to serve as a member of our board of directors due to his experience leading and managing a biotechnology companies, as well as his healthcare industry knowledge and his experience serving on the board of directors of other companies.

Board of Directors

Our business and affairs will be managed under the direction of our Board of Directors. Our amended and restated bylaws permit our Board of Directors to establish by resolution the authorized number of directors. Effective upon the Distribution, our Board of Directors will consist of              directors.

Our amended and restated certificate of incorporation provides that our Board of Directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. We anticipate that our directors will be divided among the three classes as follows:

•	Class I consists of three directors, each with a term expiring at the 2021 annual meeting of stockholders;

•	Class II consists of three directors, each with a term expiring at the 2022 annual meeting of stockholders; and

•	Class III consists of two directors, each with a term expiring at the 2023 annual meeting of stockholders.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Board Leadership and Structure

In accordance with our amended and restated bylaws, our Board of Directors will appoint our officers, including our chief executive officer. Our Board of Directors does not have a policy on whether the role of the chairperson and chief executive officer should be separate and, if it is to be separate, whether the chairperson should be selected from the non-employee directors or be an employee and if it is to be combined, whether a lead independent director should be selected.

Following the Spin-Off, our Board of Directors will have              members who are independent, as defined by the Nasdaq Listing Rules. We will have three standing board committees comprised solely of directors who are considered independent under the Nasdaq Listing Rules. We believe that the number of independent, experienced directors that will make up our Board of Directors will benefit LENSAR and our stockholders.

In general, our Board of Directors will have overall responsibility for the oversight of risk management at LENSAR. The Board of Directors will delegate responsibility for the oversight of certain areas of risk management to various committees of the Board of Directors. Each board committee will report to the full Board of Directors following each committee meeting.

Board Committees

Our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and the responsibilities described below. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues.

Each of the audit committee, the compensation committee and the nominating and corporate governance committee will operate under a written charter that has been approved by our board of directors in connection with this Spin-Off. A copy of each of the audit committee, compensation committee and nominating and corporate governance committee charters will be available on our corporate website. The reference to our website in this information statement does not include or incorporate by reference the information on our website into this information statement.

Audit Committee

Our audit committee will oversee our corporate accounting and financial reporting process and assist our board of directors in its oversight of (i) the integrity of our financial statements, (ii) our risk assessment and risk management program, and (iii) the performance of our independent auditor. Our audit committee will be responsible for, among other things:

•

appointing, compensating, retaining and overseeing the work of our independent auditor and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for us;

•	discussing with our independent auditor any audit problems or difficulties and management’s response;

•

pre-approving all audit and non-audit services provided to us by our independent auditor (other than those provided pursuant to appropriate preapproval policies established by the audit committee or exempt from such requirement under the rules of the Securities and Exchange Commission);

•	reviewing and discussing our annual and quarterly financial statements with management and our independent auditor; and

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Effective immediately prior to the effectiveness of the registration statement of which this information statement forms a part, our audit committee will consist of                    , with                    serving as chair. Our board of directors has affirmatively determined that                    meet the requirements for independence under the current Nasdaq listing standards and Securities and Exchange Commission rules and regulations. In addition, our board of directors has determined that                    is an “audit committee financial expert” as defined in Item 407(d) of Regulation S-K promulgated under the Securities Act. Each of the expected members of our audit committee will qualify as financially literate.

Compensation Committee

Our compensation committee will oversee our compensation policies, plans and benefits programs. Our compensation committee will be responsible for, among other things:

•

reviewing and approving corporate goals and objectives with respect to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of these goals and objectives and setting compensation;

•	reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;

•	reviewing and making recommendations to our board of directors regarding director compensation;

•	reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans and arrangements; and

•	appointing and overseeing any compensation consultants.

Effective immediately prior to the effectiveness of the registration statement of which this information statement forms a part, our compensation committee will consist of                    , with                    serving as chair. The composition of our compensation committee will meet the requirements for independence under the current Nasdaq listing standards and Securities and Exchange Commission rules and regulations. Each of the expected members of this committee will qualify as a non-employee director, as defined in Section 16b-3 of the Exchange Act.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will oversee and assist our board of directors in reviewing and recommending nominees for election as directors. Our nominating and corporate governance committee will be responsible for, among other things:

•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•	recommending to our board of directors the nominees for election to our board of directors at annual meetings of our stockholders;

•	overseeing the self-evaluations of our board of directors and management; and

•	developing and recommending to our board of directors any proposed changes to our corporate governance guidelines and principles.

Effective immediately prior to the effectiveness of this registration statement of which this information statement forms a part, our nominating and corporate governance committee will consist of                    , with                 serving as chair. The expected composition of our nominating, governance, and corporate responsibility committee will meet the requirements for independence under the current Nasdaq listing standards and Securities and Exchange Commission rules and regulations.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Code of Business Conduct and Ethics

Prior to the Spin-Off, we will adopt a code of business conduct and ethics that will apply to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.Lensar.com upon the completion of the Spin-Off. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

DIRECTOR COMPENSATION

We provide compensation to our non-employee directors in the form of cash retainers and phantom stock awards under the LENSAR, Inc. Phantom Stock Plan. During 2019, we paid Dr. Link an annual cash retainer of $100,000, we paid Mr. McLaughlin an annual cash retainer of $50,000, and we paid each of our other non-employee directors an annual cash retainer of $36,000. We have reimbursed, and will continue to reimburse, our non-employee directors for their actual out-of-pocket costs and expenses incurred in connection with attending board meetings.

Each of Drs. Link and Lindstrom and Mr. Winer have also received awards of phantom stock under the Phantom Stock Plan. As of December 31, 2019, only Drs. Link and Lindstrom held outstanding awards of phantom stock, as reflected in the table below. For Dr. Link, these awards were scheduled to vest and be eligible for settlement in two remaining installments on November 14, 2020 and 2021, subject to his continued service on our board of directors on each such settlement date. For Dr. Lindstrom, 32,100 of these awards vested on February 20, 2020, and the remaining awards were scheduled to vest and be eligible for settlement in two remaining installments on February 20, 2021 and 2022, subject to his continued service on our board of directors on each such settlement date. In addition, all of the phantom stock awards were scheduled to vest and be settled in an equivalent number of shares of our common stock immediately prior to the consummation of the Distribution pursuant to the terms of the Phantom Stock Plan. For more information about our Phantom Stock Plan, see “Executive Compensation – Incentive Plans – Phantom Stock Plan” below.

The following table summarizes compensation received by our non-employee directors during the year ended December 31, 2019. Nicholas Curtis is not included in the following table as he served as an executive officer during 2019 and his compensation is included in the Summary Compensation Table in the “Executive Compensation and Other Information” section below.

	Fees Earned or Paid in Cash	Stock Awards	Total
Name	($)	($)	($)
Richard Lindstrom, M.D.	36,000	—	36,000
William Link	100,000	—	100,000
John McLaughlin	50,000	—	50,000
Gary Winer	36,000	—	36,000

The aggregate number of shares subject to phantom stock awards outstanding at December 31, 2019 for the individuals who served as non-employee directors during 2019 was as follows:

Name	Number of Phantom Stock Awards Outstanding at December 31, 2019
Richard Lindstrom, M.D.	96,300
William Link	240,750
John McLaughlin	—
Gary Winer	—

In July 2020, Dr. Lindstrom, Mr. Link and Mr. Winer were granted 1,445,726, 3,607,086 and 180,716 shares of restricted stock, respectively, under our 2020 Incentive Award Plan, or the 2020 Plan, with “target percentages” under such awards of 1.6%, 4% and 0.20%, respectively. The restricted stock awards are subject to the same terms and conditions as the awards granted to our executive officers in July 2020 and described below under “Executive Compensation – Narrative Disclosure to Compensation Tables – Equity Base Incentive Awards.” All outstanding phantom stock awards held by our non-employee directors were also cancelled.

In connection with the Distribution, we intend to adopt our non-employee director compensation program. The material terms of the non-employee director compensation program, as it is currently contemplated, are

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

summarized below. Our board of directors is still in the process of considering the non-employee director compensation program and, accordingly, this summary is subject to change.

The non-employee director compensation policy will provide for annual retainer fees and/or long-term equity awards for our non-employee directors. We expect each non-employee director will receive an annual retainer of $                , with a non-employee director serving as chairperson of the board of directors or lead independent director receiving an additional annual retainer of $                . Non-employee directors serving as the chairs of the audit, compensation and nominating and corporate governance committees will receive additional annual retainers of $                , $                 and $                , respectively. Non-employee directors serving as members of the audit, compensation and nominating and corporate governance committees will receive additional annual retainers of $                , $                 and $                , respectively. The non-employee directors will also receive initial grants of options having a value of $                 , calculated on the grant date in accordance with the Black-Scholes option pricing model (utilizing the same assumptions that we use in preparation of our financial statements), vesting over      years, upon initial election or appointment to the board of directors, and thereafter annual grants of options having a value of $                 , calculated on the grant date in accordance with the Black-Scholes option pricing model (utilizing the same assumptions that we use in preparation of our financial statements) on the date of each annual meeting of stockholders following the Distribution, vesting on the first to occur of (1) the first anniversary of the grant date or (2) the next occurring annual meeting of our stockholders. In addition, equity awards granted to our non-employee directors will vest upon a change in control of our company.

Compensation under our non-employee director compensation policy will be subject to the annual limits on non-employee director compensation set forth in the 2020 Plan, as described above. Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, subject to the annual limit on non-employee director compensation set forth in the 2020 Plan. As provided in the 2020 Plan, our board of directors or its authorized committee may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the board of directors or its authorized committee may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other compensation decisions involving non-employee directors.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below, whom we refer to as our named executive officers.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the Distribution may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table presents summary information regarding the total compensation that was awarded to, earned by or paid to our named executive officers for services rendered during the year ended December 31, 2019.

Name and principal position	Year	Salary ($)	Bonus ($)(1)	Stock awards ($)(2)	Option awards ($)	Non-equity incentive plan compensation ($)(3)	All other compensation ($)(4)	Total ($)
Nicholas Curtis	2019	340,000	—	132,903	—	650,000	18,727	1,141,630
Chief Executive Officer
Alan Connaughton	2019	300,000	—	26,276	—	355,000	16,529	697,805
Chief Operating Officer

(1)	Represents amounts earned for 2019 paid in early 2020 under our long-term incentive plan, as described below.
(2)	Represents the grant date fair value of a restricted stock award granted to Mr. Curtis by PDL during 2019,

as determined using the fair market value of PDL’s common stock on the date of the grant. These amounts also include the grant date fair value of stock awards granted to Mr. Curtis and Mr. Connaughton in 2019 computed in accordance with FASB ASC 718. These additional awards under our Phantom Stock Plan were vested upon issuance. Mr. Curtis was awarded 56,690 shares of phantom stock, which were immediately settled in shares of our common stock. Mr. Connaughton was awarded 35,493 shares of phantom stock, which were settled partially through the immediate issuance of 450 shares of our common stock to him and partially through our payment to him of $25,736 in January 2020 in satisfaction of the remainder of the award. See Note 13 to our audited financial statements included in this information statement for the year ended December 31, 2019 for a description of the assumptions used in valuing these awards.

(3)	Represents amounts earned for 2019 paid in early 2020 under our annual performance bonus plan, as described below.
(4)

Includes a 401(k) matching contributions made by us on behalf of the named executive officer ($17,877 for Mr. Curtis and $15,679 for Mr. Connaughton) and a company contribution of $850 to the named executive officer’s health savings account.

Narrative Disclosure to Compensation Tables

The primary elements of compensation for our named executive officers are base salary, annual performance bonuses, long-term incentive payouts and equity awards. The named executive officers also participate in employee benefit plans and programs that we offer to our other employees, as described below.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Annual Base Salary

We pay our named executive officers a base salary to compensate them for the satisfactory performance of services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salaries for our named executive officers have generally been set at levels deemed necessary to attract and retain individuals with superior talent.

Mr. Curtis’s annual base salary for 2019 was $340,000, which was increased for 2020 to $400,000. Mr. Connaughton’s annual base salary for 2019 was $300,000, which was increased for 2020 to $345,000.

Effective July 21, 2020, our board of directors approved an increase in Mr. Curtis’s and Mr. Connaughton’s base salaries to $480,000 and $360,000, respectively.

Annual Bonus Program

Each year our board of directors establishes a performance-based annual bonus program for our employees and our named executive officers based on individual performance, company performance or as otherwise determined appropriate.

Each named executive officer has an established target annual bonus amount. The target annual bonus amounts for each named executive officer, expressed as a percentage of annual base salary, are 50% for Ms. Curtis and 35% for Mr. Connaughton.

For 2019, annual bonuses were based on company performance relative to revenue and operating expenses, as well as each individual named executive officer’s performance as it relates to his areas of responsibility. In early 2020, our board of directors determined that we achieved all of the performance objectives under the annual bonus plan at 100% achievement and approved the payout of bonuses to our named executive officers. The annual bonuses paid to our named executive officers for 2019 are reflected in the Summary Compensation Table above.

Effective July 21, 2020, our board of directors approved an increase in Mr. Curtis’s and Mr. Connaughton’s annual target bonuses to 60% and 40%, respectively.

Long-Term Incentive Program

Each of Messrs. Curtis and Connaughton were eligible for an annual long-term incentive payout.

Specifically, Mr. Curtis was entitled to participate in a performance-based long-term incentive plan under which the board of directors could award up to $600,000 in value annually, segmented into cash and restricted equity. Additionally, Mr. Connaughton was entitled to participate in a performance-based long-term incentive plan under which the board of directors could award up to $250,000 in value annually, segmented into cash and restricted equity.

For 2019 performance, the board of directors determined that no LENSAR equity would be issued in connection with the long-term incentive arrangements under the employment letters. Instead, the board of directors approved a payment of $480,000 to Mr. Curtis and $250,000 to Mr. Connaughton in respect of their 2019 long-term incentive payouts based on the board’s assessment of their performance and the company’s performance for the applicable year.

Commencing in 2020, these long-term incentive arrangements have been discontinued.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests and the interests of our stockholders with those of our employees and other service providers, including our named executive officers. The board of directors is responsible for approving equity grants. To date, the equity awards to our named executive officers have been awarded under our Phantom Stock Plan, as described below. As part of his long-term incentive compensation, Mr. Curtis has also been granted equity by PDL on occasion.

In December 2017, our named executive officers were granted phantom stock awards under our Phantom Stock Plan. Mr. Curtis was awarded 115,000 shares of phantom stock and Mr. Connaughton was awarded 72,000 shares of phantom stock. These awards had a base price of $0 and vested on December 31, 2018, subject to continued employment through such date. We settled these awards in shares of LENSAR common stock in early 2019.

In April 2018, our named executive officers were granted additional phantom stock awards under our Phantom Stock Plan. Mr. Curtis was awarded 171,690 shares of phantom stock and Mr. Connaughton was awarded 87,954 shares of phantom stock. These awards had a base price of $0 and vested on December 31, 2019, subject to continued employment through such date. We settled these awards in shares of LENSAR common stock in early 2020.

In April 2019, our named executive officers were granted additional awards under our Phantom Stock Plan, which awards were vested upon issuance. Mr. Curtis was awarded 56,690 shares of phantom stock, which were immediately settled in shares of our common stock. Mr. Connaughton was awarded 35,493 shares of phantom stock, which were settled partially through the immediate issuance of 450 shares of our common stock to him and partially through our payment to him of $25,736 in January 2020 in satisfaction of the remainder of the award. These awards had a base price of $0.

In April 2019, PDL granted to Mr. Curtis 18,750 restricted PDL shares, which shares vested in February 2020 based on Mr. Curtis’ continued employment with us through such date. These awards were issued under PDL’s equity plan.

On July 22, 2020, we granted restricted stock awards covering an aggregate of 16,625,822 shares under our 2020 Plan to our officers, key employees, one consultant and three of our non-employee directors. Our named executive officers received the following restricted stock awards: Mr. Curtis, 5,247,985 shares; and Mr. Connaughton, 1,763,786 shares. The restricted stock awards will vest based on continued employment or service over three years, with 40% of the restricted shares vesting 3 months following the Spin-Off (or, if later, the date that is 6 months following the Spin-Off, provided the Spin-Off has occurred prior to such date), 30% of the restricted shares vesting on the date that is 18 months following the grant date, and 30% of the restricted shares vesting on the third anniversary of the grant date. The restricted shares will vest on an accelerated basis upon an involuntary termination without cause, upon death or disability, and upon a change in control (as defined in the 2020 Plan).

The number of restricted shares granted to each named executive officer is intended to result in the recipient owning a percentage of our common stock at the time of the Spin-Off equal to his or her “target percentage.” The shares awarded were calculated using certain assumptions about the timing of the Spin-Off and PDL contributions expected to occur prior to the Spin-Off. As a result, the restricted stock awards contain a “clawback” provision. In addition to the vesting requirements, the restricted stock will be subject to potential forfeiture in the event future anticipated contributions by PDL prior to the Spin-Off do not reach the levels currently proposed, or if there are changes in the valuation assumptions for such contributions, or in the event of a change in control of LENSAR prior to the Spin-Off. On the “measurement date” (as defined below), the total shares of our common stock held by a recipient under his or her restricted stock award (together with any other shares of common stock held by the recipient and his or her affiliates) as a percentage of our outstanding

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

common stock (on an as-converted basis) on the measurement date will be compared to the recipient’s “target percentage” set forth in his or her restricted stock award agreement. In the event a recipient’s total ownership percentage on the measurement date (including both restricted shares and any other shares held by the recipient or his or her affiliates) exceeds this “target percentage,” any excess shares will automatically be forfeited. The “target percentages” for Mr. Curtis and Mr. Connaughton are 5.75% and 1.98%, respectively. The aggregate “target percentages” for all officers, employees and non-employee directors under these restricted stock awards is 18.23%.

The “measurement date” will be the earliest of (1) a change in control of LENSAR (as defined in the 2020 Plan), (2) the date of the closing of the Spin-Off or (3) a recipient’s termination of employment or service (including by reason of death or disability).

Employment Agreements with our Named Executive Officers

Nick Curtis Employment Letter

In July 2020, we entered into an employment letter with Mr. Curtis. Pursuant to his employment letter, Mr. Curtis serves as the Chief Executive Officer of the Company and reports directly to our board of directors. Under the employment letter, Mr. Curtis is entitled to receive an annual base salary as specified above and is eligible to receive an annual performance bonus based on his target annual bonus. His annual base salary and target annual bonus will be subject to review by our board of directors or its compensation committee on an annual basis and at the time we become an independent public company. The actual amount of any such bonus will be determined by reference to the attainment of applicable performance objectives, as determined by the Company’s board of directors, and to Mr. Curtis’s continued employment with us through the applicable payment date.

Mr. Curtis’s employment letter provides that if he is terminated without cause or he resigns for good reason (each as defined in the employment letter), in each case prior to a change in control (as defined in our 2020 Plan), then he is entitled to the following: (1) a lump sum payment equal to the sum of (i) his base salary as in effect immediately prior to the separation, (ii) his target bonus for the year in which the separation occurs, and (iii) 12 months of premium payments to maintain health coverage under COBRA, and (2) accelerated vesting of such portion of his time-based equity awards as would have vested during the 12 months following his termination had he remained employed during such period.

Mr. Curtis’s employment letter further provides that if he is terminated without cause or he resigns for good reason, in each case within 12 months following a change in control, then he is entitled to the following: (1) a lump sum payment equal to the sum of (i) 18 months’ base salary as in effect immediately prior to the separation, (ii) 150% multiplied by his target bonus for the year in which the separation occurs, and (iii) 18 months of premium payments to maintain health coverage under COBRA, and (2) accelerated vesting of all of his time-based equity awards.

In addition, all of his time-based equity awards will vest on an accelerated basis in the event of a change in control on or prior to December 31, 2021, provided Mr. Curtis is employed by or providing services to us on such date.

Payments due to Mr. Curtis in connection with his termination without cause or resignation for good reason are subject to his execution of a general release of claims and continued compliance with applicable restrictive covenants.

Alan Connaughton Employment Letter

In July 2020, we entered into an employment letter with Mr. Connaughton. Pursuant to his employment letter, Mr. Connaughton serves as the Chief Operating Officer of the Company and reports directly to our Chief

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Executive Officer. Under the employment letter, Mr. Connaughton is entitled to receive an annual base salary as specified above and is eligible to receive an annual performance bonus based on his target annual bonus. His annual base salary and target annual bonus will be subject to review by our board of directors or its compensation committee on an annual basis and at the time we become an independent public company. The actual amount of any such bonus will be determined by reference to the attainment of applicable performance objectives, as determined by the Company’s board of directors, and to Mr. Connaughton’s continued employment with us through the applicable payment date.

Mr. Connaughton’s employment letter provides that if he is terminated without cause or he resigns for good reason (each as defined in the employment letter), then he is entitled to the following: (1) a lump sum payment equal to the sum of (i) 10 months’ base salary, as in effect immediately prior to the separation, (ii) 85% of his target bonus for the year in which the separation occurs, and (iii) 10 months of premium payments to maintain health coverage under COBRA, and (2) accelerated vesting of such portion of his time-based equity awards as would have vested during the 12 months following his termination had he remained employed during such period.

Mr. Connaughton’s employment letter further provides that if he is terminated without cause or he resigns for good reason, in each case within 12 months following a change in control, then he is entitled to the following: (1) a lump sum payment equal to the sum of (i) 15 months’ base salary as in effect immediately prior to the separation, (ii) 125% multiplied by his target bonus for the year in which the separation occurs, and (iii) 15 months of premium payments to maintain health coverage under COBRA, and (2) accelerated vesting of all of his time-based equity awards.

In addition, all of his time-based equity awards will vest on an accelerated basis in the event of a change in control on or prior to December 31, 2021, provided Mr. Connaughton is employed by or providing services to us on such date.

Payments due to Mr. Connaughton in connection with his termination without cause or resignation for good reason are subject to his execution of a general release of claims and continued compliance with applicable restrictive covenants.

Defined Terms Under Employment Letters

For purposes of the employment letters with our named executive officers:

•

“Cause” means a named executive officer’s: (1) intentional theft, willful misconduct, or breach of fiduciary duty for personal gain, (2) material failure to comply with our code of conduct and other written policies, (3) material and intentional theft or destruction of company property, (4) willful act that is detrimental to our reputation or business, (5) repeated failure to perform the named executive officer’s duties after an opportunity to cure the failure, (6) material breach of any agreement or covenant with the Company that is not cured within 20 days, or (7) conviction of any criminal act involving moral turpitude.

•

“Good reason” means a named executive officer’s voluntary resignation following our failure to cure: (1) a material diminution in authority, duties or responsibilities, (2) for Mr. Curtis, a requirement that he report to anyone other than our board of directors, (3) a material reduction in the named executive officer’s base salary, (4) a material change in the location at which he must perform his duties, or (5) any material breach of the employment letters.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to outstanding equity awards for each of our named executive officers as of December 31, 2019.

Name	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Nicholas Curtis	171,690	(1)	285,454	(2)

	18,750	(3)	52,451	(4)
Alan Connaughton	87,954	(1)	146,004	(2)

(1)

Represents phantom stock awards granted to the named executive officers under the Phantom Stock Plan. The phantom stock awards reflected in the table vested on December 31, 2019. We settled these awards in shares of LENSAR common stock in early 2020, with Mr. Curtis receiving 171,690 shares of LENSAR common stock and Mr. Connaughton receiving 87,954 shares of LENSAR common stock.

(2)	The market value was computed using $1.66 per share, the fair market value of our common stock as of December 31, 2019, based on a valuation of our common stock as of such date.
(3)	Represents restricted PDL shares issued to Mr. Curtis by PDL in February 2019, which shares vested in February 2020 based on Mr. Curtis’ continued employment with us through such vesting date.
(4)	The market value of the PDL awards held by Mr. Curtis was computed using $2.7974 per share, the closing price per share of PDL’s common stock on the Nasdaq Stock Market on December 31, 2019.

Other Elements of Compensation

Perquisites, Health, Welfare and Retirement Benefits

Our named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, group life, disability and accidental death and dismemberment insurance plans, in each case on the generally on same basis as all of our other employees. We provide a 401(k) plan to our employees, including our current named executive officers, as discussed in the section below entitled “401(k) Plan.”

We generally do not provide perquisites or personal benefits to our named executive officers, except in limited circumstances. Our board of directors may elect to adopt qualified or non-qualified benefit plans in the future if it determines that doing so is in our best interests.

401(k) Plan

Our employees participate in a defined contribution employee retirement plan, or 401(k) plan, maintained by PDL. Our named executive officers are eligible to participate in the 401(k) plan on the same basis as other eligible employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code. The 401(k) plan provides that each participant may make pre-tax deferrals from his or her compensation up to the statutory limit, which is $19,500 for calendar year 2020, and other testing limits. Participants that are 50 years or older can also make “catch-up” contributions, which in calendar year 2020 may be up to an additional $6,500 above the statutory limit. We also provide a matching contribution equal to 100% of an employee’s first 3% of contributions and 50% of the next 2% of contributions. Participant contributions are held and invested, pursuant to the participant’s instructions, by the plan’s trustee.

Nonqualified Deferred Compensation

We have not historically maintained nonqualified defined contribution plans or other nonqualified deferred compensation plans.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Termination or Change in Control Benefits

Our executive officers may become entitled to certain benefits or enhanced benefits in connection with a qualifying termination and/or a change in control of our company. Each of our executive officers’ employment agreements entitles them to certain benefits, upon a qualifying termination and in connection with a change in control of our company. For additional discussion, please see “Employment Agreements with our Named Executive Officers.”

Incentive Award Plans

Phantom Stock Plan

Our board of directors adopted our Phantom Stock Plan in December 2017. As of July 22, 2020, no additional awards of phantom stock were outstanding and the Phantom Stock Plan was terminated.

The Phantom Stock Plan provided for the grant of phantom stock, which was a hypothetical share of our company representing the contractual right to receive compensation equal to the fair market value of a share of our common stock on the applicable settlement date less the base price per share of the phantom stock, if any. Our Phantom Stock Plan permitted the grant of phantom stock to our employees, directors, and consultants.

The number of shares of phantom stock that could be subject to awards under the Phantom Stock Plan was determined from time to time by our board of directors or a duly authorized committee thereof.

Our board of directors, or a duly authorized committee of our board of directors to which the board delegates its administrative authority, administered our Phantom Stock Plan and was referred to as the “plan administrator.”

Under the Phantom Stock Plan, phantom stock could be settled in one of the following forms, at the election of the recipient: (i) cash, (ii) LENSAR common stock (with the consent of the our board of directors), or (iii) any other valid consideration determined by the plan administrator. On the applicable settlement date, participants were entitled to receive a payout in respect of each share of phantom stock an amount equal to the fair market value per share of our common stock on the applicable settlement date, or, subject to our consent, a share of LENSAR common stock.

All phantom stock awards (including any proceeds, gains or other economic benefit actually or constructively received by participants upon the settlement of any phantom stock award or upon the receipt or resale of any shares issued upon settlement of the phantom stock award) are subject to the provisions of any claw-back policy we adopt to comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder.

2020 Incentive Award Plan

In July 2020, our board of directors and our stockholders approved our 2020 Incentive Award Plan, or the 2020 Plan, which became effective immediately. Under the 2020 Plan, we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2020 Plan are summarized below.

Eligibility and Administration. Our employees, consultants and directors, and employees and consultants of our subsidiaries, are eligible to receive awards under the 2020 Plan. The 2020 Plan will generally be administered by our board of directors, which may delegate its duties and responsibilities to our compensation committee or one or more committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under the 2020 Plan, Section 16 of the Exchange Act and/or stock exchange rules, as applicable. The plan administrator has the authority to make all determinations and

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2020 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2020 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available. The number of shares initially available for issuance under awards granted pursuant to the 2020 Plan is the sum of (a) 30,000,000 shares of our common stock, plus (b) if on the date we become publicly-traded (including the date of the Spin-Off), the aggregate number of shares remaining available for issuance under the 2020 Plan (not including shares that are subject to outstanding awards under the 2020 Plan) is less than 10% of the total shares outstanding on such date, an increase in the share reserve so that the total number of shares available for issuance under the 2020 Plan (not including shares that are subject to outstanding awards under the 2020 Plan) is equal to 10% of the total shares outstanding on such date (or such lesser number determined by our board of directors). The number of shares initially available for issuance will be further increased by an annual increase on January 1 of each calendar year beginning in 2022 and ending in 2030, equal to the lesser of (a) 5% of the shares of common stock outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as determined by our board of directors. No more than 200,000,000 shares of common stock may be issued upon the exercise of incentive stock options under the 2020 Plan. Shares issued under the 2020 Plan may be authorized but unissued shares, shares purchased in the open market or treasury shares. As of July 31, 2020, a total of 16,625,822 shares of restricted stock have been granted under the 2020 Plan, and 13,374,178 shares remain available for issuance under the 2020 Plan.

If an award under the 2020 Plan expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, any shares subject to such award will, as applicable, become or again be available for new grants under the 2020 Plan. Awards granted under the 2020 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2020 Plan.

Awards. The 2020 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, restricted stock units, or RSUs, stock appreciation rights, or SARs, and other stock or cash-based awards. Certain awards under the 2020 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2020 Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

•

Stock options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option will not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions. ISOs generally may be granted only to our employees and employees of our parent or subsidiary corporations, if any.

•

SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR will not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction), and

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

•

Restricted stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

•

Other stock or cash-based awards. Other stock or cash-based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash-based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

•

Performance Awards. Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including, but not limited to, gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to our performance or the performance of a subsidiary, division, business segment or business unit, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Provisions of the 2020 Plan Relating to Director Compensation. The 2020 Plan provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the 2020 Plan’s limitations. Prior to commencing the Spin-Off, we intend to adopt a non-employee director compensation program, which is described above under the heading “Director Compensation.” Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that, commencing in the first calendar year following the year in which we become publicly-traded, the sum of any cash compensation or other compensation and the grant date fair value (as determined in accordance with ASC 718, or any successor thereto) of any equity awards granted as compensation for services as a non-employee director during any fiscal year may not exceed $750,000, increased to $1,000,000, in the fiscal year of a non-employee director’s initial service as a non-employee director. The plan administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee directors.

Certain Transactions. In connection with certain transactions and events affecting our common stock, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2020 Plan to prevent the dilution or enlargement of intended benefits, facilitate such transaction or event, or give effect to such change in applicable laws or accounting principles. This includes canceling awards in exchange for either an amount in cash or other property with a value equal to the amount that would have been obtained upon exercise or settlement of the vested portion of such award or realization of the participant’s rights under the vested portion of such award, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares available, replacing awards with other rights or property or terminating awards under the 2020 Plan. In the event of a change in control where the acquirer does not assume awards granted under the 2020 Plan, awards issued under the 2020 Plan may be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable. In addition, in the event of certain non-reciprocal transactions with our stockholders, or an “equity restructuring,” the plan administrator will make equitable adjustments to the 2020 Plan and outstanding awards as it deems appropriate to reflect the equity restructuring. In no event will the Spin-Off constitute a change in control under the 2020 Plan.

Foreign Participants, Claw-back Provisions, Transferability and Participant Payments. With respect to foreign participants, the plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2020 Plan are generally non-transferable prior to vesting and are exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2020 Plan and exercise price obligations arising in connection with the exercise of stock options under the 2020 Plan, the plan administrator may, in its discretion, accept cash, wire transfer, or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable or any combination of the foregoing.

Plan Amendment and Termination. Our board of directors may amend or terminate the 2020 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2020 Plan. The plan administrator will have the authority, without the approval of our stockholders, to amend any outstanding stock option or SAR to reduce its price per share. No award may be granted pursuant to the 2020 Plan after the tenth anniversary of the date on which our board of directors adopted the 2020 Plan.

Securities Laws. The 2020 Plan is intended to conform to all provisions of the Securities Act, and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

limitation, Rule 16b-3. The 2020 Plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Federal Income Tax Consequences. The material federal income tax consequences of the 2020 Plan under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the 2020 Plan. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

•

Stock options and SARs. A 2020 Plan participant generally will not recognize taxable income and we generally will not be entitled to a tax deduction upon the grant of a stock option or SAR. The tax consequences of exercising a stock option and the subsequent disposition of the shares received upon exercise will depend upon whether the option qualifies as an ISO or an NSO. Upon exercising an NSO when the fair market value of our stock is higher than the exercise price of the option, a 2020 Plan participant generally will recognize taxable income at ordinary income tax rates equal to the excess of the fair market value of the stock on the date of exercise over the purchase price, and we (or our subsidiaries, if any) generally will be entitled to a corresponding tax deduction for compensation expense, in the amount equal to the amount by which the fair market value of the shares purchased exceeds the purchase price for the shares. Upon a subsequent sale or other disposition of the option shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Upon exercising an ISO, a 2020 Plan participant generally will not recognize taxable income, and we will not be entitled to a tax deduction for compensation expense. However, upon exercise, the amount by which the fair market value of the shares purchased exceeds the purchase price will be an item of adjustment for alternative minimum tax purposes. The participant will recognize taxable income upon a sale or other taxable disposition of the option shares. For federal income tax purposes, dispositions are divided into two categories: qualifying and disqualifying. A qualifying disposition generally occurs if the sale or other disposition is made more than two years after the date the option was granted and more than one year after the date the shares are transferred upon exercise. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition generally will result.

Upon a qualifying disposition of ISO shares, the participant will recognize long-term capital gain in an amount equal to the excess of the amount realized upon the sale or other disposition of the shares over their purchase price. If there is a disqualifying disposition of the shares, then the excess of the fair market value of the shares on the exercise date (or, if less, the price at which the shares are sold) over their purchase price will be taxable as ordinary income to the participant. If there is a disqualifying disposition in the same year of exercise, it eliminates the item of adjustment for alternative minimum tax purposes. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the participant.

We will not be entitled to any tax deduction if the participant makes a qualifying disposition of ISO shares. If the participant makes a disqualifying disposition of the shares, we should be entitled to a tax deduction for compensation expense in the amount of the ordinary income recognized by the participant.

Upon exercising or settling an SAR, a 2020 Plan participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid or value of the shares issued upon exercise or settlement. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

•

Restricted stock and RSUs. A 2020 Plan participant generally will not recognize taxable income at ordinary income tax rates and we generally will not be entitled to a tax deduction upon the grant of restricted stock or RSUs. Upon the termination of restrictions on restricted stock or the payment of RSUs, the participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid to the participant or the amount by which the then fair market value of the shares received by the participant exceeds the amount, if any, paid for them. Upon the subsequent disposition of any shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares. However, a 2020 Plan participant granted restricted stock that is subject to forfeiture or repurchase through a vesting schedule such that it is subject to a “risk of forfeiture” (as defined in Section 83 of the Code) may make an election under Section 83(b) of the Code to recognize taxable income at ordinary income tax rates, at the time of the grant, in an amount equal to the fair market value of the shares of common stock on the date of grant, less the amount paid, if any, for such shares. We will be entitled to a corresponding tax deduction for compensation, in the amount recognized as taxable income by the participant. If a timely Section 83(b) election is made, the participant will not recognize any additional ordinary income on the termination of restrictions on restricted stock, and we will not be entitled to any additional tax deduction.

•

Other stock or cash-based awards. A 2020 Plan participant will not recognize taxable income and we will not be entitled to a tax deduction upon the grant of other stock or cash-based awards until cash or shares are paid or distributed to the participant. At that time, any cash payments or the fair market value of shares that the participant receives will be taxable to the participant at ordinary income tax rates and we should be entitled to a corresponding tax deduction for compensation expense. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

2020 Employee Stock Purchase Plan

In connection with the Spin-Off, we intend our 2020 Employee Stock Purchase Plan, or the ESPP, which will become effective prior to the Spin-Off. The material terms of the ESPP, as it is currently contemplated, are summarized below. Our board of directors is still in the process of considering the ESPP and, accordingly, this summary is subject to change.

Shares available; administration. A total of                  shares of our common stock will be initially reserved for issuance under our ESPP. In addition, the number of shares available for issuance under the ESPP will be annually increased on January 1 of each calendar year beginning in 2021 and ending in 2030, by an amount equal to the lesser of: (a) 1% of the shares outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as is determined by our board of directors. In no event will more than                  shares of our common stock be available for issuance under the ESPP.

Our board of directors or its committee will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the compensation committee will be the initial administrator of the ESPP.

Eligibility. Our employees are eligible to participate in the ESPP if they meet the eligibility requirements under the ESPP established from time to time by the plan administrator. However, an employee may not be granted rights to purchase stock under our ESPP if such employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Grant of rights. The ESPP is intended to qualify under Section 423 of the Code and stock will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The number of purchase periods within, and purchase dates during each offering period will be established by the plan administrator prior to the commencement of each offering period. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.

The ESPP permits participants to purchase common stock through payroll deductions of up to     % of their eligible compensation, which includes a participant’s gross base compensation for services to us, including overtime payments and excluding sales commissions, incentive compensation, bonuses, expense reimbursements, fringe benefits and other special payments. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period, which, in the absence of a contrary designation, will be                  shares. In addition, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our common stock. The option will be exercised on the applicable purchase date(s) during the offering period, to the extent of the payroll deductions accumulated during the applicable purchase period. The purchase price of the shares, in the absence of a contrary determination by the plan administrator, will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the applicable purchase date, which will be the final trading day of the applicable purchase period. Participants may voluntarily end their participation in the ESPP at any time at least one week prior to the end of the applicable offering period (or such shorter or longer period specified by the plan administrator), and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon a participant’s termination of employment.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

Certain Transactions. In the event of certain transactions or events affecting our common stock, such as any stock dividend or other distribution, change in control, reorganization, merger, consolidation or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, including a change in control, This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below, whom we refer to as our named executive officers.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the closing of this offering may differ materially from the currently planned programs summarized in this discussion.

Federal Income Taxes. The material federal income tax consequences of the ESPP under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the ESPP. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the ESPP. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the ESPP (i.e., the first day of the offering period). In addition, the employee will not recognize taxable income upon the purchase of shares. Upon such sale or disposition, the participant will generally be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed of more than two years from the first day of the offering period during which the shares were purchased and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income measured as the lesser of: (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price; or (2) an amount equal to 15% of the fair market value of the shares as of the first day of the offering period. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price and we will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the employee. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and we will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this information statement, approximately      % of the outstanding shares of our capital stock are beneficially owned by PDL, with the remainder being beneficially owned by certain of our directors, executive officers and other employees. After the Spin-Off, PDL will not own, directly or beneficially, any shares of our capital stock. The following table sets forth certain information with respect to the anticipated beneficial ownership of our common stock following the consummation of the Distribution for:

•	each of our stockholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding shares of common stock;

•	each person who is expected to serve on our Board of Directors following the Spin-Off;

•	each of the officers named in the 2019 Summary Compensation Table in “Executive Compensation”; and

•	all of our directors and executive officers following the Spin-Off, as a group.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of PDL common stock on                     , 2020, assuming a distribution ratio of                 share of our common stock for every                 shares of PDL common stock held by such person.

To the extent our directors and executive officers own PDL common stock on the Record Date, they will participate in the Distribution on the same terms as other holders of PDL common stock.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o 2800 Discovery Drive, Orlando, FL 32826.

Name	Shares Beneficially Owned	Percentage of Outstanding Common Stock(1)
5% Beneficial Owners
BlackRock, Inc.(2)			%
Dimensional Fund Advisors LP (3)			%
Renaissance Technologies Corp. (4)

Directors and Executive Officers
Nicholas Curtis
Alan Connaughton
Richard Lindstrom, MD
William Link, PhD
John McLaughlin
Gary Winer

All executive officers and directors (including nominees) as a group (7 persons)			%

*	Represents beneficial ownership of less than 1%.
(1)

Assuming                      LENSAR shares outstanding immediately following the separation (based on                      PDL shares outstanding on             , 2020, giving effect to a distribution ratio of one share of LENSAR common stock for every              shares of PDL common stock held by such person). The actual number of our outstanding shares of common stock following the distribution will be determined on the record date for the distribution. Except as otherwise noted in the footnotes below, to our knowledge the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

(2)

All information included in this footnote and table regarding the beneficial ownership of BlackRock, Inc., a Delaware corporation, is based on our review of the Schedule 13G/A filed with the SEC on February 5, 2020. BlackRock, Inc. discloses the identity of the subsidiaries that acquired the securities being reported by BlackRock, Inc. as BlackRock (Netherlands) B.V.; BlackRock Advisors, LLC; BlackRock Asset Management Canada Limited; BlackRock Asset Management Ireland Limited; BlackRock Asset Management Schweiz AG; BlackRock Financial Management, Inc.; BlackRock Fund Advisors; BlackRock Institutional Trust Company, N.A.; BlackRock Investment Management (Australia) Limited; BlackRock Investment Management (UK) Limited; and BlackRock Investment Management, LLC.

(3)

All information included in this footnote and table regarding the beneficial ownership of Dimensional Fund Advisors LP, a Delaware limited partnership, is based on our review of the Schedule 13G filed with the SEC on February 12, 2020.

(4)

All information included in this footnote and table regarding the beneficial ownership of Renaissance Technologies LLC (RTC), a Delaware limited liability company, and Renaissance Technologies Holdings Corporation (RTHC), a Delaware corporation, is based on our review of the Schedule 13G/A filed with the SEC on February 13, 2020. RTHC maintains a majority ownership of RTC.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements between PDL and LENSAR Relating to the Spin-Off

Following the Spin-Off, we and PDL will operate independently, and neither will have any ownership interest in the other. In order to govern certain ongoing relationships between PDL and us after the Spin-Off and to provide mechanisms for an orderly transition, we and PDL intend to enter into agreements pursuant to which certain services and rights will be provided for following the Spin-Off, and we and PDL will indemnify each other against certain liabilities arising from our respective businesses, as provided for below. The following is a summary of the terms of the material agreements we expect to enter into with PDL. As is customary in spin-off transactions, the agreements between the applicable parties which serve to allocate the assets and liabilities that relate to the parties’ respective businesses do not typically expire, so that such allocation can be assured over time. Accordingly, the Separation and Distribution Agreement and the Tax Matters Agreement do not terminate upon the expiration of a specified period of time.

This summary does not purport to be complete and may not contain all of the information about these agreements that is important to you. These summaries are subject to, and qualified by reference to, the agreements described below, the form of each of which will be included as an exhibit to the registration statement on Form 10 of which this information statement is a part. You are encouraged to read each of these agreements carefully and in their entirety, as they are the primary legal documents governing the relationship between PDL and us following the Spin-Off.

Separation and Distribution Agreement

We will enter into the Separation and Distribution Agreement with PDL before the Spin-Off. The Separation and Distribution Agreement will set forth the agreements between PDL and us regarding the principal transactions necessary to separate us from PDL. It also will set forth other agreements that govern certain aspects of our relationship with PDL after the completion of the Spin-Off.

Except for matters covered by the Separation and Distribution Agreement, the Transition Services Agreement, the Tax Matters Agreement and the other transactions entered into in the ordinary course of business, any and all agreements, arrangements, commitments and understandings, between the LENSAR Entities and the PDL Entities will terminate prior to or as of the Distribution date.

In general, neither we nor PDL will make any representations or warranties regarding the transactions contemplated by the Separation and Distribution Agreement or the respective businesses, assets, liabilities, condition or prospects of PDL or us.

Distribution. On the Distribution date, PDL will distribute to its stockholders                  share of our common stock for every                 shares of PDL common stock held by PDL stockholders.

Conditions. The Separation and Distribution Agreement will provide that the Distribution is subject to several conditions that must be satisfied or waived by PDL in its sole discretion. For further information regarding these conditions, see “The Spin-Off—Conditions to the Spin-Off.” Even if all of the conditions have been satisfied, PDL’s Board of Directors may, in its sole and absolute discretion, terminate and abandon the Distribution and the related transactions at any time prior to the Distribution date.

Removal of Guarantees and Releases from Liabilities. The Separation and Distribution Agreement will require each party to use commercially reasonable efforts to remove as the other party and its subsidiaries and affiliates as guarantor of any of the first party’s obligations. The Separation and Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between any of the PDL Entities and any of the LENSAR Entities.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Release of Claims. The Separation and Distribution Agreement will provide for a full and complete release and discharge of all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the effective time of the Distribution, between or among any of the PDL Entities and any of the LENSAR Entities, except as expressly set forth in the Separation and Distribution Agreement.

Indemnification. We and PDL will agree to indemnify each other and each of our and their respective affiliates and representatives, and each of the heirs, executors, successors and assigns of such representatives against all liabilities to the extent relating to or arising out of our or their respective business as conducted at any time, including any breach by such company of the Separation and Distribution Agreement, and, with respect to information contained in the registration statement on Form 10 of which this information statement is a part, any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that PDL will agree to indemnify us solely with respect to information regarding any of the PDL Entities provided to us by any of the PDL Entities for inclusion therein.

Exchange of Information. We and PDL will agree to provide each other with information relating to the other party or the conduct of its business prior to the Spin-Off, and information reasonably necessary to prepare financial statements and any reports or filings to be made with any governmental authority. We and PDL will also agree to retain such information in accordance with our and their respective record retention policies as in effect on the date of the Separation and Distribution Agreement and to afford each other access to former and current representatives as witnesses or records as reasonably required in connection with any relevant litigation.

Further Assurances. We and PDL will agree to take all actions reasonably necessary or desirable to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements related thereto, including using commercially reasonable efforts to promptly obtain all consents and approvals, to enter into all agreements and to make all filings and applications that may be required for the consummation of such transactions.

Termination. The Separation and Distribution Agreement will provide that it may be terminated by PDL at any time prior to the Spin-Off by and in the sole discretion of PDL without our approval or the approval of the stockholders of PDL.

Transition Services Agreement

PDL provides us with certain support functions, including accounting and other financial functions. Prior to the Spin-Off and to help ensure an orderly transition, LENSAR and PDL will enter into the Transition Services Agreement, pursuant to which, in exchange for the fees specified in such agreement, PDL will continue to provide such services (through various separate work streams) to us on an interim basis, ranging in duration from three to nine months, with the majority of such services being provided for a duration of three to six months. We believe that the terms and conditions under the Transition Services Agreement, including the pricing, are arms’ length.

The agreed upon charges for such services are either (i) generally intended to allow PDL to recover all out-of-pocket costs and expenses, along with a pre-determined mark-up of such out-of-pocket costs and expenses or (ii) where available, a benchmark market based rate for the service. We estimate that we will pay PDL up to an aggregate of approximately $             million over the term of the Transition Services Agreement for the services provided thereunder. In addition, we expect the vast majority of the expenses, up to approximately $             million, to be incurred and paid during the first six months following the Distribution. These costs are estimates and may vary based on need and the pace at which we transition from PDL.

Pursuant to the Transition Services Agreement, each of PDL and LENSAR will agree to customary confidentiality agreements regarding any confidential information of the other party received in the course of performance of the services.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

The Transition Services Agreement will continue in effect until the earliest of (i) the date all transition services have expired in accordance with the terms of the agreement, (ii) the date all transition services have been terminated in accordance with the terms of the agreement or (iii) the date on which the agreement is terminated as a whole. If one party defaults under the agreement, the non-defaulting party may terminate any service affected by such breach or the agreement in its entirety.

We also may incur direct fees for any additional services that we ask PDL to provide. In the event that we ask PDL to provide such additional services, we will negotiate with PDL regarding the terms and conditions for such services and the fees related thereto.

Tax Matters Agreement

In connection with the Distribution, we and PDL will enter into the Tax Matters Agreement. The Tax Matters Agreement will generally govern the respective rights, responsibilities and obligations of us and PDL with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and certain other matters regarding taxes.

Our obligations under the Tax Matters Agreement are not limited in amount or subject to any cap. Further, even if we are not responsible for tax liabilities of PDL and its subsidiaries under the Tax Matters Agreement, we nonetheless could be liable under applicable tax law for such liabilities if PDL were to fail to pay them. If we are required to pay any liabilities under the circumstances set forth in the Tax Matters Agreement or pursuant to applicable tax law, the amounts may be significant.

Under the Tax Matters Agreement and subject to certain exceptions, we generally will be liable for, and will indemnify PDL against, taxes reported on our separate tax returns, and PDL generally will be liable for, and will indemnify us against, taxes reported on its tax returns. Each party will generally be responsible for preparing and filing its own tax returns.

Related Party Transactions

Set forth below is a description of certain relationships and related person transactions between us or our subsidiaries and our directors, executive officers and holders of more than 5% of our voting securities during the fiscal years ended December 31, 2019, 2018 and 2017. We believe that all of the following transactions were entered into with terms as favorable as could have been obtained from unaffiliated third parties in an arm’s length transaction.

Historical Relationship with PDL

From October 2013 to May 2017, PDL provided us debt financing under various credit agreements. We became a direct subsidiary of PDL as of May 11, 2017 when PDL acquired all of our outstanding equity in exchange for cancellation of PDL’s claims as a secured creditor in Chapter 11 bankruptcy proceedings. At that time, PDL also expanded the debtor-in-possession financing to a broader, secured, first priority $8.6 million term loan facility, or the Credit Agreement, to support our operations post-bankruptcy. The Credit Agreement was amended in April 2019 to increase the size of the term loan facility by an additional $17.0 million dollars, and it was further amended in April 2020 to increase the size of the term loan facility by an additional $7.0 million dollars. In July 2020, we entered into a contribution and exchange agreement with PDL, whereby we issued to PDL a total of 25,256,198 shares of our common stock in exchange for the extinguishment of the $32.6 million outstanding, including accrued interest, we owed to PDL under the Credit Agreement.

In connection with our bankruptcy proceedings, we issued to PDL an aggregate of 30,000 shares of Series A Preferred Stock for an aggregate price of approximately $30 million. The Series A Preferred Stock has an aggregate liquidation preference of $30,000, plus all accrued and unpaid dividends (whether or not declared).

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Dividends on each share of preferred stock initially accrued on an annual basis at a rate of 15.00% per annum of the stated value, and subsequently decreased to 5.0% per annum of the liquidation price effective January 1, 2019 as amended in December 2018. In July 2020, we exchanged all 30,000 shares of our Series A Preferred Stock, including any accrued and unpaid dividends thereon, for a total of 30,733,432 shares of our common stock. We currently do not have any shares of Series A Preferred Stock outstanding.

PDL currently provides certain corporate support services to us and costs associated with these functions historically have been charged to us. Such charges include costs related to organizational oversight, employee benefits, finance and accounting, risk management, professional services, and legal, among others. For the years ended December 31, 2019 and 2018, expenses allocated to us, including those charged to us, were $4.4 million and $5.0 million, respectively.

Our wholly owned subsidiary, PDLIH, which does not hold any assets relating to our business, will be distributed to PDL prior to effecting the Spin-Off.

The charges described above may not necessarily be indicative of the actual expenses we would have incurred as an independent company during the periods prior to the Spin-Off or of the costs we will incur in the future. Any similar corporate support services to us provided by PDL are expected to be settled in cash after the Spin-Off pursuant to the Transition Services Agreement.

Potential Conflicts of Interest

A number of our directors and officers continue to own PDL common stock, as well as, in some cases, equity awards covering PDL stock. The direct interests of our directors and officers and related entities in common stock of PDL could create, or appear to create, potential conflicts of interest with respect to matters involving both PDL and us that could have different implications for PDL than they do for us. As a result, we may be precluded from pursuing certain opportunities on which we would otherwise act, including growth opportunities.

Following the Spin-Off, we and PDL will operate independently, and neither will have any ownership interest in the other. Our executive officers and members of our Board of Directors have fiduciary duties to our stockholders. Likewise, any such persons who serve in similar capacities at PDL have fiduciary duties to that company’s stockholders. Therefore, such persons may have conflicts of interest or the appearance of conflicts of interest with respect to matters involving or affecting more than one of the companies to which they owe fiduciary duties. For example, there may be the potential for a conflict of interest when we or PDL looks at acquisitions and other corporate opportunities that may be suitable for each of them. Any potential conflicts that arise will be addressed on a case-by-case basis, keeping in mind the applicable fiduciary duties owed by the directors of each issuer. From time to time, we may enter into transactions with PDL and/or its subsidiaries or other affiliates. There can be no assurance that the terms of any such transactions will be as favorable to us, PDL, or any of their subsidiaries or affiliates as would be the case where there is no overlapping director. See “—Policies and Procedures for Related Party Transactions” below for a discussion of certain procedures we will institute to address any such potential conflicts that may arise.

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the effectiveness of the registration statement of which this information statement forms a part, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest,

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

Indemnification Agreements

We will enter into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. Further, pursuant to our indemnification agreements and directors’ and officers’ liability insurance, our directors and executive officers are indemnified and insured against the cost of defense, settlement or payment of a judgment under certain circumstances.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

DESCRIPTION OF LENSAR CAPITAL STOCK

General

Our amended and restated certificate of incorporation will authorize us to issue up to                  shares of common stock, $0.01 par value per share and up to                 shares of preferred stock, $0.01 par value per share. The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the forms of amended and restated certificate of incorporation and the amended and restated bylaws. Copies of these documents are filed with the SEC as exhibits to our registration statement on Form 10 of which this information statement forms a part.

All of our issued and outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable. Our shares of common stock are not redeemable and, following the Distribution, will not have preemptive rights.

Common Stock

The holders of our common stock are entitled to the following rights.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds. We have never declared or paid dividends on our common stock and currently do not anticipate paying any cash dividends after the Spin-Off or in the foreseeable future.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Upon the completion of the Distribution, our Board of Directors will have the authority, without further action by our stockholders, to issue up to                  shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of LENSAR or other corporate action. Upon completion of the Distribution, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws that May Have an Anti-Takeover Effect

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws that are summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•	establish a classified Board of Directors, with three classes of directors;

•	authorize the issuance of blank check preferred stock that our Board of Directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	limit the ability of stockholders to remove directors, such that directors can only be removed for cause, and a supermajority stockholder vote is required to remove directors;

•	prohibit our stockholders from calling a special meeting of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide for plurality voting in the election of Directors;

•	require that all Board of Directors vacancies resulting from the expansion of the Board of Directors or the resignation, death or removal of a director be filled by the Board of Directors;

•	provide that the Board of Directors is expressly authorized to adopt, alter or repeal our bylaws;

•

require a 66 2/3% vote of stockholders, voting together as a single class, to amend the provisions of our amended and restated bylaws and certain provisions of our amended and restated certificate of incorporation; and

•	establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

The foregoing provisions of our amended and restated certificate of incorporation and amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by our Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Finally, our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or agents to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws; or (iv) any action asserting a claim against us governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees or agents and arising under the Securities Act. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Delaware Takeover Statute

Subject to certain exceptions, Section 203 prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In our amended and restated certificate of incorporation, we do not elect “opt out” of being governed by Section 203 of the DGCL, as permitted under and pursuant to subsection (b)(3) of Section 203. Accordingly, we will be governed by Section 203 of the DGCL.

Listing

We have applied to list our common stock on the                  under the symbol “LNSR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. at (877) 424-4271.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

RECENT SALES OF UNREGISTERED SECURITIES

In the three years preceding the date of this registration statement, we have issued to our employees, officers and directors an aggregate of 1,109,073 shares as part of our Phantom Stock Plan. For more information about the Phantom Stock Plan, see “Executive Compensation—Incentive Award Plans.”

Since July 2017, we have issued and sold the following securities:

1.	In July 2020, in connection with the exchange of our 30,000 Series A Preferred Stock, including any accrued and unpaid dividends thereon, we issued 30,733,432 shares of our common stock to PDL.

2.

In July 2020, in connection with the contribution and exchange agreement with PDL, we exchanged $32.6 million outstanding under our Credit Agreement for 25,256,198 shares of our common stock issued to PDL.

3.	In July 2020, we completed the sale of an aggregate of 6,666,666 shares of our common stock to PDL for an aggregate purchase price of approximately $8.0 million.

4.	In July 2020, we granted restricted stock awards covering an aggregate of 16,625,822 shares under our 2020 Plan to our employees, consultants and directors.

The issuances of securities described above were pursuant to Section 4(a)(2) or Rule 701 under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

None of the transactions set forth in Item 15 involved any underwriters, underwriting discounts or commissions or any public offering. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

INDEMNIFICATION AND LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS

We are governed by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

Our amended and restated certificate of incorporation and amended and restated bylaws will authorize the indemnification of our officers and directors, consistent with Section 145 of the DGCL.

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

We expect to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement, which constitutes a part of the registration statement on Form 10, does not contain all of the information set forth in the registration statement on Form 10 or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement on Form 10 and the exhibits and schedules filed thereto. Statements contained in this information statement regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement on Form 10 are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement on Form 10. Following the Distribution, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. Information contained on any website referenced in this information statement does not and will not constitute a part of this information statement or the registration statement on Form 10 of which this information statement is a part.

Information that we file with the SEC after the date of this information statement may supersede the information in this information statement. You may read these reports, proxy statements and other information and obtain copies of such documents and information as described above. You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement. Neither the delivery of this information statement nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth or in our affairs since the date hereof.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

LENSAR, Inc.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Report of Independent Registered Public Accounting Firm

The distribution of LENSAR, Inc.’s ownership interest in PDL Investment Holdings, Inc. to PDL Biopharma, Inc. described in Note 1 to the financial statements has not been consummated as of August 4, 2020. When it has been consummated, we will be in a position to furnish the following report.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

August 4, 2020

“Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of LENSAR, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of LENSAR, Inc. (the “Company”) as of December 31, 2019 and 2018, and the related statements of operations, of changes in stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the Company has incurred recurring losses and operating cash outflows since its inception and COVID-19 has adversely affected the Company’s results of operations, financial condition and cash flows. Management’s evaluation of the events and conditions and management’s plans to mitigate these matters have been described in Note 1.

Orlando, Florida

June 19, 2020, except for the effects of the distribution of LENSAR, Inc.’s ownership interest in PDL Investment Holdings, Inc. to PDL Biopharma, Inc. described in Note 1, as to which the date is

We have served as the Company’s auditor since 2020.”

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

LENSAR, Inc.

STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Year Ended December 31,
	2019	2018
Revenue
Product	$23,254	$17,239
Lease	4,181	4,567
Service	3,093	2,582

Total revenue	30,528	24,388

Cost of revenue (exclusive of amortization)
Product	12,030	8,315
Lease	2,264	2,854
Service	3,005	2,471

Total cost of revenue	17,299	13,640

Operating expenses
Selling, general and administrative expenses	17,147	16,143
Research and development expenses	7,569	2,784
Amortization of intangible assets	1,227	1,137

Operating loss	(12,714)	(9,316)

Other income (expense)
Interest expense	(2,001)	(3,321)
Other income, net	58	64

Loss before income taxes	(14,657)	(12,573)
Income tax expense	—	20

Net loss	$(14,657)	$(12,593)

Cumulative dividends in excess of interest expense on mandatorily redeemable preferred stock	—	(1,451)

Net loss attributable to common stockholders	$(14,657)	$(14,044)

Net loss per share attributable to common stockholders
Basic and diluted	$(1.52)	$(1.46)

Weighted-average number of shares used in calculation of loss per share:
Basic and diluted	9,630,000	9,630,000

The accompanying notes are an integral part of these financial statements

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

LENSAR, Inc.

BALANCE SHEETS

(In thousands, except share and per share amounts)

	As of December 31,
	2019	2018
Assets
Current assets:
Cash	$4,615	$3,344
Accounts receivable, net	3,384	3,302
Notes receivable, net	502	472
Inventories	8,064	4,062
Prepaid and other current assets	618	567

Total current assets	17,183	11,747
Property and equipment, net	720	699
Equipment under lease, net	1,431	2,917
Notes and other receivables, long-term, net	827	753
Intangible assets, net	13,366	12,293
Other assets	1,009	476

Total assets	$34,536	$28,885

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$1,577	$1,412
Accrued liabilities	4,778	3,623
Deferred revenue	777	871
Contingent consideration	—	1,071
Other current liabilities	697	683

Total current liabilities	7,829	7,660
Long-term operating lease liabilities	333	—
Note payable due to related party	20,200	6,321
Mandatorily redeemable preferred stock	36,417	34,890
Other long-term liabilities	310	479

Total liabilities	65,089	49,350

Commitments and contingencies (Note 11)
Stockholders’ deficit:
Common stock, par value $0.01 per share, 9,630,000 shares authorized, issued and outstanding at December 31, 2019 and 2018, respectively	96	96
Additional paid-in capital	7,536	2,967
Accumulated deficit	(38,185)	(23,528)

Total stockholders’ deficit	(30,553)	(20,465)

Total liabilities and stockholders’ deficit	$34,536	$28,885

The accompanying notes are an integral part of these financial statements

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

LENSAR, Inc.

STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2019	2018
Cash flows from operating activities
Net loss	$(14,657)	$(12,593)
Adjustments to reconcile loss to net cash (used in) provided by operating activities:
Depreciation	2,639	3,453
Amortization of intangible assets	1,227	1,137
Non-cash operating lease cost	537	—
Provision for bad debts	(78)	8
Loss on disposal of property and equipment	—	66
Stock-based compensation expense	102	123
Changes in operating assets and liabilities:
Accounts receivable, net	14	443
Prepaid and other current assets	(51)	(5)
Inventory	(4,773)	(876)
Accounts payable	127	663
Accrued liabilities	1,929	3,024
Other	395	2,672

Net cash used in operating activities	(12,589)	(1,885)

Cash flows from investing activities
Acquisition of intangibles	(1,700)	(2,092)
Payment of contingent consideration	—	(644)
Purchase of property and equipment	(389)	(1,156)

Net cash used in investing activities	(2,089)	(3,892)

Cash flows from financing activities
Contributions from PDL	3,826	3,867
Distributions to PDL	(31)	(198)
Proceeds from notes payable	13,225	3,500
Payment of contingent consideration	(1,071)	(214)

Net cash provided by financing activities	15,949	6,955

Net increase in cash and restricted cash	1,271	1,178
Cash and restricted cash at beginning of the year(1)	3,444	2,266

Cash and restricted cash at end the year(2)	$4,715	$3,444

The accompanying notes are an integral part of these financial statements

(1)	Includes restricted cash of $100 as of December 31, 2018 and 2017, respectively.
(2)	Includes restricted cash of $100 as of December 31, 2019 and 2018, respectively

The restricted cash balance is included as part of Other assets in the Balance Sheets.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

LENSAR, Inc.

STATEMENTS OF CASH FLOWS, continued

(In thousands)

	Year Ended December 31,
	2019	2018
Supplemental cash flow information
Cash paid for income taxes	$—	$—
Cash paid for interest	$473	$272
Supplemental schedule of non-cash investing and financing activities
Transfer to equipment under lease, net	$745	$284
Phantom stock liability settled with common stock	$784	$—
Contingent consideration related to asset acquisition	$—	$1,929

The accompanying notes are an integral part of these financial statements

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

LENSAR, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

(In thousands, except share and per share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance as of December 31, 2017	9,630,000	$96	$(903)	$(10,973)	$(11,780)
Impact of adoption of ASC 606	—	—	—	38	38
Net loss	—	—	—	(12,593)	(12,593)
Contributions from PDL	—	—	3,989	—	3,989
Distributions to PDL	—	—	(119)	—	(119)

Balance as of December 31, 2018	9,630,000	96	2,967	(23,528)	(20,465)
Net loss	—	—	—	(14,657)	(14,657)
Contributions from PDL	—	—	3,928	—	3,928
Distributions to PDL	—	—	(143)	—	(143)
Settlement of phantom stock-based awards	—	—	784	—	784
Balance as of December 31, 2019	9,630,000	$96	$7,536	$(38,185)	$(30,553)

The accompanying notes are an integral part of these financial statements

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note 1. Overview and Basis of Presentation

Overview and Organization

LENSAR, Inc. (“LENSAR” or the “Company”) is a global medical device business focused on the design, development and commercialization of advanced technology for the treatment of cataracts and management of astigmatisms to achieve improved vision outcomes for patients. The Company’s revenue is derived from the sale and lease of the LENSAR Laser System, which may include equipment, a consumable referred to as the Patient Interface Devices (“PIDs”), procedure licenses, training, installation, limited warranty and maintenance agreements through extended warranty.

The Company’s parent entity, PDL BioPharma, Inc. (“PDL” or the “Parent”) intends to pursue a separation and distribution of its medical device segment, which is solely comprised of its majority owned subsidiary LENSAR. The proposed separation and distribution is intended to take the form of a spin-off and result in LENSAR becoming a stand-alone publicly traded company.

The Company has incurred recurring losses and operating cash outflows since its inception and as of December 31, 2019 had an accumulated deficit of $38.2 million. The Company expects to continue to incur losses and cash outflows from operating activities for the foreseeable future. In addition, the Company’s results of operations, financial condition and cash flows have been adversely affected by COVID-19. Refer to Note 17, Subsequent Events for further information. Accordingly, the Company does not currently have, nor does it expect to generate from operations, adequate liquidity to fund its operations for the next twelve months. To alleviate such conditions, PDL has committed that through June 20, 2021 it will provide financial support of up to $20.0 million to support the operating, investing and financing activities of the Company. In addition, during this period, PDL will not accelerate repayment of any loans between the Company and PDL. Accordingly, management believes that cash on hand and the financial support from PDL will provide sufficient liquidity to meet the Company’s projected obligations for at least twelve months from June 19, 2020, the date these financial statements were issued.

Basis of Presentation

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”).

These financial statements were prepared on a stand-alone basis derived from the consolidated financial statements and accounting records of PDL and are presented as if LENSAR had been operating as a stand-alone company for all years presented. These financial statements exclude the assets, liabilities, revenue and expenses directly attributable to LENSAR’s wholly owned subsidiary, PDL Investment Holdings, Inc. (“PDLIH”), as, prior to effecting a separation, PDL will effect a reorganization and distribute PDLIH to PDL.

The assets, liabilities, revenue and expenses directly attributable to the Company’s operations have been reflected in these financial statements on a historical cost basis, as included in the consolidated financial statements of PDL. The statements of operations include expenses for certain corporate support functions that are provided by the Parent such as administration and organizational oversight; including employee benefits, finance and accounting, treasury and risk management, professional and legal services, among others. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on a proportional basis of expenses of the Company and the Parent. Management of the Company and Parent considered the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Company during the periods presented. These allocations may

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

not be reflective of the expenses that would have been incurred had the Company operated as a separate, unaffiliated entity apart from PDL. Actual costs that would have been incurred if LENSAR had been a stand-alone, public company would depend on multiple factors, including the chosen organizational structure and strategic decisions made in various areas, including information technology and infrastructure. Following a separation, the Company expects to perform these functions using its own resources or purchased services. For an interim period, however, some of these functions may continue to be provided by the Parent as the Company may enter into one or more transition service agreements with the Parent in connection with a separation.

The Company was historically funded as part of the Parent’s treasury program. Cash and restricted cash managed through bank accounts legally owned by the Parent at the corporate level were not attributable to the Company for any of the periods presented. Only cash and restricted cash legally owned by the Company are reflected in the balance sheets. All significant transactions between the Company and the Parent are considered to be effectively settled for cash at the time the transaction is recorded, unless otherwise noted. Such transfers of cash to and from PDL have been included in these financial statements as a component of equity in the balance sheets and as a financing activity in the statements of cash flows, unless otherwise noted.

The Parent’s third-party debt has not been attributed and the related interest expense has not been allocated to the Company for any of the periods presented, as the Company was not the legal obligor of the debt and the Parent’s borrowings were not directly attributable to the Company’s business.

During the periods presented in these financial statements, the operations of the Company were included in the consolidated U.S. federal and state income tax returns filed by the Parent. Income tax expense and other income tax related information contained in the financial statements are presented on a separate return basis as if the Company had filed its own tax returns. The deferred income taxes of the Company as presented in these financial statements, including tax attributes such as net operating losses or credit carryforwards, may not be indicative of the deferred tax assets available to the Company in the future. The Company’s uncertain tax positions recorded under the separate return method may also differ from those recorded in the PDL financial statements. See Note 14 for more information.

Note 2. Summary of Significant Accounting Policies

Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes to the financial statements. The accounting estimates that require management’s most significant, difficult and subjective judgments include, but are not limited to, cost allocations from the Parent, revenue recognition and allowance for doubtful accounts, the valuation of notes receivable and inventory, the assessment of recoverability of intangible assets and their estimated useful lives, the valuation and recognition of stock-based compensation, operating lease right-of-use assets and liabilities, and the recognition and measurement of current and deferred income tax assets and liabilities. Furthermore, the impact on accounting estimates and judgments on the Company’s financial condition and results of operations due to COVID-19 has introduced additional uncertainties. Actual results could differ from these estimates.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its Chief

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Executive Officer. The Company has determined that it operates in one operating segment and one reportable segment, as the CODM reviews financial information presented on an entity-wide basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As of December 31, 2019, and 2018, 98% and 95% of long-lived assets were in the United States, respectively. Revenue is attributed to a geographic region based on the location of the customer.

Restricted Cash

Restricted cash primarily consists of funds reserved for bank business credit card service. The Company had $100 restricted cash as of December 31, 2019 and 2018. Restricted cash balances are included in other assets within the Company’s balance sheets.

Accounts Receivable

The Company had no allowance for doubtful accounts as of December 31, 2019 and $78 as of December 31, 2018. The Company provides an allowance for doubtful accounts based on experience and specifically identified risks. Accounts receivable are carried at estimated net realizable value and charged off against the allowance for doubtful accounts when the Company determines that recovery is unlikely, and the Company ceases collection efforts.

Fair Value Measurement

The fair value of the Company’s financial instruments are estimates of the amounts that would be received if the Company were to sell an asset or the Company paid to transfer a liability in an orderly transaction between market participants at the measurement date or exit price. The assets and liabilities are categorized and disclosed in one of the following three categories:

•	Level 1—based on quoted market prices in active markets for identical assets and liabilities.

•

Level 2—based on observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—based on unobservable inputs using management’s best estimate and assumptions when inputs are unavailable.

Fair value measurements are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

The carrying value of the Company’s cash, accounts receivable, accounts payable, accrued liabilities, and other current liabilities approximate fair value based on the short-term maturities of these instruments. The carrying value of the Company’s notes receivable also approximates fair value based on the associated credit risk.

Inventory

Inventory, which consists of raw materials, work-in-process and finished goods, is stated at the lower of cost or net realizable value. The Company determines cost using standard costs which approximates actual costs determined on the first-in, first-out basis. Inventory levels are analyzed periodically and written down to their net

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

realizable value if they have become obsolete, have a cost basis in excess of expected net realizable value or are in excess of expected requirements. The Company analyzes current and future product demand relative to the remaining product shelf life to identify potential excess inventory. The Company builds demand forecasts by considering factors such as, but not limited to, overall market potential, market share, market acceptance and patient usage. The Company classifies inventory as current on the balance sheets when the Company expects inventory to be consumed for commercial use within the next twelve months.

Intangible Assets

Intangible assets with finite useful lives consist primarily of acquired product rights, acquired technology, and customer relationships. Acquired product rights and acquired technology are amortized on a straight-line basis over their estimated useful lives of 15 to 20 years. Customer relationships are amortized on a straight-line basis or a double declining basis over their estimated useful lives up to 20 years, based on the method that better represents the economic benefits to be obtained. The estimated useful lives associated with finite-lived intangible assets are consistent with the estimated lives of the associated products and may be modified when circumstances warrant. Such assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The Company has not recorded any impairment of its intangible assets for the years ended December 31, 2019 and 2018.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the following estimated useful lives:

Leasehold improvements	Lesser of useful life or term of lease
Manufacturing equipment	3-5 years
Computer and office equipment	3 years
Transportation equipment	3 years
Furniture and fixtures	7 years

Equipment Under Lease

Equipment under lease is related to LENSAR laser systems which are leased to customers instead of sold. Equipment under operating lease is stated at cost less accumulated depreciation and is classified as equipment under lease, net on the balance sheets. Depreciation is computed using the straight-line method over an estimated useful life of the greater of the lease term or five years to ten years.

Note Payable Due to Related Party

Amounts loaned to the Company from PDL relate to funding the Company’s operations and are carried at the principal amount borrowed and accrued interest using the effective interest method. Balances that are due to PDL are to be cash settled and have been included in the balance sheets. Cash proceeds received from the Parent to fund the Company’s operations have been classified in the statements of cash flows as financing activities.

Mandatorily Redeemable Preferred Stock

The Company assessed the preferred stock’s provisions including redemption rights, dividends, voting rights and covenants to determine the classification of redeemable preferred stock. The Company’s preferred

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

stock is mandatorily redeemable with cumulative dividends at a fixed rate and is to be cash settled at redemption. Therefore, LENSAR’s preferred stock is classified as a liability in the balance sheets and accreted to the redemption value at redemption using the effective interest method. Refer to Note 10, Mandatorily Redeemable Preferred Stock.

Revenue Recognition

The reported results for 2019 and 2018 reflect the application of ASC 606, Revenue from Contracts with Customers (“ASC 606”). The Company adopted ASC 606 on January 1, 2018 using the modified retrospective method for all contracts not substantially completed as of the date of adoption. ASC 340-40, Contracts with customers (“ASC 340”) was adopted on the same date and using the same methodology as ASC 606. The standard changes the Company’s accounting treatment for incremental costs to obtain a contract, including sales commissions. Historically, the Company expensed incremental costs to obtain a contract as incurred. Under ASC 606 and ASC 340, the Company capitalizes sales commissions when the associated revenue is expected to be earned over a period that exceeds one year. The cumulative impact of the adoption of $38 was recorded to retained earnings as of January 1, 2018.

Policy Elections and Practical Expedients Taken

Upon the Company’s adoption of ASC 606, the Company applied the following policy elections:

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The Company has elected to apply the practical expedient that allows an entity to not adjust the promised amount of consideration in customer contracts for the effect of a significant financing component when the period between the transfer of product and services and payment of the related consideration is less than one year.

Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of product revenue. Shipping and handling costs for the years ended December 31, 2019 and 2018 were $100 and $150, respectively.

General

In accordance with ASC 606, revenue is recognized from the sale of products and services when the Company transfers control of such promised products and services. The amount of revenue recognized reflects the consideration to which LENSAR expects to be entitled to receive in exchange for these products and services. A five-step model is utilized to achieve the core principle and includes the following steps: (1) identify the customer contract; (2) identify the contract’s performance obligations; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue when the performance obligations are satisfied.

LENSAR principally derives its revenue from the sale and lease of the LENSAR Laser System and the sale of other related products and services, including PIDs, procedure licenses, and extended warranty service agreements. Most customers are on pre-paid or 30-day payment terms, depending on the product purchased. Typically, returns are not allowed.

Judgment is required to determine the level of interdependency between the LENSAR Laser System and the sale of other related products and services. For bundled packages, which include the sale or lease of a LENSAR Laser System and provision of other products and services, the Company accounts for individual products and

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

services separately if they are distinct—i.e. if a product or service is separately identifiable from other items in the bundled package and if the customer can benefit from it on its own or with other resources that are readily available to the customer. The LENSAR Laser System, training and installation services are one performance obligation. The other products and services, including PIDs, procedure licenses, and extended warranty services, which are either sold together with the LENSAR Laser System or on a standalone basis, are all accounted for as separate performance obligations. The transaction price of bundled packages is allocated to each performance obligation on a relative standalone selling price basis. Standalone selling prices are based on observable prices at which the Company separately sells the products or services. If a standalone selling price is not directly observable, the Company estimates the selling price using available observable information.

The Company recognizes revenue as the performance obligations are satisfied by transferring control of the product or service to a customer, as described below.

Product Revenue. The Company recognizes revenue for the sale of the following products at a point in time:

Equipment. The Company’s LENSAR Laser System sales are recognized as Product revenue when the Company transfers control of the system. This usually occurs after the customer signs a contract, LENSAR installs the system, and LENSAR performs the requisite training for use of the system for direct customers. LENSAR Laser System sales to distributors are recognized as revenue upon shipment as they do not require training and installation.

PID and Procedure Licenses. The LENSAR Laser System requires both a PID and a procedure license to perform each procedure. The Company recognizes Product revenue for PIDs when the Company transfers control of the PID. The Company recognizes Product revenue for procedure licenses at the point in time when control of the procedure license is transferred to the customer. A procedure license represents a one-time right to utilize the LENSAR Laser System surgical application in connection with a surgery procedure. For the sale of PIDs and procedure licenses, the Company may offer volume discounts to certain customers. To determine the amount of revenue that should be recognized at the time control over these products transfers to the customer, the Company estimates the average per unit price, net of discounts.

Service Revenue. The Company offers an extended warranty that provides additional maintenance services beyond the standard limited warranty. The Company recognizes Service revenue from the sale of extended warranties over the warranty period on a ratable basis as the Company stands ready to provide services as needed. Customers have the option of renewing the warranty period, which is considered a new and separate contract.

Lease Revenue. For LENSAR Laser System operating leases, the Company recognizes lease revenue over the length of the lease in accordance with ASC Topic 840, Leases, through December 31, 2018 and recognizes lease revenue in accordance with ASC Topic 842, Leases, after January 1, 2019. For additional information regarding accounting for leases, see the Leases section within this footnote below and Note 6, Leases.

Contract Costs

The Company offers a variety of commission plans to the Company’s salesforce. Certain compensation under these plans is earned by sales representatives solely as a result of obtaining a customer contract. These are considered incremental costs of obtaining a contract and are eligible for capitalization under ASC 340-40 to the extent they are recoverable. Incremental costs of obtaining a contract are deferred over the period the related revenue is recognized and the Company has elected not to defer costs related to goods or services to be delivered over a period that is one year or less.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Significant Financing Component

The Company provides extended payment terms to certain customers that represent a significant financing component. The Company adjusts the amount of promised consideration for the time value of money using its discount rate and recognizes interest income separate from the revenue recognized on contracts with customers.

Limited Warranty Obligations

The Company offers limited warranties on the Company’s products which provide the customer assurance that the product will function as the parties intended because it complies with agreed-upon specifications; therefore, these assurance-type warranties are not treated as a separate revenue performance obligation and are accounted for as guarantees under U.S. GAAP. The Company regularly reviews its warranty liability and updates these balances based on historical warranty cost trends.

Concentrations of Customers

For the year ended December 31, 2019, two customers accounted for 26% and 11% of the Company’s revenue, respectively, and one customer accounted for 25% of the Company’s accounts receivable, net as of December 31, 2019.

For the year ended December 31, 2018, two customers accounted for 12% each of the Company’s revenue and one customer accounted for 15% of the Company’s accounts receivable, net as of December 31, 2018.

Research and Development

The Company expenses research and development costs as incurred. Research and development expenses consist primarily of engineering, product development, clinical studies to develop and support the Company’s products, regulatory expenses, and other costs associated with products and technologies that are in development. Research and development expenses include employee compensation, including stock-based compensation, supplies, consulting, prototyping, testing, materials, travel expenses, and depreciation.

During September 2019, LENSAR exclusively licensed certain intellectual property from a third-party for $3,500 in cash for use in research and development activities. The amount was immediately expensed and is included in research and development expense in the statements of operations for the year ended December 31, 2019 because it had no alternative future use. The cash consideration transferred has been classified in the statements of cash flows as an operating activity.

Asset Acquisitions

The Company measures and recognizes asset acquisitions that are not deemed to be business combinations based on the cost to acquire the assets, which includes transaction costs. Goodwill is not recognized in asset acquisitions. Contingent consideration in asset acquisitions payable in the form of cash is recognized when payment becomes probable and reasonably estimable, unless the contingent consideration meets the definition of a derivative, in which case the amount becomes part of the asset acquisition cost when acquired. Upon recognition of the contingent consideration payment, the amount is included in the cost of the acquired asset or group of assets.

Income Taxes

The Company is subject to U.S. federal, state, and local corporate income taxes at the entity level. The Company’s losses were included with PDL’s consolidated U.S. federal and state income tax returns. Income taxes as presented in the Company’s financial statements have been prepared on the separate return method as if the Company were a taxpayer separate from PDL.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

The provision for income taxes is determined using the asset and liability approach. Tax laws require items to be included in tax filings at different times than the items are reflected in the financial statements. A current liability is recognized for the estimated taxes payable for the current year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Deferred taxes are adjusted for enacted changes in tax rates and tax laws in the year in which such laws are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company adjusts the level of the liability to reflect any subsequent changes in the relevant facts surrounding the uncertain positions. Any interest and penalties on uncertain tax positions are included within the tax provision.

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases, that supersedes ASC 840, Leases. Subsequently, the FASB issued several updates to ASU No. 2016-02, codified in ASC Topic 842 (“ASC 842”). The Company adopted ASC 842, Leases, on January 1, 2019 using the modified retrospective method for all leases not substantially completed as of the date of adoption. The reported results for the year ended December 31, 2019 reflect the application of ASC 842 guidance while the reported results for the year ended December 31, 2018 were prepared under the guidance of ASC 840, which is also referred to herein as “legacy GAAP” or the “previous guidance”. The cumulative impact of the adoption of ASC 842 was not material, therefore, the Company did not record any adjustments to retained earnings. As a result of adopting ASC 842, the Company recorded operating lease right-of-use (“ROU”) assets of $1,390 and operating lease liabilities of $1,424, primarily related to the corporate office lease, based on the present value of the future lease payments on the date of adoption. Changes to lessor accounting focused on conforming with certain changes made to lessee accounting and the recently adopted revenue recognition guidance. The adoption of ASC 842 did not materially change how the Company accounts for lessor arrangements.

The Company determines if an arrangement is a lease or contains an embedded lease at inception if it contains the right to control the use of an identified asset under a leasing arrangement with an initial term greater than 12 months. The Company determines whether a contract conveys the right to control the use of an identified asset for a period of time if the contract contains both the right to obtain substantially all of the economic benefits from the use of the identified asset and the right to direct the use of the identified asset.

Policy Elections and Practical Expedients Taken

The Company has lease arrangements with lease and non-lease components, which are accounted for separately.

For leases that commenced before the effective date of ASC 842, the Company elected the practical expedients to not reassess the following: (i) whether any expired or existing contracts contain leases; (ii) the lease classification for any expired or existing leases; and (iii) initial direct costs for any existing leases.

For short term leases, defined as leases with a lease term of 12 months or less, the Company elected to not recognize an associated lease liability and ROU asset. Lease payments for short term leases are expensed on a straight-line basis over the lease term.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

The Company has a policy to exclude from the consideration in a lessor contract all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific lease revenue-producing transaction and collected by the Company from a lessee.

Lessee Arrangements

Lessee operating right of use assets are included in other assets in the Company’s balance sheet. Lessee operating lease liabilities are included in other current liabilities and long-term operating lease liabilities in the Company’s balance sheet. The Company does not have lessee financing leases.

Operating lease ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. The Company uses the implicit rate when readily determinable at lease inception. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date, including the lease term and the Company’s credit risk, in determining the present value of lease payments. The Company’s remaining lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis as operating expense in the statements of operations over the lease term.

For lease arrangements with lease and non-lease components where the Company is the lessee, the Company separately accounts for lease and non-lease components, which consists primarily common area maintenance services. Non-lease components are expensed as incurred.

Lessor Arrangements

The Company leases equipment to customers under operating leases. Leases are generally not cancellable until after an initial term and may or may not require the customer to purchase a minimum number of procedures and consumables throughout the contract term.

For lease arrangements with lease and non-lease components where the Company is the lessor, the Company allocates the contract’s transaction price (including discounts) to the lease and non-lease components on a relative standalone selling price basis using the Company’s best estimate of the standalone selling price of each distinct product or service in the contract. Lease elements generally include a LENSAR Laser System, while non-lease elements generally include extended warranty services, PIDs and procedure licenses. The stand-alone selling prices for the extended warranty services, PIDs and procedure licenses are determined based on the prices at which the Company separately sells such products and services. The LENSAR Laser System stand-alone selling prices are determined using the expected cost plus a margin approach. Allocation of the transaction price is determined at the inception of the lease arrangement. The Company’s leases primarily consist of leases with fixed lease payments. For those leases with variable lease payments, the variable lease payment is typically based upon use of the leased equipment or the purchase of procedure licenses and consumables used with the leased equipment. Non-lease components are accounted for under ASC 606, Revenue from Contracts with Customers. For additional information regarding ASC 606, see Note 4, Revenue from Contracts with Customers.

Some leases include options to extend the leases on a month-to-month basis if the customer does not notify the Company of the intention to return the equipment at the end of the lease term. The Company typically does not offer options to terminate the leases before the end of the lease term. A new contract is generated if a customer intends to continue using the equipment under the initial term and the new contract term is not included in the initial lease term.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

In determining whether a transaction should be classified as a sales-type or operating lease, the Company considers the following criteria at lease commencement: (1) whether title of the system transfers automatically or for a nominal fee by the end of the lease term, (2) whether the present value of the minimum lease payments equals or exceeds substantially all of the fair value of the leased system, (3) whether the lease term is for the major part of the remaining economic life of the leased system, (4) whether the lease grants the lessee an option to purchase the leased system that the lessee is reasonably certain to exercise, and (5) whether the underlying system is of such a specialized nature that it is expected to have no alternative use to the Company at the end of the lease term. If any of these criteria are met, the lease is classified as a sales-type lease. If none of these criteria are met the lease is classified as an operating lease. For the years ended December 31, 2019 and 2018, the Company does not have any sales-type leases.

For operating leases, rental income is recognized on a straight-line basis over the lease term as lease revenue. The cost of customer-leased equipment is recorded within equipment under lease, net in the balance sheets and depreciated over the equipment’s estimated useful life. Depreciation expense associated with the leased equipment under operating lease arrangements is reflected in cost of lease in the statements of operations. Some of the Company’s operating leases include a purchase option for the customer to purchase the leased asset at the end of the lease arrangement, subject to a new contract. The purchase price does not qualify as a bargain purchase option. The Company manages its risk on its investment in the equipment through pricing and the term of the leases. Lessees do not provide residual value guarantees on leased equipment. Equipment returned to the Company may be leased or sold to other customers. Initial direct costs, recorded in prepaid and other current assets, are deferred and recognized over the lease term.

Stock-Based Compensation

Stock-based compensation is measured at the grant date based on the fair value of the award and is generally expensed over the requisite service period. LENSAR employees and directors are also eligible for the LENSAR phantom stock plan. The holders of the phantom stock units have the right to receive cash upon settlement. Awards of phantom stock are accounted for as a liability under ASC Topic 718 and changes in the fair value of the Company’s liability are recognized as compensation cost over the remaining requisite service period. Changes in the fair value of the liability are recognized as compensation cost during the period in which the changes occur. The Company remeasures the liability for the outstanding awards at the end of each reporting period and the compensation cost is based on the change in fair market value for each reporting period. Forfeiture for both the Parent’s stock-based compensation plans and phantom stock plan are accounted for as they occur.

One LENSAR employee has historically participated in the Parent’s stock-based compensation plan. Stock-based compensation expense has been attributed to LENSAR based on the awards and terms previously granted to the LENSAR employee. The Parent issued restricted stock awards to the Company’s employee.

See Note 13 for a discussion of stock-based compensation plans.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments. The new guidance amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in more timely recognition of losses. ASU No. 2016-13, as amended by ASU 2019-10 has an effective date of the fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company does not expect this guidance to have a significant impact on its financial statements and related disclosures.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement. The new guidance modifies disclosure requirements related to fair value measurement. The amendments in ASU No. 2018-13 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Implementation on a prospective or retrospective basis varies by specific disclosure requirement. Early adoption is permitted. The standard also allows for early adoption of any removed or modified disclosures upon issuance of ASU No. 2018-13 while delaying adoption of the additional disclosures until their effective date. The Company does not expect this guidance to have a significant impact on its financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. The amendments in ASU No. 2019-12 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its financial statements.

Note 3. Asset Acquisitions

In January 2018, LENSAR entered into an agreement with a domestic distributor to purchase assets used in the distributors’ laser-assisted cataract surgery business. The transaction was closed on January 8, 2018 as the acquisition date. The assets purchased include equipment, inventory and the distributor’s customer relationships. No workforce was transferred as part of the transaction. The transaction was accounted for as an asset acquisition as the acquired assets did not constitute a business under U.S. GAAP. In connection with the acquisition, the Company contingently agreed to make payments related to milestones based on future operating performance during the 12 months following the close of the acquisition date, for a total value of up to $1,929 at the acquisition date. The Company’s payments for the contingent consideration were $1,071 and $858 during the years ended December 31, 2019 and 2018, respectively. The contingent liability was paid in full as of December 31, 2019.

The following table summarizes the allocation of the purchase price to identifiable assets acquired based on management’s estimates of relative fair value:

Amount
Equipment and inventory	$961
Fixed assets	76
Intangible assets (Customer relationships)	2,092

Total identifiable assets	$3,129

The following table summarizes the purchase price:

Amount
Consideration paid at closing, cash	$1,200
Contingent consideration	1,929

Total consideration	$3,129

In December 2018 LENSAR entered into an agreement with a medical technology company to license certain patents and to obtain an option to purchase the medical technology company’s assets. The transaction was closed on April 9, 2019 as the acquisition date. LENSAR had 120 days to exercise the option and three months

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

thereafter to negotiate the terms of the final purchase agreement. In April 2019, LENSAR entered into an agreement with the medical technology company to purchase patents, intellectual property, and products. The assets purchased included patents, patent applications, intellectual property, and prototypes. No workforce was transferred as part of the transaction. The Asset Assignment Agreement also provides for an additional $300 in contingent consideration if certain patents are revived. The full contingent consideration was included in the purchase price at the time of the acquisition. The contingent consideration was paid during 2019. The transaction was accounted for as an asset acquisition as the acquired assets did not constitute a business under U.S. GAAP.

The following table summarizes the identifiable assets acquired:

Amount
Intangible assets	$2,300
Total identifiable assets	$2,300

The following table summarizes the purchase price:

Amount
Consideration paid for the License and Option Agreement	300
Cash consideration paid at closing	1,700
Contingent consideration	300

Total consideration	$2,300

Note 4. Revenue from Contracts with Customers

Disaggregation of Revenue

The following table summarizes the Company’s product and service revenue disaggregated by geographic region, which is determined based on customer location, for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018
United States	$10,918	$10,015
South Korea	7,876	2,840
Europe	3,448	2,375
Asia (excluding South Korea)	3,664	4,209
Other	441	382

Total[1]	$26,347	$19,821

1	The table above does not include lease revenue of $4,181 and $4,567 for the years ended December 31, 2019 and 2018, respectively. Refer to Note 6, Leases.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Contract Balances

The following table provides information about receivables and contract liabilities from contracts with customers:

		Year Ended December 31,
	Classification	2019	2018
Accounts receivable, current	Accounts receivable, net	$3,384	$3,302
Accounts receivable, non-current	Other assets	—	18
Notes receivable, current	Notes receivable, net	502	472
Notes receivable, long-term	Notes and other receivables, long-term, net	827	753
Contract liability, current	Deferred revenue	777	871
Contract liability, non-current	Other long-term liabilities	118	123

Accounts Receivables, Net—Accounts receivables, net, include amounts billed and due from customers. The amounts due are stated at their net estimated realizable value and are classified as current or noncurrent based on the timing of when the Company expects to receive payment. The noncurrent receivables relate to service revenue. Most customers are on pre-paid or 30-day payment terms, depending on the product purchased. The Company maintains an allowance for doubtful accounts to provide for the estimated amount of receivables that will not be collected. The allowance is based upon an assessment of customer creditworthiness, historical payment experience, the age of outstanding receivables and collateral to the extent applicable.

Notes Receivables, Net—Notes receivable, net includes amounts billed and due from customers under extended payment terms with a significant financing component. Interest rates on notes receivable range from 5.0% to 5.75%. The Company recorded interest income on notes receivable during the years ended December 31, 2019 and December 31, 2018 of $53 and $51 in other income, net in its statements of operations.

Maturities of notes receivables, net under extended payment terms with a significant financing component as of December 31, 2019 are as follows:

Fiscal Year	Amount
2020	$538
2021	396
2022	350
2023	126
2024	—
Thereafter	—

Total undiscounted cash flows	$1,410
Present value of notes receivable	1,329

Difference between undiscounted and discounted cash flows	$81

Contract Liabilities—The Company’s contract liabilities consist of deferred revenue related to services and products sold to customers for which the performance obligation has not been completed by the Company. The Company classifies deferred revenue as current or noncurrent based on the timing of when it expects to recognize revenue. The noncurrent portion of deferred revenue is included in other long-term liabilities in the Company’s balance sheets.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

The following table provides information about contract liabilities from contracts with customers:

Amount
Contract liabilities as of January 1, 2018	$1,091
Billings not yet recognized as revenue	660
Beginning contract liabilities recognized as revenue	(757)

Contract liabilities at December 31, 2018	$994
Billings not yet recognized as revenue	739
Beginning contract liabilities recognized as revenue	(838)

Contract liabilities at December 31, 2019	$895

Transaction Price Allocated to Future Performance Obligations

At December 31, 2019, the revenue expected to be recognized in future periods related to performance obligations that are unsatisfied for executed contracts with an original duration of one year or more was approximately $11,199. The Company expects to satisfy its remaining performance obligations over the next four years, with $5,291 to be satisfied in the next twelve months, $3,620 to be satisfied in the next two years, and $2,288 to be satisfied thereafter. The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with original expected lengths of one year or less or (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for the products delivered or services performed.

Costs to Obtain Contracts

The following table provides information about the costs to obtain contracts associated with contracts with customers for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018
Beginning balance	$80	$38
Additions	452	256
Amortization	(342)	(214)

Ending balance	$190	$80

Note 5. Inventories

Inventory balances were as follows:

	As of December 31,
	2019	2018
Finished Goods	$3,156	$1,592
Work-in-progress	1,170	549
Raw Materials	3,738	1,921

Total	$8,064	$4,062

Write downs of inventories to net realizable value for the years ended December 31, 2019 and 2018 were immaterial.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note	6. Leases

Lessee Arrangements

The Company has an operating lease for a corporate office. The Company’s operating lease has a remaining lease term of 1.6 years as of December 31, 2019, and contains an option to extend the lease for five years.

The components of lease expense are as follows:

Year ended December 31, 2019
Operating lease cost	$576
Short-term lease cost	8

Total lease cost	$584

Supplemental cash flow information related to leases is as follows:

Year ended December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$575
Right-of-use-assets obtained in exchange for lease obligations:
Operating leases	$1,390

The following table presents the lease balances within the balance sheet, weighted-average remaining lease term, and weighted-average discount rates related to the Company’s operating leases:

Operating Leases	Classification	As of December 31, 2019
Operating lease ROU assets	Other assets	$853

Operating lease liabilities, current	Other current liabilities	$555
Operating lease liabilities, long-term	Long-term operating lease liabilities	333

Total operating lease liabilities		$888

Weighted-average remaining lease term		1.6 years
Weighted-average discount rate		6.04%

Maturities of operating lease liabilities as of December 31, 2019 are as follows:

Fiscal Year	Amount
2020	$592
2021	353
2022	—
2023	—
2024	—
Thereafter	—

Total operating lease payments	945
Less: imputed interest	(57)

Total operating lease liabilities	$888

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Future minimum operating lease payments as of December 31, 2018 were as follows:

Fiscal Year	Amount
2019	$719
2020	735
2021	436
2022	—
2023	—
Thereafter	—

Total operating lease payments	$1,890

Lessor Arrangements

The Company has operating leases for the LENSAR Laser System. The Company’s leases have remaining lease terms of less than one year to four years. Lease income related to non-cancellable lease payments for the years ended December 31, 2019 and 2018 was as follows:

	Year ended December 31,
	2019	2018
Lease income related to non-cancellable lease payments	$3,142	$2,918

Equipment under lease is as follows:

	As of December 31,
	2019	2018
Equipment under lease	$6,749	$6,625
Less accumulated depreciation	(5,318)	(3,708)

Equipment under lease, net	$1,431	$2,917

Depreciation expense on equipment under lease amounted to $2,252 and $2,842 for the years ended December 31, 2019 and 2018, respectively.

Maturities of operating lease payments as of December 31, 2019 are as follows:

Fiscal Year	Amount
2020	$2,287
2021	1,218
2022	426
2023	81
2024	—
Thereafter	—

Total undiscounted cash flows	$4,012

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note 7. Property and Equipment

The following table provides details of property and equipment, net:

	As of December 31,
	2019	2018
Leasehold improvements	$107	$107
Manufacturing equipment	203	203
Computer and office equipment	98	92
System and laser	1,304	1,195
Furniture and fixtures	50	50
Transportation equipment	76	76

Total	1,838	1,723
Less accumulated depreciation	(1,543)	(1,041)
Construction in progress	425	17

Property and equipment, net	$720	$699

Depreciation expense on property and equipment amounted to $387 and $611 for the years ended December 31, 2019 and 2018, respectively. The Company recognizes molds and tools that suppliers use in producing certain products under a long-term supply arrangement in construction in progress while the molds are under construction. When the molds are completed, they are transferred to property and equipment. The assets capitalized amounted to $425 and $17 as of December 31, 2019 and 2018, respectively.

Note 8. Intangible Assets

In April 2019, LENSAR acquired certain intellectual property from a third-party for $2,000 in cash and contingent obligations to pay a $300 milestone payment and royalties upon the completion of certain events, which were met prior to December 31, 2019. See Note 3 for more information.

The components of intangible assets were as follows:

	As of December 31, 2019			As of December 31, 2018
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite-lived intangible assets:
Customer relationships[1,2]	$4,292	$(951)	$3,341	$4,292	$(557)	$3,735
Acquired technology[1,3]	11,500	(1,741)	9,759	9,200	(1,022)	8,178
Acquired trademarks[1]	570	(304)	266	570	(190)	380

	$16,362	$(2,996)	$13,366	$14,062	$(1,769)	$12,293

1

Certain intangible assets were established upon PDL’s acquisition of LENSAR in May 2017. They are being amortized on a straight-line basis over a weighted-average period of 15 years. The intangible assets for customer relationships are amortized on a straight-line basis or a double declining basis over their estimated useful lives up to 20 years based on the method that better represents the economic benefits to be obtained.

2	LENSAR acquired certain intangible assets for customer relationships from a domestic distributor in an asset acquisition, which are being amortized on a straight-line basis over a period of 10 years.
3	LENSAR acquired certain intangible assets from a medical technology company in an asset acquisition, which are being amortized on a straight-line basis over a period of 15 years.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Amortization expense for the years ended December 31, 2019 and 2018 was $1,227 and $1,137, respectively.

Based on the intangible assets recorded at December 31, 2019, and assuming no subsequent additions to or impairment of the underlying assets, the remaining amortization expense is expected to be as follows:

Fiscal Year	Amount
2020	$1,256
2021	1,240
2022	1,149
2023	1,097
2024	1,085
Thereafter	7,539

Total remaining estimated amortization expense	$13,366

Note 9. Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2019	2018
Compensation	$3,972	$3,236
Warranty	58	39
Other	748	348

Total	$4,778	$3,623

Note 10. Mandatorily Redeemable Preferred Stock

The Company authorized and issued 30,000 shares of Series A preferred stock, par value $0.01 to Parent in May 2017. The Series A preferred stock has an aggregate liquidation preference of $30,000 (“stated value”), plus all accumulated and unpaid dividends (whether or not declared). Dividends on each share of preferred stock initially accrued on an annual basis at a rate of 15.00% per annum of the stated value, and subsequently decreased to 5.0% per annum of the stated value effective January 1, 2019 as amended in December 2018. Dividends are payable when and if declared by the board of directors. No dividends have been declared by the board of directors since issuance.

The Series A preferred stock is mandatorily redeemable on May 11, 2027, the tenth anniversary of the date of issuance, equal to its stated value plus any accrued and unpaid dividends. Prior to May 11, 2027, the Company may redeem the outstanding Series A preferred stock in whole or in part at its option for cash equal to the stated value per share plus any accrued and unpaid dividends. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the Series A preferred stock will be redeemed for cash equal to its stated value plus any accrued and unpaid dividends. As of December 31, 2019 and 2018, the redemption amounts were $38,885 or $1,296 per share and $37,385 or $1,246 per share, respectively.

The holder of Series A preferred stock is entitled to elect one member of the board of the directors, but are otherwise not entitled to vote on matters with the common shareholders. The Series A preferred stock rank senior to the Company’s common stock. The Series A preferred stock is not entitled to participate in distributions with common shareholders; however, the Company may not declare dividends to common shareholders so long as there are accumulated and unpaid dividends on the Series A preferred stock.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

The Series A preferred stock is accounted for as a liability on the Company’s balance sheets because it is mandatorily redeemable. Prior to the amendment in December 2018, the Series A preferred stock was measured based on the present value of the expected redemption value of $75,000 at the mandatory redemption date, accruing interest cost at an effective interest rate of 9.6%.

Upon the amendment, the reduction of the cumulative dividend rate to 5.0% was accounted for as a debt modification, wherein interest cost is accrued prospectively using the new effective interest rate of 4.4% based on the modified redemption value of $49,923 on the May 11, 2027 mandatory redemption date.

The carrying value of Series A preferred stock is $36,417 and $34,890 inclusive of interest accrued as of December 31, 2019 and 2018, respectively. Interest expenses recognized on the Series A preferred is $1,528 and $3,049 for the years ended December 31, 2019 and 2018, respectively.

Note 11. Commitments and Contingencies

Purchase Obligation

LENSAR entered into various supply agreements for the manufacture and supply of certain components. The supply agreements commit LENSAR to a minimum purchase obligation of approximately $10,400 over the next 24 months, of which $9,600 is due in the next 12 months, $1,000 of which are guaranteed by the Parent. LENSAR expects to meet these requirements. LENSAR made purchases of $9,600 and $4,492 under these supply agreements during the year ended December 31, 2019 and 2018, respectively.

Royalty and Milestone Payments

In connection with the acquisition of certain intellectual property the Company could be required to make milestone payments in the amount of $2,400 (refer to Note 2, Research and Development), which are contingent upon the regulatory approval and commercialization of the next generation system. In addition, the Company acquired certain intellectual property, which if used in the development of the next generation system could result in additional royalty payments.

Legal Matters

The medical device market in which LENSAR participates is largely technology driven. As a result, intellectual property rights, particularly patents and trade secrets, play a significant role in product development and differentiation. The Company makes provisions for liabilities when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Management believes that there are currently no claims or legal actions that would reasonably be expected to have a material adverse effect on the Company’s results of operations, financial condition or cash flows.

Note 12. Stockholders’ Deficit

Common Stock

The Company has a single class of common stock in which stockholders are entitled to one vote for each share of common stock. No cash dividend was declared on common stock during the years ended December 31, 2019 and 2018.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Note 13. Stock-Based Compensation

Phantom Stock Plan

LENSAR has an phantom stock plan under which it grants phantom stock units (“PSUs”) to LENSAR directors and employees. The aggregate number of shares of common stock that may be subject to                  awards of phantom stock are determined from time to time by the plan administrator. The total shares authorized for grant were 1,560,240 and 1,503,100, as of December 31, 2019 and 2018, respectively and such awards are all granted to eligible award holders. PSUs are awards in the form of phantom shares, denominated in a hypothetical equivalent number of shares of LENSAR common stock and with the value of each PSU equal to the fair value of LENSAR common stock at the date of grant. PSUs may be settled in cash, common stock or both, as determined by the board of LENSAR at the time of grant. Each PSU grant is subject to service-based vesting, where a specific period of continued employment, typically one to four years, must pass before an award vests and can be accelerated at the occurrence of a change-in-control event or completion of an initial public offering.

The estimated fair value of the common stock underlying the PSUs is determined by the board of directors, with input from management. In the absence of a public trading market for the common stock, the Company develops an estimate of the fair value of the common stock based on the information known on the reporting date, upon a review of any recent events and their potential impact on the estimated fair value, and valuations from an independent third-party valuation firm. Valuations of the Company’s common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. In evaluating the PSUs, the Company first established the enterprise value of the Company using generally accepted valuation methodologies including discounted cash flow analysis, comparable public company analysis and comparable acquisitions analysis. Then the Company allocated the equity value among the securities that comprise the capital structure of the Company using the Black Scholes Option-Pricing model after deducting the liquidation preference. Under the Option-Pricing model, the common stock is modeled as a call option that gives its owner the right but not the obligation to buy the underlying enterprise value at a predetermined or exercise price. Common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated.

The fair value of the Company’s common stock, as used for purposes of determining the fair value of the PSUs, was estimated using the following assumptions:

	As of and Year Ended December 31,
	2019	2018
Risk-free interest rate	1.6%	2.5%
Expected term (years)	3	3
Expected volatility	60%	63%
Dividends	0.0%	0.0%
Marketability discount	23%	23%

Expected term: As its share-based compensation awards were generally non-transferrable and represented in substance a liquidation interest in the Company, the Company estimated the expected term input to the Black-Scholes model to be equivalent to the Company’s expected time to a liquidity event.

Risk-free interest rate: The risk-free interest rate was based on the rates paid on securities issued by the U.S. Treasury with a term approximating the expected time to liquidity of the Company’s common stock.

Expected volatility: The expected volatility for the Company’s stock-based compensation awards was based on an index of the historical volatilities of a group of comparable publicly-traded medical device peer companies,

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

which the Company believes will be representative of the volatility over the time to liquidity of its common stock.

Expected dividend yield: The Company does not intend to pay dividends for the foreseeable future. Accordingly, the Company used a dividend yield of zero in the assumptions.

Marketability discount: The estimated fair value reflects a non-marketability discount to reflect the fact that the stockholders could not freely trade the common stock in the public markets and is based on the anticipated likelihood and timing of a future liquidity event.

LENSAR common shares are transferred from PDL’s ownership to award owners if the PSU holder elects to settle in common stock. Compensation expense is recognized over the vesting period with a corresponding liability, which is recorded in accrued liabilities and other long-term liabilities in the balance sheet. The liability is remeasured to fair value at each reporting date with any change in fair value recorded as stock-based compensation over the remaining vesting period. If equity settlement is elected upon vesting, the liability amount is converted to equity. The Parent then transfers LENSAR shares to the employee in settlement of the award. The following table sets forth the total stock-based compensation expense recognized under the phantom stock plan in the Company’s statements of operations:

	Year Ended December 31,
	2019	2018
Cost of revenue—product	$29	$75
Cost of revenue—service	17	42
Selling, general and administrative expenses	696	969
Research and development expenses	76	136

Total	$818	$1,222

As of December 31, 2019 and 2018, the Company’s liabilities related to the PSU recorded in liabilities were $1,179 and $1,114 respectively. The fair values of the PSUs at each reporting date are $1.66 and $1.20 as of December 31, 2019 and 2018, respectively. The following table summarizes the phantom share activity during the year ended December 31, 2019:

	2019
	Number of Units	Weighted-average grant- date fair value per share
Non-vested at beginning of year	982,725	$0.71
Granted	57,140	$1.20
Vested	(644,165)	$0.75
Forfeited	(10,500)	$0.71

Non-vested at end of year	385,200	$0.71

	2018
	Number of Units	Weighted-average grant- date fair value per share
Non-vested at beginning of year	881,500	$0.71
Granted	621,600	$0.71
Vested	(520,375)	$0.71
Forfeited	—	$—

Non-vested at end of year	982,725	$0.71

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

During the year ended December 31, 2019, $92 was paid and 607,265 shares were transferred from PDL to settle vested shares. As of December 31, 2019, 465,640 units are vested but unsettled.

Unrecognized compensation cost for all unvested PSUs as of December 31, 2019 was $234 based on the fair market value of the awards on that date, which is expected to be recognized over a weighted-average period of 1.3 years.

Stock-Based Incentive Plans

PDL has equity incentive plans under which it grants equity awards, including stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance share and performance unit awards, deferred compensation awards and other stock-based or cash-based awards. As of December 31, 2019 and 2018, awards granted by PDL to one LENSAR employee which consisted of restricted stock awards. There were no other grants to LENSAR employees of any other award types under the Parent’s equity incentive plan.

Restricted Stock Awards

PDL granted restricted stock awards to an employee of LENSAR pursuant to a stockholder approved stock-based incentive plan. As LENSAR receives the employee’s services in consideration for these awards, stock-based compensation expense for the awards granted to the LENSAR employee has been reflected in the statements of operations. As the stock-based compensation plans are the Parent’s plans and the awards are settled by the Parent, the offset to the expense has been recognized through additional paid-in capital on the balance sheets. Stock-based compensation expense related to the PDL awards for the years ended December 31, 2019 and 2018 was approximately $100 and $100 recorded in selling, general, and administrative expense, respectively.

Restricted stock has the same rights as other issued and outstanding shares of PDL’s common stock, including, in some cases, the right to accrue dividends, which are held in escrow until the award vests. The compensation expense related to these awards is determined using the fair market value of PDL’s common stock on the date of the grant, and the compensation expense is recognized ratably over the vesting period. The restricted stock award granted to the LENSAR employees vests over one to two years and compensation expense associated with these awards is recognized on a straight-line basis over the vesting period.

The total fair value of restricted stock awards vested during the years ended December 31, 2019 and 2018 was approximately $100 and $100, respectively.

The weighted-average grant date fair value for restricted stock awards granted under PDL’s 2005 Amended and Restated Equity Incentive Plan for the years ended December 31, 2019 and 2018 was $3.46 and $2.52, respectively.

At December 31, 2019, there was approximately $38 of total unrecognized compensation expense related to restricted stock awards, which is expected to be recognized over a weighted-average period of one year.

Note 14. Income Taxes

The Company is included in the consolidated federal tax return of PDL. The provision for income taxes is calculated by using a “separate return” method. Under this method, the Company is assumed to file a separate return with the applicable tax authority(ies). The current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. Deferred taxes are provided on temporary differences and on any attributes being carried forward that could be claimed on the hypothetical return. The need for a valuation allowance is assessed on a separate company basis and on projected separate return assets.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

For financial reporting purposes, loss before income taxes includes the following components:

	Years Ended December 31,
	2019	2018
United States	(14,657)	(12,573)

Foreign	—	—

Total	(14,657)	(12,573)

The provision for income taxes for the years ended December 31, 2019 and 2018 consisted of the following:

	Year Ended December 31,
	2019	2018
Current income tax expense (benefit)
Federal	$—	$—
State	—	—
Foreign	—	20

Total Current	—	20
Deferred income tax (benefit)
Federal	—	—
State	—	—
Foreign	—	—

Total deferred	—	—

Total provision	$—	$20

A reconciliation of the income tax provision computed using the U.S. statutory federal income tax rate compared to the income tax provision included in the statements of operations is as follows:

	Year Ended December 31,
	2019	2018
Tax at U.S. statutory rate on income before income taxes	$(3,078)	$(2,640)
Change in valuation allowance	2,218	2,821
State taxes	543	(837)
Accrued preferred dividend	321	640
Other	(4)	36

Total	$—	$20

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Deferred tax assets and liabilities are determined based on the differences between financial reporting and income tax bases of assets and liabilities, as well as net operating loss carryforwards, and are measured using the enacted tax rates and laws in effect when the differences are expected to reverse. The significant components of the Company’s net deferred tax assets and liabilities are as follows:

	Year Ended December 31,
	2019	2018
Deferred tax assets:
Net operating loss carryforwards	$38,781	$36,347
Intangible assets	3,827	4,206
Other	2,064	1,694

Total deferred tax assets	44,672	42,247
Valuation allowance	(44,465)	(42,247)

Total deferred tax assets, net of valuation allowance	207	—

Deferred tax liabilities:

Other	(207)	—

Total deferred tax liabilities	(207)	—

Net deferred tax assets	$—	$—

The deferred tax assets associated with net operating losses included in the table above reflect net operating losses as if the Company was a taxpayer separate from PDL Biopharma, Inc. As of December 31, 2019 and December 31, 2018, the Company maintained federal net operating loss carryforwards of $158,297 and $145,012, respectively. As of December 31, 2019 and 2018, the Company also maintained state net operating loss carryforwards of $131,761 and $121,664, respectively (as corrected from approximately $57,795 in 2019 and $68,835 in 2018). The net operating loss carryforwards will begin expiring in the year 2023, if not utilized. As of December 31, 2019 and 2018, the Company had $2,234 and $2,234 of R&D credits, respectively that will begin expiring in the year 2025. The Company expects a portion of these tax return attributes will be eliminated at the time a separation is executed.

Utilization of the federal and state net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization. Under the 2017 Tax Act, although the treatment of tax losses generated in taxable years ending before December 31, 2017 has not changed, tax losses generated in taxable years beginning after December 31, 2017 may only be utilized to offset 80% of taxable income annually and may be carried forward indefinitely. This change may require the Company to pay additional federal income taxes in future years if additional losses are generated post 2017.

As of December 31, 2019, the Company determined that it was more likely than not that certain deferred tax assets would not be realized in the near future and maintained a $44,465 valuation allowance against deferred tax assets. The net change in total valuation allowance between the years ended December 31, 2019 and 2018, was an increase of $2,218. The $44,465 valuation allowance at December 31, 2019 is related to federal and state deferred tax assets that the Company determined it was more likely than not would be realized.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

A reconciliation of the Company’s unrecognized tax benefits, excluding accrued interest and penalties, for 2019 and 2018 is as follows:

	Year Ended December 31,
	2019	2018
Balance at the beginning of the year	$2,255	$2,255
Decreases related to prior year tax positions	—	—
Increases related to tax positions from prior fiscal years	—	—
Increases related to tax positions taken during current fiscal year	—	—

Balance at the end of the year	$2,255	$2,255

The future impact of the unrecognized tax benefit of $2,255, if recognized, is as follows: it would affect the effective tax rate by $2,255 and $2,255 would result in adjustments to deferred tax assets, which may be offset with valuation allowance. The Company periodically evaluates its exposures associated with its tax filing positions. At this time, the Company does not anticipate a material change in the unrecognized tax benefits that would affect the effective tax rate or deferred tax assets or valuation allowances over the next 12 months.

Estimated interest and penalties associated with unrecognized tax benefits increased the Company’s income tax expense in the statements of operations by $0, during the years ended December 31, 2019 and December 31, 2018. In general, the Company’s income tax returns are subject to examination by U.S. federal, state and local tax authorities for tax years 2009 forward. The Company is not currently under examination in any significant tax jurisdictions. Interest and penalties associated with unrecognized tax benefits accrued on the balance sheet were $0 and $0 as of December 31, 2019 and 2018, respectively.

In response to the COVID-19 pandemic, many governments have enacted or are contemplating measures to provide aid and economic stimulus. The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which was enacted on March 27, 2020 in the U.S., includes measures to assist companies, including temporary change to income and non-income-based tax laws. The Company will monitor additional guidance and impact that the CARES Act and other potential legislation may have on its income taxes.

Note 15. Net Loss per Share

The following is a reconciliation of the numerator (net loss) and the denominator (number of shares) used in the basic and diluted net loss per share calculations:

	Year Ended December 31,
	2019	2018
Net loss	$(14,657)	$(12,593)
Less: Cumulative dividends in excess of interest expense on mandatorily redeemable preferred stock	—	(1,451)

Net loss attributable to common stockholders	$(14,657)	$(14,044)
Weighted average number of shares of common stock	9,630,000	9,630,000
Basic and diluted net loss per share	(1.52)	(1.46)

The Company applied the two-class method for calculating net loss per share. The two-class method is an allocation of losses between the holders of common stock and the Company’s participating securities. Net loss attributable to common stockholders is computed by deducting the dividends accumulated for the period on the Series A preferred stock from the Company’s net loss. Interest expense on the Series A preferred stock is

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

calculated using the effective interest method. The adjustment to the net loss is the portion of the cumulative dividends in excess of the interest expense on the mandatorily redeemable preferred stock.

The Company’s basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. The Company’s shares eligible for phantom stock awards (non-vested shares or non-settled awards) are held by Parent and are outstanding. If equity settlement is elected by the award holder, shares of LENSAR common stock are transferred from PDL’s ownership to award owners. These shares are included in the Company’s computation of weighted-average shares outstanding in the determination of basic net loss per share attributable to common stockholders.

As the Company has reported a net loss for all periods presented, basic and diluted net loss per share attributable to common stockholders are the same for those periods. The Company does not have potential dilutive impacts from common stock equivalents for the years ended December 31, 2019 and 2018, respectively.

Note 16. Related Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent.

Corporate Allocations

The Company’s Financial Statements include expenses of $4,371 and $4,985 for the years ended December 31, 2019 and 2018, respectively, allocated to the Company by PDL for corporate support functions that are provided by the Parent such as administration and organizational oversight; including employee benefits, finance and accounting, treasury and risk management, professional and legal services, among others. Allocated costs are included within selling, general and administrative expenses in the accompanying statements of operations. A portion of these allocated costs related to certain cross charges that have historically been cash settled and included in our statements of cash flows as operating activities. As of December 31, 2019 and 2018, $142 and $30, respectively, related to the allocation of corporate costs are included in other current liabilities as those amounts are to be cash settled.

No costs related to the separation of LENSAR have been incurred by the Parent for the year ended December 31, 2019.

Parent Loan

In May 2017, the Company entered into a loan agreement with PDL. Under the loan agreement, the maximum aggregate principal amount that LENSAR can draw from the loan agreement is $25,600. As of December 31, 2019 and 2018, LENSAR borrowed $20,200 and $6,975 respectively, from PDL at an interest rate of 4% per annum. The long-term portion of the loan is included in Note payable due to related party on the Company’s balance sheet at December 31, 2019 and 2018. The current portion of the loan is included in other current liabilities of $654 as of December 31, 2018. In 2019, the payment terms were adjusted such that the entire outstanding principal balance is payable at the maturity date, and therefore, all borrowings under the loan agreement are non-current as of December 31, 2019. The loan is due on May 11, 2023. The loan can be prepaid without penalty in whole or in part in aggregate amounts of $1,000. The interest expense incurred during the years ended December 31, 2019 and 2018 was $473 and $272, respectively, and is included in interest expense.

The Parent has committed through June 20, 2021 to provide financial support to the Company of up to $20.0 million.

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

Mandatorily Redeemable Preferred Stock

Refer to Note 10, Mandatorily Redeemable Preferred Stock.

Note 17. Subsequent Events

Management evaluated all activity of LENSAR through March 11, 2020, the date on which PDL’s consolidated financial statements were issued, and concluded that no subsequent events have occurred that would require recognition in the Company’s financial statements or disclosure in the notes to the financial statements herein, except as below:

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) a pandemic. The outbreak of the COVID-19 pandemic is significantly affecting the Company’s employees, patients, communities and business operations, as well as the U.S. economy and financial markets. The full extent to which the COVID-19 outbreak will impact the Company’s business, results of operations, financial condition and cash flows will depend on future developments that are highly uncertain and the estimates of the impact on the Company’s business may change based on new information that may emerge concerning COVID-19 and the actions to contain it or treat its impact and the economic impact on local, regional, national and international markets.

The Company’s results of operations, financial condition and cash flows have been adversely affected by the COVID-19 pandemic. The extent to which the COVID-19 outbreak will negatively impact the Company’s business or operating results can not be determined with certainty at this time. In geographies in which the Company or its customers, partners and service providers operate, health concerns as well as political or governmental developments in response to COVID-19 could result in economic, social or labor instability or prolonged contractions in the industries in which the Company’s customers or partners operate, slow the sales process, result in customers not purchasing or renewing the Company’s products or failing to make payments, and could otherwise have a material adverse effect on the Company’s business and results of operations and financial condition.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The Company did not receive a stimulus payment related to the CARES Act.

On April 15, 2020, the Company and the Parent, upon mutual agreement, increased the credit limit that LENSAR can draw from PDL under the loan agreement by $7,000 to a total of $32,600. LENSAR drew an additional $10,400 under the loan agreement subsequent to December 31, 2019 with $2,000 remaining to be drawn under the current credit limit.

Events Subsequent to Original Issuance of Financial Statements (Unaudited)

On July 2, 2020, the Company drew an additional $2,000 under the loan agreement with PDL. The total loans now due and owing under such loan agreement were fully repaid as part of the Contribution Agreement described below.

On July 10, 2020, the Company amended and restated its certificate of incorporation (the “Restated Charter”) to, among other things, (a) increase the number of shares of common stock ($0.01 par value per share)

CONFIDENTIAL TREATMENT REQUESTED BY LENSAR, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

the Company is authorized to issue to 150,000,000 shares and (b) issue to the Parent a total of 30,733,432 shares of the Company’s common stock in exchange for the extinguishment of all 30,000 shares of the Company’s Series A Preferred Stock, including any accrued and unpaid dividends thereon (the “Series A Preferred Stock Recapitalization”). The Company does not currently have any shares of Series A Preferred Stock outstanding.

On July 13, 2020, the Company and the Parent entered into a contribution and exchange agreement whereby the Company issued to the Parent a total of 25,256,198 shares of the Company’s common stock in exchange for the extinguishment of the $32,600 outstanding that the Company owed the Parent under the Credit Agreement (the “Note Payable Recapitalization”).

The Series A Preferred Stock Recapitalization, together with the Note Payable Recapitalization, is defined as the “Recapitalization Transactions”. The Recapitalization Transactions resulted in the issuance of 55,989,630 shares of common stock to extinguish an aggregate of $69,879 carrying value of liabilities recognized for the Series A Preferred Stock and loans outstanding under the Credit Agreement together with accrued interest, resulting in an approximate $2,691 extinguishment gain which will be recognized directly within equity during the three months ended September 30, 2020.

On July 9, 2020, our Board of Directors approved the LENSAR Inc. 2020 Incentive Award Plan (the “2020 Plan”). Under the 2020 Plan, we may grant stock options, restricted stock, restricted stock unit awards and other stock-based awards.

On July 22, 2020, which was the day following the date of the Capital Contribution (defined below), our Board of Directors also approved the grants of 16,625,822 shares of restricted stock in connection with the Spin-Off to certain individuals under the 2020 Plan in consideration of future services to be rendered to the Company. The aggregate grant date fair value of these restricted stock awards was determined to be $19,951 based on the fair value of our underlying common stock using preliminary valuation techniques with the most reliable information currently available. The vesting schedule of the restricted stock awards is (i) 40% vest on the later of three months following the closing of the Spin-Off or six months following the grant date (provided the Spin-Off has occurred prior to such date), (ii) 30% vest 18 months following grant date, and (iii) 30% vest 36 months following grant date. Additionally, these shares of restricted stock are subject to an excess share forfeiture restriction, whereby, as of the measurement date defined in the grant notice, the number of shares issued to a participant pursuant to the grant notice plus all other shares of common stock held by such participant shall not exceed the target percentage stated in the participant’s restricted stock agreement multiplied by LENSAR’s fully diluted capitalization as of that measurement date. Following the application of the excess share forfeiture restriction, the remaining shares shall be eligible to vest based on the aforementioned vesting schedule.

On July 21, 2020, the Company issued an additional 6,666,666 shares of additional common stock to PDL in exchange for $8,000 in cash (the “Capital Contribution”).

On August 4, 2020, PDL committed that through August 5, 2021 it will provide financial support of up to $20,000 to support the operating, investing and financing activities of the Company. Accordingly, management believes that cash on hand and the financial support from PDL will provide sufficient liquidity to meet the Company’s projected obligations for at least twelve months from August 4, 2020. Refer to Note 1 for further information.